As filed with the Securities and Exchange Commission on April 22, 2010
Registration No. 333-164492
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
PAA Natural Gas Storage, L.P.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4922	27-1679071
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

333 Clay Street, Suite 1500
Houston, Texas 77002
(713) 646-4100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Richard K. McGee
Tim Moore
333 Clay Street, Suite 1500
Houston, Texas 77002
(713) 646-4100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David P. Oelman D. Alan Beck, Jr. Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Joshua Davidson Gerald M. Spedale Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of Securities To Be Registered	Aggregate Offering Price(1)(2)	Registration Fee(3)
Common units representing limited partner interests	$241,500,000	$17,219

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(3)	The total registration fee includes $14,260 that was previously paid for the registration of $200,000,000 of proposed maximum aggregate offering price in the filing of the Registration Statement on January 25, 2010, $2,139 for the registration of $30,000,000 of proposed maximum aggregate offering price in the filing of the Registration Statement on April 2, 2010 and $820 for the registration of an additional $11,500,000 of proposed maximum aggregate offering price registered hereby.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED APRIL 22, 2010

PRELIMINARY PROSPECTUS

10,000,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of our common units. We currently estimate that the initial public offering price will be between $19.00 and $21.00 per common unit. Prior to this offering, there has been no public market for our common units. We have applied to list our common units on the New York Stock Exchange under the symbol “PNG.”

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 24. These risks include the following:

•	We may not have sufficient cash following the establishment of reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to holders of our common units and Series A subordinated units.

•	Plains All American Pipeline, L.P., or PAA, owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including PAA, have conflicts of interest with us and limited fiduciary duties, and may favor their own interests to your detriment.

•	Increased competition from other companies that provide natural gas storage services or services that can substitute for storage services could have a negative impact on the demand for our services, which could adversely affect our financial results.

•	Our natural gas storage operations are subject to regulation by federal, state and local regulatory authorities; regulatory measures adopted by such authorities could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions.

•	We may not be able to maintain or replace expiring storage contracts.

•	We may not be able to achieve our current expansion plans at our Pine Prairie facility on economically viable terms.

•	Holders of our common units have limited voting rights and are not entitled to elect the directors of our general partner.

•	Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

•	Upon the closing of the offering, investors in our common units will experience immediate and substantial dilution in pro forma net tangible book value of $9.06 per common unit.

•	You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Proceeds to PAA
		Underwriting	Natural Gas
	Price to Public	Discounts(1)	Storage, L.P.

Per Common Unit	$	$	$
Total	$	$	$

(1)	Excludes expenses equal to % of the gross proceeds of this offering, or approximately $ .

We have granted the underwriters a 30-day option to purchase up to an additional 1,500,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 10,000,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about          , 2010.

Barclays Capital	UBS Investment Bank	Citi	Wells Fargo Securities

BofA Merrill Lynch	J.P. Morgan	Raymond James

Madison Williams
Morgan Keegan & Company, Inc.
RBC Capital Markets
Stifel Nicolaus

          , 2010

PAA NATURAL GAS STORAGE

Pine Prairie Energy Center LLC

Illustration of Pipeline Connectivity at Pine Prairie

PPEC
TENNESSEE GAS
ANR
TEXAS GAS
COLUMBIA GULF
TRANSCO
TEXAS EASTERN
FLORIDA GAS
TEXAS EASTERN
TRANSCO
TENNESSEE GAS
FLORIDA GAS
TEXAS GAS
KINDER MORGAN
ANR
COLUMBIA GULF

- High-deliverability salt dome storage facility
- 14 Bcf working capacity (48 Bcf permitted)
  - 28 Bcf expansion under construction
  - Space for expansion to 150+ Bcf
- Extensive pipeline header system with 9 interstate pipeline interconnects

INTERCONNECTS
PPEC HEADER SYSTEM
INTERSTATE PIPELINES

(Arrows represent direction of typical gas flows)

CANADIAN GAS
CANADIAN & NORTHEAST MARKETS
ROCKIES & MID-CON GAS
GULF OF MEXICO & LNG GAS
ROCKIES GAS
NORTHEAST & MIDWEST MARKETS
SHALE GAS
SOUTHEAST MARKETS
GULF OF MEXICO & LNG GAS

REGIONAL GAS FLOWS
SIGNIFICANT PIPELINES
PNGS FACILITIES

Bluewater Gas Storage LLC

Illustration of Pipeline Connectivity at Bluewater

Bluewater
UNION GAS
GREAT LAKES
ANR
CONSUMERS POWER
VECTOR
UNION GAS
MICHIGAN CONSOLIDATED GAS
TRANSCANADA
MICHIGAN
CANADA

- Depleted reservoir storage facility
- 26 Bcf working capacity (additional 5 Bcf of leased capacity)
- Extensive pipeline header system with 6 pipeline interconnects

INTERCONNECTS
BLUEWATER HEADER SYSTEM
INTERSTATE PIPELINES
GAS UTILITY PIPELINES

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. We and the underwriters are offering to sell, and seeking offers to buy, our common units only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common units. Until          , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in our common units, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in our common units. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 24 and the historical and pro forma financial statements and the notes to those financial statements. The information in this prospectus assumes (1) an initial public offering price of $20.00 per common unit and (2) unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised. We include a glossary of some of the terms used in this prospectus as Appendix B.

References in this prospectus to “PAA Natural Gas Storage, L.P.,” “the Partnership,” “PNGS,” ”we,” “us,” “our” or similar terms when used in a historical context refer to the business of PAA Natural Gas Storage, LLC and its subsidiaries, which will be contributed to PAA Natural Gas Storage, L.P. in connection with this offering. When used in the present tense or prospectively, those terms refer to PAA Natural Gas Storage, L.P. and its subsidiaries. References in this prospectus to our “general partner” refer to PNGS GP LLC. Unless the context indicates otherwise, (i) all references to “Plains All American” or “PAA” refer to Plains All American Pipeline, L.P. (the ultimate parent company of our general partner) and its subsidiaries and affiliates other than PAA Natural Gas Storage, L.P. and our general partner and their respective subsidiaries, as of the closing date of this offering, (ii) all references to volumes of storage capacity are expressed in billions of cubic feet of natural gas, or Bcf, and are approximations that have been rounded to the nearest Bcf and (iii) all references to capacity mean working gas storage capacity.

PAA Natural Gas Storage, L.P.

Overview

We are a fee-based, growth-oriented Delaware limited partnership formed by Plains All American to own, operate and grow the natural gas storage business that PAA acquired in 2005. Our business consists of the acquisition, development, operation and commercial management of natural gas storage facilities. We currently own and operate two natural gas storage facilities located in Louisiana and Michigan that have an aggregate working gas storage capacity of 40 Bcf and an aggregate peak injection and withdrawal capacity of 1.7 Bcf per day and 3.2 Bcf per day, respectively. We also lease storage capacity and pipeline transportation capacity from third parties from time to time in order to increase our operational flexibility and enhance the services we offer our customers. As of April 1, 2010, we had 5.3 Bcf of storage capacity under lease from third parties and had secured the right to 286 MMcf per day of firm transportation service on various pipelines. Substantially all of our revenues are derived from the provision of firm storage services under multi-year, fee-based contracts.

Our business has expanded rapidly since its inception in 2005, primarily through organic growth initiatives. We have grown our storage capacity from 20 Bcf as of December 31, 2005 to 40 Bcf as of December 31, 2009. Our expansion plans include an additional 31 Bcf of working gas storage capacity, 28 Bcf of which we expect to place into service by mid-2012, including 10 Bcf of new capacity that is substantially complete and that we currently expect to place into service during the second quarter of 2010. Our target is to increase our total capacity to 68 Bcf by mid-2012, representing a 70% increase in storage capacity from year-end 2009 levels. Through our current assets and proposed expansions, we believe we are well-positioned to benefit from the anticipated long-term growth in demand for natural gas storage capacity and services in North America.

Our Assets

We own 100% of the Pine Prairie facility, which is a recently constructed, high-deliverability salt-cavern natural gas storage complex located in Evangeline Parish, Louisiana, and 100% of the Bluewater facility, which is a depleted reservoir natural gas storage complex located approximately 50 miles from Detroit in

St. Clair County, Michigan. The following table contains certain information regarding our Pine Prairie and Bluewater storage facilities:

	Working Gas		Peak Injection		Peak Withdrawal		Compression
Facility Name and Type	Capacity (Bcf)		Rate (Bcf/d)		Rate (Bcf/d)		(Horsepower)

Pine Prairie (salt-cavern)
Existing facility	14		1.2		2.4		32,000
Planned expansion	31	(1)	1.2	(2)	0.8	(2)	56,250	(3)

Subtotal:	45		2.4		3.2		88,250

Bluewater (depleted reservoir)
Existing facility	26		0.5		0.8		13,350
Planned expansion	2	(4)	—		—		—

Subtotal:	28		0.5		0.8		13,350

Total (both facilities):	73		2.9		4.0		101,600

(1)	We expect to place 10 Bcf into service in the second quarter of 2010, 18 Bcf by mid-2012 and the final 3 Bcf will be added ratably through 2016.

(2)	We expect to complete these expansions of peak injection and withdrawal capabilities by mid-2011.

(3)	Of this aggregate expected increase in compression, 16,000 horsepower is on location with installation targeted for April 2010. With respect to the remaining compression capacity, we expect 23,000 horsepower to be in place by mid-2011 and an additional 17,250 horsepower to be in place by mid-2012.

(4)	We expect to place this expansion in working gas capacity into service ratably over a 10-year period beginning in 2011 in connection with a planned liquids removal project.

Pine Prairie.  As a strategically located, high-deliverability storage facility, Pine Prairie has attracted a diverse group of customers, including utilities, pipelines, producers, power generators, marketers and liquefied natural gas (“LNG”) importers, whose storage needs include both traditional seasonal storage services and short-term storage services. Pine Prairie is strategically positioned relative to several major market hubs, including:

•	the Henry Hub, which is the delivery point for NYMEX natural gas futures contracts and is located approximately 50 miles southeast of Pine Prairie;

•	the Carthage Hub in east Texas, which is located approximately 150 miles northwest of Pine Prairie; and

•	the Perryville Hub in north Louisiana, which is located approximately 130 miles north of Pine Prairie.

Pine Prairie’s pipeline header system, which includes an aggregate of 74 miles of 24-inch diameter pipe located within a 20-mile radius of Pine Prairie, is directly connected to eight large-diameter interstate pipelines through nine interconnects that service both conventional and unconventional natural gas production in Texas and Louisiana as well as Gulf of Mexico production and LNG imports. These interconnects also provide direct or indirect access to each of the market hubs described above and to other significant consumer and industrial markets.

Pine Prairie has a total current working gas storage capacity of 14 Bcf in two caverns, and planned expansions that will increase Pine Prairie’s total capacity to 42 Bcf by mid-2012 and 45 Bcf by mid-2016 (see table above). Subject to market demand, project execution, sufficient pipeline capacity, available financing and receipt of future permits, we have the property rights and operational capacity to expand our Pine Prairie facility significantly beyond our current permitted capacity of 48 Bcf. Taking these considerations into account and with certain infrastructure modifications, we currently estimate that Pine Prairie could support in excess of 15 salt caverns and an aggregate storage capacity of over 150 Bcf.

Bluewater.  Bluewater is located in the State of Michigan, which contains more underground natural gas storage capacity than any other state in the U.S. according to data from the Energy Information Administration (“EIA”), and primarily services seasonal storage needs throughout the Midwestern and Northeastern portions of the U.S. and the Southeastern portion of Canada. Accordingly, Bluewater’s customers consist primarily of pipelines, utilities and marketers seeking seasonal storage services. Bluewater’s 30-mile, 20-inch diameter pipeline header system connects with three interstate and three natural gas utility pipelines that provide access to the major market hubs of Chicago, Illinois and Dawn, Ontario, which supply natural gas to eastern Ontario and the northeastern United States. These interconnects also provide access to natural gas utilities that serve local markets in Michigan and Ontario.

As indicated in the table above, Bluewater has total working gas storage capacity of approximately 26 Bcf in two depleted reservoirs and we expect to increase Bluewater’s working gas capacity by 2 Bcf ratably over a 10-year period beginning in 2011 as a result of a planned liquids removal project. Bluewater also leases third-party storage capacity and pipeline transportation capacity from time to time to increase its operational flexibility and enhance its service offerings. As of April 1, 2010, we had leased approximately 5.3 Bcf of additional capacity at third-party natural gas storage facilities as well as 236 MMcf per day of related pipeline transportation capacity.

Our Operations

We generate revenue almost exclusively through the provision of fee-based gas storage services to our customers. Our storage rates are regulated under Federal Energy Regulatory Commission, or FERC, rate-making policies, which currently permit our facilities to charge market-based rates for our services. For the year ended December 31, 2009, approximately 99% of our total revenue was derived from fee-based storage activities, with the remaining approximately 1% primarily attributable to the sale of liquid hydrocarbons incidentally produced in connection with the operation of our depleted reservoir storage facilities at Bluewater. Our revenues from fee-based gas storage services are derived from both “firm storage services” and “hub services.”

•	Firm Storage Services. Firm storage services include (i) storage services pursuant to which customers receive the assured or “firm” right to store gas in our facilities over a multi-year period and (ii) seasonal “park and loan” services pursuant to which customers receive the “firm” right to store gas in (park), or borrow gas from (loan), our facilities on a seasonal basis. Under our firm storage contracts, our customers are obligated to pay us fixed monthly capacity reservation fees, which are owed to us regardless of the actual storage capacity utilized. At Pine Prairie, our firm storage contracts typically have terms of 3 to 5 years, while at Bluewater terms generally range from 1 to 3 years. Under our firm storage contracts, we also typically collect a “cycling fee” based on the volume of natural gas nominated for injection and/or withdrawal and retain a small portion of natural gas nominated for injection as compensation for our fuel use. For the year ended December 31, 2009, approximately 92% of our total revenue was derived from firm storage services.

•	Hub Services. We also generate revenue from the provision of “hub services” at our facilities. Hub services include (i) “interruptible” storage services pursuant to which customers receive only limited assurances regarding the availability of capacity in our storage facilities and pay fees based on their actual utilization of our assets, (ii) non-seasonal “park and loan” services and (iii) “wheeling and balancing” services pursuant to which customers pay fees for the right to move a volume of gas through our facilities from one interconnection point to another and true up their deliveries of gas to, or takeaways of gas from our facilities. For the year ended December 31, 2009, approximately 7% of our total revenue was derived from hub services.

We believe that the high percentage of our baseline cash flow derived from fixed-capacity reservation fees under multi-year contracts with a diverse portfolio of customers stabilizes our cash flow profile and substantially mitigates the risk to us of significant negative cash flow fluctuations caused by changing supply and demand conditions and other market factors. For additional information about our contracts, please read “Business — Contracts.”

Our Business Strategy

Our principal business strategy is to capitalize on the anticipated long-term growth in demand for natural gas storage services in North America and increase the amount of cash distributions we make to our unitholders over time by owning and operating high-quality natural gas storage facilities and providing our current and future customers reliable, competitive and flexible natural gas storage and related services. Our plan for executing this strategy includes the following key components:

•	Optimizing our existing natural gas storage facilities.

•	Organically expanding our existing natural gas storage facilities.

•	Pursuing strategic and accretive acquisition or development projects.

•	Leasing storage capacity and transportation services from third parties to enhance operational flexibility.

•	Utilizing a portion of our owned and leased storage capacity to enhance our commercial management activities.

For additional discussion of our business strategy, please read “Business — Our Business Strategy.”

Our Financial Strategy

We have targeted a general credit profile that has the following attributes:

•	a long-term debt-to-total capitalization ratio of 40% or less;

•	an average long-term debt-to-Adjusted EBITDA multiple of approximately 3.5x (Adjusted EBITDA is earnings before interest expense, taxes, depreciation, depletion and amortization, equity compensation plan charges, gains and losses from derivative activities and selected items that are generally unusual or non-recurring); and

•	an average Adjusted EBITDA-to-interest coverage multiple of approximately 3.3x or better.

When considered together with what we believe to be the relatively low risk profile of our business, we believe this credit profile is consistent with an investment grade credit rating and should position us to take advantage of attractive acquisition opportunities.

In order for us to maintain our targeted credit profile, we generally intend to fund approximately 60% of the capital required for expansion and acquisition projects through a combination of equity capital and cash flow in excess of distributions. In connection with this offering, we entered into a new $400 million revolving credit facility. We believe we will be able to fund up to the first $250 million of acquisitions or expansion projects primarily through borrowings under this credit facility or other sources and remain in compliance with our targeted credit profile.

We have not applied for a credit rating from any credit rating agency, nor to our knowledge has any such credit rating been assigned. If and when we seek a credit rating, our credit rating may be positively or negatively impacted by the leverage and credit rating of PAA. As of April 1, 2010, the senior unsecured ratings of PAA with Standard & Poor’s Ratings Services and Moody’s Investors Service were BBB-, stable outlook, and Baa3, stable outlook, respectively.

For additional discussion of our financial strategy, please read “Business — Our Financial Strategy.”

Our Competitive Strengths

We believe that the following competitive strengths will position us to successfully execute our principal business strategy:

•	Our natural gas storage assets are strategically located and operationally flexible.

•	Our business generates relatively stable and predictable cash flow.

•	Our Pine Prairie storage facility has the ability to be significantly expanded at competitive costs and with a relatively high degree of schedule certainty.

•	We have the evaluation, integration and engineering skill sets in-house that are necessary to successfully pursue acquisition and expansion opportunities.

•	We have the financial flexibility to pursue acquisition and expansion opportunities.

•	Our general partner has an experienced executive management team with specialized knowledge of natural gas storage and markets and whose interests are aligned with those of our unitholders.

We believe these competitive strengths will aid our efforts to expand our presence in the natural gas storage sector.

For additional discussion of our competitive strengths, please read “Business — Our Competitive Strengths.”

Our Relationship with Plains All American Pipeline, L.P.

We believe one of our strengths is our relationship with Plains All American Pipeline, L.P., which, based on our review of publicly available data, is the fifth largest publicly traded master limited partnership as measured by equity market capitalization, which was approximately $8.1 billion as of April 20, 2010. Plains All American’s common units trade on the New York Stock Exchange, or NYSE, under the ticker symbol “PAA.” In addition to its participation in the natural gas storage business through our partnership, PAA is engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas-related petroleum products.

PAA and its predecessors have been active participants in the hydrocarbon storage industry since the early 1990s. PAA has a long history of successfully expanding its energy infrastructure businesses through a combination of organic growth projects and complementary acquisitions. Since its initial public offering in 1998, PAA has grown its asset base from approximately $600 million to over $12 billion and increased the annualized distribution on its limited partner units by over 100%, from $1.80 per unit as of PAA’s initial public offering to $3.74 per unit for the distribution declared to be paid in May 2010.

Our partnership will own all of the natural gas storage business and assets formerly owned by PAA and PAA has stated that it intends to utilize our partnership as the primary vehicle through which it will participate in the natural gas storage business. Upon completion of this offering, PAA will have a significant economic stake in us and a commensurate incentive to promote and support the successful execution of our growth plan and strategy.

We believe PAA’s significant presence in the energy sector, its successful track record of growth and its significant investment in, and sponsorship and support of, us will enhance our ability to grow our business. While we believe this relationship with PAA is a significant positive attribute, it may also be a source of conflicts. For example, PAA is not restricted in its ability to compete with us. Please read “Conflicts of Interest and Fiduciary Duties.”

Expansion Activity and First Quarter 2010 Performance Update

During the first four months of 2010, expansion activities continued at Pine Prairie. Such activities included the completion of the solution mining process on our third cavern well, which added total working capacity of 9.8 Bcf, and a fill/dewater cycle on an existing cavern well that added 0.4 Bcf of incremental working capacity. The incremental capacity associated with the completed fill/dewater cycle was placed in service late in the first quarter and the remaining 9.8 Bcf is expected to be placed in service in the second quarter of 2010, following completion of repairs to a wellhead seal that failed during initial start-up operations. Additionally, drilling operations were completed and solution mining operations commenced on our fourth cavern well, which is expected to add approximately 8 Bcf of incremental working capacity in mid-2011.

Drilling operations also commenced on our fifth cavern well, which is expected to add approximately 10 Bcf of incremental working capacity in mid-2012.

At Bluewater, drilling operations commenced on a new well in connection with our liquids removal project, intended to expand our storage capacity by 2 Bcf ratably over a ten-year period beginning in 2011.

During the first four months of 2010, at Pine Prairie we executed multi-year firm storage contracts with customers for 3.0 Bcf of working capacity, increasing to approximately 97% the total percentage of our working gas capacity at Pine Prairie committed under multi-year firm storage contracts, including the 9.8 Bcf of incremental capacity referred to above. At Bluewater, we leased an additional 2 Bcf of storage capacity at a nearby third-party facility, which we intend to use to enhance the services we provide to our customers. Except for such recently leased storage capacity, substantially all of our owned and leased capacity at Bluewater has been committed under firm storage contracts for the 2010-2011 winter storage season.

Although we are in the early stages of compiling our financial results for the first quarter of 2010, our preliminary estimated results indicate Adjusted EBITDA for the quarter will approximate the run rate experienced during the successor period of 2009. This preliminary estimate includes the negative impact of acquisition-related expenses and general and administrative expenses associated with this offering totaling approximately $1.4 million in the aggregate. These estimated results do not include any earnings associated with the expected approximate 70% increase in working gas capacity at Pine Prairie that will result from the 9.8 Bcf of additional capacity referred to above. Our current estimated range of Adjusted EBITDA for the first quarter is based on preliminary estimated results and, accordingly, remains subject to change as we complete our financial reporting procedures. These changes could be significant.

Risk Factors

An investment in our common units involves risks. The following list of risk factors is not exhaustive. Please read “Risk Factors” carefully for a more thorough description of these and other risks.

Risks Related to Our Business

•	We may not have sufficient cash following the establishment of reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to holders of our common units and Series A subordinated units.

•	On a pro forma basis, we would not have had sufficient available cash from distributable cash flow to pay the full minimum quarterly distribution on our common units or any distributions on our Series A subordinated units for the year ended December 31, 2009.

•	The amount of cash we have available for distribution to holders of our common units and Series A subordinated units depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

•	The assumptions underlying our minimum estimated available cash from distributable cash flow included in “Our Cash Distribution Policy and Restrictions on Distributions” involve inherent and significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated.

•	Increased competition from other companies that provide natural gas storage services or services that can substitute for storage services could have a negative impact on the demand for our services, which could adversely affect our financial results.

•	Our natural gas storage operations are subject to regulation by federal, state and local regulatory authorities; regulatory measures adopted by such authorities could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions.

•	We may not be able to maintain or replace expiring storage contracts.

•	We may not be able to achieve our current expansion plans at our Pine Prairie facility on economically viable terms.

Risks Inherent in an Investment in Us

•	Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

•	Cost reimbursements due to PAA’s general partner and our general partner for services provided to us or on our behalf will be substantial and will reduce our cash available for distribution to you. The amount and timing of such reimbursements will be determined by PAA’s general partner.

•	Holders of our common units have limited voting rights and are not entitled to elect the directors of our general partner.

•	Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

•	Upon the closing of the offering, investors in our common units will experience immediate and substantial dilution in pro forma net tangible book value of $9.06 per common unit.

Risks Related to Conflicts of Interest

•	PAA owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. PAA and our general partner have conflicts of interest and may favor PAA’s interests to your detriment.

•	PAA may engage in competition with us.

•	Our partnership agreement defines and modifies the duties of our general partner and restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner.

Tax Risks to Common Unitholders

•	Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of additional entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

•	The tax treatment of (i) publicly traded partnerships or (ii) an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

•	You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Formation Transactions and Partnership Structure

In connection with this offering, the following transactions, which we refer to as the formation transactions, will occur:

•	PAA will contribute to us 98.0% of the equity interests in the entities that own its gas storage business, in exchange for 21,584,529 common units(1), 13,934,351 Series A subordinated units, and 11,500,000 Series B subordinated units, representing an aggregate approximate 80.8% limited partner interest in us;

•	PNGS GP LLC, our general partner and a subsidiary of PAA, will contribute to us 2.0% of the equity interests in the entities that own PAA’s gas storage business, in exchange for a 2.0% general partner interest in us as well as all of our incentive distribution rights, which will entitle our general partner to increasing percentages of the cash we distribute in excess of $0.3375 per quarter;

•	we will issue 10,000,000 common units to the public, representing an approximate 17.2% limited partner interest in us;

•	we will receive, after deducting underwriting discounts and commissions and offering expenses, net proceeds of approximately $185.2 million from the issuance and sale of 10,000,000 common units at an assumed initial offering price of $20.00 per common unit; we will use these net proceeds, together with $200 million of borrowings under our new $400 million credit facility, to repay intercompany indebtedness owed to PAA as described in “Use of Proceeds;” we expect that any intercompany indebtedness not repaid in connection with this offering will be extinguished and treated as a capital contribution and part of PAA’s investment in us; and

•	we will also enter into an omnibus agreement with PAA and certain of its affiliates, pursuant to which we will agree upon certain aspects of our relationship with them, including the provision by PAA’s general partner to us of certain general and administrative services and employees, our agreement to reimburse PAA’s general partner for the cost of such services and employees, certain indemnification obligations, the use by us of the name “PAA” and related marks, and other matters. Please read “Certain Relationships and Related Transactions — Agreements Governing the Transactions — Omnibus Agreement.”

(1) Of this amount, 20,084,529 common units will be issued to PAA at the closing of this offering and up to 1,500,000 common units will be issued to PAA within 30 days of this offering. However, if the underwriters exercise their option to purchase up to 1,500,000 additional common units within 30 days of this offering, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public instead of PAA. The net proceeds from any exercise of the underwriters’ option to purchase additional common units will be used to reimburse PAA for capital expenditures it incurred with respect to the assets contributed to us.

Ownership of PAA Natural Gas Storage, L.P.

The diagram below illustrates our organization and ownership based on total units outstanding after giving effect to the offering and the related formation transactions and assumes that the underwriters’ option to purchase additional common units is not exercised.

Public Common Units	17.2%
Common Units owned by PAA	37.1%
Series A Subordinated Units owned by PAA	23.9%
Series B Subordinated Units owned by PAA	19.8	%(1)
General Partner Interest	2.0%

Total	100.0%

(1)	The Series B subordinated units will not be entitled to participate in our quarterly distributions unless and until they convert into Series A subordinated units or common units. The Series B subordinated units are, however, entitled to vote on matters submitted to a vote to our unitholders.

Management of PAA Natural Gas Storage, L.P.

PNGS GP LLC, our general partner, has sole responsibility for conducting our business and for managing our operations. The board of directors and officers of our general partner will make decisions on our behalf. PAA is the sole member of our general partner and will have the right to elect all seven members to the board of directors of our general partner, with at least three of these directors meeting the independence standards established by the New York Stock Exchange. One of such independent directors will be appointed prior to our units being listed for trading on the NYSE. In addition, some of the executive officers and directors of PAA also serve as executive officers and directors of our general partner. For more information about the directors and executive officers of our general partner, please read “Management — Directors and Executive Officers of Our General Partner.”

Pursuant to our partnership agreement as well as the omnibus agreement that we will enter into concurrently with the closing of this offering, PAA and our general partner will be entitled to reimbursement for all direct and indirect expenses that they incur on our behalf. In addition, PAA and our general partner will have substantial discretion in incurring third-party expenses on our behalf. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement.”

As is common with publicly traded partnerships and in order to maximize operational flexibility, we will conduct our operations through subsidiaries.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 333 Clay St., Suite 1500, Houston, Texas 77002, and our telephone number is (713) 646-4100. Our website will be located at www.pnglp.com and will be activated in connection with the closing of this offering. We expect to make available our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, which we refer to as the SEC, free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

General.  Our general partner has a legal duty to manage us in a manner beneficial to holders of our common and subordinated units. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to its owner, PAA. Certain of the officers and directors of our general partner are also officers of PAA. As a result, conflicts of interest will arise in the future between us and holders of our common and subordinated units, on the one hand, and PAA and our general partner, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common units and Series A subordinated units, which in turn has an effect on whether our general partner receives incentive cash distributions. In addition, our general partner has the discretion to take actions which may hasten the conversion of Series B subordinated units into Series A subordinated units or common units or Series A subordinated units into common units.

Partnership Agreement Modifications to Fiduciary Duties.  Our partnership agreement limits the liability of, and defines the duties owed by, our general partner to holders of our common and subordinated units. Our partnership agreement also restricts the remedies available to holders of our common and subordinated units for actions that might otherwise be challenged under state law standards as a breach of our general partner’s fiduciary duties. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and pursuant to the terms of our partnership agreement, each holder of common units consents to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

PAA May Engage in Competition With Us.  While PAA has stated that it intends to utilize our partnership as the primary vehicle through which it will participate in the natural gas storage business, PAA and its affiliates are not limited in their ability to compete with us.

For a more detailed description of the conflicts of interest and the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties.”

The Offering

Common units offered to the public	10,000,000 common units.

11,500,000 common units if the underwriters fully exercise their option to purchase additional common units.

Units outstanding after this offering	31,584,529 common units,(1) 13,934,351 Series A subordinated units and 11,500,000 Series B subordinated units for a total of 57,018,880 limited partner units. The Series B subordinated units will not be entitled to participate in our quarterly distributions, but will convert into Series A subordinated units on a one-for-one basis upon the satisfaction of certain operational and financial conditions, which include achievement of expansion activities and increases in our distribution level. If at the time the operational and financial conditions are satisfied, the subordination period has already ended, the Series B subordinated units will instead convert directly into common units on a one-for-one basis. In addition, our general partner will own a 2.0% general partner interest in us. For additional information regarding our Series B subordinated units, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period — Series B Subordinated Units.”

Use of proceeds	We intend to use the net proceeds of approximately $187.8 million, after deducting underwriting discounts, but before paying offering expenses, together with borrowings under our credit facility, to repay intercompany indebtedness owed to PAA in the amount of approximately $385.2 million. We expect that any intercompany indebtedness not repaid in connection with this offering will be extinguished and treated as a capital contribution and part of PAA’s investment in us.

If the underwriters’ option to purchase additional common units is exercised, we will use the net proceeds to reimburse PAA for capital expenditures it incurred with respect to the assets contributed to us. Please read “Use of Proceeds.”

(1) Excludes common units subject to issuance under our Long Term Incentive Plan. Please read “Management — Our Long Term Incentive Plan.”

Cash distributions	Upon completion of this offering, our general partner will establish a minimum quarterly distribution of $0.3375 per common unit and Series A subordinated unit ($1.35 per common unit and Series A subordinated unit on an annualized basis) to the extent we have sufficient cash after establishment of reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as “available cash,” and it is defined in our partnership agreement included in this prospectus as Appendix A and in the glossary included in this prospectus as Appendix B. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions On Distributions.” We will adjust the minimum quarterly distribution payable for the period from the completion of this offering through June 30, 2010, based on the actual length of that period.

Our partnership agreement requires that we distribute all of our available cash each quarter in the following manner:

• first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received the minimum quarterly distribution of $0.3375, plus any arrearages from prior quarters; and

• second, 98.0% to the holders of Series A subordinated units and 2.0% to our general partner, until each Series A subordinated unit has received the minimum quarterly distribution of $0.3375.

If cash distributions to our unitholders exceed $0.3375 per common unit and Series A subordinated unit in any quarter, our general partner will receive, in addition to distributions on its 2.0% general partner interest, increasing percentages, up to 48.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

The amount of pro forma available cash from distributable cash flow generated during the year ended December 31, 2009 would have been sufficient to allow us to pay only approximately 82.6% of the minimum quarterly distribution ($0.3375 per unit per quarter, or $1.35 on an annualized basis) on our common units for such period and would not have been sufficient to pay any distributions on our Series A subordinated units for such period. Please read “Our Cash Distribution Policy and Restrictions on Distributions.”

We believe that, based on the Statement of Minimum Estimated Available Cash from Distributable Cash Flow included under the caption “Our Cash Distribution Policy and Restrictions on Distributions,” we will have sufficient distributable cash flow to pay the minimum quarterly distribution of $0.3375 per unit on all common units and Series A subordinated units and the corresponding distributions on our general partner’s 2.0% interest for the four quarters ending June 30, 2011. This should be read in conjunction with “Risk Factors” and “Our Cash Distribution Policy and Restrictions on Distributions.”

Series A subordinated units	PAA will initially own all of our Series A subordinated units. The principal difference between our common units and Series A subordinated units is that in any quarter during the subordination period, holders of the Series A subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Series A subordinated units will not accrue arrearages.

Conversion of Series A subordinated units
At any time on or after June 30, 2013, the subordination period will end on the first business day following the quarter in respect of which we have, for each of three consecutive, non-overlapping four quarter periods (i) generated from distributable cash flow at least $1.35 (the minimum quarterly distribution on an annualized basis) on the weighted average number of outstanding common units and Series A subordinated units on a fully diluted basis, plus the corresponding distribution on our general partner’s 2.0% interest and (ii) paid from available cash at least $1.35 on all outstanding common units and Series A subordinated units, plus the corresponding distribution on our general partner’s 2.0% interest. Additionally, at any time on or after June 30, 2011, if we have, for a period of four consecutive quarters (i) generated from distributable cash flow at least $0.5063 per quarter (150% of the minimum quarterly distribution, which is approximately $2.03 on an annualized basis) on the weighted average number of outstanding common units and Series A subordinated units on a fully diluted basis, plus the corresponding distributions on our general partner’s 2.0% interest and the related distributions on the incentive distribution rights and (ii) paid from available cash at least $0.5063 per quarter (150% of the minimum quarterly distribution, which is approximately $2.03 on an annualized basis) on all outstanding common units and Series A subordinated units, plus the corresponding distribution on our general partner’s 2.0% interest and the related distributions on the incentive distribution rights, the subordination period will end.

Distributable cash flow will be determined by our general partner and is defined as: (i) net income; plus or minus, as applicable, (ii) any amounts necessary to offset the impact of any items included in net income that do not impact the amount of available cash; plus (iii) any acquisition-related expenses deducted from net income and associated with (a) successful acquisitions or (b) any other potential acquisitions that have not been abandoned; minus (iv) any acquisition related expenses covered by clause (iii)(b) immediately preceding that relate to (a) potential acquisitions that have since been abandoned or (b) potential acquisitions that have not been consummated within one year following the date such expense was incurred (except that if the potential acquisition is the subject of a pending purchase and sale agreement as of such one-year date, such one-year period of time shall be extended until the first to occur of the termination of such purchase and sale agreement or the first day following the closing of the acquisition contemplated by such purchase and sale agreement); and minus (v) maintenance capital expenditures. The types of items covered by clause (ii) above include (a) depreciation, depletion and amortization expense, (b) any gain or loss from the sale of assets not in the ordinary course of business, (c) any gain or loss as a result of a change in accounting principle, (d) any non-cash gains or items of income and any non-cash losses or expenses, including asset impairments, amortization of debt discounts, premiums or issue costs, mark-to-market activity associated with hedging and with non-cash revaluation and/or fair valuation of assets or liabilities and (e) earnings or losses from unconsolidated subsidiaries except to the extent of actual cash distributions received.

In addition, the subordination period will end upon the removal of our general partner other than for cause if the units held by our general partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all Series A subordinated units will convert into common units on a one-for-one basis, and all common units thereafter will no longer be entitled to arrearages.

Series B subordinated units	PAA will initially own all of the Series B subordinated units. The Series B subordinated units will not be entitled to participate in our quarterly distributions until they convert into Series A subordinated units or common units.

The Series B subordinated units are designed to compensate PAA for prior capital expenditures made by it to expand the working gas storage capacity at Pine Prairie and the future financial contribution expected to result from such investment. As of the closing of this offering, we expect to have approximately 24 Bcf of aggregate working gas storage capacity at Pine Prairie, including approximately 10 Bcf of new capacity that is substantially complete and that we currently expect to place into service during the second quarter of 2010.

Conversion of Series B subordinated units	The Series B subordinated units will convert into Series A subordinated units upon satisfaction of the following operational and financial conditions:

	•	4,600,000 Series B subordinated units will convert into Series A subordinated units on a one-for-one basis if (a) the aggregate amount of working gas storage capacity at Pine Prairie that has been placed into service totals at least 29.6 Bcf, (b) we generate distributable cash flow for two consecutive quarters sufficient to pay a quarterly distribution of at least $0.36 per unit (representing an annualized distribution of $1.44 per unit) on the weighted average number of outstanding common units and Series A subordinated units and all of such Series B subordinated units and (c) we make a quarterly distribution of available cash of at least $0.36 per quarter for two consecutive quarters on all outstanding common units and Series A subordinated units and the corresponding distributions on our general partner’s 2.0% interest and the related distributions on the incentive distribution rights;

	•	3,833,333 Series B subordinated units will convert into Series A subordinated units on a one-for-one basis if (a) the aggregate amount of working gas storage capacity at Pine Prairie that has been placed into service totals at least 35.6 Bcf, (b) we generate distributable cash flow for two consecutive quarters sufficient to pay a quarterly distribution of at least $0.3825 per unit (representing an annualized distribution of $1.53 per unit) on the weighted average number of outstanding common units and Series A subordinated units and all of such Series B subordinated units and, if any, the Series B subordinated units described in the prior bullet, and (c) we make a quarterly distribution of available cash of at least $0.3825 per quarter for two consecutive quarters on all outstanding common units and Series A subordinated units and the corresponding distributions on our general partner’s 2.0% interest and the related distributions on the incentive distribution rights; and

	•	3,066,667 Series B subordinated units will convert into Series A subordinated units on a one-for-one basis if (a) the aggregate amount of working gas storage capacity at Pine Prairie that has been placed into service totals at least 41.6 Bcf, (b) we generate distributable cash flow for two consecutive quarters sufficient to pay a quarterly distribution of at least $0.4075 per unit (representing an annualized distribution of $1.63 per unit) on the weighted average number of outstanding common units and Series A subordinated units and all of such Series B subordinated units and, if any, the Series B subordinated units described in the prior two bullets, and (c) we make a quarterly distribution of available cash of at least $0.4075 per quarter for two consecutive quarters on all outstanding common units and Series A subordinated units and the corresponding distributions on our general partner’s 2.0% interest and the related distributions on the incentive distribution rights.

Our general partner will determine whether the in-service operational tests set forth above have been satisfied. To the extent that the operational tests described above are satisfied prior to or during the two-quarter period applicable to the financial tests described above, the holder of the Series B subordinated units subject to conversion will be entitled to receive the quarterly distribution payable with respect to the second quarter of such two-quarter period. In all other circumstances, where the operational tests are satisfied following the two-quarter period applicable to the financial tests, the holder of the Series B subordinated units subject to conversion will be entitled to receive any distribution payable following the satisfaction of such operational tests.

Any Series B subordinated units that remain outstanding as of December 31, 2018 will automatically be cancelled.

Following conversion of any Series B subordinated units into Series A subordinated units, such converted Series B subordinated units will further convert into common units (together with any other outstanding Series A subordinated units) to the extent that the tests for conversion of the Series A subordinated units are satisfied. In determining whether such conversion tests have been satisfied, the Series B subordinated units that have converted into Series A subordinated units will be treated as Series A subordinated units from and after the date of their conversion into Series A subordinated units.

If at the time the above operational and financial tests are satisfied, the subordination period has already ended and all outstanding Series A subordinated units have converted into common units, the Series B subordinated units will instead convert directly into common units on a one-for-one basis and participate in the quarterly distribution payable to common units.

For additional information regarding our Series B subordinated units, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period — Series B Subordinated Units.”

General partner’s right to reset the target distribution levels
Our general partner has the right, at any time when there are no Series A subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and each target distribution level will be reset to the correspondingly higher amount that causes such reset target distribution level to exceed the reset minimum quarterly distribution by the same percentage that such distribution level exceeds the then-current minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive common units and a general partner interest necessary to maintain its general partner interest in us immediately prior to the reset election. The number of common units to be issued to our general partner will equal the number of common units which would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	We have the ability to issue an unlimited number of units without the consent of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement — Issuance of Additional Securities.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, voting together as a single class, including any units owned by our general partner and its affiliates, including PAA. Upon consummation of this offering, PAA will own an aggregate of approximately 82.5% of our outstanding limited partner units. This will give PAA the ability to prevent the involuntary removal of our general partner. Please read “The Partnership Agreement — Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80.0% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price that is not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions
We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2012, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.35 per unit, we estimate that your average allocable federal taxable income per year will be no more than $0.27 per unit. Please read “Material Income Tax Consequences — Tax Consequences of Unit Ownership — Ratio of Taxable Income to Distributions.”

Material income tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Income Tax Consequences.”

Exchange listing	We have applied to list our common units on the New York Stock Exchange under the symbol “PNG.”

Summary Historical and Pro Forma Financial and Operating Data

The summary historical financial and operating data below was derived from our audited consolidated balance sheets as of December 31, 2009 and 2008 and the audited consolidated statements of operations, changes in members’ capital and cash flows for the periods of September 3, 2009 to December 31, 2009, January 1, 2009 to September 2, 2009, and the years ended December 31, 2008 and 2007 included elsewhere in this prospectus. The summary historical financial and operating data below for the year ended December 31, 2007 and 2006 was derived from our audited consolidated balance sheets as of December 31, 2007 and 2006 and the consolidated statements of operations, changes in members’ capital and cash flows for the year ended December 31, 2006 not included in this prospectus.

On September 3, 2009, PAA became our sole owner by acquiring Vulcan Capital’s 50% interest in us (the “PAA Ownership Transaction”) in exchange for $220 million, including contingent cash consideration of $40 million. At the time of the transaction, the entity had approximately $450 million of outstanding project finance debt. Although we continued as the same legal entity after the transaction, pursuant to applicable accounting principles, all of our assets and liabilities were adjusted to fair value as a result of this transaction. This change in value resulted in a new cost basis for accounting (fair value push down accounting). Accordingly, the selected financial and operating data presented below are presented for two periods, Predecessor and Successor, which relate to the accounting periods preceding and succeeding the PAA Ownership Transaction. The Predecessor and Successor periods have been separated by a vertical line to highlight the fact that the financial and operating information for such periods was prepared under two different cost bases of accounting.

The summary pro forma statement of operations data for the year ended December 31, 2009 and the summary pro forma balance sheet data as of December 31, 2009 are derived from our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The pro forma adjustments have been prepared as if the PAA Ownership Transaction, this offering and the anticipated borrowings under our credit facility had taken place on December 31, 2009 in the case of the pro forma balance sheet, and on January 1, 2009 in the case of the pro forma statement of operations data. A more complete explanation of the pro forma data can be found in our unaudited pro forma condensed combined financial statements.

The summary historical financial and operating data should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Predecessor				Successor	Pro Forma
				January 1,	September 3,
				2009	2009
	Year Ended	Year Ended	Year Ended	through	through	Year Ended
	December 31,	December 31,	December 31,	September 2,	December 31,	December 31,
	2006	2007	2008	2009	2009	2009
	($ in thousands except for /Mcf numbers)
Statement of operations data:
Total revenues	$30,831	$36,945	$49,177	$46,929	$25,251	$72,180

Storage related costs	100	3,847	8,934	8,792	7,003	15,795
Operating costs (except those shown below)	3,658	3,947	4,059	4,820	3,257	8,077
Fuel expense	613	1,140	2,320	1,816	578	2,394
General and administrative expenses	3,402	3,755	3,874	3,562	4,083	8,897
Depreciation, depletion and amortization	3,986	4,520	6,245	8,054	3,578	12,242

Total costs and expenses	11,759	17,209	25,432	27,044	18,499	47,405

Operating income	19,072	19,736	23,745	19,885	6,752	24,775
Interest expense	(8,389)	(7,108)	(4,941)	(4,352)	(4,262)	(759)
Interest income and other income (expense), net	2,030	5,378	1,669	458	(2)	456
Income tax expense	—	—	(887)	(473)	—	(473)

Net income	$12,713	$18,006	$19,586	$15,518	$2,488	$23,999

Balance sheet data (at end of period):
Total assets	$518,092	$674,765	$811,436		$900,407	$900,407
Long-term debt(1)	227,300	352,713	415,263		450,523	200,000
Total debt(1)	227,300	355,163	417,713		450,523	200,000
Members’/partners’ capital	264,109	294,717	363,229		432,744	683,267
Other financial data:
Adjusted EBITDA(2)	$27,395	$29,663	$31,001	$28,701	$12,165 (3)	$39,614
Distributable cash flow(2)	$19,006	$22,156	$25,577	$23,965	$7,200	$37,768
Maintenance capital expenditures	$—	$—	$377	$384	$320	$704
Net cash provided by (used in) operating activities	$13,973	$22,343	$21,818	$22,603	$15,265
Net cash provided by (used in) investing activities	$(206,612)	$(177,280)	$(118,890)	$(58,561)	$(9,656)
Net cash provided by (used in) financing activities	$158,771	$145,743	$122,344	$23,636	$(22,813)
Operating data:
Average monthly working capacity (Bcf)(4)(5)	24	26	28	40	43	41
Average monthly Firm Storage Services revenue/Mcf	$0.09	$0.10	$0.13	$0.13	$0.14	$0.14
Average monthly Hub Services revenue/Mcf	$0.01	$0.02	$0.01	$0.01	$0.01	$0.01
Adjusted EBITDA/Mcf	$1.14	$1.14	$1.11	$0.72	$0.28	$0.97

(1)	At December 31, 2009 on a historical basis, the long-term debt and total debt balances consist of an intercompany note payable to PAA. At December 31, 2009 on a pro forma basis, the long-term debt and total debt balances consist of borrowings under our new revolving credit facility.

(2)	Adjusted EBITDA and distributable cash flow are defined in “— Non-GAAP and Segment Financial Measures” below.

(3)	The successor period includes total expenses of approximately $1 million associated with increased personnel costs, including added staffing, and accelerated audit and other costs related to our increased acquisition activities and our efforts to become a publicly traded entity as well as increased overhead allocations from PAA.

(4)	Calculated as the sum of the capacity at the end of each month divided by the number of months in the period.

(5)	Includes up to 3 Bcf of storage capacity under lease from third parties.

Non-GAAP and Segment Financial Measures

Adjusted EBITDA and distributable cash flow are supplemental financial measures that are used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies.

We define Adjusted EBITDA as earnings before interest expense, taxes, depreciation, depletion and amortization, equity compensation plan charges, gains and losses from derivative activities and selected items that are generally unusual or non-recurring.

Adjusted EBITDA may be used to assess:

•	our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders; and

•	the viability of acquisitions and capital expenditure projects and the returns on investment of various investment opportunities.

Distributable cash flow will be determined by our general partner and is defined as: (i) net income; plus or minus, as applicable, (ii) any amounts necessary to offset the impact of any items included in net income that do not impact the amount of available cash; plus (iii) any acquisition-related expenses deducted from net income and associated with (a) successful acquisitions or (b) any other potential acquisitions that have not been abandoned; minus (iv) any acquisition related expenses covered by clause (iii)(b) immediately preceding that relate to (a) potential acquisitions that have since been abandoned or (b) potential acquisitions that have not been consummated within one year following the date such expense was incurred (except that if the potential acquisition is the subject of a pending purchase and sale agreement as of such one-year date, such one-year period of time shall be extended until the first to occur of the termination of such purchase and sale agreement or the first day following the closing of the acquisition contemplated by such purchase and sale agreement); and minus (v) maintenance capital expenditures. The types of items covered by clause (ii) above include (a) depreciation, depletion and amortization expense, (b) any gain or loss from the sale of assets not in the ordinary course of business, (c) any gain or loss as a result of a change in accounting principle, (d) any non-cash gains or items of income and any non-cash losses or expenses, including asset impairments, amortization of debt discounts, premiums or issue costs, mark-to-market activity associated with hedging and with non-cash revaluation and/or fair valuation of assets or liabilities and (e) earnings or losses from unconsolidated subsidiaries except to the extent of actual cash distributions received.

Distributable cash flow may be used to assess our ability to generate sufficient cash flow to make distributions of the minimum quarterly distribution on all of our outstanding units as well as to satisfy the tests necessary for the conversion of our Series B subordinated units into Series A subordinated units or common units and the conversion of our Series A subordinated units into common units. However, distributable cash flow does not reflect actual cash on hand that is available for distribution to our unitholders.

For a discussion of the limitations on our cash distributions and our general partner’s ability to change our cash distribution policy, please read “Our Cash Distribution Policy and Restrictions on Distributions — General — Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

The GAAP measure most directly comparable to Adjusted EBITDA and distributable cash flow is net income. The supplemental measures of Adjusted EBITDA and distributable cash flow should not be considered as alternatives to GAAP net income. These measures have important limitations as an analytical tool because they exclude some but not all items that affect net income. You should not consider Adjusted EBITDA or distributable cash flow in isolation or as a substitute for net income, cash from operations or any other measure of financial performance or liquidity presented in accordance with GAAP. Because Adjusted EBITDA and distributable cash flow may be defined differently by other companies in our industry, our definition of Adjusted EBITDA and distributable cash flow may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

Management compensates for the limitations of Adjusted EBITDA and distributable cash flow as analytical tools by reviewing the comparable GAAP measure, understanding the differences between such measures and net income, and incorporating this knowledge into its decision-making processes. We believe that investors benefit from having access to the same financial measures that our management uses in evaluating our operating results.

The following table presents a reconciliation of each of these supplemental financial measures of Adjusted EBITDA and distributable cash flow to the GAAP financial measure of net income on a historical and pro forma basis.

	Predecessor					Successor	Pro Forma
	August 18,				January 1	September 3
	through	Year Ended	Year Ended	Year Ended	through	through	Year Ended
	December 31,	December 31,	December 31,	December 31,	September 2,	December 31,	December 31,
	2005	2006	2007	2008	2009	2009	2009
	($ in thousands)
Adjusted EBITDA reconciliation
Net income	$1,696	$12,713	$18,006	$19,586	$15,518	$2,488	$23,999
Income tax expense	—	—	—	887	473	—	473
Interest expense, net of amounts capitalized	1,684	8,389	7,108	4,941	4,352	4,262	759
Depreciation, depletion and amortization	1,223	3,986	4,520	6,245	8,054	3,578	12,242
Selected items impacting EBITDA
Equity compensation expense	—	515	553	(110)	304	1,467	1,771
Mark-to-market of open derivative positions	—	1,792	(524)	(548)	—	370	370

Adjusted EBITDA	$4,603	$27,395	$29,663	$31,001	$28,701	$12,165	$39,614

Distributable cash flow reconciliation
Net income	$1,696	$12,713	$18,006	$19,586	$15,518	$2,488	$23,999
Depreciation, depletion and amortization	1,223	3,986	4,520	6,245	8,054	3,578	12,242
Income tax expense	—	—	—	887	473	—	473
Maintenance capital expenditures	—	—	—	(377)	(384)	(320)	(704)
Other non-cash items:
Non-cash equity compensation expense	—	515	154	(216)	304	1,084	1,388
Mark-to-market of open derivative positions	—	1,792	(524)	(548)	—	370	370

Distributable cash flow	$2,919	$19,006	$22,156	$25,577	$23,965	$7,200	$37,768

RISK FACTORS

Limited partner units are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. We urge you to carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment in us.

Risks Related to Our Business

We may not have sufficient cash following the establishment of reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to holders of our common units and Series A subordinated units.

In order to pay the minimum quarterly distribution of $0.3375 per common unit and Series A subordinated unit per quarter, or $1.35 per common unit and Series A subordinated unit per year, we will require available cash of approximately $15.7 million per quarter, or $62.7 million per year, based on the number of common units and Series A subordinated units to be outstanding immediately after completion of this offering, regardless of whether or not the underwriters exercise their option to purchase additional common units. We may not have sufficient available cash from distributable cash flow each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the rates we charge for storage services and the amount of natural gas storage services our customers purchase from us;

•	the overall balance between the supply of and demand for natural gas, on a seasonal and long-term basis, which impacts the level of demand for the natural gas storage services we provide and the rates we are able to charge for such services;

•	regulatory action affecting the rates we can charge for the services we provide, the demand for natural gas, the supply of natural gas, how we contract for services, our existing contracts, our operating and capital costs and our operating flexibility;

•	the creditworthiness of our customers;

•	the level of competition from other providers of natural gas storage services;

•	the level of our operating and maintenance and general and administrative costs; and

•	prevailing economic conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in debt agreements to which we are a party; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

On a pro forma basis, we would not have had sufficient available cash from distributable cash flow to pay the full minimum quarterly distribution on our common units or any distributions on our Series A subordinated units for the year ended December 31, 2009.

The amount of available cash from distributable cash flow we need to pay the minimum quarterly distribution for four quarters on all of our common units and Series A subordinated units outstanding immediately after this offering is approximately $62.7 million. The amount of our pro forma available cash from distributable cash flow generated during the year ended December 31, 2009 would have been sufficient to allow us to pay only approximately 82.6% of the minimum quarterly distribution on our common units during this period and would not have been sufficient to pay any distributions on our Series A subordinated units during this period. For a calculation of our ability to make distributions to unitholders based on our pro forma results for the year ended December 31, 2009 and for the twelve months ending June 30, 2011, please read, “Our Cash Distribution Policy and Restrictions on Distributions.”

The amount of cash we have available for distribution to holders of our common units and Series A subordinated units depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net earnings for financial accounting purposes.

The assumptions underlying our minimum estimated available cash from distributable cash flow included in “Our Cash Distribution Policy and Restrictions on Distributions” involve inherent and significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated.

Our estimate of available cash from distributable cash flow set forth in “Our Cash Distribution Policy and Restrictions on Distributions” has been prepared by management, and we have not received an opinion or report on it from our or any other independent registered public accounting firm. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or Series A subordinated units, in which event the market price of our common units may decline materially. For further discussion on our ability to pay our minimum quarterly distribution, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

Increased competition from other companies that provide natural gas storage services or services that can substitute for storage services could have a negative impact on the demand for our services, which could adversely affect our financial results.

We compete primarily with other providers of natural gas storage services who own or operate salt-dome, depleted reservoir and/or converted aquifer gas storage facilities. Such competitors include independent storage developers and operators, local distribution companies, utilities, interstate and intrastate gas transmission companies with storage facilities connected to their pipelines and midstream energy companies. FERC has adopted policies that favor the development of new storage projects and there are numerous projects, including expansions of existing facilities and greenfield construction projects, at various stages of development in the markets where Pine Prairie and Bluewater operate. According to FERC data, since 2000, permits have been issued by the FERC for new interstate gas storage facilities or expansions in the Gulf Coast (excluding intrastate facilities and FERC pre-filings for additional storage capacity) representing aggregate additional working gas capacity of approximately 576 Bcf. These projects, if developed and placed into service, may compete with our storage operations. The principal elements of competition among storage facilities are rates, terms of service, types of service, deliverability, supply and market access, flexibility and reliability of service.

We also compete with certain pipelines, marketers and LNG facilities that provide services that can substitute for certain of the storage services we offer. In addition, natural gas as a fuel competes with other forms of energy available to end-users, including electricity, coal and liquid fuels. Increased demand for such forms of energy at the expense of natural gas could lead to a reduction in demand for natural gas storage services.

All of these competitive pressures could make it more difficult for us to retain our existing customers and/or attract new customers as we seek to expand our business. This could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions. In addition, competition could intensify the negative impact of factors that decrease demand for natural gas storage in our markets, such as adverse economic conditions, weather, higher fuel costs and taxes or other governmental or regulatory actions that directly or indirectly increase the cost or limit the use of natural gas.

Our natural gas storage operations are subject to regulation by federal, state and local regulatory authorities; regulatory measures adopted by such authorities could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions.

Our natural gas storage operations are subject to federal, state and local laws and regulations administered by a number of authorities. Because we store natural gas that is transported in interstate commerce, our natural gas storage facilities are subject to comprehensive regulation by the FERC under the Natural Gas Act of 1938, or NGA. Federal regulation under the NGA extends to such matters as:

•	rates, operating terms and conditions of service;

•	the form of tariffs governing service;

•	the types of services we may offer to our customers;

•	the certification and construction of new, or the expansion of existing, facilities;

•	the acquisition, extension, disposition or abandonment of facilities;

•	contracts for service between storage providers and their customers;

•	creditworthiness and credit support requirements;

•	the maintenance of accounts and records;

•	relationships among affiliated companies involved in certain aspects of the natural gas business;

•	the initiation and discontinuation of services; and

•	various other matters.

The NGA requires that tariff rates for our interstate gas storage facilities be “just and reasonable.” In addition, under the NGA and applicable FERC regulations, we are prohibited from unduly preferring or unreasonably discriminating against any person with respect to rates or terms and conditions of service.

The rates and terms and conditions for interstate services provided by our Pine Prairie and Bluewater facilities are set forth in FERC-approved tariffs, which currently permit both Pine Prairie and Bluewater to charge market-based rates. Market-based rate authority allows Pine Prairie and Bluewater to negotiate rates with individual customers based on market demand. This right to charge market-based rates may be challenged by a party filing a complaint with FERC. Our market-based rate authorization may also be re-examined if we add substantial new storage capacity through expansion or acquisition and as a result obtain market power. Any successful complaint or protest against our rates could have an adverse impact on our revenues associated with providing storage services.

Should we fail to comply with all applicable FERC-administered statutes, rules, regulations and orders, we could be subject to substantial penalties and fines. Under the Energy Policy Act of 2005, or EPAct 2005,

FERC has civil penalty authority under the NGA to impose penalties for certain violations of up to $1,000,000 per day for each violation. FERC also has the authority to order disgorgement of profits from transactions deemed to violate the NGA and the EPAct 2005. Please read “Business — Regulation.”

Finally, new rules, regulations or laws may be passed or implemented that impose additional costs, burdens or restrictions on us. We cannot give any assurance regarding the likelihood of such future rules, regulations or laws or the effect they could have on our business, financial condition, results of operations or ability to make distributions to you.

Pine Prairie’s and Bluewater’s authorizations to charge “market-based rates” are subject to the continued existence of certain conditions related to these facilities’ competitive position in their respective markets and, if those conditions change, the right to charge “market-based rates” could be terminated.

The rates Pine Prairie and Bluewater charge for storage services are regulated by FERC pursuant to its “market-based rate” policy, which allows regulated entities to charge rates different from, and in some cases, less than, those which would be permitted under traditional cost-of-service regulation. Pine Prairie’s and Bluewater’s authorization to charge “market-based rates” is based on determinations by FERC that neither Pine Prairie nor Bluewater have “market power” in their respective markets. The determination that storage facilities lack market power is subject to review and revision by FERC if there is a change in circumstances that could affect the ability of additional storage or interconnected pipeline facilities at Pine Prairie or Bluewater to exercise market power. Among the sorts of changes in circumstances that could raise market power concerns would be an expansion of Pine Prairie’s or Bluewater’s capacity, acquisitions, or other changes in market dynamics. If the FERC were to conclude that Pine Prairie or Bluewater may have acquired and cannot mitigate market power, their rates could become subject to cost-of-service regulation.

If Pine Prairie or Bluewater’s rates become subject to cost-of-service regulation, the maximum rates that may be charged for storage services would be established through FERC’s ratemaking process, and Pine Prairie or Bluewater would no longer be able to charge a rate demanded by the market. Generally, cost-of-service based rates for interstate natural gas services are based on the cost of providing service including recovery of, and a reasonable return on, the entity’s actual prudent historical cost investment for providing jurisdictional service. Key determinants in the ratemaking process are costs of providing service, allowed rate of return, and billing determinants, which are based upon storage volumes and contractual capacity commitment assumptions. Rate design and the allocation of costs underlying cost-of-service based rates must also be approved by FERC as part of each rate case. The resolution of these key determinants, particularly the allowed rate of return and billing determinants that would underlie the cost-of-service based rates through the FERC’s ratemaking process, could adversely impact Pine Prairie or Bluewater’s profitability, and have adverse consequences on our cash flow and our ability to make distributions. Additionally, changes in generally applicable FERC ratemaking policies could also affect Bluewater and Pine Prairie.

Certain risks are amplified by the current economic environment.

During 2007, the U.S. and many key countries began to exhibit signs of economic weakness, which continued throughout 2008 and 2009, and into 2010. This weakness had a severe adverse impact on the global financial system, stressing a number of large financial institutions to the point of failure, merger or requiring government assistance and resulting in a severe reduction in available capital. Capital constraints coupled with significant energy price volatility have produced pervasive liquidity issues for many companies. Such events have created pronounced uncertainty in the economic outlook, and have amplified the potential impact and likelihood of the occurrence of certain risks inherent in our business. Such amplified risks include:

•	increased cost of capital and increased difficulties accessing capital to fund expansion and acquisition activities as well as routine operating requirements;

•	the inability or unwillingness of lenders to honor their contractual commitments;

•	the failure of customers to timely or fully pay amounts due to us;

•	the failure of suppliers to pay third parties under obligations for which we have potential contingent liabilities;

•	the potential for adverse actions by rating agencies;

•	potentially adverse changes in tax laws;

•	the failure of counterparties to fulfill their delivery or purchase obligations; and

•	business failures by vendors, suppliers or customers.

Any significant and prolonged change in or stabilization of natural gas prices could have a negative impact on our business.

Historically, natural gas prices have been seasonal and volatile, which has enhanced demand for our storage services. The storage business has benefited from significant price fluctuations resulting from seasonal price sensitivity, which impacts the level of demand for our services and the rates we are able to charge for such services. On a system-wide basis, natural gas is typically injected into storage between April and October when natural gas prices are generally lower and withdrawn during the winter months of November through March when natural gas prices are typically higher. However, the market for natural gas may not continue to experience volatility and seasonal price sensitivity in the future at the levels previously seen. If volatility and seasonality in the natural gas industry decrease, because of increased production capacity or otherwise, the demand for our services and the prices that we will be able to charge for those services may decline.

In addition to volatility and seasonality, an extended period of high gas prices would increase the cost of acquiring base gas and likely place upward pressure on the costs of associated expansion activities. An extended period of low natural gas prices could adversely impact storage values for some period of time until market conditions adjust. These commodity price impacts could have a negative impact on our business and financial results.

We may not be able to maintain or replace expiring storage contracts.

Our primary exposure to market risk occurs at the time our existing storage contracts expire and are subject to renegotiation and renewal. As of April 1, 2010, the weighted average remaining tenor of our existing portfolio of firm storage contracts is approximately 3.7 years at Pine Prairie and approximately 2.2 years at Bluewater. For the year ended December 31, 2009, Iberdrola Renewables, Inc. and Guardian Pipeline, LLC accounted for approximately 17% and 13% of our revenues, respectively. The extension or replacement of existing contracts, including our contracts with Iberdrola Renewables, Inc. and Guardian Pipeline, LLC, depends on a number of factors beyond our control, including:

•	the level of existing and new competition to provide storage services to our markets;

•	the balance of supply and demand, on a short-term, seasonal and long-term basis, in our markets;

•	the extent to which the customers in our markets are willing to contract on a long-term basis; and

•	the effects of federal, state or local regulations on the contracting practices of our customers.

Any failure to extend or replace a significant portion of our existing contracts, or extending or replacing them at unfavorable or lower rates, could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions.

Our storage business depends on third-party pipelines connected to our storage facilities, and we could be negatively impacted by circumstances beyond our control that temporarily or permanently interrupt the operation of such pipelines.

We depend on the continued operation of third-party pipelines and other facilities that provide delivery options to and from our storage facilities. For example, at our Pine Prairie facility, we have nine separate interconnect points with eight different interstate pipelines, and at our Bluewater facility, we are connected to three interstate and three natural gas utility pipelines. Because we do not own the pipelines that are interconnected to our facilities, their continued operation is not within our control. If any of the pipelines to which we are connected were to become unavailable for current or future withdrawals or injections of natural gas due to repairs, damage to the facility, lack of capacity or any other reason, our ability to operate efficiently and satisfy our customers needs could be compromised, thereby potentially reducing our revenues. Any temporary or permanent interruption at any key pipeline or other interconnect point with our gas storage facilities that caused a material reduction in the volume of storage services provided by us could have a material adverse effect on our business, financial condition, results of operation and ability to make distributions.

In addition, the rates charged by pipelines interconnected with our storage facilities for transportation to and from our facilities affects the utilization and value of the storage services we provide. Significant changes in the rates charged by these pipelines or their competitors could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions.

We may not be able to achieve our current expansion plans at our Pine Prairie facility on economically viable terms.

Our current expansion plans include the addition of 31 Bcf of working gas storage capacity at our Pine Prairie facility, 28 Bcf of which we expect to place into service by mid-2012, including 10 Bcf of new capacity that is substantially complete and that we currently expect to place into service during the second quarter of 2010. In connection with these expansion efforts, we may encounter difficulties in the drilling required to access subsurface storage caverns, the drilling of raw water wells or salt water disposal wells and the completion of the wells. These risks include the following:

•	unexpected operational events;

•	adverse weather conditions;

•	facility or equipment malfunctions or breakdowns;

•	unusual or unexpected geological formations;

•	drill bit or drill pipe difficulties;

•	collapses of wellbore, casing or other tubulars or other loss of drilling hole;

•	unexpected problems associated with filling the caverns with base gas and conducting pressure and mechanical integrity tests;

•	unexpected problems associated with leaching the caverns, filtration of extracted water and offsite disposal of water; and

•	risks associated with subcontractors’ services, supplies, cost escalation and personnel.

Specifically, the creation of a salt-cavern storage facility requires sourcing, injecting, withdrawing and disposing of significant volume of water. For example, to create 10 Bcf of working capacity, a salt cavern requires approximately 72 million barrels of raw water supply and an equivalent volume of salt water disposal. Additionally, the rate of access to raw water and the rate of disposal of salt water have a direct impact on the time it takes to create a salt cavern. Any physical or regulatory restriction imposed on our current operations with respect to accessing raw water or disposing of salt water would have an adverse impact on our ability to timely and fully expand our facility at Pine Prairie. During the initial construction of Pine Prairie, we encountered challenges related to many of the factors listed above and specifically with respect to the ability to efficiently dispose of salt water, all of which resulted in substantial delays and the incurrence of significant costs in excess of our original estimates. There can be no assurance that we will not encounter similar situations in the future or that our ability to access raw water or dispose of salt water will not be adversely impacted in the future. Additionally, the occurrence of uninsured or under-insured losses, delays or operating cost overruns associated with these drilling efforts could have a negative impact on our operations and financial results.

We may not be able to increase the capacity of our Pine Prairie facility beyond our current expansion plans.

While we have both the property rights and operational capacity necessary to expand our Pine Prairie facility beyond the currently permitted capacity of 48 Bcf to a potential of over 150 Bcf of total working gas storage capacity, we may not be able to secure the financing or permits necessary to pursue such expansion and the necessary infrastructure modifications that would be needed to accommodate such expansion. Additionally, such expansion will be subject to market demand, the successful execution of any expansion projects and the availability of sufficient third-party interstate and intrastate pipelines receipt and deliverability capacity to accommodate the increased capacity. Any combination of these factors may prevent us from expanding our Pine Prairie facility beyond its current permitted capacity.

We are exposed to the credit risk of our customers in the ordinary course of our business.

As a normal part of our business we extend credit to our customers. As a result, we are exposed to the risk of loss resulting from the nonpayment and/or nonperformance of our customers. While we have established credit policies that include assessing the creditworthiness of our customers as permitted by Pine Prairie’s and Bluewater’s tariffs and requiring appropriate terms or credit support from them based on the results of such assessments, there can be no assurance that we have adequately assessed the creditworthiness of our existing or future customers or that there will not be unanticipated deterioration in their creditworthiness. Resulting nonpayment and/or nonperformance by our customers could have a material adverse effect on our business, financial condition, results of operation and ability to make distributions.

Additionally, in instances where we loan natural gas to third parties, the magnitude of our credit risk is significantly increased, as the failure of the third party to return the loaned volumes would result in losses equal to the full value of the loaned natural gas rather than, in the case of firm storage or hub services contracts, losses equal to fees on volumes nominated for injection or withdrawal.

For various operating and commercial reasons, we may not be able to perform all of our obligations under our contracts, which could lead to increased costs and negatively impact our financial results.

Various operational and commercial factors could result in an inability on our part to satisfy our contractual commitments and obligations. For example, in connection with our provision of firm storage services and hub services to our customers, we enter into contracts that obligate us to honor our customers’ requests to inject gas into our storage facilities, withdraw gas from our facilities and wheel gas through our facilities, in each case subject to volume, timing and other limitations set forth in such contracts. The following factors could adversely impact our ability to perform our obligations under these contracts:

•	a failure on the part of our storage facilities to perform as we expect them to, whether due to malfunction of equipment or facilities or realization of other operational risks;

•	the operating pressure of our storage facilities:

•	the operating pressure of our depleted reservoir storage facilities is driven primarily by the total volume of working and base gas contained in the reservoir, which depends primarily on the amount of base gas purchased by us and injected into the facility, the amount of base gas we may have loaned to third parties and the aggregate injection or withdrawal demands of our customers; and

•	the operating pressure of our salt-cavern storage facilities is directly affected by the volume and temperature of natural gas within each facility. The total volume of gas in our salt caverns is driven by the same factors mentioned above for our depleted reservoirs. The temperature of the natural gas stored in a salt cavern is driven by a number of factors, including the ambient subsurface temperature for such cavern (i.e., the static subsurface temperature to which the stored gas will naturally return over time) and the rate of injection or withdrawal of gas from such cavern (due to the fact that sustained periods of high rates of withdrawal reduce the temperature of the remaining gas and sustained periods of high rates of injection have the opposite effect). Higher than normal temperatures generally equate with higher than normal pressures and require more space to store the same volume of gas and remain in compliance with maximum pressure limitations imposed by prudent operating practices or regulations. Lower than normal temperatures generally equate with lower than normal pressures and require more base gas to meet contractual withdrawal obligations and remain in compliance with minimum pressure limitations imposed by prudent operating practices or regulations;

•	a variety of commercial decisions we make from time to time in connection with the management and operation of our storage facilities. Examples include, without limitation, decisions with respect to matters such as (i) the aggregate amount of commitments we are willing to make with respect to wheeling, injection, and withdrawal services, which could exceed our capabilities at any given time for various reasons, (ii) the timing of scheduled and unplanned maintenance or repairs, which can impact equipment availability and capacity, (iii) the schedule for and rate at which we conduct leaching activities at our Pine Prairie facility in connection with the creation of new salt caverns or the expansion of existing caverns, which can impact the amount of storage capacity we have available to satisfy our customers’ requests, (iv) the timing and aggregate volume of any base gas park and/or loan transactions we consummate, which can directly affect the operating pressure of our storage facilities and (v) the amount of compression capacity and other gas handling equipment that we install at our facilities to support gas wheeling, injection and withdrawal activities; and

•	adverse operating conditions due to hurricanes, extreme weather events or conditions, and operational problems or issues with third party pipelines, storage or production facilities.

Although we manage and monitor all of these various factors in connection with the ongoing operation of our natural gas storage facilities with the goal of performing all of our contractual commitments and obligations and optimizing our revenue, one or more of the above factors may adversely impact our ability to satisfy our injection, withdrawal or wheeling obligations under our storage contracts. In such event, we may be liable to our customers for losses or damages they suffer and/or we may need to incur costs or expenses in order to permit us to satisfy our obligations and avoid a breach or increase our costs in doing so.

For example, if Pine Prairie experiences sustained periods of high injections as it approaches full capacity and the resulting cavern temperature and pressure would otherwise exceed the maximum operating pressure, we may be required to loan a portion of our base gas to third parties in order to create the space we need to permit us to honor our customers’ injection requests. In connection with any such base gas loans, we will be required to pay fees that could be significant. Conversely, if Pine Prairie experiences sustained periods of high withdrawals as customers withdraw their inventory and an abnormally low cavern temperature results in a significant reduction in pressure, we may be required to borrow gas from a third party and inject it into our facility or inject raw water into our facility, in each case in order to maintain our minimum operating pressure or create the operating pressure needed to satisfy our customers’ withdrawal requests. In such a circumstance we would have to (i) pay fees to a third party to borrow additional gas or (ii) incur operating costs associated with raw water injection, removal and disposal and opportunity costs associated with the temporary loss of usable storage capacity displaced by the injected water.

Our marketing activities could result in financial losses.

Without altering our basic commercial strategy of committing a high percentage of our storage capacity under multi-year firm storage contracts at attractive rates, during 2010 we intend to establish a dedicated commercial marketing group that will capture short-term market opportunities by utilizing a portion of our owned or leased storage capacity for our own account and engaging in related commercial marketing activities. Through these transactions, we will seek to maintain a position that is substantially balanced between purchases on the one hand and sales or future delivery obligations on the other hand. Our general policy will be (i) to purchase natural gas only in situations where we have a market for such gas, (ii) to utilize physical natural gas inventory and financial derivatives to manage and optimize seasonal and spread risks inherent in our operations and commercial management activities and to structure our transactions so that commodity price fluctuations will not have a material adverse impact on our cash flow and (iii) not to acquire or hold natural gas, futures contracts or other derivative products for the purpose of speculating on outright commodity price changes. While we intend to conduct these transactions within these pre-defined risk parameters, these policies will not eliminate all risks. For example, any event that disrupts our anticipated physical supply of or market for natural gas could expose us to significant costs or expenses in order to enable us to satisfy our obligations to store or deliver contracted natural gas volumes.

We are subject to environmental laws and regulations that may expose us to significant costs and liabilities.

Our natural gas storage operations are subject to stringent and complex federal, state and local environmental laws and regulations. We may incur substantial costs in order to conduct our operations in compliance with these laws and regulations. These laws and regulations may impose numerous obligations that are applicable to our operations, including the acquisition of permits to conduct certain activities, increases in operating expenses or curtailment of certain operations to limit or prevent releases of materials from our facilities, the incurrence of capital expenditures associated with the installation of pollution control equipment, and the imposition of substantial liabilities for pollution resulting from our operations. Moreover, new, stricter environmental laws, regulations or enforcement policies could be implemented that significantly increase our compliance costs or the costs of any remediation of environmental contamination that may become necessary, and these costs could be material. For example, the adoption and implementation of any climate change legislation or regulations imposing reporting obligations with respect to, or limiting emissions of, “greenhouse gases” could result in increased operating costs and adversely affect demand for natural gas.

Numerous governmental authorities, such as the U.S. Environmental Protection Agency and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly corrective actions. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing some or all of our operations. In addition, joint and several liability or strict liability may be imposed under certain environmental laws, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. Private parties may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage that may result from environmental and other impacts of our operations. We may not be able to recover all or any of these costs through insurance or other means, which may have a material adverse effect on our business, financial condition, results of operation and ability to make distributions. Please read “Business — Environmental Matters” for more information.

If we do not complete expansion projects or make and integrate acquisitions, our future growth may be limited.

A principal focus of our strategy is to continue to grow the cash distributions on our units by expanding our business. Our ability to grow depends on our ability to complete expansion projects and make acquisitions that result in an increase in cash generated from operations on a per unit basis (i.e., are accretive). We may be unable to complete successful, accretive expansion projects or acquisitions for any of the following reasons:

•	we are unable to identify attractive expansion projects or acquisition candidates that satisfy our economic and other criteria, or we are outbid for such opportunities by our competitors;

•	we are unable to raise financing for such expansion projects or acquisitions on economically acceptable terms;

•	we are unable to secure adequate customer commitments to use the facilities to be expanded or acquired; or

•	we are unable to obtain governmental approvals or other rights, licenses or consents needed to complete such expansion projects or acquisitions.

Acquisitions or expansion projects that we complete may not perform as anticipated and could result in a reduction of our distributable cash flow on a per unit basis.

Even if we complete expansion projects or acquisitions that we believe will be accretive, such projects or acquisitions may nevertheless reduce our available cash from distributable cash flow on a per unit basis due to the following factors:

•	mistaken assumptions about storage capacity, deliverability, base gas needs, geological integrity, revenues, synergies, costs (including operating and general and administrative, capital, debt and equity costs), customer demand, growth potential, assumed liabilities and other factors;

•	an inability to complete expansion projects on schedule and within applicable budgets due to various factors, including cost overruns, schedule delays, and the inability to obtain necessary permits or approvals;

•	the failure to receive cash flows from an expansion project or newly acquired asset due to delays in the commencement of operations for any reason;

•	unforeseen operational issues or the realization of liabilities that were not known to us at the time the acquisition or expansion project was completed;

•	the inability to attract new customers or retain acquired customers to the extent assumed in connection with the expansion or acquisition project;

•	the failure to successfully integrate expansion projects or acquired assets or businesses into our operations and/or the loss of key employees; or

•	the impact of regulatory, environmental, political and legal uncertainties that are beyond our control.

If we consummate any future expansion projects or acquisitions, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources. If any expansion projects or acquisitions we ultimately complete are not accretive to our distributable cash flow per common unit and Series A subordinated unit, our ability to make distributions may be reduced.

We could lose the benefits of the Pine Prairie tax abatement.

In May 2006, we entered into an arrangement with the Industrial Development Board No. 1 of the Parish of Evangeline, State of Louisiana, Inc. (the “Industrial Development Board”), pursuant to which we sold a portion of the Pine Prairie facility located in the parish to the Industrial Development Board and entered into a 15-year agreement, which commenced in January of 2008, to lease back such portion of the facility. Pursuant to this arrangement and in exchange for certain payments in lieu of taxes, we are not subject to ad valorem property tax in Evangeline Parish except for ad valorem tax on inventory. As of December 31, 2009, the present value of the tax abatement was approximately $23 million. We classify the present value of the tax abatement as an intangible asset, so if we were to lose the tax abatement due to a successful legal challenge of the arrangement, our violation of the terms of the lease, or for any other reason, it would be a charge to our earnings and could have an adverse impact on our results of operations and ability to make distributions. See “Business — Title to Properties and Rights-of-Way.”

Our natural gas storage facilities are new and have limited operating history. The facilities may not be able to deliver as anticipated, which could prevent us from meeting our contractual obligations and cause us to incur significant costs.

Although we believe that our operating gas storage facilities at Bluewater and Pine Prairie have been designed to meet our contractual obligations with respect to wheeling, injection, withdrawal and gas specifications, the facilities are new and have a limited operating history. If we fail to wheel, inject or withdraw natural gas at contracted rates, or cannot deliver natural gas consistent with contractual quality specifications, we could incur significant costs to satisfy our contractual obligations. These costs could have an adverse impact on our business, financial condition, results of operations and ability to make distributions.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance. If a significant accident or event occurs for which we are not fully insured, our operations and financial results could be adversely affected.

Our operations are subject to all of the risks and hazards inherent in the natural gas storage business, including:

•	reduction of our available storage capacity at our salt caverns over time due to (i) unexpected increases in the temperature of our caverns, which reduces capacity as a result of the expansion of the stored natural gas, (ii) the long-term effect of pressure differentials between the caverns and the surrounding salt formations (known as “salt creep”) or (iii) problems with the structural integrity of our salt caverns;

•	subsidence of the geological structures where we store natural gas;

•	risks and hazards inherent in drilling operations associated with the development of new caverns and/or the drilling of raw water wells or salt water disposal wells;

•	problems maintaining the wellbores and related equipment and facilities that form a part of the infrastructure that is critical to the operation of our storage facilities;

•	impacts to our operations due to the unavailability of raw water for any reason or the inability to dispose of salt water through our salt water disposal wells for any reason;

•	damage to our storage facilities, related equipment and connecting pipelines and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from third parties, including construction, farm and utility equipment;

•	leaks of natural gas and other hydrocarbons or losses of natural gas as a result of the malfunction of equipment or facilities;

•	collapse of storage caverns;

•	operator error;

•	environmental pollution or other environmental issues, including drinking water contamination, associated with our raw water or water disposal wells or our water treatment facilities;

•	damage associated with equipment or material failures, pipeline or vessel ruptures or corrosion, explosions, fires and other incidents; and

•	other hazards that could result in personal injury and loss of life, pollution and suspension of operations.

These risks could result in substantial losses due to breaches of contractual commitments, personal injury and/or loss of life, damage to and destruction of property and equipment and pollution or other environmental damage. These risks may also result in curtailment or suspension of our operations. A natural disaster or other hazard affecting the areas in which we operate could have a material adverse effect on our operations. We are not fully insured against all risks inherent in our business. In addition, we are not insured against all environmental accidents that might occur, some of which may result in toxic tort claims. If a significant accident or event occurs for which we are not fully insured, it could result in a material adverse effect on our business, financial condition, results of operations and ability to make distributions. Furthermore, we may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies may substantially increase. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. Additionally, we may be unable to recover from prior owners of our assets, pursuant to our indemnification rights, for potential environmental liabilities.

In addition, we share insurance coverage with PAA, for which we reimburse PAA’s general partner pursuant to the terms of the omnibus agreement. To the extent PAA experiences covered losses under the insurance policies, the limit of our coverage for potential losses may be decreased.

If leakage or migration of natural gas or other hydrocarbons occurs from any of our storage facilities, our operations and financial results could be adversely affected.

Our operations are subject to the risk that natural gas or other hydrocarbons could leak or migrate from our storage facilities, causing a loss of volumes stored in the storage facilities. This risk could cause substantial losses due to our inability to deliver the stored volumes back to our customers. Furthermore, we may not be able to obtain insurance to protect against this risk and we may not be able to maintain insurance of the type and amount we desire at reasonable rates to insure against this risk.

Restrictions in our credit facility could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our units.

Our credit agreement restricts our ability to, among other things:

•	make distributions of available cash to unitholders if any default or event of default (as defined in the credit agreement) exists or would result therefrom;

•	incur additional indebtedness;

•	grant or permit to exist liens or enter into certain restricted contracts;

•	engage in transactions with affiliates;

•	make any material change to the nature of our business;

•	make a disposition of all or substantially all of our assets; or

•	enter into a merger, consolidate, liquidate, wind up or dissolve.

Furthermore, our credit facility contains covenants requiring us to maintain certain financial ratios related to our consolidated EBITDA, consolidated interest charges and consolidated funded indebtedness, as such terms are defined in our credit agreement.

The provisions of our credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our credit facility could result in an event of default, which could enable our lenders, subject to the terms and conditions of the anticipated credit facility, to declare any outstanding principal of that debt, together with accrued interest, to be immediately due and payable. If the payment of any such debt is accelerated, our assets may be insufficient to repay such debt in full, and the holders of our units could experience a partial or total loss of their investment.

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets or seeking additional equity capital. We may not be able to effect any of these actions on satisfactory terms or at all.

For more information regarding our debt agreements, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

We are considered a subsidiary of PAA under its debt instruments and, as such, we may be directly or indirectly subject to and impacted by certain restrictions in PAA’s existing and future credit facilities and indentures. These restrictions may limit our access to credit, prevent us from engaging in beneficial activities, and in certain circumstances, require us to guarantee PAA’s indebtedness.

Although we are not contractually bound by and are not liable for PAA’s debt under its debt instruments, we are subject to and indirectly affected by certain prohibitions and limitations contained therein. Such restrictions may prevent us from obtaining the most advantageous financing terms or from engaging in certain transactions that might otherwise be considered beneficial. For example (by reference to the most restrictive of any applicable covenant):

•	We will be restricted from entering into any future sale/leaseback transactions.

•	PAA is subject to a limit of 10% of PAA’s consolidated net tangible assets with respect to the amount of debt that can be secured by liens on facilities owned by its subsidiaries, including us. We cannot control the incurrence of secured debt by PAA’s other subsidiaries.

•	We cannot give intercompany guaranties of debt for borrowed money for the benefit of PAA or any subsidiary of PAA (including any of our subsidiaries) unless we agree to guarantee PAA’s outstanding debt. The same restriction would apply to a guaranty of our debt by one of our subsidiaries.

Although we believe that the restrictions in PAA’s debt instruments will not have a material impact on our operations or access to credit, no assurance can be given to that effect, and PAA’s ability to comply with any restrictions in PAA’s debt instruments may be affected by events beyond our control.

Any debt instruments that PAA or any of its affiliates enters into in the future, including any amendments to existing credit facilities, may include additional or more restrictive limitations on our ability to conduct our business. These additional restrictions could adversely affect our ability to finance our future operations or capital needs or engage in, expand or pursue our business activities. In addition, PAA has the ability to prevent us from taking actions that would cause PAA to violate any covenants in its credit facilities or indentures, or otherwise to be in default under any of its debt instruments. In deciding whether to prevent us from taking any such action, PAA will have no fiduciary duty to us or our unitholders.

The credit and risk profile of our general partner and its owner, PAA, could adversely affect our credit ratings and risk profile, which could increase our borrowing costs or hinder our ability to raise capital.

The credit and business risk profiles of our general partner and PAA may be factors considered in credit evaluations of us. This is because our general partner, which is owned by PAA, controls our business activities, including our cash distribution policy and expansion strategy. Any adverse change in the financial condition of PAA, including the degree of its financial leverage and its dependence on cash flow from us to service its indebtedness, may adversely affect our credit ratings and risk profile.

If we were to seek a credit rating in the future, our credit rating may be adversely affected by the leverage of our general partner or PAA, as credit rating agencies such as Standard & Poor’s Ratings Services and Moody’s Investors Service may consider the leverage and credit profile of PAA and its affiliates because of their ownership interest in and control of us. Any adverse effect on our credit rating would increase our cost of borrowing or hinder our ability to raise financing in the capital markets, which would impair our ability to grow our business and make distributions to unitholders.

Increases in interest rates could adversely impact our unit price, our ability to issue equity or incur debt for acquisitions or other purposes, and our ability to make cash distributions at our intended levels.

Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and our implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price, our ability to issue equity or incur debt for acquisitions or other purposes and to make cash distributions at our intended levels.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud, which would likely have a negative impact on the market price of our common units.

Prior to this offering, we have not been required to file reports with the SEC. Upon the completion of this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We prepare our consolidated financial statements in accordance with GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and to operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Section 404. For example, Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. We must comply with Section 404 for our fiscal year ending December 31, 2011. Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Ineffective internal controls will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

Risks Inherent in an Investment in Us

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

We expect that we will distribute all of our available cash to our unitholders and will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

In addition, because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the available cash that we have to distribute to our unitholders.

Cost reimbursements due to PAA’s general partner and our general partner for services provided to us or on our behalf will be substantial and will reduce our cash available for distribution to you. The amount and timing of such reimbursements will be determined by PAA’s general partner.

Prior to making distributions on our common units, we will reimburse PAA’s general partner and its affiliates for all expenses they incur on our behalf. These expenses will include all costs incurred by PAA, its general partner or our general partner in managing and operating us. These operating expense reimbursements and the reimbursement of incremental general and administrative expenses we will incur as a result of becoming a publicly traded partnership are not capped. In addition, PAA and our general partner will have substantial discretion in incurring third-party expenses on our behalf. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursements to PAA’s general partner and our general partner will reduce the amount of cash otherwise available for distribution to our unitholders.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee of its board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, at any time when there are no Series A subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution and each target distribution level will be reset to the correspondingly higher amount that causes such reset target distribution level to exceed the reset minimum quarterly distribution by the same percentage that such distribution level exceeds the then-current minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units and will retain its then-current general partner interest. The number of common units to be issued to our general partner will equal the number of common units which would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner’s Right to Reset Target Distribution Levels.”

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable both for the obligations of the assignor to make contributions to the partnership that were known to the substituted limited partner at the time it became a limited partner and for those obligations that were unknown if the liabilities could have been determined from the partnership agreement. Neither liabilities to partners on account of their partnership interest nor liabilities that are non-recourse to the partnership are counted for purposes of determining whether a distribution is permitted.

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states in which we do business or may do business in from time to time in the future. You could be liable for any and all of our obligations as if you were a general partner if a court or government agency were to determine that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	your right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitutes “control” of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read “The Partnership Agreement — Limited Liability.”

Holders of our common units have limited voting rights and are not entitled to elect the directors of our general partner.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect the directors of our general partner. The board of directors of our general partner will be chosen by PAA. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

The unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove our general partner. Following the closing of this offering, PAA will own an aggregate of approximately 82.5% of our outstanding limited partner units. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining Series A subordinated units and Series B subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our then-existing common units by prematurely eliminating their distribution and liquidation preference over our Series A subordinated units and Series B subordinated units, which would otherwise have continued until we had met certain distribution, performance and operational tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of the unitholder’s dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period and conversion of all Series A subordinated units and Series B subordinated units to common units.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders’ voting rights are further restricted by a provision of our partnership agreement providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of PAA to transfer all or a portion of its ownership interest in our general partner to a third party. The new owner of our general partner may then be in a position to replace the board of directors and officers of our general partner with its own designees and thereby exert significant control over the decisions made by the board of directors and officers.

Upon closing of the offering, investors in our common units will experience immediate and substantial dilution in pro forma net tangible book value of $9.06 per common unit.

The estimated initial public offering price of $20.00 per common unit exceeds our pro forma net tangible book value of $10.94 per common unit. Based on the estimated initial public offering price of $20.00 per common unit, you will incur immediate and substantial dilution of $9.06 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded in accordance with GAAP at their book value, and not their fair value. Please read “Dilution.”

We may issue additional units without your approval, which would dilute your existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be Series A subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

PAA may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered by this prospectus, assuming that the underwriters do not exercise their option to purchase additional common units, PAA will hold 21,584,529 common units, 13,934,351 Series A subordinated units and 11,500,000 Series B subordinated units. All of the Series A subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. The Series B subordinated units are also eligible for conversion into common units if certain operational and financial conditions are satisfied and the end of the subordination period has occurred. The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop. A sale or transfer, including certain deemed transfers, by PAA of all or portions of its interests in us may cause our partnership to terminate for federal income tax purposes. For a discussion of the impact this could have on common unitholders, please read “Tax Risks to Common Unitholders — The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.”

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only 10,000,000 publicly traded common units, assuming no exercise of the underwriters’ option to purchase additional common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly or annual earnings or those of other companies in our industry;

•	the loss of a large customer;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	other factors described in these “Risk Factors.”

We will incur increased costs as a result of being a publicly traded partnership.

We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 and related rules subsequently implemented by the SEC and the NYSE have required changes in the corporate governance practices of publicly traded companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded partnership reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for our general partner to obtain director and officer liability insurance and to possibly result in our general partner having to accept reduced policy limits and coverage. As a result, it may be more difficult for our general partner to attract and retain qualified persons to serve on its board of directors or as executive officers. We have included $2.6 million of estimated incremental costs per year associated with being a publicly traded partnership in our financial forecast included elsewhere in this prospectus. However, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Risks Related to Conflicts of Interest

PAA owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. PAA and our general partner have conflicts of interest and may favor PAA’s interests to your detriment.

Following this offering, PAA will own and control our general partner, as well as appoint all of the officers and directors of our general partner, and some of the officers of our general partner are also officers of PAA’s general partner (and one such officer is also a member of the board of directors of PAA’s general partner). Although our general partner has a legal duty to manage us in a manner that is beneficial to us and our unitholders, the directors and officers of our general partner have a legal duty to manage our general partner in a manner that is beneficial to its owner, PAA. Conflicts of interest may arise between PAA and our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of PAA over our interests and the interests of our unitholders. These conflicts include the following situations, among others:

•	neither our partnership agreement nor any other agreement requires PAA to pursue a business strategy that favors us. Directors and officers of PAA’s general partner have legal duties to make these decisions in the best interests of the owners of PAA, which may be contrary to our interests;

•	while PAA has stated that it intends to utilize our partnership as the primary vehicle through which it will participate in the natural gas storage business, PAA and its affiliates are not limited in their ability to compete with us;

•	our general partner is allowed to take into account the interests of parties other than us, such as PAA, in resolving conflicts of interest;

•	certain of the officers of our general partner will also devote significant time to the business of PAA and will be compensated by PAA’s general partner accordingly;

•	our partnership agreement limits the liability of and defines the duties owed by our general partner, and also restricts the remedies available to our unitholders for actions that, without the limitations, might otherwise constitute breaches of fiduciary duty under default state law standards;

•	our partnership agreement contains provisions designed to facilitate PAA’s ability to provide us with financial support while reducing concerns regarding conflicts of interest by defining certain potential financing transactions between PAA and us as fair to our unitholders;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•	our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the creation, reduction or increase of cash reserves. Each of these determinations can affect the amount of cash that is distributed to our unitholders and to our general partner, the ability of the Series A subordinated units to convert to common units and the achievement of the financial conditions necessary for the Series B subordinated units to convert to Series A subordinated units or common units;

•	our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces distributable cash flow. These determinations can affect the amount of cash that is distributed to our unitholders and to our general partner, the ability of the Series A subordinated units to convert to common units and the Series B subordinated units to convert to Series A subordinated units or common units;

•	our general partner will determine the amount and timing of the planned expansions of our Pine Prairie facility, and as a result, the achievement of the operational conditions necessary for the Series B subordinated units to convert to Series A subordinated units or common units, as applicable;

•	our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the Series A subordinated units, to make incentive distributions or to make distributions to achieve the financial conditions necessary for the Series B subordinated units to convert to Series A subordinated units for the Series A subordinated units to convert to common units;

•	our partnership agreement permits us to distribute up to $40 million from capital sources without treating such distribution as a distribution from capital;

•	our general partner determines which costs incurred by it are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if they own more than 80% of the common units;

•	our general partner controls the enforcement of the obligations that it and its affiliates owe to us;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

•	our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Please read “Conflicts of Interest and Fiduciary Duties.”

PAA may engage in competition with us.

Although PAA has stated that it intends to utilize our partnership as the primary vehicle through which it will participate in the natural gas storage business, PAA and its affiliates are not limited in their ability to compete with us.

Our partnership agreement defines and modifies the duties of our general partner and restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner.

Our partnership agreement contains provisions that define the standard of care that our general partner must exercise and restrict the remedies available to unitholders for actions taken by our general partner in accordance with that standard of care, including in circumstances that might otherwise be challenged under state law standards. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples of decisions that our general partner may make in its individual capacity include:

(a)	how to allocate corporate opportunities among us and our general partner’s affiliates;

(b)	whether to exercise its limited call right;

(c)	how to exercise its voting rights with respect to the units it owns;

(d)	whether to exercise its registration rights;

(e)	whether to elect to reset target distribution levels; and

(f)	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

•	provides that whenever our general partner makes a determination, including any determination with respect to distributable cash flow or any components thereof, or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as such decisions are made in good faith, meaning that it subjectively believed that the decision was (i) with respect to matters involving us, in, or not opposed to, the best interests of our partnership and (ii) with respect to matters involving the relative rights and privileges of holders of our equity interests, consistent with the intent of the provisions of our partnership agreement;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or their assignees resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal;

•	generally provides that any resolution or course of action adopted by our general partner and its affiliates in respect of a conflict of interest will be permitted and deemed approved by all of our partners, and will not constitute a breach of our partnership agreement or any duty stated or implied by law or equity if the resolution or course of action in respect of such conflict of interest is:

(a) approved by the conflicts committee of our general partner after due inquiry, based on a subjective belief that the course of action or determination that is the subject of such approval is fair and reasonable to us;

(b) approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates, directors and executive officers;

(c) determined by our general partner (after due inquiry) to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

(d) approved by our general partner (after due inquiry) based on a subjective belief that the course of action or determination that is the subject of such approval is fair and reasonable to us, which may include taking into account the totality of the circumstances and relationships involved (our short-term or long-term interests and other arrangements or relationships that could be considered favorable or advantageous to us); and

•	provides that, to the fullest extent permitted by law, in connection with any action or inaction of, or determination made by, our general partner’s board of directors or its conflicts committee with respect to any matter relating to us, it shall be presumed that our general partner’s board of directors or its conflicts committee acted in a manner that satisfied the contractual standards set forth in our partnership agreement, and in any proceeding brought by any limited partner or by or on behalf of such limited partner or any other limited partner or our partnership challenging any such action or inaction of, or determination made by, our general partner, the person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder agrees to become bound by the provisions of the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Duties of our General Partner.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the closing of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, PAA will own approximately 68.3% of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units (other than upon the conversion of the Series A subordinated units), PAA will own approximately 78.0% of our outstanding common units. Upon the satisfaction of certain operational and financial conditions and the end of the subordination period having occurred, assuming no additional issuances of common units (other than upon the conversion of the Series A subordinated units and the ultimate conversion of the Series B subordinated units to common units), PAA will own approximately 82.5% of our outstanding common units. For additional information about this right, please read “The Partnership Agreement — Limited Call Right.”

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of additional entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service, or the IRS, on this or any other tax matter affecting us.

Despite the fact that we are classified as a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe, based upon our current operations, that we will be so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Specifically, we will be subject to an entity-level tax on any portion of our income that is generated in Texas in the prior year. Imposition of any such additional taxes on us will reduce the cash available for distribution to our unitholders. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal income tax purposes, our target distribution amounts will be adjusted to reflect the impact of that law on us.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

The tax treatment of (i) publicly traded partnerships or (ii) an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of (i) publicly traded partnerships, including us, or (ii) an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, members of Congress have recently considered substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be applied retroactively and could make it more difficult or impossible to meet the exception for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes. Although the considered legislation would not appear to have affected our treatment as a partnership, we are unable to predict whether any of these changes, or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, PAA will own more than 50% of the total interests in our capital and profits interests. Therefore, a transfer by PAA of all or a portion of its interests in us, including a deemed transfer as a result of a termination of PAA’s partnership for federal income tax purposes, could result in a termination of our partnership for federal income tax purposes. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material Income Tax Consequences — Disposition of Common Units — Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material Income Tax Consequences — Disposition of Common Units — Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to you.

The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. Our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Income Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we adopt.

We will adopt certain valuation methodologies that may result in a shift of income, gain, loss and deduction between our general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and our general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between our general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders’ sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders’ tax returns without the benefit of additional deductions.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We generally prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. Nonetheless, we allocate certain deductions for depreciation of capital additions based upon the date the underlying property is placed in service. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. Recently, the U.S. Treasury Department issued proposed Treasury Regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge our proration method, we may be required to change the allocation of items of income, gain, loss, and deduction among our unitholders.

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because there is no tax concept of loaning a partnership interest, a unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of the loaned units. In that case, he may no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

You will likely be subject to state and local taxes and return filing requirements in states where you do not live as a result of investing in our common units.

In addition to federal income taxes, you will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property, even if you do not live in any of those jurisdictions. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own assets and conduct business in the states of Louisiana and Michigan. Each of these states currently imposes a personal income tax and also impose income taxes on corporations and other entities. As we make acquisitions or expand our business, we may own assets or conduct business in additional states or foreign jurisdictions that impose a personal income tax. It is your responsibility to file all U.S. federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $187.8 million, after deducting underwriting discounts and commissions but before paying offering expenses, from the issuance and sale of 10,000,000 common units offered by this prospectus. We expect to use these net proceeds, together with $200 million of borrowings under our new credit facility, to repay intercompany indebtedness owed to PAA in the amount of approximately $385.2 million. PAA expects to use all or a portion of these proceeds to repay amounts outstanding under its credit facilities and for general partnership purposes.

As of December 31, 2009, we had approximately $451 million of intercompany indebtedness outstanding to PAA with a fixed interest rate of 6.5% incurred to refinance project debt and for capital expenditures. We expect that any intercompany indebtedness not repaid in connection with this offering will be extinguished and treated as a capital contribution and part of PAA’s investment in us.

Our estimates assume an initial public offering price of $20.00 per common unit and no exercise of the underwriters’ option to purchase additional common units. An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and commissions, to increase or decrease by approximately $9.4 million. If the proceeds increase due to a higher initial public offering price, we will use the additional proceeds to repay any remaining amounts under the intercompany indebtedness owed to PAA and for general partnership purposes. If the proceeds decrease due to a lower initial public offering price, we will decrease the amount of our repayment of the intercompany indebtedness owed to PAA.

The proceeds from any exercise of the underwriters’ option to purchase additional common units will be used to reimburse PAA for capital expenditures it incurred with respect to the assets contributed to us. If the underwriters do not exercise their option to purchase additional common units, we will issue 1,500,000 common units to PAA at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to PAA. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

Affiliates of Barclays Capital Inc., UBS Securities LLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Raymond James & Associates, Inc., Morgan Keegan & Company, Inc. and RBC Capital Markets Corporation are lenders under PAA’s credit facilities and will receive their proportionate share of any repayment by PAA of its credit facilities in connection with this transaction.

CAPITALIZATION

The following table shows:

•	our historical capitalization as of December 31, 2009; and

•	our as adjusted capitalization as of December 31, 2009, reflecting this offering of 10,000,000 common units at an assumed initial public offering price of $20.00, the other formation transactions described under “Summary — Formation Transactions and Partnership Structure” and the application of the net proceeds from this offering as described under “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2009
	Historical(1)	As Adjusted
	(in thousands)

Cash and cash equivalents	$3,124	$724

Revolving credit facility	—	200,000
Note payable to PAA	450,523	—

Total debt	450,523	200,000
Members’ equity/partners’ capital	432,744	683,267

Total capitalization	$883,267	$883,267

(1)	Historical balances as of December 31, 2009 are those of our predecessor, PAA Natural Gas Storage, LLC.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per common unit after the offering. On a pro forma basis as of December 31, 2009, after giving effect to the offering of common units and the application of the related net proceeds, and assuming the underwriters’ option to purchase additional common units is not exercised, our net tangible book value was approximately $636.3 million, or $10.94 per unit. Net tangible book value excludes $47 million of net goodwill and intangible assets. Purchasers of common units in this offering will experience immediate and substantial dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$20.00
Net tangible book value per unit before the offering(1)	$9.40
Increase in net tangible book value per unit attributable to purchasers in the offering	1.54

Less: Pro forma net tangible book value per unit after the offering(2)		10.94

Immediate dilution in net tangible book value per common unit to purchasers in the offering(3)		$9.06

(1)	Determined by dividing the number of units (21,584,529 common units, 13,934,351 Series A subordinated units, 11,500,000 Series B subordinated units and the corresponding value for the 2.0% general partner interest to be issued to our general partner and its affiliates, including PAA, for the contribution of assets and liabilities to us) into the net tangible book value of the contributed assets and liabilities. Amount reflects inclusion of approximately $65.4 million of intercompany indebtedness to PAA which will be converted to equity in connection with the offering.

(2)	Determined by dividing the total number of units to be outstanding after the offering (31,584,529 common units, 13,934,351 Series A subordinated units,11,500,000 Series B subordinated units and the corresponding value for the 2.0% general partner interest) into our pro forma net tangible book value, after giving effect to the application of the expected net proceeds of the offering.

(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $10.06 and $8.06, respectively. Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by the Partnership, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its subsidiaries and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
			(in thousands)

General partner and affiliates(1)(2)(3)	47,018,880	82.5%	$498,117	71.4%
Purchasers in the offering	10,000,000	17.5%	$200,000	28.6%

Total	57,018,880	100.0%	$698,117	100.0%

(1)	The units acquired by our general partner and its subsidiaries, including PAA, consist of 21,584,529 common units, 13,934,351 Series A subordinated units and 11,500,000 Series B subordinated units. Our general partner also owns a 2.0% general partner interest in us.

(2)	The assets contributed by our general partner and its subsidiaries were recorded at their book value in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of December 31, 2009, equals parent net investment, which was $498.1 million and includes approximately $65.4 million related to the intercompany indebtedness not repaid from the net proceeds of this offering and related borrowings under our new credit facility that will be extinguished and treated as a capital contribution and part of PAA’s investment in us.

(3)	Assumes the underwriters’ option to purchase additional common units is not exercised.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with “— Assumptions and Considerations” below, which includes the factors and assumptions upon which we base our cash distribution policy. In addition, please read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business. For additional information regarding our historical operating results, you should refer to our historical consolidated financial statements, and the notes thereto, included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy.  Our partnership agreement requires us to distribute all of our available cash quarterly. Our cash distribution policy reflects a fundamental judgment that our unitholders generally will be better served by our distributing rather than retaining our available cash. Basically, our available cash is our (i) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to our unitholders than would be the case were we subject to federal income tax.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.  There is no guarantee that our unitholders will receive quarterly distributions from us. We do not have a legal obligation to pay the minimum quarterly distribution or any other distribution except to distribute available cash as provided in our partnership agreement. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including the following:

•	Our cash distribution policy is subject to restrictions on distributions under our new credit facility and other debt agreements entered into in the future may have similar restrictions. Our new credit facility contains material financial tests and covenants that we must satisfy. Should we be unable to satisfy these restrictions under our credit facility, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — New Credit Facility.”

•	Our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment or increase of those cash reserves could result in a reduction in cash distributions to you from the levels we currently anticipate pursuant to our stated distribution policy. Any determination to establish cash reserves made by our general partner in good faith will be binding on our unitholders. Our partnership agreement provides that in order for a determination by our general partner to be made in good faith, our general partner must subjectively believe that the determination is (i) with respect to matters involving us, in, or not opposed to, the best interests of our partnership and (ii) with respect to matters involving the relative rights and privileges of holders of our equity interests, consistent with the intent of the provisions of our partnership agreement.

•	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions contained therein that require us to make cash distributions, may be amended. Our partnership agreement can generally be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by PAA). At the closing of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, PAA will own our general partner and an aggregate of approximately 68.3% of our total outstanding common units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to revenue shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expense, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our cash available for distribution to unitholders is directly impacted by our cash expenses necessary to run our business and will be reduced dollar for dollar to the extent such uses of cash increase. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Available Cash.”

•	If and to the extent our distributable cash flow materially declines, we may elect to reduce our quarterly distribution in order to service or repay our debt or fund expansion capital expenditures.

•	Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital.  Our partnership agreement requires us to distribute all of our available cash to our unitholders. As a result, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. To the extent we are unable to access such external sources to finance our growth, our cash distribution policy could significantly impair our ability to grow. In addition, because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our Minimum Quarterly Distribution

Upon completion of this offering, the board of directors of our general partner will establish an initial minimum quarterly distribution of $0.3375 per common unit and Series A subordinated unit per complete quarter, or $1.35 per common unit and Series A subordinated unit per year, to be paid no later than 45 days after the end of each fiscal quarter beginning with the quarter ending June 30, 2010. This equates to an aggregate cash distribution of $15.7 million per quarter, or $62.7 million per year, based on the number of common units, Series A subordinated units and the 2.0% general partner interest to be outstanding immediately after the completion of this offering. Our ability to make cash distributions at the minimum quarterly distribution rate pursuant to this policy will be subject to the factors described above under the caption “— General — Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

If the underwriters do not exercise their option to purchase additional common units, we will issue 1,500,000 common units to PAA at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to PAA. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

As of the date of this offering, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. In the future, our general partner’s initial 2.0% interest in these distributions may be reduced if we issue additional units and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2.0% general partner interest.

The table below sets forth the assumed number of outstanding common units and Series A subordinated units upon the closing of this offering, assuming the underwriters do not exercise their option to purchase additional common units, and the aggregate distribution amounts payable on such units and the 2.0% general partner interest during the year following the closing of this offering at our minimum quarterly distribution rate of $0.3375 per common unit and Series A subordinated unit per quarter ($1.35 per common unit and Series A subordinated unit on an annualized basis).

	Minimum Quarterly Distributions
	Number of Units	One Quarter	Annualized

Publicly held common units	10,000,000	$3,375,000	$13,500,000
Common units held by PAA	21,584,529	7,284,779	29,139,114
Series A subordinated units held by PAA	13,934,351	4,702,843	18,811,374
2.0% general partner interest	N/A	313,523	1,254,092

Total	45,518,880	$15,676,145	$62,704,580

We will pay our distributions on or about the 15th of each of February, May, August and November to holders of record on or about the 10th day prior to such payment date. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will adjust the quarterly distribution for the period from the closing of this offering through June 30, 2010 based on the actual length of the period.

Series A Subordinated Units

PAA will initially own all of our Series A subordinated units. The principal difference between our common units and Series A subordinated units is that in any quarter during the subordination period, holders of the Series A subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Series A subordinated units will not accrue arrearages.

At any time on or after June 30, 2013, the subordination period will end on the first business day following the quarter in respect of which we have, for each of three consecutive, non-overlapping four quarter periods (i) generated from distributable cash flow at least $1.35 (the minimum quarterly distribution on an annualized basis) on the weighted average number of outstanding common units and Series A subordinated units, plus the corresponding distribution on our general partner’s 2.0% interest and (ii) paid from available cash at least $1.35 on all outstanding common units and Series A subordinated units on a fully diluted basis, plus the corresponding distribution on our general partner’s 2.0% interest. Additionally, at any time on or after June 30, 2011, if we have, for a period of four consecutive quarters (i) generated from distributable cash flow at least $0.5063 per quarter (150% of the minimum quarterly distribution, which is approximately $2.03 on an annualized basis) on the weighted average number of outstanding common units and Series A subordinated units, plus the corresponding distributions on our general partner’s 2.0% interest and the related distributions on the incentive distribution rights and (ii) paid from available cash at least $0.5063 per quarter (150% of the minimum quarterly distribution, which is approximately $2.03 on an annualized basis) on all outstanding common units and Series A subordinated units on a fully diluted basis, plus the corresponding distribution on our general partner’s 2.0% interest and the related distributions on the incentive distribution rights, the subordination period will end. When the subordination period ends, all of the Series A subordinated units will convert into an equal number of common units. Please read the “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

To the extent we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have available cash in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess available cash to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of Series A subordinated units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

Distributable cash flow will be determined by our general partner and is defined as: (i) net income; plus or minus, as applicable, (ii) any amounts necessary to offset the impact of any items included in net income that do not impact the amount of available cash; plus (iii) any acquisition-related expenses deducted from net income and associated with (a) successful acquisitions or (b) any other potential acquisitions that have not been abandoned; minus (iv) any acquisition related expenses covered by clause (iii)(b) immediately preceding that relate to (a) potential acquisitions that have since been abandoned or (b) potential acquisitions that have not been consummated within one year following the date such expense was incurred (except that if the potential acquisition is the subject of a pending purchase and sale agreement as of such one-year date, such one-year period of time shall be extended until the first to occur of the termination of such purchase and sale agreement or the first day following the closing of the acquisition contemplated by such purchase and sale agreement); and minus (v) maintenance capital expenditures. The types of items covered by clause (ii) above include (a) depreciation, depletion and amortization expense, (b) any gain or loss from the sale of assets not in the ordinary course of business, (c) any gain or loss as a result of a change in accounting principle, (d) any non-cash gains or items of income and any non-cash losses or expenses, including asset impairments, amortization of debt discounts, premiums or issue costs, mark-to-market activity associated with hedging and with non-cash revaluation and/or fair valuation of assets or liabilities and (e) earnings or losses from unconsolidated subsidiaries except to the extent of actual cash distributions received.

Series B Subordinated Units

The Series B subordinated units that will be outstanding upon the consummation of this offering are not entitled to cash distributions unless and until they convert to Series A subordinated units or common units. The Series B subordinated units are designed to compensate PAA for prior capital expenditures made by it to expand the working gas storage capacity at Pine Prairie and the future financial contribution expected to result from such investment. We currently do not expect any of the Series B subordinated units to convert to Series A subordinated units or common units before June 30, 2011. As a result, we would not expect any Series B subordinated units to receive any distributions for the twelve-month period ending June 30, 2011. We may, however, make acquisitions or take other actions that could cause Series B subordinated units to convert to Series A subordinated units during this period. In order for Series B Subordinated units to convert to Series A subordinated units, the following financial and operating conditions must be satisfied:

•	4,600,000 Series B subordinated units will convert into Series A subordinated units on a one-for-one basis if (a) the aggregate amount of working gas storage capacity at Pine Prairie that has been placed into service totals at least 29.6 Bcf, (b) we generate distributable cash flow for two consecutive quarters sufficient to pay a quarterly distribution of at least $0.36 per unit (representing an annualized distribution of $1.44 per unit) on the weighted average number of outstanding common units and Series A subordinated units and all of such Series B subordinated units and (c) we make a quarterly distribution of available cash of at least $0.36 per quarter for two consecutive quarters on all outstanding common units and Series A subordinated units and the corresponding distributions on our general partner’s 2.0% interest and the related distributions on the incentive distribution rights;

•	3,833,333 Series B subordinated units will convert into Series A subordinated units on a one-for-one basis if (a) the aggregate amount of working gas storage capacity at Pine Prairie that has been placed into service totals at least 35.6 Bcf, (b) we generate distributable cash flow for two consecutive quarters sufficient to pay a quarterly distribution of at least $0.3825 per unit (representing an annualized distribution of $1.53 per unit) on the weighted average number of outstanding common units and Series A subordinated units and all of such Series B subordinated units and, if any, the Series B subordinated units described in the prior bullet, and (c) we make a quarterly distribution of available cash of at least $0.3825 per quarter for two consecutive quarters on all outstanding common units and Series A subordinated units and the corresponding distributions on our general partner’s 2.0% interest and the related distributions on the incentive distribution rights; and

•	3,066,667 Series B subordinated units will convert into Series A subordinated units on a one-for-one basis if (a) the aggregate amount of working gas storage capacity at Pine Prairie that has been placed into service totals at least 41.6 Bcf, (b) we generate distributable cash flow for two consecutive quarters sufficient to pay a quarterly distribution of at least $0.4075 per unit (representing an annualized distribution of $1.63 per unit) on the weighted average number of outstanding common units and Series A subordinated units and all of such Series B subordinated units and, if any, the Series B subordinated units described in the prior two bullets, and (c) we make a quarterly distribution of available cash of at least $0.4075 per quarter for two consecutive quarters on all outstanding common units and Series A subordinated units and the corresponding distributions on our general partner’s 2.0% interest and the related distributions on the incentive distribution rights.

Our general partner will determine whether the in-service operational tests set forth above have been satisfied. To the extent that the operational tests described above are satisfied prior to or during the two-quarter period applicable to the financial tests described above, the holder of the Series B subordinated units subject to conversion will be entitled to receive the quarterly distribution payable with respect to the second quarter of such two-quarter period on an as-converted basis. In all other circumstances, where the operational tests are satisfied following the two-quarter period applicable to the financial tests, the holder of the Series B subordinated units subject to conversion will be entitled to receive any distribution payable following the satisfaction of such operational tests.

Following conversion of any Series B subordinated units into Series A subordinated units, such converted Series B subordinated units will further convert into common units (together with any other outstanding Series A subordinated units) to the extent that the tests for conversion of the Series A subordinated units are satisfied. In determining whether such conversion tests have been satisfied, the Series B subordinated units that have converted into Series A subordinated units will be treated as Series A subordinated units from and after the date of their conversion into Series A subordinated units.

If at the time the above operational and financial tests are satisfied, the subordination period has already ended and all outstanding Series A subordinated units have converted into common units, the Series B subordinated units will instead convert directly into common units on a one-for-one basis and participate in the quarterly distribution payable to common units.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our minimum quarterly distribution of $0.3375 per common unit and Series A subordinated unit each quarter for the twelve months ending June 30, 2011. In those sections, we present the following two tables:

•	“Unaudited Pro Forma Available Cash from Distributable Cash Flow,” in which we present the amount of available cash we would have had from distributable cash flow on a pro forma basis for our year ended December 31, 2009, as adjusted to give pro forma effect to the offering and the formation transactions as if the offering and such transactions had occurred on January 1, 2009; and

•	“Statement of Minimum Estimated Available Cash from Distributable Cash Flow,” in which we demonstrate our anticipated ability to generate the minimum estimated available cash from distributable cash flow necessary for us to pay the minimum quarterly distribution on all common units and Series A subordinated units for the twelve months ending June 30, 2011.

Unaudited Pro Forma Available Cash from Distributable Cash Flow for the Year Ended December 31, 2009

If we had completed the transactions contemplated in this prospectus on January 1, 2009, pro forma available cash from distributable cash flow generated for the year ended December 31, 2009 would have been approximately $35.2 million and would have enabled us to make an annualized distribution of approximately $1.11 (approximately 82.6% of the minimum quarterly distribution) on each of the common units and no distribution on the Series A subordinated units. These distributions are significantly less than the amounts that would have been required to pay the minimum quarterly distribution of $0.3375 per common unit and Series A subordinated unit per quarter ($1.35 per common unit and Series A subordinated unit on an annualized basis).

Unaudited pro forma available cash from distributable cash flow also includes incremental general and administrative expenses we will incur as a result of being a publicly traded limited partnership, including costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, Sarbanes-Oxley compliance, New York Stock Exchange listing, investor relations activities, registrar and transfer agent fees, director and officer liability insurance costs and director compensation. We expect our incremental general and administrative expenses associated with being a publicly traded limited partnership to total approximately $2.6 million per year. Such incremental general and administrative expenses are not reflected in our historical consolidated financial statements or our unaudited pro forma condensed combined financial statements.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2009, the amount of our available cash from distributable cash flow, assuming that this offering had been consummated at the beginning of such period. Each of the pro forma adjustments presented below is explained in the footnotes to such adjustments.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, cash available to pay distributions is primarily a cash accounting concept, while our historical consolidated financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma available cash from distributable cash flow only as a general indication of the amount of available cash from distributable cash flow that we might have generated had we been formed in earlier periods.

PAA Natural Gas Storage, L.P.

Unaudited Pro Forma Available Cash from Distributable Cash Flow

	Year Ended
	December 31, 2009
	(in millions, except
	per unit data)

Pro forma net income(1)	$24.0
Add:
Interest expense, net of capitalized interest(1)(2)	0.8
Income tax expense(1)(2)(3)	0.5
Depreciation, depletion and amortization(1)(2)(4)	12.2
Equity compensation expense(1)(2)(5)	1.8
Mark-to-market on open derivative positions(1)(2)(6)	0.4

Pro forma Adjusted EBITDA(7)	$39.7

Adjusted for:
Incremental general and administrative expense of being a public company(8)	(2.6)
Pro forma net cash paid for interest expense(9)(10)	(0.8)
Cash paid for equity compensation	(0.4)
Acquisition related cost(11)	—
Expansion capital expenditures(12)	79.0
Borrowings to fund expansion capital expenditures(12)	(79.0)
Maintenance capital expenditures(13)	(0.7)

Pro forma available cash from distributable cash flow	$35.2

Pro forma cash distributions
Distributions on publicly held common units(14)	$13.5
Distributions on common units held by PAA(14)	29.1
Distributions on Series A subordinated units held by PAA(14)	18.8
Distributions on 2.0% general partner interest held by PAA(14)	1.3
Total distributions	62.7

Excess/(Shortfall)	$(27.5)

Percent of minimum quarterly distributions payable to common unitholders	82.6%
Percent of minimum quarterly distributions payable to Series A subordinated unitholders	0%
Interest coverage ratio(15)	49.6	x
Leverage ratio(15)	5.0	x

(1)	Reflects our pro forma operating results for the year ended December 31, 2009, derived from our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The pro forma adjustments have been prepared as if the PAA Ownership Transaction, this offering and the anticipated borrowings under our credit facility had taken place on January 1, 2009.

(2)	Reflects adjustments necessary to reconcile net income to pro forma Adjusted EBITDA.

(3)	Reflects primarily Michigan state income tax.

(4)	Reflects one year of amortization expense associated with approximately $2.4 million of debt issue costs which we incurred in connection with our new three-year revolving credit facility. In accordance with our accounting policies, we reflect amortization of debt issue costs as a component of depreciation, depletion and amortization expense.

(5)	Represents expense associated with grants under PAA’s long-term incentive plans to employees that are dedicated to our operations.

(6)	Cash settlements of derivative activity are generally reflected in our distributable cash flow in the period during which settlement occurs. With respect to any particular derivative, to the extent there are any timing differences between cash settlements and associated amounts reflected as a component of net income for the period, we reflect such timing differences as a reconciling item between net income and distributable cash flow for the period. Cash settlements on open derivative positions at December 31, 2009 were not material for the year ended December 31, 2009.

(7)	We define Adjusted EBITDA as earnings before interest expense, taxes, depreciation, depletion and amortization, equity compensation plan charges, gains and losses from derivative activities and selected items that are generally unusual or non-recurring. Because Adjusted EBITDA excludes some, but not all, items that affect net income and may be defined differently by other companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Please see “Summary — Non-GAAP and Segment Financial Measures.”

(8)	Reflects an adjustment to our Adjusted EBITDA for an estimated incremental cash expense associated with being a publicly traded limited partnership, including costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, Sarbanes-Oxley compliance, New York Stock Exchange listing, investor relations activities, registrar and transfer agent fees, director and officer liability insurance costs and director compensation.

(9)	Cash paid for capitalized interest is treated as an “expansion capital expenditure” for purposes of our determination of distributable cash flow. On a pro forma basis, cash paid to settle capitalized interest during the year ended December 31, 2009 was approximately $7.5 million and is included as a component of “Expansion capital expenditures.”

(10)	In connection with this offering, we entered into a new $400 million credit agreement under which we expect to incur approximately $200 million of borrowings upon the closing of this offering. The pro forma cash interest expense is based on $200 million of historical borrowings at an assumed rate based on a forecast of LIBOR rates during the period plus the margin and associated commitment fees under our new credit facility, net of capitalized interest, with the remainder of historical borrowings financed with equity proceeds from this offering.

(11)	In our determination of distributable cash flow, we adjust net income to add back acquisition-related expenses associated with (a) successful acquisitions or (b) any other potential acquisitions that have not been abandoned. Such expenses primarily include costs which are required to be expensed in accordance with applicable accounting guidance. We did not incur any such costs in the year ended December 31, 2009 that met the criteria for adjustment in our determination of distributable cash flow. During the year ended December 31, 2009, we did not incur any acquisition-related expenses other than those required to be expensed.

(12)	Expansion capital expenditures are made to acquire additional assets to grow our business, to expand and upgrade our systems and facilities and to construct or acquire similar systems or facilities. During the year ended December 31, 2009 on a pro forma basis, we made expansion capital expenditures of approximately $79.0 million. Pro forma expansion capital expenditures of $79.0 million were determined by adjusting actual expansion capital expenditures for 2009 of $90.0 million to remove historical capitalized interest for 2009 of approximately $15.6 million and historical 2009 accrued expansion capital expenditures of approximately $2.9 million and reflect pro forma capitalized interest of approximately $7.5 million. Because we expect that in the future expansion capital expenditures will primarily be funded through borrowings or the sale of debt or equity securities, we have assumed additional borrowings to offset our expansion capital expenditures for purposes of calculating our pro forma cash available for distribution.

(13)	Maintenance capital expenditures are cash capital expenditures made for the purpose of maintaining or replacing the operating capacity, service capability and/or functionality of our existing assets. Examples of maintenance capital expenditures include capital expenditures associated with maintaining the storage capacity of our facilities as well as ongoing maintenance or replacement costs for the various injection, withdrawal and related equipment costs associated with those facilities, to replace expected reductions in our storage, injection or withdrawal capacities (which we refer to as operating capacity).

(14)	The table below sets forth the assumed number of outstanding common units and Series A subordinated units upon the closing of this offering and the expiration of the option period, and the estimated per common unit and Series A subordinated unit and aggregate distribution amounts payable on our common units and Series A subordinated units, as well as the aggregate distribution amount payable on the 2.0% general partner interest for four quarters at our initial distribution rate of $0.3375 per common unit per quarter ($1.35 per common unit on an annualized basis).

	Number of	Distributions for Four Quarters
	Units	Per Unit	Aggregate

Pro forma distributions on publicly-held common units	10,000,000	$1.35	$13,500,000
Pro forma distributions on common units held by PAA(a)	21,584,529	$1.35	29,139,114
Pro forma distributions on Series A subordinated units held by PAA	13,934,351	$1.35	18,811,374
Pro forma distributions on 2.0% general partner interest	—	—	1,254,092

Total	45,518,880	$1.35	$62,704,580

(a)	The number of common units held by PAA includes 1,500,000 common units subject to the underwriters’ option to purchase additional common units. If and to the extent this option is exercised, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public instead of PAA and the remainder, if any, will be issued to PAA at the expiration of the underwriters’ option period.

The Series B subordinated units that will be outstanding upon the consummation of this offering are not entitled to cash distributions unless and until they convert to Series A subordinated units or common units. Please read “ — Series B Subordinated Units” above.

(15)	The interest coverage ratio and leverage ratio are based on the pro forma results for the period ended December 31, 2009. At December 31, 2009, we were not subject to any financial covenants under the funding arrangement and note payable to PAA. However, our new credit agreement contains financial covenants requiring us to maintain:

•	a minimum consolidated interest coverage ratio (the ratio of our consolidated EBITDA to our consolidated interest charges, which is net of capitalized interest, in each case as such terms are defined in our credit agreement) of not less than 3.0 to 1.0, determined as of the last day of each quarter for the four-quarter period ending on the date of determination; and

•	a maximum consolidated leverage ratio (the ratio of our consolidated funded indebtedness to our consolidated EBITDA, in each case as such terms are defined in our credit agreement) of not more than 4.75 to 1.0 (or, on a temporary basis for not more than three consecutive quarters following the consummation of certain acquisitions, not more than 5.5 to 1.0).

Minimum Estimated Available Cash from Distributable Cash Flow for the Twelve Months Ending June 30, 2011

In order to fund distributions to our unitholders at our initial minimum quarterly distribution of $0.3375 per common unit and Series A subordinated unit for the twelve months ending June 30, 2011, our minimum estimated available cash from distributable cash flow for the twelve months ending June 30, 2011 must be at least $62.7 million. This minimum estimated available cash from distributable cash flow should not be viewed as management’s projection of the actual amount of available cash from distributable cash flow that we will generate during the twelve month period ending June 30, 2011. We believe that we will be able to generate this minimum estimated available cash from distributable cash flow based on the assumptions discussed in “— Assumptions and Considerations” below.

We can give you no assurance, however, that we will generate the minimum estimated available cash from distributable cash flow. There will likely be differences between our minimum estimated available cash from distributable cash flow and our actual results and those differences could be material. If we fail to generate the minimum estimated available cash from distributable cash flow, we may not be able to pay the minimum quarterly distribution on our common units.

Management has prepared the minimum estimated available cash from distributable cash flow and related assumptions set forth below to substantiate our belief that we will have sufficient available cash from distributable cash flow to pay the minimum quarterly distribution to all our common unitholders and Series A unitholders for the twelve months ending June 30, 2011. This forecast is a forward-looking statement and should be read together with the historical financial statements and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The accompanying prospective financial information was not prepared with a view toward complying with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate the minimum estimated available cash from distributable cash flow necessary for us to pay the minimum quarterly distribution to all common unitholders and Series A subordinated unitholders for the twelve months ending June 30, 2011. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this registration statement has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this registration statement relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those which would enable us to generate the minimum estimated available cash from distributable cash flow.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

PAA Natural Gas Storage, L.P.
Unaudited Minimum Estimated Available Cash from Distributable Cash Flow

Twelve Months Ending
June 30, 2011
(in millions, except
per unit data)

Firm storage services	$103.5
Hub services	16.0
Other	2.9

Total revenue	122.4
Storage related costs	17.7
Operating costs (except those shown below)	9.2
Fuel expense	10.8
General and administrative expenses	13.7
Depreciation, depletion and amortization(1)	15.1

Total costs and expenses	66.5
Operating income	55.9
Interest expense, net of capitalized interest	4.5
Income tax expense(2)	—

Net income	$51.4
Add:
Depreciation, depletion and amortization	15.1
Interest expense, net of capitalized interest	4.5
Equity compensation expense(3)	1.6
Income tax expense(2)	—
Adjusted EBITDA(4)	72.6
Less:
Equity compensation expense — cash(3)	0.6
Interest expense, net of capitalized interest(5)	4.5
Maintenance capital expenditures	0.4
Expansion capital expenditures	80.0
Income tax expense — cash(2)	—
Mark to market on open derivatives positions(6)	—
Add:
Borrowings to fund expansion capital expenditures	80.0
Acquisition costs(7)	—
Estimated distributable cash flow	67.1
Less:
Cash reserves	4.4

Minimum estimated available cash from distributable cash flow	$62.7

Per unit minimum annual distribution	$1.35

Annual distributions to:
Publicly held common units	$13.5
Common units held by PAA	29.1
Series A subordinated units held by PAA	18.8
2.0% general partner interest held by PAA	1.3

Total minimum annual cash distributions	$62.7

Interest coverage ratio(8)	16.1x
Leverage ratio(8)	3.9x

(1)	Includes approximately $0.8 million associated with amortization of debt issue costs on our new revolving credit facility.

(2)	Michigan state income tax is an apportionment tax and, based on the size of our operations at Pine Prairie, such amounts are expected to be immaterial in the forecast period.

(3)	Reflects our estimate of expense associated with grants under our and PAA’s long-term incentive plans.

(4)	We define Adjusted EBITDA as earnings before interest expense, taxes, depreciation, depletion and amortization, equity compensation plan charges, gains and losses from derivative activities and selected items that are generally unusual or non-recurring. Because Adjusted EBITDA excludes some, but not all, items that affect net income and may be defined differently by other companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Please see “Summary — Summary Historical Financial and Operating Data — Non-GAAP and Segment Financial Measures.”

(5)	Cash paid for capitalized interest is treated as an “expansion capital expenditure” for purposes of our determination of distributable cash flow. Estimated cash paid to settle capitalized interest during the twelve months ended June 30, 2011 is approximately $6.0 million and is included as a component of “Expansion capital expenditures.”

(6)	For purposes of estimated available cash from distributable cash flow for the period, we did not project the potential impact of any derivative financial instruments to our forecasted operating results for the period as we do not believe such activity is reasonably estimable.

(7)	In our determination of distributable cash flow, we adjust net income to add back acquisition-related expenses associated with (i) successful acquisitions or (ii) any other potential acquisitions that have not been abandoned. Such expenses primarily include costs which are required to be expensed in accordance with applicable accounting guidelines. We do not project any such costs in the twelve months ending June 30, 2011 that meet the criteria for adjustment in our determination of distributable cash flow. During the twelve months ending June 30, 2011, we do not project any acquisition-related expenses other than those required to be expensed.

(8)	Our credit agreement contains certain customary covenants limiting our ability to (i) make distributions of available cash to unitholders if any default or event of default (as defined in the credit agreement) exists or would result therefrom, (ii) incur additional indebtedness, (iii) grant or permit to exist liens or enter into certain restricted contracts, (iv) engage in transactions with affiliates, (v) make any material change to the nature of our business, (vi) make a disposition of all or substantially all of our assets or (vii) enter into a merger, consolidate, liquidate, wind up or dissolve.

In addition, our credit agreement contains financial covenants requiring us to maintain:

•	a minimum consolidated interest coverage ratio (the ratio of our consolidated EBITDA to our consolidated interest charges, which is net of capitalized interest, in each case as such terms are defined in our credit agreement) of not less than 3.0 to 1.0, determined as of the last day of each quarter for the four-quarter period ending on the date of determination; and

•	a maximum consolidated leverage ratio (the ratio of our consolidated funded indebtedness to our consolidated EBITDA, in each case as such terms are defined in our credit agreement) of not more than 4.75 to 1.0 (or, on a temporary basis for not more than three consecutive quarters following the consummation of certain acquisitions, not more than 5.5 to 1.0).

If an event of default exists under our credit agreement, the lenders will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies.

Assumptions and Considerations

We believe our minimum estimated available cash from distributable cash flow for the twelve months ending June 30, 2011 will not be less than $62.7 million. This amount of estimated minimum available cash from distributable cash flow is approximately $27.5 million, or approximately 78.1%, more than the unaudited pro forma available cash from distributable cash flow for the year ended December 31, 2009. The December 31, 2009 financial information used in the pro forma table is derived by combining the Predecessor period ended September 2, 2009 with the Successor period ended December 31, 2009 from our historical financial statements. This significant increase in available cash from distributable cash flow is primarily attributable to additional storage capacity at Pine Prairie as described in detail below. Our estimates do not assume any incremental revenue, expenses or other costs associated with potential acquisitions, but do include appropriate start-up levels of incremental net margin contributions associated with our expected establishment of a commercial marketing group during 2010. We believe that the estimates, assumptions and considerations incorporated into the minimum estimated available cash from distributable cash flow are reasonable, and include the following:

Operating Revenue

•	We estimate that we will generate $122 million in revenues for the twelve months ending June 30, 2011, as follows:

•	Revenues from Firm Storage. We estimate that approximately 85%, or approximately $104 million, of our total revenue will be generated from firm storage services. This compares to approximately 92%, or approximately $67 million, of our total revenues that were generated from firm storage revenues during the 12 month period ended December 31, 2009. Furthermore, we have assumed that:

(i)	Approximately 75% of our total revenue will be generated from firm storage services provided under contracts in existence as of April 1, 2010, which cover approximately 52 Bcf of our approximate 54.5 Bcf of total owned and leased working gas capacity as of April 1, 2010, including the 10 Bcf of additional capacity we expect to place into service during the second quarter of 2010; and

(ii)	Approximately 10% of our total revenue will be generated from firm storage services provided under contracts entered into after April 1, 2010 that will cover (a) the remaining 2.5 Bcf of our approximate 54.5 Bcf of total owned and leased working gas capacity as of April 1, 2010, (b) the 8 Bcf of additional working gas capacity we expect to place into service during the second quarter of 2011 and (c) renewals of existing firm storage contracts covering approximately 11 Bcf of working gas capacity at our Bluewater facility, the terms of which expire on March 31, 2011. With respect to such contracts to be entered into after April 1, 2010, we have assumed we will earn storage rates on such capacity that are consistent with our rates for new contracts entered into over the last 18 months.

•	Revenues from Hub Services. We estimate that approximately 13%, or approximately $16 million, of our total revenues will be generated from hub services, which includes non-seasonal parks and loans, wheeling and balancing services and interruptible storage services. This compares to approximately 7%, or approximately $5 million, of revenues from hub services generated during the twelve-month period ended December 31, 2009. Our estimate with respect to the level of hub services revenues for the forecast period incorporates assumptions with respect to increased natural gas flows and related hub service opportunities at Pine Prairie associated with (i) an approximate 115% increase relative to our weighted average storage capacity during 2009, (ii) increased flexibility provided both by an approximate 50% increase in compression capacity and an approximate 115% increase in base gas relative to the 2009 period, (iii) a continuation of volatility related to market conditions and weather consistent with those experienced over the last five years and (iv) the establishment of a commercial marketing group during 2010.

•	Other Revenues. We estimate that approximately 2%, or approximately $2.9 million, of our total revenues will be generated from the sale of crude oil and other liquid hydrocarbons produced in conjunction with the operation of our Bluewater facility. This compares to approximately 1%, or approximately $0.9 million, of other revenues generated during the twelve-month period ended December 31, 2009. Fuel related revenue for both firm and hub services is based on an average natural gas price of $5.32 per mcf, which approximates the average price quoted on NYMEX in late March 2010 for the twelve months ended June 30, 2011. No gains or losses were assumed with respect to the sale of excess fuel collections.

•	Incremental storage capacity additions related to our ongoing expansion at Pine Prairie constitute the primary driver for the approximate $48 million increase in estimated firm storage and hub services revenues, as:

•	our second cavern began generating revenue on April 1, 2009, and thus revenue associated with the added 9 Bcf of incremental storage capacity is only included for nine months of the twelve-month period ended December 31, 2009;

•	our third cavern began generating revenue on April 1, 2010 and will be placed into full service during the second quarter of 2010, providing an expected 10 Bcf of incremental storage capacity for the entire twelve-month period ending June 30, 2011; and

•	our fourth cavern is expected to begin generating revenue on April 1, 2011 and be placed into full service during the second quarter of 2011, providing an expected 8 Bcf of incremental storage capacity for the final three months of the twelve-month period ending June 30, 2011.

As a result of these expansions, our weighted average working gas capacity at Pine Prairie will increase from approximately 12 Bcf for the twelve-month period ended December 31, 2009 to approximately 26 Bcf for the twelve-month period ending June 30, 2011.

Our Expenses

•	We estimate that operating, fuel and leased storage costs and transportation expenses will be $37.7 million for the twelve months ending June 30, 2011, as compared to $26.3 million for the year ended December 31, 2009. This increase is generally attributable to costs associated with the incremental storage capacity related to the ongoing expansion at our Pine Prairie facility. We do not expect our operating expenses to increase proportionately with our capacity additions, both because these additions do not require significant additions of operating employees and because the revenues associated with the additions have the benefit of the tax exemption we have obtained at Pine Prairie. See “Business — Title to Properties and Rights-of-way.”

•	We estimate that our total general and administrative expense will be $13.7 million for the twelve months ended June 30, 2011, as compared to $7.6 million for the year ended December 31, 2009. This projected increase includes additional personnel and related costs associated with our preparation to become a publicly traded limited partnership, an increased level of acquisition activity and approximately $2.6 million of incremental external costs we expect to begin incurring upon becoming a publicly traded limited partnership. These general and administrative expenses include corporate general and administrative expense to be allocated from PAA. Such general and administrative expense reflects twelve months of increased allocations from PAA consistent with historical allocations subsequent to the PAA Ownership Transaction. The joint venture agreement in place with Vulcan Capital prior to the PAA Ownership Transaction did not permit PAA to charge us for executive officer expenses.

•	We have not included any amounts related to the Michigan state income tax applicable to our operations in the twelve months ending June 30, 2011. This tax is an apportionment tax and, because of the size of our operations at Pine Prairie, is expected to be immaterial in the forecast period.

Our Capital Expenditures

•	We estimate that our maintenance capital expenditures will be approximately $0.4 million for the twelve months ending June 30, 2011, as compared to $0.7 million for the year ended December 31, 2009. Our maintenance capital expenditures are not significant in the forecast period because our storage facilities and related equipment are relatively new. We would expect maintenance capital expenditures to increase periodically as we undertake scheduled maintenance on our caverns and related equipment. While these periodic costs may increase our maintenance capital expenditures from time to time, we do not expect these increases to materially impact our operating results or distributable cash flow.

•	We estimate that our expansion capital expenditures, which include the purchase of base gas and capitalized interest, will be approximately $80 million for the twelve months ending June 30, 2011, as compared to $90 million for the year ended December 31, 2009. The substantial majority of this capital is attributable to the capacity additions at our Pine Prairie facility.

Our Financing

•	We estimate that at the closing of this offering we will borrow $200 million in revolving debt under our new $400 million credit facility. We estimate that the borrowings will bear interest at a weighted average rate of 4%. This rate is based on a forecast of LIBOR rates during the period plus the margin and associated commitment fees under our new credit facility. In addition, we have assumed that we will fund our expansion capital expenditures for the twelve months ended June 30, 2011 by borrowing an additional $80 million under our new credit facility.

•	Our aggregate interest expense is forecast to be $4.5 million, net of $6.0 million in capitalized interest.

Our Regulatory, Industry and Economic Factors

•	Our estimate incorporates assumptions that (i) there will not be any new federal, state or local regulations or any new interpretations of existing regulations, that would materially impact our or our customers’ operations, and (ii) there will not be any major adverse economic changes in the portions of the energy industry in which we operate, or in general economic conditions, that would be materially adverse to our business during the twelve months ending June 30, 2011.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General.  Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2010, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through June 30, 2010.

Definition of Available Cash.  Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

•	less, the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters;

•	plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from borrowings, including working capital borrowings, made after the end of the quarter.

Working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners. In addition, all such borrowings are required to be reduced to zero within twelve months of incurrence for an economically meaningful period of time from sources other than working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution.  We intend to distribute to the holders of common units and Series A subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.3375 per unit, or $1.35 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

General Partner Interest and Incentive Distribution Rights.  Initially, our general partner will be entitled to 2.0% of all quarterly distributions that we make after inception and prior to our liquidation. The general partner interest will be represented by a 2.0% general partner interest. The 2.0% general partner interest is not deemed outstanding for purposes of voting and such interest represents a non-voting general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. Our general partner’s initial 2.0% interest in our distributions may be reduced if we issue additional limited partner units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from distributable cash flow in excess of approximately $2.03 per common unit and Series A subordinated unit per quarter. The maximum distribution of 50.0% includes distributions paid to our general partner on its 2.0% general partner interest and assumes that our general partner maintains its general partner interest at 2.0%. The maximum distribution of 50.0% does not include any distributions that our general partner may receive on limited partner units that it owns.

Distributable Cash Flow and Capital Surplus

General.  All cash distributed to unitholders will be characterized as either “distributable cash flow” or “capital surplus.” Our partnership agreement requires that we distribute available cash from distributable cash flow differently than available cash from capital surplus.

Distributable Cash Flow.  Distributable cash flow will be determined by our general partner and is defined as: (i) net income; plus or minus, as applicable, (ii) any amounts necessary to offset the impact of any items included in net income that do not impact the amount of available cash; plus (iii) any acquisition-related expenses deducted from net income and associated with (a) successful acquisitions or (b) any other potential acquisitions that have not been abandoned; minus (iv) any acquisition related expenses covered by clause (iii)(b) immediately preceding that relate to (a) potential acquisitions that have since been abandoned or (b) potential acquisitions that have not been consummated within one year following the date such expense was incurred (except that if the potential acquisition is the subject of a pending purchase and sale agreement as of such one-year date, such one-year period of time shall be extended until the first to occur of the termination of such purchase and sale agreement or the first day following the closing of the acquisition contemplated by such purchase and sale agreement); and minus (v) maintenance capital expenditures. The types of items covered by clause (ii) above include (a) depreciation, depletion and amortization expense, (b) any gain or loss from the sale of assets not in the ordinary course of business, (c) any gain or loss as a result of a change in accounting principle, (d) any non-cash gains or items of income and any non-cash losses or expenses, including asset impairments, amortization of debt discounts, premiums or issue costs, mark-to-market activity associated with hedging and with non-cash revaluation and/or fair valuation of assets or liabilities and (e) earnings or losses from unconsolidated subsidiaries except to the extent of actual cash distributions received.

As described above, distributable cash flow does not reflect actual cash on hand that is available for distribution to our unitholders. Our definition of distributable cash flow is generally designed and intended to adjust net income (as determined in accordance with generally accepted accounting principles) for items that do not impact the amount of available cash we have available for distribution to our unitholders but may be required to be reflected in net income by applicable accounting rules and regulations.

Characterization of Cash Distributions.  Our partnership agreement requires that we treat all available cash distributed as coming from distributable cash flow until the sum of all available cash distributed since the closing of this offering equals the distributable cash flow as of the most recent date of determination of available cash. Our partnership agreement requires that we treat any amount distributed in excess of distributable cash flow, regardless of its source, as capital surplus. However, our partnership agreement includes a provision that will enable us, if we choose, to distribute up to $40 million of cash we receive in the future from sources other than distributable cash flow, such as asset sales, issuances of securities and borrowings, without being required to classify such distribution as a distribution from capital surplus under our partnership agreement. We do not anticipate that we will make any distributions from capital surplus.

Maintenance Capital Expenditures

For purposes of determining distributable cash flow, maintenance capital expenditures are cash capital expenditures made for the purpose of maintaining or replacing the operating capacity, service capability, and/or functionality of our existing assets. Examples of maintenance capital expenditures include capital expenditures associated with maintaining the storage capacity of our facilities as well as ongoing maintenance or replacement costs for the various injection, withdrawal and related equipment associated with those facilities, and capital expenditures to replace expected reductions in our storage, injection or withdrawal capacities (which we refer to as operating capacity).

Subordination Period

General.  Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from distributable cash flow each quarter in an amount equal to $0.3375 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from distributable cash flow may be made on the Series A subordinated units. These Series A subordinated units are deemed “subordinated” because for a period of time, referred to as the subordination period, the Series A subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the Series A subordinated units. The practical effect of the Series A subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units. The Series B subordinated units will not be entitled to receive any distributions until they are converted to either Series A subordinated units or common units, at which time they will be treated as other Series A subordinated units or common units, as applicable, are treated.

Series A Subordinated Units and Subordination Period.  PAA will initially own all of our Series A subordinated units. At any time on or after June 30, 2013, the subordination period will end on the first business day following the quarter in respect of which each of the following tests are met:

•	distributions of available cash from distributable cash flow on all outstanding common units, Series A subordinated units and the general partner interest equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the distributable cash flow generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on the weighted average number of outstanding common units and Series A subordinated units on a fully diluted basis, plus the corresponding distributions on our general partner’s 2.0% interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period.  Notwithstanding the foregoing, at any time on or after June 30, 2011, the subordination period will end on the first business day following the quarter in respect of which each of the following tests are met:

•	distributions of available cash from distributable cash flow equaled or exceeded approximately $0.5063 per quarter (150% of the minimum quarterly distribution, which is approximately $2.03 on an annualized basis) on all outstanding common units and Series A subordinated units, plus the corresponding distribution on our general partner’s 2.0% interest and the related distributions on the incentive distribution rights for each calendar quarter in the immediately preceding four-quarter period;

•	the distributable cash flow generated during each calendar quarter in the immediately preceding four-quarter period equaled or exceeded the sum of approximately $0.5063 (150% of the minimum quarterly distribution) on the weighted average number of outstanding common units and Series A subordinated units on a fully diluted basis, plus the corresponding distribution on our general partner’s 2.0% interest during that period and the related distributions on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration of the Subordination Period.  When the subordination period ends, each outstanding Series A subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. Any Series B subordinated units that become eligible for conversion after the end of the subordination period will convert to common units an a one-for-one basis and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and no units held by our general partner and its affiliates are voted in favor of such removal:

•	the subordination period will end and each Series A subordinated unit will immediately convert into one common unit;

•	each Series B subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Series B Subordinated Units.  PAA will initially own all of the Series B subordinated units. The Series B subordinated units will not be entitled to participate in our quarterly distributions until they convert into Series A subordinated units or common units.

The Series B subordinated units are designed to compensate PAA for prior capital expenditures made by it to expand the working gas storage capacity at Pine Prairie and the future financial contribution expected to result from such investment. As of the closing of this offering, we expect to have approximately 24 Bcf of working gas storage capacity at Pine Prairie, including approximately 10 Bcf of new capacity that is substantially complete and that we currently expect to place into service during the second quarter of 2010. The Series B subordinated units will convert into Series A subordinated units upon satisfaction of the following operational and financial conditions:

•	4,600,000 Series B subordinated units will convert into Series A subordinated units on a one-for-one basis if (a) the aggregate amount of working gas storage capacity at Pine Prairie that has been placed into service totals at least 29.6 Bcf, (b) we generate distributable cash flow for two consecutive quarters sufficient to pay a quarterly distribution of at least $0.36 per unit (representing an annualized distribution of $1.44 per unit) on the weighted average number of outstanding common units and Series A subordinated units and all of such Series B subordinated units and (c) we make a quarterly distribution of available cash of at least $0.36 per quarter for two consecutive quarters on all outstanding common units and Series A subordinated units and the corresponding distributions on our general partner’s 2.0% interest and the related distributions on the incentive distribution rights;

•	3,833,333 Series B subordinated units will convert into Series A subordinated units on a one-for-one basis if (a) the aggregate amount of working gas storage capacity at Pine Prairie that has been placed into service totals at least 35.6 Bcf, (b) we generate distributable cash flow for two consecutive quarters sufficient to pay a quarterly distribution of at least $0.3825 per unit (representing an annualized distribution of $1.53 per unit) on the weighted average number of outstanding common units and Series A subordinated units and all of such Series B subordinated units and, if any, the Series B subordinated units described in the prior bullet, and (c) we make a quarterly distribution of available cash of at least $0.3825 per quarter for two consecutive quarters on all of outstanding common units and Series A subordinated units and the corresponding distributions on our general partner’s 2.0% interest and the related distributions on the incentive distribution rights; and

•	3,066,667 Series B subordinated units will convert into Series A subordinated units on a one-for-one basis if (a) the aggregate amount of working gas storage capacity at Pine Prairie that has been placed into service totals at least 41.6 Bcf, (b) we generate distributable cash flow for two consecutive quarters sufficient to pay a quarterly distribution of at least $0.4075 per unit (representing an annualized distribution of $1.63 per unit) on the weighted average number of outstanding common units and Series A subordinated units and all of such Series B subordinated units and, if any, the Series B subordinated units described in the prior two bullets, and (c) we make a quarterly distribution of available cash of at least $0.4075 per quarter for two consecutive quarters on all outstanding common units and Series A subordinated units and the corresponding distributions on our general partner’s 2.0% interest and the related distributions on the incentive distribution rights.

Our general partner will determine whether the in-service operational tests set forth above have been satisfied. To the extent that the operational tests described above are satisfied prior to or during the two-quarter period applicable to the financial tests described above, the holder of the Series B subordinated units subject to conversion will be entitled to receive the quarterly distribution payable with respect to the second quarter of such two-quarter period on an as-converted basis. In all other circumstances, where the operational tests are satisfied following the two-quarter period applicable to the financial tests, the holder of the Series B subordinated units subject to conversion will be entitled to receive any distribution payable following the satisfaction of such operational tests.

Any Series B subordinated units that remain outstanding as of December 31, 2018 will automatically be cancelled.

Following conversion of any Series B subordinated units into Series A subordinated units, such converted Series B subordinated units will further convert into common units (together with any other outstanding Series A subordinated units) to the extent that the tests for conversion of the Series A subordinated units are satisfied. In determining whether such conversion tests have been satisfied, the Series B subordinated units that have converted into Series A subordinated units will be treated as Series A subordinated units from and after the date of their conversion into Series A subordinated units.

If at the time the above financial tests are satisfied, the subordination period has already ended and all outstanding Series A subordinated units have converted into common units, the Series B subordinated units will instead convert directly into common units on a one-for-one basis and participate in the quarterly distribution payable to common units.

Distributions of Available Cash from Distributable Cash Flow During the Subordination Period

Our partnership agreement requires that we make distributions of available cash from distributable cash flow for any quarter during the subordination period in the following manner:

•	first, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98.0% to the Series A subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each Series A subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash From Distributable Cash Flow After the Subordination Period

Our partnership agreement requires that we make distributions of available cash from distributable cash flow for any quarter after the subordination period in the following manner:

•	first, 98.0% to all common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive distribution rights represent the right to receive an increasing percentage (13.0%, 23.0% and 48.0%) of quarterly distributions of available cash from distributable cash flow after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following discussion assumes that our general partner maintains its 2.0% general partner interest, that there are no arrearages on common units and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from distributable cash flow to the common unitholders and Series A subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from distributable cash flow on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, our partnership agreement requires that we distribute any additional available cash from distributable cash flow for that quarter among the unitholders and the general partner in the following manner:

•	first, 85.0% to all common unitholders and Series A subordinated unitholders, pro rata, and 15.0% to our general partner, until each such unitholder receives a total of approximately $0.37125 per unit for that quarter (the “first target distribution”);

•	second, 75.0% to all common unitholders and Series A subordinated unitholders, pro rata, and 25.0% to our general partner, until each such unitholder receives a total of approximately $0.50625 per unit for that quarter (the “second target distribution”); and

•	thereafter, 50.0% to all common unitholders and Series A subordinated unitholders, pro rata, and 50.0% to our general partner.

Percentage Allocations of Available Cash From Distributable Cash Flow

The following table illustrates the percentage allocations of available cash from distributable cash flow between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from distributable cash flow we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution per Common Unit and Series A Subordinated Unit.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2.0% general partner interest, assume our general partner has contributed any additional capital to maintain its

2.0% general partner interest and has not transferred its incentive distribution rights and there are no arrearages on common units.

	Total Quarterly Distribution		Marginal Percentage
	per Common Unit and		Interest in Distributions
	Series A Subordinated Unit		Unitholders	General Partner

Minimum Quarterly Distribution		$0.3375	98.0%	2.0%
First Target Distribution	above $	0.3375 up to $0.37125	85.0%	15.0%
Second Target Distribution	above $	0.37125 up to $0.50625	75.0%	25.0%
Thereafter	above $	0.50625	50.0%	50.0%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount, and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount, and the target distribution levels upon which the incentive distributions payable to our general partner are based, may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no Series A subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. Our general partner will have the right to reset the minimum quarterly distribution whether or not any Series B subordinated units remain outstanding. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per common unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period. In addition, our general partner will be issued a general partner interest necessary to maintain our general partner’s interest in us immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the amount of cash distributed per common unit during each of these two quarters.

Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from distributable cash flow for each quarter thereafter as follows:

•	first, 98.0% to all common unitholders, pro rata, and 2.0% to our general partner, until each such unitholder receives an amount per unit equal to the reset minimum quarterly distribution for that quarter;

•	second, 85.0% to all common unitholders, pro rata, and 15.0% to our general partner, until each such unitholder receives an amount per unit equal to 110% of the reset minimum quarterly distribution for the quarter;

•	third, 75.0% to all common unitholders, pro rata, and 25.0% to our general partner, until each such unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to our general partner.

The following table illustrates the percentage allocation of available cash from distributable cash flow between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.60.

				Quarterly Distribution per
	Quarterly Distribution	Marginal Percentage Interest		Common Unit
	per Common Unit	in Distribution		Following
	Prior to Reset	Unitholders	General Partner	Hypothetical Reset

Minimum Quarterly Distribution	$0.3375	98.0%	2.0%	$0.60(1)
First Target Distribution	above $0.3375 up to $0.37125	85.0%	15.0%	above $0.60(1) up to $0.66(2)
Second Target Distribution	above $0.37125 up to $0.50625	75.0%	25.0%	above $0.66(2) up to $0.90(3)
Thereafter	above $0.50625	50.0%	50.0%	above $0.90(3)

(1)	This amount is equal to the hypothetical reset minimum quarterly distribution.

(2)	This amount is 110% of the hypothetical reset minimum quarterly distribution.

(3)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from distributable cash flow that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, or IDRs, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 57,018,880 common units outstanding, our general partner has maintained its 2.0% general partner interest, and the average distribution to each common unit would be $0.60 for the two quarters prior to the reset.

			Cash Distributions to
			General Partner Prior to Reset
		Cash Distributions		2.0%
	Quarterly Distribution	to Common		General	Incentive
	per Common Unit	Unitholders Prior	Common	Partner	Distribution		Total
	Prior to Reset	to Reset	Units	Interest	Rights	Total	Distributions

Minimum Quarterly Distribution	$0.3375	$19,243,872	$—	$392,732	$—	$392,732	$19,636,604
First Target Distribution	above $0.3375 up to $0.37125	1,924,387	—	45,280	294,318	339,598	2,263,985
Second Target Distribution	above $0.37125 up to $0.50625	7,697,549	—	205,268	2,360,582	2,565,850	10,263,398
Thereafter	above $0.50625	5,345,520	—	213,821	5,131,699	5,345,520	10,691,040

		$34,211,328	$—	$857,101	$7,786,599	$8,643,699	$42,855,027

The following table illustrates the total amount of available cash from distributable cash flow that would be distributed to the unitholders and our general partner, including in respect of IDRs, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be 69,996,545 common units outstanding, our general partner’s 2.0% interest has been maintained, and the average distribution to each common unit would be $0.60. The number of common units to be issued to our general partner upon the reset was calculated by dividing (i) the average of the amounts received by our general partner in respect of its IDRs for the two quarters prior to the reset as shown in the table above, or $7,786,599, by (ii) the average available cash distributed on each common unit for the two quarters prior to the reset as shown in the table above, or $0.60.

			Cash Distributions to General Partner at Reset
		Cash Distributions		2.0%
	Quarterly Distribution	to Common		General	Incentive
	per Common Unit	Unitholders at	Common	Partner	Distribution		Total
	at Reset	Reset	Units	Interest	Rights	Total	Distributions

Minimum Quarterly Distribution	$0.60	$34,211,328	$7,786,599	$857,101	$—	$8,643,699	$42,855,027
First Target Distribution	above $0.60 up to $0.66	—	—	—	—	—	—
Second Target Distribution	above $0.66 up to $0.90	—	—	—	—	—	—
Thereafter	above $0.90	—	—	—	—	—	—

		$34,211,328	$7,786,599	$857,101	$—	$8,643,699	$42,855,027

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement. Neither the existence of the reset right nor the exercise thereof will preclude our general partner from unilaterally foregoing the payment of all or a portion of the IDRs otherwise payable, whether temporarily or permanently.

Distributions From Capital Surplus

How Distributions from Capital Surplus Will Be Made.  Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98.0% to all common unitholders and Series A subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from distributable cash flow.

The preceding paragraph assumes that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Our partnership agreement includes a provision that will enable us, if we choose, to distribute up to $40 million of cash we receive in the future from sources other than distributable cash flow, such as asset sales, issuances of securities and borrowings, without being required to classify such distribution as a distribution from capital surplus under our partnership agreement. We do not anticipate that we will make any distributions from capital surplus.

Effect of a Distribution from Capital Surplus.  Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per common unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, it may be easier for our general partner to receive incentive distributions, for the Series A subordinated units to convert into common units and the Series B subordinated units to convert into Series A subordinated units or common units. However, any distribution of capital surplus cannot be applied to the payment of the minimum quarterly distribution or any arrearages unless and until the unrecovered initial unit price is reduced to zero.

Once we distribute capital surplus on a unit issued in this offering in an aggregate amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from distributable cash flow, with 50.0% being paid to the holders of units and 50.0% to our general partner. The percentage interest shown for our general partner include its 2.0% general partner interest and assume our general partner has maintained its 2.0% general partner interest and our general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price; and

•	the number of Series A subordinated units and Series B subordinated units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, and each Series A subordinated unit and Series B subordinated unit would convert into two Series A subordinated units and two Series B subordinated units, respectively. Our partnership agreement provides that we do not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General.  If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Although the Series B subordinated units will not be entitled to quarterly distributions, the Series B subordinated units would participate in distributions upon liquidation in accordance with their capital account balances. After conversion of the Series B subordinated units, special allocations of income, gain, loss, deduction, unrealized gain, and unrealized loss among the partners will be utilized to create economic uniformity among the units into which the Series B subordinated units convert.

Manner of Adjustments for Gain.  The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will generally allocate any gain to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98.0% to the Series A subordinated unitholders, pro rata, and 2.0% to our general partner, until the capital account for each Series A subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 85.0% to all common unitholders and Series A subordinated unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from distributable cash flow in excess of the minimum quarterly distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•	fifth, 75.0% to all common unitholders and Series A subordinated unitholders, pro rata, and 25.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from distributable cash flow in excess of the first target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner for each quarter of our existence; and

•	thereafter, 50.0% to all common unitholders and Series A subordinated unitholders, pro rata, and 50.0% to our general partner.

The percentage interests set forth above for our general partner include its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

We may make special allocations of gain among the partners in a manner to create economic uniformity among the units, including among the units into which the Series A subordinated units and Series B subordinated units convert, and among the common units issued in connection with a reset of the incentive distribution levels and the common units held by public unitholders.

Manner of Adjustments for Losses.  If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, 98.0% to holders of Series A subordinated units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the Series A subordinated unitholders have been reduced to zero;

•	second, 98.0% to the holders of common units in proportion to the positive balances in their capital accounts and 2.0% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and Series A subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

We may make special allocations of loss among the partners in a manner to create economic uniformity among the units, including among the units into which the Series A subordinated units and Series B subordinated units convert, and among the common units issued in connection with a reset of the incentive distribution levels and the common units held by public unitholders.

Adjustments to Capital Accounts.  Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and Series A subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The selected financial and operating data below was derived from our audited consolidated balance sheets as of December 31, 2009 and 2008, and the audited consolidated statements of operations, changes in members’ capital and cash flows for the periods of September 3, 2009 to December 31, 2009, January 1, 2009 to September 2, 2009, and the years ended December 31, 2008 and 2007 included elsewhere in this prospectus. The selected historical financial and operating data below for the years ended December 31, 2007, 2006 and 2005 was derived from our audited consolidated balance sheet as of December 31, 2007, 2006 and 2005 and the consolidated statements of operations, changes in members’ capital and cash flows for the years ended December 31, 2006 and 2005 not included in this prospectus.

On September 3, 2009, PAA became our sole owner by acquiring Vulcan Capital’s 50% interest in us (the “PAA Ownership Transaction”) in exchange for $220 million, including contingent cash consideration of $40 million. At the time of the transaction, the entity had approximately $450 million of outstanding project finance debt. Although we continued as the same legal entity after the transaction, pursuant to applicable accounting principles, all of our assets and liabilities were adjusted to fair value as a result of this transaction. This change in value resulted in a new cost basis for accounting (fair value push down accounting). Accordingly, the selected financial and operating data presented below are presented for two periods, Predecessor and Successor, which relate to the accounting periods preceding and succeeding the PAA Ownership Transaction. The Predecessor and Successor periods have been separated by a vertical line to highlight the fact that the financial and operating information for such periods was prepared under a different basis of accounting.

The summary pro forma statement of operations data for the year ended December 31, 2009 and the summary pro forma balance sheet data as of December 31, 2009 are derived from our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The pro forma adjustments have been prepared as if the PAA Ownership Transaction, this offering and the anticipated borrowings under our credit facility had taken place on December 31, 2009 in the case of the pro forma balance sheet, and on January 1, 2009 in the case of the pro forma statement of operations data. A more complete explanation of the pro forma data can be found in our unaudited pro forma condensed combined financial statements.

The selected historical and pro forma financial and operating data should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Predecessor					Successor	Pro Forma
	August 18,				January 1,	September 3,
	2005				2009	2009
	through	Year Ended	Year Ended	Year Ended	through	through	Year Ended
	December 31,	December 31,	December 31,	December 31,	September 2,	December 31,	December 31,
	2005(1)	2006	2007	2008	2009	2009	2009
	($ in thousands except for /Mcf numbers)
Statement of operations data:
Total revenues	$6,580	$30,831	$36,945	$49,177	$46,929	$25,251	$72,180

Storage related costs	—	100	3,847	8,934	8,792	7,003	15,795
Operating costs (except those shown below)	1,180	3,658	3,947	4,059	4,820	3,257	8,077
Fuel expense	411	613	1,140	2,320	1,816	578	2,394
General and administrative expenses	866	3,402	3,755	3,874	3,562	4,083	8,897
Depreciation, depletion and amortization	1,223	3,986	4,520	6,245	8,054	3,578	12,242

Total costs and expenses	3,680	11,759	17,209	25,432	27,044	18,499	47,405

Operating income	2,900	19,072	19,736	23,745	19,885	6,752	24,775
Interest expense	(1,684)	(8,389)	(7,108)	(4,941)	(4,352)	(4,262)	(759)
Interest income and other income (expense), net	480	2,030	5,378	1,669	458	(2)	456
Income tax expense	—	—	—	(887)	(473)	—	(473)

Net income	$1,696	$12,713	$18,006	$19,586	$15,518	$2,488	$23,999

Balance sheet data (at end of period):
Total assets	$332,002	$518,092	$674,765	$811,436		$900,407	$900,407
Long-term debt(2)	85,500	227,300	352,713	415,263		450,523	200,000
Total debt(2)	85,500	227,300	355,163	417,713		450,523	200,000
Members’/partners’ capital	226,696	264,109	294,717	363,229		432,744	683,267
Other financial data:
Adjusted EBITDA(3)	$4,603	$27,395	$29,663	$31,001	$28,701	$12,165 (4)	$39,614
Distributable cash flow(3)	$2,919	$19,006	$22,156	$25,577	$23,965	$7,200	$37,768
Maintenance capital expenditures	$—	$—	$—	$377	$384	$320	$704
Net cash provided by (used in) operating activities	$5,351	$13,973	$22,343	$21,818	$22,603	$15,265
Net cash provided by (used in) investing activities	$(264,189)	$(206,612)	$(177,280)	$(118,890)	$(58,561)	$(9,656)
Net cash provided by (used in) financing activities	$309,278	$158,771	$145,743	$122,344	$23,636	$(22,813)
Operating data:
Average monthly working capacity (Bcf)(5)(6)	20	24	26	28	40	43	41
Average monthly Firm Storage Services revenue/Mcf	$0.08	$0.09	$0.10	$0.13	$0.13	$0.14	$0.14
Average monthly Hub Services revenue/Mcf	$0.01	$0.01	$0.02	$0.01	$0.01	$0.01	$0.01
Adjusted EBITDA/Mcf	$0.23	$1.14	$1.14	$1.11	$0.72	$0.28	$0.97

(1)	Our business consists of the acquisition, development, operation and commercial management of natural gas storage facilities. In September 2005, we entered the gas storage business through the acquisition of the Bluewater facility in the start-up phase and certain land and development rights of Pine Prairie in the permitting phase. The assets we acquired constituted only a small portion of the seller’s total assets and detailed, segregated financial information regarding these assets for the eight months ended August 31, 2005 was not maintained and cannot be provided without unreasonable effort and expense. Due to the significant growth and development of our business since September 2005, the age of this information and its limited comparability to more current period information, we believe that the omission of financial information for this eight month period of 2005 is immaterial and unnecessary with respect to an understanding of our financial results and condition or any related trends or business prospects.

(2)	At December 31, 2009 on a historical basis, the long-term debt and total debt balances consist of an intercompany note payable to PAA. At December 31, 2009 on a pro forma basis, the long-term debt and total debt balances consist of borrowings under our new revolving credit facility.

(3)	Adjusted EBITDA and distributable cash flow are defined in “Summary — Summary Historical Financial and Operating Data — Non-GAAP and Segment Financial Measures.” Distributable cash flow does not reflect actual cash on hand that is available for distribution to our unitholders. For a discussion of the limitations on our cash distributions and our general partner’s ability to change our cash distribution policy, please read “Our Cash Distribution Policy and Restrictions on Distributions — General — Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

(4)	The successor period includes total expenses of approximately $1 million associated with increased personnel costs, including added staffing, and accelerated audit and other costs related to our increased acquisition activities and our efforts to become a publicly traded entity as well as increased overhead allocations from PAA.

(5)	Includes up to 3 Bcf of storage capacity under lease from third parties.

(6)	Calculated as the sum of the capacity at the end of each month divided by the number of months in the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of financial condition and results of operations in conjunction with our historical consolidated financial statements included elsewhere in this prospectus. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following discussion. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding certain risks inherent in our business.

Overview

We are a fee-based, growth-oriented Delaware limited partnership formed by Plains All American in January 2010 to own, operate and grow the natural gas storage business that PAA acquired in 2005 and has continuously operated since that time. Concurrent with the closing of this offering, PAA will contribute the equity interest in the entities that own its natural gas storage business to us. Our business consists of the acquisition, development, operation and commercial management of natural gas storage facilities. We currently own and operate two natural gas storage facilities located in Louisiana and Michigan that have an aggregate working gas storage capacity of 40 Bcf and an aggregate peak injection and withdrawal capacity of 1.7 Bcf per day and 3.2 Bcf per day, respectively.

Our operating assets include the Pine Prairie facility, which is a recently constructed, high-deliverability salt-cavern natural gas storage complex located in Evangeline Parish, Louisiana, and the Bluewater facility, which is a depleted reservoir natural gas storage complex located approximately 50 miles from Detroit in St. Clair County, Michigan. Pine Prairie has a total current working gas storage capacity of 14 Bcf in two salt caverns, and Bluewater has total working gas storage capacity of approximately 26 Bcf in two depleted reservoirs.

Activities Impacting Our Historical and Anticipated Growth

Our gas storage facilities have been expanded, are undergoing current expansion or present additional organic growth opportunities for future expansion. These ongoing expansion activities have affected operating and financial results since 2005 and are expected to affect our future results. We have budgeted approximately $260 million for all of our planned organic growth capital expenditures through 2012, $95 million of which we plan to spend in 2010, $85 million of which we plan to spend in 2011 and $80 million of which we plan to spend in 2012. A description of our historical and planned expansion activities is set forth below.

•	Pine Prairie. Since we acquired the development rights and assets of Pine Prairie in 2005, we have developed and placed into service two salt caverns with an aggregate working gas storage capacity of 14 Bcf. Our first storage cavern (5 Bcf) went into service in October 2008 and the second storage cavern (9 Bcf) went into service in March 2009. Our current expansion plans include the addition of 31 Bcf of working gas storage capacity at our Pine Prairie facility, 28 Bcf of which we expect to place into service by mid-2012, including 10 Bcf of new capacity that is substantially complete and that we currently expect to place into service during the second quarter of 2010. We have received all applicable federal, state and local approvals required to construct these expansions (including FERC and Louisiana Department of Natural Resources) and, when complete, we expect to have five salt caverns in service and 45 Bcf of working gas storage capacity at Pine Prairie. We have also constructed a pipeline header system, which includes an aggregate of 74 miles of 24-inch diameter pipe located within a 20-mile radius of Pine Prairie, that connects directly to eight large-diameter interstate pipelines through nine interconnects that service both conventional and unconventional natural gas production in Texas and Louisiana, including production from existing and emerging shale plays, as well as Gulf of Mexico production and LNG imports. In connection with our current plan to expand Pine Prairie to five caverns, we are in the process of adding approximately 56,250 horsepower of compression to supplement the approximately 32,000 horsepower already in place. Pine Prairie also has a solution mining facility (used to create salt-dome storage caverns) that is capable of leaching at an aggregate rate of up to 8,000 gallons of water per minute. Our total estimated capital cost for all of our existing facilities at Pine Prairie and the planned expansions to take our working gas storage capacity to 45 Bcf is expected to be approximately $738 million, excluding capitalized interest, approximately $504 million of which had been spent as of December 31, 2009. Subject to market demand, project execution, sufficient pipeline capacity, available financing and receipt of future permits, we have the property rights and operational capacity to expand our Pine Prairie facility significantly beyond our current permitted capacity of 48 Bcf. Taking these considerations into account, with certain infrastructure modifications, we currently estimate that Pine Prairie could support in excess of 15 salt caverns and an aggregate storage capacity of over 150 Bcf.

•	Bluewater. We acquired the Bluewater facility in 2005 at the same time we acquired the development rights and assets of Pine Prairie. At the time we acquired Bluewater, it had an aggregate working gas storage capacity of 20 Bcf. Since the acquisition, we have completed various expansion activities that enabled us to raise the maximum operating pressure of the Bluewater facility, which in turn increased the total storage capacity of the initial Bluewater facility to 23 Bcf. During 2006, we acquired the nearby Kimball depleted reservoir storage facility and integrated it with our extensive pipeline header system at Bluewater, which provided an additional 3 Bcf of storage capacity and enhanced our operating flexibility. During the second quarter of 2010, we commenced drilling of an additional well within the main portion of the larger reservoir, which we believe will create additional natural gas storage capacity by allowing removal of liquids from the reservoir that could not be produced from existing well bores. Any liquid hydrocarbons recovered will be sold to generate additional revenue, and any water produced will be removed from the reservoir. The project also involves re-configuring our compression to optimize our existing injection and deliverability capacity. We expect the total cost of the project to be approximately $9 million, including incremental base gas requirements. Although we can give no assurance that the project will be successful, we currently estimate that the project will increase the Bluewater facility’s total storage capacity by approximately 2 Bcf ratably over a 10-year period beginning in 2011.

Factors That Impact Our Business

We believe that the high percentage of our earnings derived from fixed-capacity reservation fees under multi-year contracts with a diverse portfolio of customers stabilizes our baseline cash flow profile, and substantially mitigates the risk to us of significant negative cash flow fluctuations caused by changing supply and demand conditions and other market factors. We do not take title to the natural gas that we store for our customers, but we are entitled to retain a small portion of the natural gas scheduled for injection by our customers to compensate us for the natural gas we use as fuel to run our facilities. Except for (i) the base gas we purchase and use in our facilities and which we consider a long-term asset, and (ii) volume and pricing variations related to fuel retained from our customers, our current and planned business strategies are designed to minimize our exposure to fluctuations in the outright price of natural gas.

We believe key factors that influence our business are (i) the long-term demand for natural gas in our markets and the overall balance in our markets between the supply of and demand for natural gas on a seasonal, monthly, daily or other basis, which factors determine the amount of volatility in natural gas prices and drive the month to month differentials in the forward curve for natural gas prices, (ii) the needs of our customers and the competitiveness of our service offerings with respect to price, reliability and flexibility, and (iii) government regulation of natural gas storage systems. These key factors, discussed in more detail below, play an important role in how we evaluate our operations and implement our long-term strategies.

Natural Gas Supply and Demand Dynamics

To effectively manage our business, we monitor our market areas for both short-term and long-term changes in natural gas supply and demand and the relative adequacy of existing and planned pipeline and storage infrastructure to meet these changing needs. In general, to the extent the overall demand for natural gas increases and such growth includes higher demand from seasonal or weather-sensitive end-users (such as gas-fired power generators and residential and commercial consumers), demand for natural gas storage services should also grow. In addition, any factors that contribute to more frequent and severe imbalances between the supply of and demand for natural gas, whether caused by supply or demand fluctuations, should increase volatility, inter-month differentials in gas prices and the need for and value of storage services. Our storage services allow our customers to manage volatility in natural gas supply and demand, as well as price, throughout our markets. As changes in natural gas supply and demand dynamics take place, we will attempt to adjust our service offerings in terms of price, term, operating flexibility and other factors to meet the needs of our customers, in each case subject to any regulatory constraints or limitations provided in our FERC-approved tariffs.

Customers and Competition

We store natural gas and provide other storage services for a broad mix of customers, including LDCs, electric utilities, pipelines, direct industrial users, electric power generators, marketers, producers, LNG importers and affiliates of such entities. Our Pine Prairie and Bluewater facilities are located in two different markets. Bluewater is located in the Midwestern U.S. and its function and value is generally related to supply and demand imbalances resulting from seasonal factors. Pine Prairie is a multi-turn, high-performance facility located in the Gulf Coast that provides seasonal-related services as well as a variety of other services. Collectively, these facilities are strategically positioned relative to several major market hubs and have significant connectivity that enable them to serve a variety of major producing regions, LNG importers and the primary consumer and industrial markets in the Gulf Coast, Midwest, Northeast and Southeast regions of the U.S. as well as eastern Ontario, Canada.

In general, the mix of services we provide to our customers varies depending on market conditions, expectations for future market conditions and the overall competitiveness of our service offerings. The storage markets in which we operate are very competitive and we compete with other storage operators on the basis of rates, terms of service, types of service, supply and market access, and flexibility and reliability of service. We continuously monitor the evolving needs of our customers, current and forecasted market conditions and the competitiveness of our service offerings in order to maintain the proper balance between optimizing near-term earnings and cash flow and positioning the business for sustainable long-term growth.

Regulation

Government regulation of natural gas storage can have a significant impact on our business. The rates and terms and conditions for the interstate storage services provided by our Pine Prairie and Bluewater facilities are set forth in FERC-approved tariffs, which currently permit both Pine Prairie and Bluewater to charge market-based rates. Market-based rate authority allows Pine Prairie and Bluewater to negotiate rates with individual customers based on market demand. The right to charge market-based rates may be challenged by a party filing a complaint with the FERC or by the FERC on its own initiative. Any successful complaint or protest against our rates could have an adverse impact on our revenues associated with providing storage services. Other federal and state regulation can impact our operations, cost structure and profitability, which could in turn impact our financial performance and our ability to make distributions to our unitholders. As a result, we closely monitor regulatory developments affecting our business. For more information, see “Business — Regulation.”

How We Evaluate Our Operations

We evaluate our business performance on the basis of the following key measures:

•	revenues derived from both firm storage services and hub services;

•	our operating and general and administrative expenses;

•	our Adjusted EBITDA; and

•	our distributable cash flow.

We do not utilize depreciation, depletion and amortization expense in our key measures, because we focus our performance management on cash flow generation and our assets have long useful lives.

In our period to period comparisons of our revenues and expenses set forth below, we analyze the following revenue and expenses components:

Revenues

Firm storage reservation fees.  Firm storage services include (i) storage services pursuant to which customers receive the assured or “firm” right to store gas in our facilities over a multi-year period and (ii) seasonal “park and loan” services pursuant to which customers receive the “firm” right to store gas in (park), or borrow gas from (loan), our facilities on a seasonal basis. Under our firm storage contracts, our customers are obligated to pay us fixed monthly capacity reservation fees, which are owed to us regardless of the actual storage capacity utilized. At Pine Prairie, our firm storage contracts typically have terms of 3 to 5 years, while at Bluewater terms generally range from 1 to 3 years.

Firm storage cycling fees and fuel-in-kind.  We also typically collect a “cycling fee” based on the volume of natural gas nominated for injection and/or withdrawal and retain a small portion of natural gas nominated for injection as compensation for our fuel use.

Hub services.  We collect fees from (i) “interruptible” storage services pursuant to which customers receive only limited assurances regarding the availability of capacity in our storage facilities and pay fees based on their actual utilization of our assets, (ii) non-seasonal “park and loan” services and (iii) “wheeling and balancing” services pursuant to which customers pay fees for the right to move a volume of gas through our facilities from one interconnection point to another and true up their deliveries of gas to, or takeaways of gas from our facilities. We may also retain a small portion of natural gas nominated for injection as compensation for our fuel use.

Other revenues.  We also generate revenues through the sale of crude oil and liquids produced in conjunction with the operation of our Bluewater facility, net of royalties and taxes. Additionally, we periodically sell any fuel-in-kind volumes in excess of actual volumes needed as fuel for our facilities and reflect any gain or loss on such sales in other revenues.

Expenses

Storage related costs.  These consist of fees incurred to lease third-party storage and pipeline capacity and costs associated with certain loan services.

Fuel expense.  Natural gas constitutes the primary fuel for our compressors, which are used to inject natural gas into our storage facilities and to boost the pressures for certain pipeline deliveries or transfers. Fuel-related expenses may fluctuate materially from period to period due to variations in both the volume and value of natural gas consumed in our operations, with volumes being driven primarily by the volumes of natural gas injected into or wheeled through our facilities. We measure our fuel consumption using meters located at our central facilities. We charge fuel expense for the estimated volume consumed based on the weighted average price of fuel collected.

General and Administrative Expense.  Excluding fuel-related expenses, our operating and general and administrative expenses typically do not materially vary based on the amount of natural gas we store. The timing of certain expenditures during a year generally fluctuate with customers’ demands, which change depending on market conditions and whether we are in the injection or withdrawal season for natural gas. On a system-wide basis, natural gas is typically injected into storage between April and October when natural gas prices are generally lower and withdrawn during the winter months of November through March when natural gas prices are typically higher. Fluctuations in operating costs may occur due to the timing of planned maintenance activities as well as fluctuations in the level of project development and acquisition activity during a given period of time. Regulatory compliance can also impact our maintenance requirements and affect the timing and amount of our costs and expenditures.

Adjusted EBITDA and Distributable Cash Flow

Adjusted EBITDA and distributable cash flow are supplemental financial measures that are used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies.

We define Adjusted EBITDA as earnings before interest expense, taxes, depreciation, depletion and amortization, equity compensation plan charges, gains and losses from derivative activities and selected items that are generally unusual or non-recurring.

Adjusted EBITDA may be used to assess:

•	our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders; and

•	the viability of acquisitions and capital expenditure projects and the returns on investment of various investment opportunities.

Distributable cash flow will be determined by our general partner and is defined as: (i) net income; plus or minus, as applicable, (ii) any amounts necessary to offset the impact of any items included in net income that do not impact the amount of available cash; plus (iii) any acquisition-related expenses associated with (a) successful acquisitions or (b) any other potential acquisitions that have not been abandoned; minus (iv) any acquisition related expenses covered by clause (iii)(b) immediately preceding that relate to (a) potential acquisitions that have since been abandoned or (b) potential acquisitions that have not been consummated within one year following the date such expense was incurred (except that if the potential acquisition is the subject of a pending purchase and sale agreement as of such one-year date, such one-year period of time shall be extended until the first to occur of the termination of such purchase and sale agreement or the first day following the closing of the acquisition contemplated by such purchase and sale agreement); and minus (v) maintenance capital expenditures. The types of items covered by clause (ii) above include (a) depreciation, depletion and amortization expense, (b) any gain or loss from the sale of assets not in the ordinary course of business, (c) any gain or loss as a result of a change in accounting principle, (d) any non-cash gains or items of income and any non-cash losses or expenses, including asset impairments, amortization of debt discounts, premiums or issue costs, mark-to-market activity associated with hedging and with non-cash revaluation and/or fair valuation of assets or liabilities and (e) earnings or losses from unconsolidated subsidiaries except to the extent of actual cash distributions received.

Distributable cash flow may be used to assess our ability to generate sufficient cash flow to make distributions of the minimum quarterly distribution on all of our outstanding units as well as to satisfy the tests necessary for the conversion of our Series B subordinated units into Series A subordinated units or common units and the conversion of our Series A subordinated units into common units.

The GAAP measure most directly comparable to Adjusted EBITDA and distributable cash flow is net income. The supplemental measures of Adjusted EBITDA and distributable cash flow should not be considered as alternatives to GAAP net income. These measures have important limitations as an analytical tool because they exclude some but not all items that affect net income. You should not consider Adjusted EBITDA or distributable cash flow in isolation or as a substitute for net income, cash from operations or any other measure of financial performance or liquidity presented in accordance with GAAP. Because Adjusted EBITDA and distributable cash flow may be defined differently by other companies in our industry, our definition of Adjusted EBITDA and distributable cash flow may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. For a reconciliation of these measures to their most directly comparable financial measure calculated and presented in accordance with GAAP, please see “Summary — Summary Historical Financial and Operating Data — Non-GAAP and Segment Financial Measures.”

Management compensates for the limitations of Adjusted EBITDA and distributable cash flow as analytical tools by reviewing the comparable GAAP measure, understanding the differences between such measures and net income, and incorporating this knowledge into its decision-making processes. We believe that investors benefit from having access to the same financial measures that our management uses in evaluating our operating results.

Results of Operations

PAA Ownership Transaction and Basis of Presentation

On September 3, 2009, PAA became our sole owner by acquiring Vulcan Capital’s 50% interest in us (“PAA Ownership Transaction”) in exchange for $220 million, including contingent cash consideration of $40 million, which we expect to be paid, and the obligation to pay 100% of our outstanding project finance debt of approximately $450 million. Although we continued as the same legal entity after the transaction, pursuant to applicable accounting principles, all of our assets and liabilities were adjusted to fair value as a result of the transaction. This change in value resulted in a new cost basis for accounting (fair value push down accounting). Accordingly, the accompanying consolidated financial statements are presented for two periods, Predecessor and Successor, which relate to the accounting periods preceding and succeeding the PAA Ownership Transaction. The Predecessor and Successor periods have been separated by a vertical line on the face of our consolidated financial statements to highlight the fact that the financial information for such periods has been prepared under a different basis of accounting. We have prepared our discussion of the results of operations by comparing the results of operations of the Predecessor for the years ended December 31, 2007 and 2008 to the Predecessor period of January 1, 2009 to September 2, 2009. A comparative discussion of the results of operations of the Successor period of September 3, 2009 to December 31, 2009 has not been provided due to the lack of a comparable 2008 operating period for Predecessor; however, we have prepared a brief discussion of the factors that materially affected our operating results in the Successor period. We have provided a comparative discussion of the pro forma results of operations of the year ended December 31, 2009 (prepared as if the PAA Ownership Transaction, this offering and the anticipated borrowing under our credit facility had taken place on January 1,

2009) to the year ended December 31, 2008. The following table includes our operating results for these periods (dollar amounts in thousands, except per Mcf amounts).

	Predecessor			Successor	Pro Forma
			January 1,	September 3,
			2009	2009
	Year Ended		through	through	Year Ended
	December 31,		September 2,	December 31,	December 31,
	2007	2008	2009	2009	2009
Revenues
Firm storage services
Reservation fees	$28,542	$37,674	$39,616	$22,919	$62,535
Cycling fees and fuel-in-kind	2,815	5,197	3,033	1,053	4,086
Hub Services	4,802	1,417	2,988	1,637	4,625
Other	786	4,889	1,292	(358)	934

Total revenue	36,945	49,177	46,929	25,251	72,180
Storage related costs	(3,847)	(8,934)	(8,792)	(7,003)	(15,795)
Operating costs (except those shown below)	(3,947)	(4,059)	(4,820)	(3,257)	(8,077)
Fuel expense	(1,140)	(2,320)	(1,816)	(578)	(2,394)
General and administrative expenses	(3,755)	(3,874)	(3,562)	(4,083)	(8,897)
Interest income and other income (expense), net	5,378	1,669	458	(2)	456
Equity compensation expense	553	(110)	304	1,467	1,771
Mark-to-market of open derivative positions	(524)	(548)	—	370	370

Adjusted EBITDA	29,663	31,001	28,701	12,165	39,614

Reconciliation to net income
Depreciation, depletion and amortization	(4,520)	(6,245)	(8,054)	(3,578)	(12,242)
Interest expense(1)	(7,108)	(4,941)	(4,352)	(4,262)	(759)
Income tax expense	—	(887)	(473)	—	(473)
Equity compensation expense	(553)	110	(304)	(1,467)	(1,771)
Mark-to-market of open derivative positions	524	548	—	(370)	(370)

Net income	$18,006	$19,586	$15,518	$2,488	$23,999

Operating Data:
Average monthly working capacity (Bcf)	26	28	40	43	41
Average monthly Firm Storage Services revenue/Mcf	$0.10	$0.13	$0.13	$0.14	$0.14
Average monthly Hub Services revenue/Mcf	$0.02	$0.01	$0.01	$0.01	$0.01
Adjusted EBITDA/Mcf	$1.14	$1.11	$0.72	$0.28	$0.97

(1)	Interest expense is net of capitalized interest of $18.6 million, $19.0 million, $10.2 million, $5.4 million and $7.5 million for the periods presented, respectively.

Pro forma period of 2009 and 2008

The following discussion and analysis compares the pro forma results of operations for the year ended December 31, 2009 to our predecessor’s historical results of operations for the year ended December 31, 2008. As the pro forma results of operations are not necessarily indicative of operating results had the transactions occurred January 1, 2009, this discussion is not a substitute for management’s discussion and analysis on a historical basis.

Revenues, Volumes and Storage Related Costs.  As noted in the table above, our total revenue and storage related costs increased for the year ended December 31, 2009 on a pro forma basis (“2009 pro forma period”) as compared to the year ended December 31, 2008 (the “2008 period”). This increase primarily resulted from our second Pine Prairie facility cavern being placed into operation in April 2009. Significant additional variances related to these periods are discussed below:

•	Firm storage reservation fees — Firm storage reservation fee revenues increased for the 2009 pro forma period as compared to the 2008 period, primarily due to an additional 8 Bcf of capacity being placed into service at Pine Prairie during 2009, along with a full year of operations for our initial 6 Bcf of capacity at Pine Prairie. Our Pine Prairie facility generated approximately $19.4 million of incremental firm storage services revenues during the 2009 pro forma period. Revenues from firm storage reservation fees were also positively impacted by loan transactions and third-party transportation activities together with increases in storage leased from third parties for the 2009 pro forma period when compared to the 2008 period. See “— Storage related costs” below.

•	Firm storage cycling fees and fuel-in-kind — Firm storage cycling fees and fuel-in-kind revenues decreased in the 2009 pro forma period as compared to the 2008 period primarily due to a decrease in the period over period average natural gas price of approximately 53% in the 2009 pro forma period, which was partially offset by increased volumes collected primarily due to an additional 8 Bcf of capacity being placed into service at our Pine Prairie facility.

•	Hub services — Hub services increased approximately $3.2 million in the 2009 pro forma period as compared to the 2008 period. This increase was primarily related to increased wheeling and balancing services through the utilization of transportation capacity during the 2009 pro forma period. See “— Storage related costs” below.

•	Other — Other revenue for each of the periods was comprised primarily of crude oil sales. The decrease in the 2009 pro forma period as compared to the 2008 period was primarily related to lower average prices realized in the 2009 pro forma period. Additionally, other revenue during the 2008 period reflects a realized gain of approximately $1.1 million on a natural gas storage related futures derivative position. Other revenue for the 2009 pro forma period includes an unrealized loss of approximately $0.4 million on a natural gas storage related futures derivative position.

•	Storage related costs — We increased the amount of storage and transportation capacity leased from third parties in the 2009 pro forma period compared to the 2008 period. In addition, we experienced higher costs as a result of increased loan transactions in the 2009 pro forma period compared to the 2008 period.

Other Costs and Expenses.  The significant variances are discussed further below:

•	Operating costs — Field operating costs increased in the 2009 pro forma period compared to the 2008 period. This increase is primarily related to our continued expansion of the Pine Prairie facility and related growth in personnel costs.

•	Fuel expense — Fuel expense was relatively flat in the 2009 pro forma period compared to the 2008 period as an increase in volumes used was largely offset by a decrease in the average price of natural gas.

•	General and administrative expenses — General and administrative expenses increased in the 2009 pro forma period compared to the 2008 period. This increase was driven by increased costs primarily related to the continued expansion of our business and growth in personnel costs, including an increase in costs allocated to us from PAA as a result of PAA personnel devoting additional time and effort to our operations.

•	Depreciation, depletion and amortization — Depreciation, depletion and amortization expense increased in the 2009 pro forma period compared to the 2008 period. This increase was driven primarily by an increased amount of depreciable assets resulting from our internal growth projects (including our second Pine Prairie facility cavern) along with an increase in the basis of property and equipment as a result of fair value adjustments recorded in connection with the PAA Ownership Transaction. These increases were partially offset by adjustments to the estimated useful lives of our property and equipment in conjunction with the PAA Ownership Transaction which lengthened the estimated useful lives of most of our more significant components of property and equipment. Depreciation, depletion and amortization expense includes amortization of debt issue costs and intangibles of $2.6 million and $1.4 million in the 2009 pro forma period and 2008 period, respectively.

•	Interest expense — Interest expense decreased in the 2009 pro forma period as compared to the 2008 period. This decrease was principally due to the reduction in our debt balance as a result of the use of the net offering proceeds to pay down approximately $185.2 million of our intercompany note payable to PAA and the decrease in interest rate associated with the $200 million of credit facility borrowings which were used to pay down our note payable to PAA. Interest expense for the 2009 pro forma period reflects that the intercompany indebtedness not repaid in connection with this offering was extinguished and treated as a capital contribution and part of PAA’s investment in us. The pro forma interest rate on borrowings under our new credit facility is 3.5%, which is based on an assumed rate based on a forecast of LIBOR rates during the period plus the margin and associated commitment fees under the new credit facility, whereas the interest rate on the intercompany note payable to PAA is 6.5%. The impact of this interest rate differential was offset by higher average debt balances and a decrease in capitalized interest in the 2009 pro forma period as compared to the 2008 period. The amount of interest capitalized decreased from approximately $19 million for the 2008 period to approximately $7.5 million for the 2009 pro forma period. The decrease resulted from lower levels of capitalized interest expense as a result of the commencement of operations on caverns one and two of our Pine Prairie facility.

•	Income tax expense — Income tax expense consists of the Michigan state income tax, which was effective January 1, 2008. This tax is an apportionment tax and the commencement of operations at our Pine Prairie facility effectively diluted the activity apportioned to Michigan. Our activity apportionable to Michigan was further diluted when we became a consolidated subsidiary of PAA, which under Michigan tax law resulted in our being required to report for tax purposes on a consolidated basis with PAA. Such factors resulted in a decrease in income tax expense in the 2009 pro forma period when compared to the 2008 period.

•	Interest Income and Other Income (Expense), Net — Interest income and other income (expense), net is comprised primarily of interest income and decreased for the 2009 pro forma period compared to the 2008 period primarily due to a decrease in our average cash balances. The year over year decreases in interest income was also impacted by lower average interest rates for the 2009 pro forma period as compared to the 2008 period.

Successor Period of 2009

Because the PAA Ownership Transaction did not impact our operations, there were no significant changes in the underlying trends affecting our results of operations. The following discussion compares our operating results between the period beginning January 1, 2009 and ending September 2, 2009 (the “2009 Predecessor Period”) and the period beginning September 3, 2009 and ending December 31, 2009 (the “2009 Successor period”), as well as discusses certain factors that materially affected our operating results in the 2009 Successor period.

Revenues, volumes and storage related costs.  During the 2009 Successor period, our average monthly working capacity was approximately 43 Bcf, which was an increase over the 40 Bcf average monthly working capacity for the 2009 Predecessor period. This increase was primarily as a result of the commencement of operations of our second cavern at the Pine Prairie facility in April 2009. The increased storage capacity resulted in higher average monthly revenue and storage and transportation related costs. In addition, our average monthly revenues increased as we expanded our services through loans and increased third-party storage and transportation related activities. These increased activities also resulted in higher costs during the 2009 Successor period.

Operating costs and general and administrative expenses.  Average monthly field operating costs and general and administrative costs increased during the 2009 Successor period. The increase is primarily related to the continued expansion of our business and growth in personnel costs, including staff additions as we prepared for becoming a publicly traded entity, increased acquisition evaluation activity, a portion of which is reflected in increased allocations from PAA subsequent to the PAA Ownership Transaction, and the fact the joint venture agreement in place with Vulcan Capital prior to the PAA Ownership Transaction did not permit PAA to charge us for executive officer expenses.

Depreciation, depletion and amortization.  Average monthly depreciation, depletion and amortization expense was impacted in the 2009 Successor period by (i) the change in the cost basis of our property and equipment resulting from the fair value push down accounting and additional assets being placed into service, offset by (ii) an increase in the estimate of the useful lives of our facilities and related property and equipment resulting from the valuation assessment conducted in coordination with the fair value push down accounting adjustments. (see Note 2 to our Consolidated Financial Statements). On an annual basis, depreciation decreased approximately $2.7 million as a result of the change in the depreciable lives. This was partially offset by an increase in annual depreciation of approximately $2.3 million resulting from the increase in the fair values as a result of the PAA Ownership Transaction.

Interest expense.  In conjunction with the PAA Ownership Transaction, we entered into an intercompany note payable to PAA and used the proceeds therefrom to repay outstanding project finance debt and terminate our outstanding credit facilities. See “— Liquidity and Capital Resources.” Our average debt outstanding under the note payable, primarily associated with financing the construction of our Pine Prairie facility, increased during the 2009 Successor period to an average of approximately $442 million. In addition, we capitalized interest of approximately $5.4 million, which is a lower percentage of overall interest than we have capitalized in prior periods, due to lower balances of construction in progress as we have commenced operations of our first two caverns at our Pine Prairie facility. The increased average debt balances, higher average interest rate and lower capitalized interest resulted in an increase in average monthly interest expense during the 2009 Successor period.

Income tax expense.  Income tax expense consists of the Michigan state income tax, which was effective January 1, 2008. This tax is an apportionment tax and the consolidation of our operations by PAA effectively diluted the activity apportioned to Michigan resulting in a significant decrease in income tax expense for the 2009 Successor period.

Interest income and other income (expense), net.  Interest income and other income (expense), net has historically been comprised primarily of interest income related to our cash balances, which were required to be maintained under the terms of our Pine Prairie revolving credit facility. Following the termination of the credit facilities, we no longer carry significant cash balances and do not expect a material amount of interest income.

Predecessor Periods of 2009, 2008 and 2007

Revenues, Volumes and Storage Related Costs.  As noted in the table above, our total revenue and storage related costs decreased for the 2009 Predecessor period compared to the 2008 period. The primary reason for the decreases is that the 2009 Predecessor period was approximately eight months and is being compared to a twelve-month period. This was partially offset in both cases by the second Pine Prairie facility cavern being placed into operation in April 2009. Total revenue and related storage and transportation costs for the 2008 period increased as compared to the year ended December 31, 2007 (the “2007 period”). Significant additional variances related to these periods are discussed below:

•	Firm storage reservation fees — Firm storage reservation fee revenues increased for the 2009 Predecessor period as compared to the 2008 period, primarily due to the second Pine Prairie facility cavern being placed into operation, resulting in approximately $10.8 million in incremental revenues generated by our Pine Prairie facility for the 2009 Predecessor period. This more than offset the decrease in firm storage reservation fees caused by the shorter 2009 Predecessor period. Firm storage revenues increased for the 2008 period as compared to the 2007 period as we sold additional firm storage capacity and entered into fewer seasonal parks, which allowed us to capture the market premium that our customers were placing on firm storage services. This increase in firm storage reservation fees was partially offset by decreases in our hub services as discussed below. Firm storage reservation fees were also positively impacted by the commencement of operations at our first cavern at our Pine Prairie facility, which contributed approximately $1.4 million of additional revenue during the 2008 period. Revenues from firm storage reservation fees were also positively impacted by loan and third-party transportation activities together with increases in storage leased from third parties for both the 2009 Predecessor period and the 2008 period. See “— Storage related costs” below.

•	Firm storage cycling fees and fuel-in-kind — Firm storage cycling fees and fuel-in-kind revenues decreased in the 2009 Predecessor period as compared to the 2008 period primarily due to a decrease in the period over period average natural gas price of approximately 56% in the 2009 Predecessor period as well as the shorter 2009 Predecessor period, which was partially offset by increased volumes collected primarily due to the second Pine Prairie facility cavern being placed into operation. These revenues increased in the 2008 period as compared to the 2007 period primarily due to an increase in the period over period average natural gas prices of approximately 25%, combined with an increase in volumes collected.

•	Hub services — Hub services increased approximately $1.6 million in the 2009 Predecessor period as compared to the 2008 period. This increase was primarily related to an increased amount of wheeling and balancing services through the utilization of transportation capacity during the 2009 Predecessor period. See “— Storage related costs” below. These increases offset the impact caused by the shorter 2009 Predecessor period as compared to the 2008 period. Hub services decreased approximately $3.4 million in the 2008 period as compared to the 2007 period. The decrease was primarily due to an increase in the amount of firm storage capacity that we sold resulting in less capacity available for non seasonal parks. See “— Firm storage reservation fees” above.

•	Other — Other revenue for each of the periods was comprised primarily of crude oil sales. The decrease in the 2009 Predecessor period as compared to the 2008 period was primarily related to lower average prices realized in the 2009 Predecessor period. The increase in the 2008 period over the 2007 period was primarily related to higher average prices and increased volumes sold. In addition, the 2008 period includes a financial derivative gain of approximately $1.1 million from natural gas storage related futures position.

•	Storage related costs — We increased the amount of storage and transportation capacity leased from third parties in both the 2009 Predecessor period and the 2008 period as compared to the applicable prior period. In addition, we experienced higher costs as a result of increased loan transactions in each period. The increased costs were partially offset by the shorter 2009 Predecessor period.

Other Costs and Expenses.  The significant variances are discussed further below:

•	Operating costs — Field operating costs increased in the 2009 Predecessor period and 2008 period as compared to the applicable prior periods. The increases in these periods are primarily related to our continued expansion of the Pine Prairie facility and related growth in personnel costs. The increase in costs in the 2009 Predecessor period was partially offset by the shorter 2009 Predecessor period.

•	Fuel expense — Fuel expense was relatively flat in the 2009 Predecessor period as compared to the 2008 period as an increase in volumes used was offset by a decrease in the average price of natural gas. Fuel expense increased in the 2008 period as compared to the 2007 period as both volumes and the average price of natural gas increased.

•	General and administrative expenses — General and administrative expenses decreased in the 2009 Predecessor period as compared to the 2008 period primarily as a result of the shorter 2009 Predecessor period. That decrease was partially offset by increased costs primarily related to the continued expansion of our business and growth in personnel costs. General and administrative expenses were relatively flat for the 2008 period as compared to the 2007 period.

•	Depreciation, depletion and amortization — Depreciation, depletion and amortization expense increased in both the 2009 Predecessor period and 2008 period as compared to the applicable prior periods. The respective increases related primarily to an increased amount of depreciable assets stemming from our internal growth projects. Depreciation, depletion and amortization expense includes amortization of debt issue costs and intangibles of $2.2 million, $1.4 million and $0.9 million in the 2009 Predecessor period, 2008 period and 2007 period, respectively.

•	Interest expense — Interest expense decreased in the 2009 Predecessor period as compared to the 2008 period primarily because of the shorter 2009 Predecessor period, but also because of lower average interest rates. That decrease was partially offset by a higher average debt balance for the 2009 Predecessor period and a lower percentage of capitalized interest. The amount of interest capitalized decreased from approximately $19 million for the 2008 period to approximately $10 million for the 2009 Predecessor period. The decrease resulted from lower levels of capitalized interest expense as a result of the commencement of operations on caverns one and two of our Pine Prairie facility. Interest expense decreased for the 2008 period from the 2007 period primarily due to lower average interest rates and slightly higher capitalized interest compared to approximately $18.6 million for the 2007 period. The decrease was partially offset by increased average debt balances during the 2008 period.

•	Income tax expense — Income tax expense consists of the Michigan state income tax, which was effective January 1, 2008. This tax is an apportionment tax and the commencement of operations at our Pine Prairie facility effectively diluted the activity apportioned to Michigan resulting in a decrease in expense for the 2009 Predecessor period as compared to the 2008 period. Because this tax was not effective until January 1, 2008, we recognized no such tax expense in the 2007 period.

•	Interest Income and Other Income (Expense), Net — Interest income and other income (expense), net is comprised primarily of interest income and decreased for the 2009 Predecessor period and 2008 period as compared to the applicable prior periods primarily due to a decrease in our average cash balances. The year over year decreases in interest income were also impacted by lower average interest rates for the 2009 Predecessor period and 2008 period as compared to the applicable prior periods.

Future Trends and Outlook

We expect our business to continue to be affected by the key trends described below. We base our expectations on assumptions made by us and information currently available to us. To the extent our underlying assumptions about or interpretations of available information prove to be incorrect, our actual results will vary, and may vary materially, from our expected results.

Benefits from Organic Growth Projects.  We expect that our results from operations for the year ending December 31, 2010 and thereafter will benefit from increased revenues associated with our ongoing expansion projects. At our Pine Prairie facility, we are nearing completion of a third storage cavern that we expect will have 10 Bcf of working gas capacity that we expect to place into service during the second quarter of 2010. In addition, as part of our current development plan, our expansion plans include an additional 21 Bcf of working gas storage capacity, 18 Bcf of which we expect to place into service by mid-2012. We have received regulatory approval for these expansions, and when completed as designed, we will have five salt caverns in service and 45 Bcf of working gas storage capacity at Pine Prairie. At Bluewater, we are pursuing a liquids removal project that is targeted to increase Bluewater’s total storage capacity by approximately 2 Bcf ratably over a 10-year period beginning in 2011.

Growing Natural Gas Demand.  Publications by the EIA and other industry sources forecast continued growth of long-term demand for natural gas, as well as a continuation of the historical trend of growth in natural gas demand from seasonal and weather-sensitive consumption sectors. The various factors supporting these forecasts include (i) expectations of continued growth in the U.S. gross domestic product, which exerts a significant influence on long-term growth in natural gas demand, (ii) an increased likelihood that regulatory and legislative initiatives regarding U.S. carbon policy will drive greater demand for cleaner burning fuels like natural gas, (iii) increasing acceptance of the view that fossil fuels will continue to provide the vast majority of total energy used in the U.S. for the foreseeable future and that natural gas is a clean and abundant domestic fuel source, and (iv) continued growth in electricity generation from intermittent renewable energy sources, primarily wind and solar energy, for which natural-gas fired generation is a logical back-up power supply source.

Natural Gas Supply.  For the foreseeable future we believe there will be ample supplies of natural gas from a combination of domestic production, pipeline imports and waterborne imports of LNG. We also believe, however, that it is difficult to predict the extent to which domestic production from unconventional shale resources and LNG imports will increase or decrease, and that this “source of supply uncertainty” adds an element of volatility to natural gas markets that will drive greater demand for storage services, especially from well-positioned facilities that can provide customers with access to both LNG imports and shale production.

Market Volatility.  Our business can be positively or negatively affected by the widening or narrowing of seasonal spreads, extended periods of significant or little volatility and economic expansions or downturns.

Barriers to Entry.  Although competition within the storage industry is robust, significant barriers to entry exist in the natural gas storage business. These barriers include significant costs and execution risk, a lengthy permitting and development cycle, financing challenges, shortage of personnel with the requisite expertise and the finite number of storage sites suitable for development.

Supply of Storage Capacity.  An important factor in determining the value of storage and therefore the rates we are able to charge for new contracts or contract renewals is whether a surplus or shortfall of storage capacity exists relative to the overall demand for storage services in a given market area. In general, on a relative basis, storage values will be lower in markets that are oversupplied with storage than in markets where storage capacity is in short supply. The extent to which markets are oversupplied or undersupplied will fluctuate in response to significant variations in natural gas supply and demand. We believe that the current market for storage capacity is undersupplied. However, future market conditions will be determined both by the future demand for storage as well as the net amount of storage capacity added in future years.

Commercial Management Activities.  Similar to the business model successfully employed by PAA, and without altering our basic commercial strategy of committing a high percentage of our storage capacity under multi-year firm storage contracts at attractive rates, during 2010 we intend to establish a dedicated commercial marketing group that will capture short-term market opportunities by utilizing a portion of our owned or leased storage capacity for our own account and engaging in related commercial marketing activities. Consistent with PAA’s experience marketing crude oil and refined products, we believe a dedicated commercial marketing group that has a consistent presence in our markets will enhance our ability to properly price our storage and hub service offerings and will increase our cash flow by capitalizing on volatility and inefficiencies in the natural gas markets. We will conduct these commercial activities within pre-defined risk parameters, and our general policy will be (i) to purchase natural gas only in situations where we have a market for such gas, (ii) to utilize physical natural gas inventory and financial derivatives to manage and optimize seasonal and spread risks inherent in our operations and commercial management activities and to structure our transactions so that commodity price fluctuations will not have a material adverse impact on our cash flow and (iii) not to acquire or hold natural gas, futures contracts or other derivative products for the purpose of speculating on outright commodity price changes.

Maintenance Capital Expenditures.  Maintenance capital expenditures reduce our distributable cash flow and consist of cash capital expenditures made for the purpose of maintaining or replacing the operating capacity, service capability and/or functionality of our existing assets. Examples of maintenance capital expenditures include capital expenditures associated with maintaining the storage capacity of our facilities as well as ongoing maintenance or replacement costs for the various injection, withdrawal and related equipment associated with those facilities. Our maintenance capital expenditures are not significant because our storage facilities and related equipment are relatively new. We would expect maintenance capital expenditures to increase periodically as we undertake scheduled maintenance on our caverns and related equipment. Although these periodic costs may increase our maintenance capital expenditures from time to time, we do not expect these increases to materially impact our operating results or distributable cash flow.

Operating Costs and Inflation.  High levels of natural gas exploration, development and production activities across the U.S. can result in increased competition for personnel and equipment. This can cause an increase in the prices we pay for labor, supplies and property, plant and equipment. An increase in the general level of prices in the economy could have a similar effect. We will attempt to recover any increased costs from our customers, but there may be a delay in doing so or we may be unable to recover all these costs. To the extent we are unable to procure necessary supplies or recover higher costs, our operating results will be negatively impacted.

Increased Costs as a Result of Being a Public Entity.  As a result of being a publicly traded limited partnership, we will incur incremental general and administrative expenses that are not reflected in our historical financial statements. These costs include costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, Sarbanes-Oxley compliance, New York Stock Exchange listing, investor relations activities, registrar and transfer agent fees, director and officer liability insurance costs and director compensation. We expect our incremental general and administrative expenses associated with being a publicly traded limited partnership to total approximately $2.6 million per year.

Ongoing Acquisition Activities.  Consistent with our business strategy, we are continuously engaged in discussions with potential sellers regarding the possible purchase of natural gas storage assets. Such acquisition efforts involve our participation in processes that have been made public, involve a number of potential buyers and are commonly referred to as “auction” processes, as well as situations where we believe we are the only party or one of a very limited number of potential buyers in negotiations with the potential seller. These acquisition efforts often involve assets which, if acquired, would have a material effect on our financial condition and results of operations.

In connection with our acquisition activities, we routinely incur evaluation and due diligence costs, which are expensed as incurred. In addition to the in-house costs of our personnel and ancillary overhead expenditures allocated to us by our general partner for time devoted to evaluating acquisition opportunities (which can be substantial), we also budget approximately $250,000 per year associated with third party evaluation or due diligence costs for transactions that are assumed not to be consummated.

Working with PAA, we are currently involved in discussions and, in certain cases, negotiations, with a number of potential sellers regarding the purchase of natural gas storage assets. Certain of these discussions are more advanced than others, but past experience has demonstrated that any of these discussions and negotiations could advance or terminate in a short period of time. Because of the current increased level of activity, however third party expenses may exceed our typical budgeted levels in the near term. Additionally, certain of the opportunities under evaluation are of a size that would likely involve PAA’s assistance with respect to financing or jointly purchasing such assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Potential PAA Financial Support.” We can give no assurance that our current or future acquisition efforts will be successful or that any such acquisition will be completed on terms considered favorable to us. See “Risk Factors — If we do not complete expansion projects or make and integrate acquisitions, our future growth may be limited.”

Liquidity and Capital Resources

Overview.  Our ability to finance our operations, including funding capital expenditures, making acquisitions, making cash distributions and satisfying any indebtedness obligations, will depend on our ability to generate cash in the future. Our ability to generate cash remains subject to a number of factors, some of which extend beyond our control. See “Risk Factors” for further discussion regarding such risks that may affect our liquidity and capital resources.

Prior to September 3, 2009, our activities were conducted in a joint venture arrangement. Accordingly, cash flow from operations, borrowings under our credit facilities and contributions from equity owners were historically our primary sources of liquidity. On September 3, 2009, PAA became our sole owner by acquiring Vulcan’s 50% interest in us. In conjunction with that transaction, we entered into a note payable to PAA for approximately $421 million. The proceeds of the note payable were used to repay amounts borrowed under our credit facilities and related interest rate swaps. The credit facilities were terminated following their repayment. The note payable accrues interest at a rate of 6.5%. The proceeds of this offering, as well as anticipated borrowings under our credit facility, will be utilized to reduce the amount outstanding under this note payable by approximately $385.2 million. We expect that any intercompany indebtedness not repaid in connection with this offering will be extinguished and treated as a capital contribution and part of PAA’s investment in us.

Currently, our sources of liquidity include cash generated from operations and funding from PAA. Subsequent to this offering, we expect our sources of liquidity to include:

•	cash generated from operations;

•	borrowings under a newly established credit facility with a group of banks;

•	issuances of additional partnership units; and

•	debt offerings.

We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements, long-term capital expenditure requirements, and quarterly cash distributions to unitholders.

To maintain our targeted credit profile, we generally intend to fund approximately 60% of the capital required for expansion projects with equity and cash flow in excess of distributions. In connection with this offering, we entered into a new $400 million revolving credit facility. We believe we will be able to fund up to the first $250 million of acquisitions or expansion projects primarily through borrowings under this credit facility or through other sources and remain in compliance with our targeted credit profile.

For a discussion of the impact that the price of natural gas might have on our operations and liquidity and capital resources, please read “— Quantitative and Qualitative Disclosures About Market Risk.”

Working Capital.  Working capital, defined as the amount by which current assets exceed current liabilities, is an indication of our liquidity and potential need for short-term funding. Our working capital requirements are driven primarily by changes in accounts receivable and accounts payable. These changes are primarily affected by factors such as credit extended to, and the timing of collections from, our customers and our level of spending for maintenance and expansion activity. We had a working capital balance of approximately $29 million as of December 31, 2008. As of December 31, 2009, we had a working capital deficit of approximately $4 million, primarily as a result of PAA’s election to fund our capital requirements through the intercompany note with PAA following the PAA Ownership Transaction.

Historical cash flow information.  The following table reflects cash flows for the applicable periods (in thousands):

	Predecessor			Successor
			January 1,	September 3,
			2009 through	2009 through
	Year Ended December 31,		September 2,	December 31,
	2007	2008	2009	2009
Net cash provided by (used in):
Operating activities	$22,343	$21,818	$22,603	$15,265
Investing activities	$(177,280)	$(118,890)	$(58,561)	$(9,656)
Financing activities	$145,743	$122,344	$23,636	$(22,813)

Operating Activities.  The primary drivers of cash flow from our operations are (i) the collection of amounts related to the storage of natural gas, and (ii) the payment of amounts related to expenses, principally storage and transportation related costs, field operating costs and general and administrative expenses. Cash flow from operations increased for the 2009 Predecessor period as compared to the 2008 period primarily due to increased storage activity resulting from the commencement of activities at our Pine Prairie facility in late 2008 and early 2009. These increases were offset by the shorter time period in the 2009 Predecessor period. In addition, 2008 operating activities were negatively affected by approximately $3.2 million for a payment made to the Industrial Development Board No. 1 of the Parish of Evangeline, State of Louisiana, Inc. with respect to a tax abatement for our Pine Prairie facility (see Note 8 to our Consolidated Financial Statements for further discussion). Operating cash flows for the 2008 period decreased from the prior year primarily as a result of the payment to the Parish, which was partially offset by increased storage activity in the 2008 period as compared to the prior year.

Investing and Financing Activities.  Our investing activities for each of the periods listed above primarily relate to the continued expansion of our Pine Prairie facility and the acquisition of the related base gas required to operate the facility. See “— Activities Impacting Our Historical and Anticipated Growth” above. To fund these expenditures we made borrowings under our previous credit facilities and term loan agreements and received capital contributions from our equity owners.

Distributions to our unitholders and general partner.  Our partnership agreement requires us to distribute all of our available cash quarterly. Generally, our available cash is our cash on hand at the end of the quarter after the payment of our expenses and the establishment of cash reserves and cash on hand resulting from borrowings, including working capital borrowings, made after the end of the quarter. We anticipate paying a minimum quarterly distribution of $0.3375 per common unit and Series A subordinated unit per complete quarter, which equates to $15.7 million per quarter, or $62.7 million per year, based on the number of common units, Series A subordinated units and the general partner interest expected to be outstanding immediately after completion of this offering. We do not have a legal obligation to pay this distribution unless and until a quarterly distribution is declared. See “Our Cash Distribution Policy and Restrictions On Distributions” for further information.

Capital Requirements.  Our expansion plans include an additional 31 Bcf of working gas storage capacity at our Pine Prairie facility, of which 10 Bcf is substantially complete and expected to be in service during the second quarter of 2010. At Bluewater, we are pursuing a liquids removal project targeted to increase Bluewater’s total storage capacity by approximately 2 Bcf ratably over a 10-year period beginning in 2011. We currently forecast capital expenditures for 2010 of approximately $95 million, primarily related to the Pine Prairie expansion and purchases of related base gas required to operate the facility. We expect to fund our capital expenditures with cash generated from operations and borrowings under our credit facility.

New Credit Facility.  In connection with this offering, we entered into a new $400 million revolving credit facility, with a maturity date 3 years from the closing of this offering. The credit facility is available to fund working capital and our expansion projects, make acquisitions and for general partnership purposes. We expect that we will incur approximately $200 million of borrowings under our credit facility at the closing of this offering. As a result, we expect to have approximately $200 million of remaining capacity immediately after the closing, subject to compliance with any applicable covenants under the facility. Our new credit facility also has an accordion feature that allows us to increase the available borrowings under the facility to $600 million, subject to the satisfaction of certain closing conditions, including the identification of lenders or proposed lenders that agree to satisfy the increased commitment amounts under our new facility.

This new credit facility restricts our ability to, among other things:

•	make distributions of available cash to unitholders if any default or event of default (as defined in the credit agreement) exists or would result therefrom;

•	incur additional indebtedness;

•	grant or permit to exist liens or enter into certain restricted contracts;

•	engage in transactions with affiliates;

•	make any material change to the nature of our business;

•	make a disposition of all or substantially all of our assets; or

•	enter into a merger, consolidate, liquidate, wind up or dissolve.

Furthermore, our credit facility contains covenants requiring us to maintain certain financial ratios related to our consolidated EBITDA, consolidated interest charges and consolidated funded indebtedness, as such terms are defined in our credit agreement.

Restrictions due to PAA’s indebtedness.  Although we are not contractually bound by and are not liable for PAA’s debt under its debt instruments, we are subject to and indirectly affected by certain prohibitions and limitations contained therein. These restrictions may prevent us from obtaining the most advantageous financing terms or from engaging in certain transactions that might otherwise be considered beneficial. See “Risk Factors — We are considered a subsidiary of PAA under its debt instruments and, as such, we may be directly or indirectly subject to and impacted by certain restrictions in PAA’s existing and future credit facilities and indentures. These restrictions may limit our access to credit, prevent us from engaging in beneficial activities, and in certain circumstances, require us to guarantee PAA’s indebtedness.” Although we believe that the restrictions in PAA’s debt instruments will not have a material impact on our operations or access to credit, no assurance can be given to that effect, and PAA’s ability to comply with any restrictions in PAA’s debt instruments may be affected by events beyond our control.

Potential PAA Financial Support

PAA may elect, but is not obligated, to provide financial support to us under certain circumstances, such as in connection with an acquisition or expansion capital project. Our partnership agreement contains provisions designed to facilitate PAA’s ability to provide us with financial support while reducing concerns regarding conflicts of interest by defining certain potential financing transactions between PAA and us as fair to our unitholders. In that regard, the following forms of potential PAA financial support will be deemed fair to our unitholders, and will not constitute a breach of any duty by our general partner, if consummated on terms not less favorable than those described below:

•	our issuance of common units to PAA at a price per common unit of no less than 95% of the trailing 20-day average closing price per common unit.

•	our borrowing funds from PAA on terms that include a tenor of no more than three years and a fixed rate of interest that is no more than 100 basis points higher than the lesser of (i) the fixed rate of interest incurred by PAA on any senior notes or other financial instruments issued by PAA to fund such loan to us or (ii) the weighted average of PAA’s outstanding senior note issues.

•	PAA may provide us or any of our subsidiaries with guaranties or trade credit support to support the ongoing operations of us or our subsidiaries; provided, that (i) the pricing for any such guaranties or trade credit support is no more than the cost to us of issuing a comparable letter of credit under our credit agreement, and (ii) any such guaranties or trade credit support are limited to ordinary course obligations of us or our subsidiaries and do not extend to indebtedness for borrowed money or other obligations that could be characterized as debt.

We have no obligation to seek financing or support from PAA on the terms described above or to accept such financing or support if offered to us. In addition, PAA will have no obligation to provide financial support under these or any other circumstances. We would anticipate that PAA would provide such support to us only if permitted under the relevant provisions of its debt instruments at the time. The existence of these provisions will not preclude other forms of financial support from PAA, including financial support on significantly less favorable terms under circumstances in which such support appears to be in our best interests.

In addition, following the completion of our issuance of common units in connection with an underwritten public offering, direct placement and/or private offering of common units, we may make a reasonably prompt redemption of a number of common units owned by PAA that is no greater than the aggregate number of common units issued to PAA pursuant to the first bullet above (taking into account any prior redemptions pursuant to this paragraph) at a price per common unit that is no greater than the price per common unit paid by the investors in such offering or placement, as applicable, less underwriting discounts and commissions or placement fees, if any. As with the transactions described in the bullets above, any such redemptions will be deemed fair to our unitholders and will not constitute a breach of any duty of our general partner.

Potential Impact of Recent Economic and Financial Market Trends.  During 2008 and the first portion of 2009, worldwide financial markets were extremely volatile, the economy weakened considerably and there was widespread uncertainty regarding the health and stability of our banking system and financial markets.

Early in 2009, capital markets access was very limited. As a result of substantial government intervention, the absence of another widespread calamity and the passage of time, panic subsided, and financial markets stabilized, successively becoming more and more favorable for capital formation over the remainder of 2009 and through the first few months of 2010.

In connection with this offering, we entered into a new $400 million revolving credit facility. We believe the borrowings available to us under this committed facility in combination with cash flow in excess of our distributions will enable us to fund our existing expansion activities for the next several years, while maintaining credit metrics consistent with our targeted credit profile. Funding of additional expansion activities or acquisitions will require us to access additional capital resources, which we intend to fund with approximately 60% equity capital and 40% debt capital. Although we believe that the equity and debt markets are currently available to us on reasonable terms, there can be no assurance that future market conditions will permit us to access capital to fund future acquisition and expansion activities.

We will not be unaffected by challenging economic and capital markets conditions or fluctuations in the price of natural gas; however, our business strategy and financial strategy are designed to help us manage through a volatile environment. In general, our assets and our business model benefit from volatility in the price of natural gas, whether natural gas prices are high or low relative to historical averages. Although an extended period of high gas prices would increase the cost of acquiring base gas and likely place upward pressure on the costs of associated expansion activities, such conditions would also result in higher competitive entry barriers and higher demand for contract renewals on our existing storage and planned storage. An extended period of low natural gas prices could adversely impact storage values for a time. Such conditions have typically been self correcting, as positive demand response typically results, increasing natural gas consumption and accentuating seasonal imbalances and the demand for storage. A low gas price environment also typically increases competitive entry barriers and reduces our cost of incremental base gas and storage construction costs.

We anticipate our future working capital needs will increase modestly in connection with our expansion into commercial optimization activities. Revenues generated from these activities will be influenced by natural gas prices, which have been volatile and unpredictable in the past. While we expect this volatility to continue in the future, we consider our exposure to commodity price risk not to be material based on the amount of revenues associated with these activities compared to our overall revenues and the fact that the balance of our revenues is fee-based.

See “Business — Our Financial Strategy” for a description of our financial strategy and “Risk Factors — Risks Related to Our Business.”

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contingencies

For a discussion of contingencies that may impact us, see Note 8 to our Consolidated Financial Statements.

Commitments

Contractual Obligations.  In the ordinary course of doing business we lease storage and transportation capacity from third parties. We also incur debt and interest payments. The following table includes our best estimate of the amount and timing of the payments due under our contractual obligations as of December 31, 2009 (in thousands):

	Total	2010	2011	2012	2013	2014	Thereafter

Long-term debt and interest payments(1)	$651,415	$—	$—	$—	$—	$651,415	$—
Leases — storage, transportation, other	51,118	16,103	11,822	10,522	6,228	4,448	1,995
Purchase obligations	41,718	23,512	1,556	1,800	1,800	1,800	11,250
Other long-term liabilities	1,097	—	808	145	137	4	3

Total	$745,348	$39,615	$14,186	$12,467	$8,165	$657,667	$13,248

(1)	Includes intercompany loan of $451 million and interest of 6.5% for 5 years entered into in connection with the PAA Ownership Transaction. The loan is represented by a demand note payable to PAA. PAA has issued a waiver stating that it will not demand payment during the year ended December 31, 2010, and PAA has indicated that it will not request repayment prior to December 31, 2013. In connection with the closing of this offering, we expect to repay approximately $385.2 million of this indebtedness. We expect that any intercompany indebtedness not repaid in connection with this offering will be extinguished and treated as a capital contribution and part of PAA’s investment in us.

Upon the consummation of this offering, we expect to incur long-term debt under our new credit facility of $200 million, which will be used, together with the net proceeds of this offering, to repay intercompany indebtedness owed to PAA. We expect the initial interest rate under our new credit facility to be LIBOR plus a margin of 2.5% and we expect the commitment fees will be approximately 0.4% on unborrowed commitments, subject in each case to adjustment based on our consolidated leverage ratio (as defined in our credit facility). Additionally, in connection with the closing of this offering, we will enter into an omnibus agreement with PAA pursuant to which, among other things, PAA’s general partner will provide to us certain general and administrative services and employees. Pursuant to the omnibus agreement, we will be obligated to reimburse PAA’s general partner for all reasonable costs and expenses incurred by it in connection with the performance of these services and for PAA’s provision of employees.

Quantitative and Qualitative Disclosures About Market Risk

From time to time, we may use derivative instruments to (i) manage our exposure to interest rates or natural gas prices associated with future base gas purchases and (ii) economically hedge the intrinsic value of our natural gas storage facilities.

Commodity Price Risk

Natural Gas.  We do not take title to the natural gas that we store for our customers and, accordingly, are not exposed to commodity price fluctuations on the gas that is stored in our facilities by our customers. Except for the base gas we purchase and use in our facilities, which we consider to be a long-term asset, and volume and pricing variations related to small volumes of fuel-in-kind natural gas that we are entitled to retain from our customers as compensation for our fuel costs, our current business model is designed to minimize our exposure to fluctuations in the outright price of natural gas. As a result, absent other market factors that could adversely impact our operations, changes in the price of natural gas should not materially impact our operations.

With respect to base gas, we typically use derivative instruments to hedge all or some portion of our anticipated base gas purchases. In addition, we periodically sell any fuel-in-kind volumes in excess of actual volumes needed for our facilities, and we may also purchase fuel in excess of our fuel-in-kind volumes to the extent such volumes are needed to operate our facilities.

Our derivatives at December 31, 2009 represented a net liability of $0.4 million; a 10% decrease in natural gas prices would result in an incremental liability of $0.3 million.

Oil.  We generate a relatively small amount of revenue through the sale of crude oil and liquids incrementally produced from our Bluewater facility and, accordingly, are exposed to commodity price fluctuations on the volumes of crude oil and liquids produced and sold from our Bluewater facility. Given the fact that crude oil sales generate a relatively small amount of our revenue and that the volumes produced are difficult to predict, we do not typically attempt to hedge the value of such sales.

Commercial Activities.  During 2010 we intend to establish a dedicated commercial marketing group that will capture short-term market opportunities by utilizing a portion of our owned or leased storage capacity for our own account and engaging in related commercial marketing activities. We will conduct these commercial activities within pre-defined risk parameters, and our general policy will be (i) to purchase natural gas only in situations where we have a market for such gas, (ii) utilize physical natural gas inventory and financial derivatives to manage and optimize seasonal and spread risks inherent in our operations and commercial management activities and to structure our transactions so that price fluctuations will not have a material adverse impact on our cash flow, and (iii) not to acquire or hold natural gas, futures contracts or other derivative products for the purpose of speculating on outright commodity price changes.

Revenues generated from these activities will be subject to the pricing of hydrocarbons, which has been volatile and unpredictable in the past. While we expect this volatility to continue in the future, we consider our exposure to commodity price risk not to be material based on the amount of revenues associated with these activities compared to our overall revenues and the fact that the balance of our revenues is fee-based.

Interest Rate Risk

Interest rates in recent years have been low compared to rates over the last 50 years. If interest rates were to rise, our financing costs would increase accordingly. Although increased borrowing costs could limit our ability to raise funds in the capital markets, we expect our competitors would be similarly affected.

Prior to the PAA Ownership Transaction, amounts outstanding under our credit facilities accrued interest at floating rates, which were hedged with interest rate swaps. In conjunction with the PAA Ownership Transaction, we entered into a note payable to PAA for approximately $421 million. The proceeds of the note payable were used to repay amounts borrowed under our then-existing credit facilities and related interest rate swaps. The note payable to PAA accrues interest at a fixed rate of 6.5%. At the closing of this offering, we will incur approximately $200 million of borrowings under a new credit facility, which will bear interest at floating rates. We intend to enter into interest rate swaps to fix the interest rate of borrowings under the new credit facility. If we fail to do so, to the extent the interest rate on borrowings under our new credit facility increases or decreases by 1%, interest on amounts outstanding will increase or decrease, respectively, by approximately $2 million.

Critical Accounting Policies and Estimates

Critical Accounting Policies

We have adopted various accounting policies to prepare our consolidated financial statements in accordance with GAAP. These critical accounting policies are discussed in Note 2 to our Consolidated Financial Statements.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities, at the date of the financial statements. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Although we believe these estimates are reasonable, actual results could differ from these estimates. The critical accounting estimates that we have identified are discussed below.

Fair Value of Assets and Liabilities Acquired and Identification of Associated Goodwill and Intangible Assets.  In accordance with FASB guidance regarding business combinations, with each acquisition, we allocate the cost of the acquired entity to the assets and liabilities assumed based on their estimated fair values at the date of acquisition. If the initial accounting for the business combination is incomplete when the combination occurs, an estimated provision will be recognized. This provision will be adjusted as if the amount was recognized when the combination occurred if material. We also expense the transaction costs as incurred in connection with each acquisition. In addition, we are required to recognize intangible assets separately from goodwill. Intangible assets with finite lives are amortized over their estimated useful lives as determined by management. Goodwill and intangible assets with indefinite lives are not amortized but instead are periodically assessed for impairment.

Impairment testing entails estimating future net cash flows relating to the asset, based on management’s estimate of market conditions including pricing, demand, competition, operating costs and other factors. Determining the fair value of assets and liabilities acquired, as well as intangible assets that relate to such items as customer relationships, contracts, and industry expertise involves professional judgment and is ultimately based on acquisition models and management’s assessment of the value of the assets acquired and, to the extent available, third-party assessments. Uncertainties associated with these estimates include assumptions regarding natural gas supply and demand, volatility and pricing of natural gas, economic obsolescence factors in the area and potential future sources of cash flow. Although the resolution of these uncertainties has not historically had a material impact on our results of operations or financial condition, we cannot provide assurance that actual amounts will not vary significantly from estimated amounts. We perform our goodwill impairment test annually (as of June 30) and when events or changes in circumstances indicate that the carrying value may not be recoverable.

We did not have any goodwill impairments in 2009, 2008 or 2007. See Note 2 to our Consolidated Financial Statements for a discussion of goodwill.

Property, Plant and Equipment and Depreciation Expense.  We compute depreciation using the straight-line method based on estimated useful lives. We periodically evaluate the estimated useful lives of our property, plant and equipment and revised our estimates in September 2009. Please read Note 2 to our Consolidated Financial Statements.

We also evaluate our property, plant and equipment for impairment when events or circumstances indicate that the carrying value of these assets may not be recoverable. The impairment evaluation is highly dependent on the underlying assumptions of related cash flows. We consider the fair value estimate used to calculate impairment of property, plant and equipment a critical accounting estimate. In determining the existence of an impairment in carrying value, we make a number of subjective assumptions as to:

•	whether there is an indication of impairment;

•	the grouping of assets;

•	the intention of “holding” versus “selling” an asset;

•	the forecast of undiscounted expected future cash flow over the asset’s estimated useful life; and

•	if an impairment exists, the fair value of the asset or asset group.

No impairments have been recorded since our inception.

Accruals and Contingent Liabilities.  We record accruals or liabilities including, but not limited to, insurance claims, asset retirement obligations, taxes and potential legal claims. Accruals are made when our assessment indicates that it is probable that a liability has occurred and the amount of liability can be reasonably estimated. Such accruals may include estimates and are based on all known facts at the time and our assessment of the ultimate outcome. Among the many uncertainties that impact our estimates are the necessary regulatory requirements for operating gas storage facilities, costs of medical care associated with worker’s compensation and employee health insurance claims, and the possibility of legal claims. Our estimates for contingent liability accruals are increased or decreased as additional information is obtained or resolution is achieved. Presently, there are no material accruals in these areas. Although the resolution of these uncertainties has not historically had a material impact on our results of operations or financial condition, we cannot provide assurance that actual amounts will not vary significantly from estimated amounts.

Equity Compensation Plan Accruals.  We will accrue compensation expense for outstanding equity awards granted under our Long Term Incentive Plan. Under generally accepted accounting principles, we are required to estimate the fair value of our outstanding equity awards and recognize that fair value as compensation expense over the service period. For equity awards that contain a performance condition, the fair value of the equity award is recognized as compensation expense only if the attainment of the performance condition is considered probable.

For equity compensation awards prior to this offering, the total compensation expense initially allocated to us by PAA over the service period is determined by multiplying PAA’s unit price by the number of equity awards that are expected to vest, plus our share of associated employment taxes. Uncertainties associated with these accruals include the actual unit price at time of vesting, whether or not a performance condition will be attained and the continued employment of personnel with outstanding equity awards.

We anticipate that, in connection with the closing of this offering, the board of directors of our general partner will grant awards to our key employees and our outside directors pursuant to the Long Term Incentive Plan. Certain of our key employees hold grants under PAA’s Long Term Incentive Plan. It is our intent to replace such grants with grants of equivalent value under our Long Term Incentive Plan.

We recognized total compensation expense of approximately $1.5 million, $0.3 million, $(0.1) million and $0.6 million in the 2009 Successor period, 2009 Predecessor period, and the years ended December 31, 2008 and 2007, respectively, related to equity awards granted under the various equity compensation plans, which are allocated to us by PAA. We cannot provide assurance that the actual fair value of our equity compensation awards will not vary significantly from estimated amounts. See Note 6 to our Consolidated Financial Statements.

Mark-to-Market Accrual.  In situations where we are required to mark-to-market derivatives pursuant to FASB guidance, the estimates of gains or losses at a particular period end do not reflect the end results of particular transactions, and will most likely not reflect the actual gain or loss at the conclusion of a transaction. We reflect estimates for these items based on our internal records and information from third parties. For our derivatives that are not exchange traded, the estimates we use are based on indicative broker quotations or an internal valuation model. Our valuation models utilize market-observable inputs such as price, volatility, correlation and other factors and may not be reflective of the price at which they can be settled due to the lack of a liquid market. Although the resolution of these uncertainties has not historically had a material impact on our results of operations or financial condition, we cannot provide assurance that actual amounts will not vary significantly from estimated amounts.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements that will impact us, see Note 2 to our Consolidated Financial Statements.

NATURAL GAS STORAGE INDUSTRY

Introduction

Natural gas storage facilities represent a critical component of the North American natural gas transmission and distribution system. These facilities provide an essential reliability cushion against unexpected disruptions in supply, transportation or markets and allow for the warehousing of gas to meet expected seasonal, monthly and daily variability in demand. The diagram below illustrates the position and function of natural gas storage within the natural gas market chain.

We believe that changes in natural gas markets over the last 25 years have contributed to a growing demand for natural gas storage services provided by independent storage operators like us, particularly with respect to strategically-located, high-performance facilities. Factors contributing to this growing market include (a) a major shift in the manner in which natural gas sales, transportation and storage are regulated; (b) changes in the manner of sale of natural gas, including the development of a futures market and a cash spot market; (c) changes in the composition of natural gas consumption and political and environmental pressures that appear to directionally support increased consumption of natural gas; and (d) the dynamic and evolving profile of various sources of natural gas supply. The overview below provides additional information regarding the current and potential demand for storage as well as the various types of natural gas storage facilities, the services they provide and other related information.

Overview

Historical Context.  The current market environment for natural gas storage has evolved significantly since the 1970s as the market for natural gas has become less regulated. During this time period, various developments have contributed to the emergence of an open and less regulated market for natural gas sales and natural gas storage, including:

•	interstate pipelines and intrastate utilities were required to “unbundle” their merchant, transportation and storage services, allowing storage services to be provided by non-pipeline service providers at “market-based rates” (as opposed to traditional cost-of-service based rates);

•	“take-or-pay” contracts were eliminated through a combination of regulation and litigation. Under take-or-pay arrangements, purchasers would pay for a minimum quantity of natural gas during a contract year even if the actual amount of gas received by the purchaser was less than the stated

minimum. These contracts permitted purchasers to effectively dictate sellers’ production schedules, directing the producers as to when to turn on or turn off their contracted wells. Excess production capacity of sellers represented significant “in situ” natural gas storage capacity and deliverability that was utilized by purchasers to meet seasonal or other peak demand requirements. The elimination of these contractual arrangements afforded sellers the ability to produce natural gas on a year-round basis and contract directly with end-users;

•	a spot market for natural gas developed and the NYMEX introduced the natural gas futures contract in April 1990; and

•	primarily as a result of continuous production and direct competition among gas sellers, natural gas prices fell and consumption increased. According to the EIA, natural gas consumption increased an average of 1% annually from 1990 to 2008.

Over this same time period, the purpose and use of natural gas storage has evolved, expanding from a service that was used almost exclusively by local distribution companies and pipelines to balance seasonal or other demand variations, as well as to balance system loads and facilitate pipeline movements, into a service that is used by a wider variety of customers. These expanded services developed for multiple commercial purposes, including:

•	to ensure fuel availability for peak loads by gas-fired power generation;

•	to reduce the impact of supply interruptions in the Gulf of Mexico resulting from hurricanes and other severe weather;

•	to accommodate increased balancing requirements associated with erratic and rapidly declining initial production profiles of new wells in developing shale resource plays or wells that needed to produce continuously without regard to current market demand or price in order to optimize recovery;

•	to contribute to the commercial optimization activities of natural gas suppliers and consumers or financial arbitrage and risk management activities of commodity traders and other market participants;

•	to facilitate storage and distribution of intermittent LNG cargoes; and

•	to manage the variability of solar and wind power generation by providing a back-up fuel source to support gas-fired power generating facilities.

As a result of the increased consumption of natural gas over the last two decades, the changes in domestic production capacity and the increased demand for natural gas storage services from a wide variety of market participants, natural gas storage currently plays a critical role in maintaining the reliability and availability of gas supplies in North America.

Storage Services.  Storage operators compete for customers based on geographical location, which determines connectivity to pipelines and proximity to supply sources and end-users, as well as operating reliability and flexibility, price, available capacity and service offerings. Services provided by storage operators typically include “firm storage services” and “hub services.”

•	Firm Storage Services. Customers pay a fixed monthly capacity reservation fee in exchange for an assured or “firm” right to store, inject or withdraw specified volumes for specified periods of time. Capacity reservation fees are payable without regard to the amount of storage capacity actually utilized. Firm storage customers also typically pay “cycling fees” based on the volume of natural gas nominated for injection and/or withdrawal on any given day.

•	Hub Services. Hub services include (i) “interruptible” storage services pursuant to which customers receive only limited assurances regarding the future availability of capacity in a storage facility and pay fees based on their actual utilization of storage capacity and services, (ii) “park and loan” services, pursuant to which customers pay fees for the right to store gas in (park), or borrow gas from (loan), a storage facility and (iii) “wheeling and balancing” services pursuant to which customers pay fees for the right to move a volume of gas through a storage facility from one interconnection point to another and true up their deliveries of gas to, or takeaways of gas from, a storage facility.

From the storage operator’s perspective, having a diverse customer group that requires a variety of storage services is important to maximizing asset utilization and capturing incremental revenue opportunities while minimizing costs.

Types of Storage Facilities.  Natural gas is typically stored underground in depleted reservoirs, aquifers or salt caverns. In any non-salt cavern underground storage facility, there is a certain amount of natural gas that may never be extracted, referred to as physically unrecoverable, or permanent, natural gas. In addition to this permanent gas, underground storage facilities contain what is known as base gas, or cushion gas. This is the volume of gas that is injected into a storage facility to maintain adequate pressure and deliverability rates, especially throughout the withdrawal season. In general, working gas is the volume of natural gas in a storage facility at a given point in time that exceeds the amount of base gas and, if applicable, physically unrecoverable gas. Assuming adequate operating pressures, working gas is the amount of gas that can be extracted during the normal operation of the facility. References to the capacity of a storage facility typically refer to its working gas capacity.

Based on our review of publicly available information, we estimate that depleted natural gas or oil reservoirs comprise approximately 85% of total working gas storage capacity in the United States. Depleted reservoir facilities are prevalent in the producing regions of the United States, primarily the Northeast, Midwest, Gulf Coast and West Coast regions. Aquifer storage facilities are primarily located in the Midwest. Most salt-cavern storage facilities have been developed in salt-dome formations located along the Gulf Coast, with more limited development in bedded salt formations located in Northeastern, Midwestern and Southwestern states. Based on our review of publicly available information, we estimate that natural aquifers and salt caverns comprise approximately 9% and 6%, respectively, of total working gas storage capacity in the United States.

The key distinguishing operational characteristics of any given storage facility, aside from its overall capacity, are its peak injection and withdrawal rates, which dictate the number of times during a given year that a facility is capable of being “turned” or “cycled” (i.e., completely filled with injections of working gas and then completely emptied by withdrawals) and its connectivity to different pipelines and/or markets. Higher peak injection and withdrawal rates and access to multiple markets provide storage users with greater commercial and operational flexibility and, accordingly, command higher storage rates. Salt caverns are voided underground spaces and natural gas can be freely injected into and withdrawn from such caverns with the aid of compression. Conversely, depleted reservoirs and aquifers store natural gas within pore spaces in rock formations and the ability of natural gas to move into and out of the facility is limited by the permeability of the applicable formations, even with the aid of compression. As a result, salt caverns generally have significantly higher peak injection and withdrawal rates, and can be cycled more times per year, than depleted reservoirs and aquifers.

Other important characteristics of storage facilities include the overall cost of developing the facility, including base gas requirements and geological risk.

•	Cost to Develop. The primary categories of cost associated with the development of natural gas storage facilities are (i) real and personal property acquisition costs, (ii) equipment purchase costs, (iii) costs associated with construction, and (iv) the cost of acquiring base gas, which is required to maintain operating pressures and allow for working gas withdrawals. With respect to construction and other non-base gas costs, depleted reservoir facilities are usually the least expensive to develop as portions of existing pipeline and facility infrastructure related to prior production operations can often be used in connection with the development and operation of a depleted reservoir facility, reducing up-front infrastructure costs. In terms of base gas costs, which represent an additional up-front investment cost for a storage facility operator, according to a 2004 FERC report on underground natural gas storage, salt caverns typically require the lowest levels of base gas at approximately 20 to 30% of total gas capacity. By comparison, depleted reservoirs typically require approximately 50% base gas and aquifers may require up to 80% base gas.

•	Geological Risks. A critical attribute of any underground gas storage facility is the integrity of the geological structure in which the natural gas is stored. The geology of depleted reservoirs is typically well understood and the risk of gas leaks is relatively low given their prior natural use for storing hydrocarbons. The risk of gas leaks from salt caverns is also relatively low given that the walls of a properly constructed salt cavern provide a non-porous seal that reduces the likelihood of gas leaks. Aquifers typically have a higher level of geological risk because they have not previously been used to store hydrocarbons.

Barriers to Entry.  Although competition within the storage industry is robust, there are significant barriers to entering the natural gas storage business. These barriers include:

•	Costs and Execution Risk. The costs of developing and constructing an underground storage facility are significant and highly variable, depending on drilling costs, subsurface issues, raw water availability, brine disposal arrangements, compression requirements, costs of establishing interconnects and other factors. In addition, the creation of all three types of storage facilities involves significant execution risk with respect to drilling and completing wells and related sub-surface activities.

•	Time Commitment. The length of time required to permit and develop a new project and place it into service can be long and unpredictable, generally ranging from two to four years or more, depending on the type of facility, location, permitting issues, subsurface issues and other factors.

•	Financing. The magnitude and uncertainty of capital costs, length of the permitting and development cycle and scheduling uncertainties associated with gas storage development present significant project financing challenges. In recent years, the tightening of credit markets has led to a reduction in the amount of capital available for natural gas storage projects.

•	Finite Number of Sites. Finding and developing new gas storage facilities, or acquiring existing facilities, is extremely competitive given that there are a finite number of sites that possess the requisite characteristics in terms of proximity to pipelines and load centers, operational flexibility, geological characteristics and overall risk/return profile.

•	Required Expertise. Specialized expertise is required to identify market areas that require or will support additional storage capacity. In addition, acquiring, developing and operating natural gas storage facilities involves identifying, assessing and managing significant geological and other risks that require specialized industry knowledge and experience, including in the areas of reservoir engineering and geology, cavern or reservoir development and construction, and gas compression, handling, treating and transportation. Because there is significant market demand for this combination of skill sets and individuals with such skills sets are in short supply, finding and retaining management and operational personnel is highly competitive.

Drivers of Demand for Storage.  The long-term demand for storage services in the United States is driven primarily by the long-term demand for natural gas and the overall lack of balance between the supply of and demand for natural gas on a seasonal, monthly, daily or other basis. In general, to the extent the overall demand for natural gas increases and such growth includes higher demand from seasonal or weather-sensitive end-users (such as gas-fired power generators and residential and commercial consumers), demand for natural gas storage services should also grow. In addition, any factors that contribute to more frequent and severe imbalances between the supply of and demand for natural gas, whether caused by supply or demand fluctuations, should increase the need for and value of storage services.

Natural Gas Demand.  According to the EIA, as shown in the chart below, during the period from 1998 through 2008, natural gas consumption increased by 4.1% overall from an average of approximately 60.9 Bcf per day in 1998 to an average of approximately 63.4 Bcf per day in 2008. Although the change in consumption levels during this period was variable on a year-to-year basis, growth was highest in the seasonal and weather-sensitive electric power generation and commercial/residential sectors, where consumption grew by approximately 45.2% and 6.2%, respectively. The growth in these sectors was partially offset by an approximate 20.5% decline in gas consumption in the less seasonal industrial sector.

Percentage Change In Consumption 1998-2008:

Residential & Commercial	6.2%
Industrial	−20.5%
Electric Power	45.2%
Total Consumption	4.1%

Source: derived from EIA data

Despite the increased use of natural-gas fired generation during the summer cooling months and the recent trend of warmer winters, the seasonality of natural gas consumption has remained strong. According to EIA data, during the last decade, consumption during the winter months averaged approximately 40% more than consumption during the summer months. This seasonal trend is reflected in the chart below, which shows annual U.S. natural gas consumption by sector for the period January 2004 to October 2009.

Annual U.S. Natural Gas Consumption by Sector

Note: Supply includes lower 48 state production, net pipeline imports, and LNG imports.

Source: Derived from EIA data	Updated March 5, 2010

Looking forward, publications by the EIA and other industry sources forecast that long-term demand for natural gas will continue to grow and that the historical trend of growth in natural gas demand from seasonal and weather-sensitive consumption sectors will also continue. Among the various factors that we believe support these forecasts are (i) expectations of continued growth in the U.S. gross domestic product, which has a significant influence on long-term growth in natural gas demand, (ii) an increased likelihood that regulatory and legislative initiatives regarding U.S. carbon policy will drive greater demand for cleaner burning fuels like natural gas, (iii) increasing acceptance of the view that fossil fuels will continue to provide the vast majority of total energy used in the U.S. for the foreseeable future and that natural gas is a clean and abundant domestic fuel source that can lead to greater energy independence for the U.S. by reducing its dependence on imported petroleum, and (iv) continued growth in electricity generation from intermittent renewable energy sources, primarily wind and solar energy, for which natural-gas fired generation is a logical back-up power supply source.

Natural Gas Supply.  The extent to which natural gas supplies are available on a seasonal or shorter-term basis to meet the demand for natural gas consumption directly impacts the demand for storage; however, storage capacity is required in both an oversupplied and an undersupplied natural gas market. In market conditions where there is insufficient domestic production and import supply to meet demand, natural gas must be withdrawn from storage to balance the market. Conversely, in market conditions where there is excess domestic production and import supply relative to demand, natural gas must be injected into storage to balance the market or domestic production and imports must be reduced.

For the foreseeable future, we believe there will be ample supplies of natural gas from a combination of domestic production, pipeline imports and waterborne imports of LNG. We also believe, however, that it is difficult to predict the extent to which domestic production from unconventional shale resources and LNG imports will increase or decrease and that this “source of supply uncertainty” adds an element of volatility to natural gas markets that will drive greater demand for storage services, especially from well-positioned, high-performance facilities that can provide customers with access to both LNG imports and shale production.

•	Near-Term Domestic Production Growth. For the majority of the last decade, domestic production has been relatively flat and has failed to keep pace with domestic consumption. Over the past few years, however, domestic production has been growing, primarily due to increases in production from developing shale resource plays. According to EIA data, during the two-year period from January 1, 2007 through December 31, 2008 domestic production of natural gas increased by an average of approximately 5% per annum and estimates of proved natural gas reserves increased by an average of approximately 7.6% per annum, in each case largely due to continued development of shale resources. Beginning in 2007, leasing and development activities increased in a number of new shale resource plays, which in 2009 caused the EIA to significantly increase its outlook for domestic natural gas production. Notably, the typical production profile for shale production is short lived with initial high levels of production and steep declines thereafter. For this reason, and because producing gas from shale formations is generally more complex and expensive than conventional onshore production, it is difficult to predict future shale resource production levels with certainty.

•	LNG Supplies. In addition to the emergence of domestic shale plays as a significant supply source, over the past several years, the U.S. has developed significant infrastructure for the import of LNG. In recent years, U.S. and Canadian LNG imports have averaged an aggregate of approximately 1 to 3 Bcf per day, while the total LNG import capacity of U.S. and Canadian infrastructure is approximately 16 Bcf per day. In addition, incremental U.S. and Canadian capacity is scheduled to come online over the next few years.

•	Supply Variability and Uncertainty. We believe this “source of supply” uncertainty and potential variability related to both domestic production and LNG imports will continue for the foreseeable future, and will contribute to the volatility of natural gas markets and support continued demand for storage capacity, especially high-deliverability storage that provides customers with greater flexibility to access both domestic production from shale resources and LNG imports.

Supply of Storage Capacity.  An important factor in determining the value of storage is whether there is a surplus or shortfall of storage capacity relative to the overall demand for storage services in a given market area. In general, on a relative basis, storage values will be lower in markets that are oversupplied with storage than in markets where storage capacity is in short supply. The extent to which markets are oversupplied or undersupplied will fluctuate in response to significant variations in natural gas supply and demand.

The EIA reports two measures of aggregate peak storage capacity for the U.S.: working gas design capacity and demonstrated non-coincidental peak storage capacity. Working gas design capacity is a measure based on the design capabilities of all U.S. storage facilities whereas demonstrated peak capacity is based on the non-coincidental peak storage volumes for each of these facilities over the last five years (i.e., the sum of maximum volumes stored at each facility at any time within the five-year period). According to the EIA, the aggregate peak working gas capacity of the U.S. underground natural gas storage market is approximately 4.3 Tcf using the design capacity methodology and 3.9 Tcf using the non-coincidental peak storage methodology. A comparison of actual peak storage inventory levels to working gas design capacity and demonstrated non-coincidental peak storage capacity since 2005 suggests that since 2005, peak storage utilization as a percentage of peak storage capacity has increased using both EIA measures of aggregate peak storage capacity. Utilization has increased from 82% to 89% using the working gas design capacity measure and from 91% to 99% using the demonstrated non-coincidental peak storage capacity measure. While both measures have merits, we believe the non-coincidental peak storage measure is a better directional indicator of true useable storage capacity due to the fact that working gas design capacity is based on “design” parameters and does not take into account operational, logistical and other practical constraints. The graph below illustrates the relationship between actual peak storage inventory levels and non-coincidental peak storage levels between 2005 and 2009 based on EIA data, and also reflects the 3.84 Tcf record level of working gas stored in underground storage facilities on November 27, 2009.

U.S. Working Gas Capacity (Non-Coincidental Peak
Levels and Design Capacity) vs. Peak Storage Inventory Levels (2005-2009)

Source: derived from EIA data

Although the above chart suggests that storage utilization is high and the current market for storage capacity may be approaching an undersupplied state, future market conditions will be determined both by the future demand for storage as well as the net amount of storage capacity that is added in future years. From a storage operator’s perspective, an “over-build” of storage capacity would reduce storage values by putting downward pressure on the rates that storage providers are able to charge for new contracts on uncontracted capacity and renewal contracts with existing customers whose contracts are approaching expiration. Conversely, a continuation of an undersupplied storage market would imply higher values and rates for new contracts and renewals of expiring contracts.

Following the FERC’s change in policies and practices with respect to natural gas storage in the late 1990s and early 2000s, there has been a significant increase in the number of permits requested and issued for new storage facilities. For example, according to FERC data, since 2000, permits have been issued by the FERC for new interstate gas storage facilities or expansions in the Gulf Coast (excluding intrastate facilities and FERC pre-filings for additional storage capacity) representing aggregate additional working gas capacity of approximately 576 Bcf. However, through January 2010, based on our review of publicly available FERC filings and other publicly available data, we estimate that only approximately 153 Bcf, or 27%, of such permitted capacity has been placed in service, which leaves approximately 423 Bcf of permitted Gulf Coast capacity that has not yet been placed in service.

While it is difficult to predict when, and how much of, such “permitted but not yet in service” capacity will ultimately be placed in service, based on our review of publicly available FERC filings and other publicly available data, a significant number of these Gulf Coast projects have experienced delays and some of them have been abandoned. These delays and abandonments are due to a variety of factors, including geological issues, permitting delays, financing issues, landowner and public relations issues, construction issues and operating challenges.

We believe that these types of challenges will continue to affect storage capacity development in the U.S. and will result in a number of new projects being placed in service later than initially forecast or at lesser volumes of working capacity than the backlog of permitted projects indicates. As a result, we believe there will continue to be market demand for the services we provide.

BUSINESS

Overview

We are a fee-based, growth-oriented Delaware limited partnership formed by Plains All American to own, operate and grow the natural gas storage business that PAA acquired in 2005 and has continuously operated since that time. Our business consists of the acquisition, development, operation and commercial management of natural gas storage facilities. We currently own and operate two natural gas storage facilities located in Louisiana and Michigan that have an aggregate working gas storage capacity of 40 Bcf and an aggregate peak injection and withdrawal capacity of 1.7 Bcf per day and 3.2 Bcf per day, respectively. We also lease storage capacity and pipeline transportation capacity from third parties from time to time in order to increase our operational flexibility and enhance the services we offer our customers. As of April 1, 2010, we had 5.3 Bcf of storage capacity under lease from third parties and had secured the right to 286 MMcf per day of firm transportation service on various pipelines. Substantially all of our revenues are derived from the provision of firm storage services under multi-year, fee-based contracts.

Our business has expanded rapidly since its inception in 2005, primarily through organic growth initiatives. We have grown our storage capacity from 20 Bcf as of December 31, 2005 to 40 Bcf as of December 31, 2009, and we expect this growth to continue at a rapid pace as we complete our planned expansions over the next several years. Our expansion plans include an additional 31 Bcf of working gas storage capacity, 28 Bcf of which we expect to place into service by mid-2012, including 10 Bcf of new capacity that is substantially complete and that we currently expect to place into service during the second quarter of 2010. Our target is to increase our total capacity to 68 Bcf by mid-2012, representing a 70% increase in storage capacity from year-end 2009 levels. Through our current assets and proposed expansions, we believe we are well-positioned to benefit from the anticipated long-term growth in demand for natural gas storage capacity and services in North America.

Our Assets

We own 100% of the Pine Prairie facility, which is a recently constructed, high-deliverability salt-cavern natural gas storage complex located in Evangeline Parish, Louisiana, and 100% of the Bluewater facility, which is a depleted reservoir natural gas storage complex located approximately 50 miles from Detroit in St. Clair County, Michigan. The following table contains certain information regarding our Pine Prairie and Bluewater storage facilities:

	Working Gas		Peak Injection		Peak Withdrawal		Compression
Facility Name and Type	Capacity (Bcf)		Rate (Bcf/d)		Rate (Bcf/d)		(Horsepower)

Pine Prairie (salt-cavern)
Existing facility	14		1.2		2.4		32,000
Planned expansion	31	(1)	1.2	(2)	0.8	(2)	56,250	(3)

Subtotal:	45		2.4		3.2		88,250

Bluewater (depleted reservoir)
Existing facility	26		0.5		0.8		13,350
Planned expansion	2	(4)	—		—		—

Subtotal:	28		0.5		0.8		13,350

Total (both facilities)	73		2.9		4.0		101,600

(1)	We expect to place 10 Bcf into service in the second quarter of 2010, 18 Bcf by mid-2012 and the final 3 Bcf will be added ratably through 2016.

(2)	We expect to complete these expansions of peak injection and withdrawal capabilities by mid-2011.

(3)	Of this aggregate expected increase in compression, 16,000 horsepower is on location with installation targeted for April 2010. With respect to the remaining compression capacity, we expect 23,000 horsepower to be in place by mid-2011, and an additional 17,250 horsepower to be in place by mid-2012.

(4)	We expect to place this expansion in working gas capacity into service ratably over a 10-year period beginning in 2011 in connection with a planned liquids removal project.

Pine Prairie.  As a strategically-located, high-deliverability storage facility, Pine Prairie has attracted a diverse group of customers, including utilities, pipelines, producers, power generators, marketers and LNG importers, whose storage needs include both traditional seasonal storage services and short-term storage services. Pine Prairie is strategically positioned relative to several major market hubs, including:

•	the Henry Hub, which is the delivery point for NYMEX natural gas futures contracts and is located approximately 50 miles southeast of Pine Prairie;

•	the Carthage Hub in east Texas, which is located approximately 150 miles northwest of Pine Prairie; and

•	the Perryville Hub in north Louisiana, which is located approximately 130 miles north of Pine Prairie.

Pine Prairie’s pipeline header system, which includes an aggregate of 74 miles of 24-inch diameter pipe located within a 20-mile radius of Pine Prairie, is directly connected to eight large-diameter interstate pipelines through nine interconnects that service both conventional and unconventional natural gas production in Texas and Louisiana, including production from existing and emerging shale plays, as well as Gulf of Mexico production and LNG imports. These interconnects also provide direct or indirect access to each of the market hubs described above and to consumer and industrial markets in the Gulf Coast, Midwest, Northeast and Southeast regions of the United States. This interconnectivity, combined with existing compression capacity and approximately 50 MMcf per day of leased third-party pipeline transportation capacity as of December 31, 2009, gives Pine Prairie the operational flexibility to receive from and deliver to multiple pipelines simultaneously.

Pine Prairie has a total current working gas storage capacity of 14 Bcf in two caverns, and planned expansions that will increase Pine Prairie’s total capacity to 42 Bcf by mid-2012 and 45 Bcf by mid-2016 (see table above). Subject to market demand, project execution, sufficient pipeline capacity, available financing and receipt of future permits, we have the property rights and operational capacity to expand our Pine Prairie facility significantly beyond our current permitted capacity of 48 Bcf. Taking these considerations into account and with certain infrastructure modifications, we currently estimate that Pine Prairie could support in excess of 15 salt caverns and an aggregate storage capacity of over 150 Bcf.

Bluewater.  Bluewater is located in the State of Michigan, which contains more underground natural gas storage capacity than any other state in the U.S. according to EIA data, and primarily services seasonal storage needs throughout the Midwestern and Northeastern portions of the U.S. and the Southeastern portion of Canada. Accordingly, Bluewater’s customers consist primarily of pipelines, utilities and marketers seeking seasonal storage services. Bluewater’s 30-mile, 20-inch diameter pipeline header system is supported by 13,350 horsepower of compression and connects with three interstate and three natural gas utility pipelines that provide access to the major market hubs of Chicago, Illinois and Dawn, Ontario, which supply natural gas to eastern Ontario and the northeastern United States. These interconnects also provide access to natural gas utilities that serve local markets in Michigan and Ontario.

As indicated in the table above, Bluewater has total working gas storage capacity of approximately 26 Bcf in two depleted reservoirs and we expect to increase Bluewater’s working gas capacity by 2 Bcf ratably over a 10-year period beginning in 2011 as a result of a planned liquids removal project. Bluewater also leases third-party storage capacity and pipeline transportation capacity from time to time to increase its operational flexibility and enhance its service offerings. As of April 1, 2010, we had leased approximately 5.3 Bcf of additional capacity at third-party natural gas storage facilities as well as 236 MMcf per day of related pipeline transportation capacity.

Our Operations

We provide natural gas storage services to a broad mix of customers, including local gas distribution companies, or LDCs, electric utilities, pipelines, direct industrial users, electric power generators, marketers, producers, LNG importers and affiliates of such entities. Our storage rates are regulated under Federal Energy Regulatory Commission, or FERC, rate-making policies, which currently permit our facilities to charge market-based rates for our services.

We generate revenue almost exclusively through the provision of fee-based gas storage services to our customers. For the year ended December 31, 2009, approximately 99% of our total revenue was derived from fee-based storage activities, with the remaining approximately 1% primarily attributable to the sale of liquid hydrocarbons incidentally produced in connection with the operation of our depleted reservoir storage facilities at Bluewater as well as other fuel and derivative related net gains and losses. Our revenues from fee-based gas storage services are derived from both “firm storage services” and “hub services.”

•	Firm Storage Services. Firm storage services include (i) storage services pursuant to which customers receive the assured or “firm” right to store gas in our facilities over a multi-year period and (ii) seasonal “park and loan” services pursuant to which customers receive the “firm” right to store gas in (park), or borrow gas from (loan), our facilities on a seasonal basis. Under our firm storage contracts, our customers are obligated to pay us fixed monthly capacity reservation fees, which are owed to us regardless of the actual storage capacity utilized. At Pine Prairie, our firm storage contracts typically have terms of 3 to 5 years, while at Bluewater terms generally range from 1 to 3 years. As of April 1, 2010, the weighted average remaining tenor of our existing portfolio of firm storage contracts is approximately 3.7 years at Pine Prairie and approximately 2.2 years at Bluewater. Under our firm storage contracts, we also typically collect a “cycling fee” based on the volume of natural gas nominated for injection and/or withdrawal and retain a small portion of natural gas nominated for injection as compensation for our fuel use. For the year ended December 31, 2009, approximately 92% of our total revenue was derived from firm storage services.

•	Hub Services. We also generate revenue from the provision of “hub services” at our facilities. Hub services include (i) “interruptible” storage services pursuant to which customers receive only limited assurances regarding the availability of capacity in our storage facilities and pay fees based on their actual utilization of our assets, (ii) non-seasonal “park and loan” services and (iii) “wheeling and balancing” services pursuant to which customers pay fees for the right to move a volume of gas through our facilities from one interconnection point to another and true up their deliveries of gas to, or takeaways of gas from, our facilities. For the year ended December 31, 2009, approximately 7% of our total revenue was derived from hub services.

We believe that the high percentage of our baseline cash flow derived from fixed-capacity reservation fees under multi-year contracts with a diverse portfolio of customers stabilizes our cash flow profile and substantially mitigates the risk to us of significant negative cash flow fluctuations caused by changing supply and demand conditions and other market factors. For additional information about our contracts, please read “Business — Contracts.”

Our Business Strategy

Our principal business strategy is to capitalize on the anticipated long-term growth in demand for natural gas storage services in North America by owning and operating high-quality natural gas storage facilities and providing our current and future customers reliable, competitive and flexible natural gas storage and related services. In executing this strategy, we intend to expand the scope and scale of our business, grow our earnings and cash flow and increase the amount of cash distributions we make to our unitholders over time. Our plan for executing this strategy includes the following key components:

•	Optimizing our existing natural gas storage facilities. We are constantly seeking to optimize the performance and profitability of our existing natural gas storage facilities. Our primary commercial objective is to generate a significant portion of our revenues by committing a high percentage of our storage capacity under multi-year firm storage contracts at attractive rates. As of April 1, 2010, approximately 96% of our owned and leased total working gas capacity, which includes the 10 Bcf of additional capacity expected to be placed into service during the second quarter of 2010, was committed under our existing portfolio of firm storage contracts with a weighted average remaining tenor of approximately 3.7 years at Pine Prairie and approximately 2.2 years at Bluewater. We also provide our customers with a variety of hub services that are designed to accommodate customer needs, maximize the utilization of our assets and optimize our earnings and cash flow. For example:

•	If firm storage customers are not utilizing all of their firm capacity, we can offer such capacity to other customers on a short-term, interruptible basis, earning fees to the extent our capacity is actually utilized.

•	We offer various “hub services,” pursuant to which we earn fees for (i) allowing customers to “park” their gas in our facilities on a short-term basis, (ii) loaning gas to customers for relatively short periods of time and (iii) providing wheeling and balancing services to customers through the use of our header system.

Operationally, we seek to optimize our profitability by executing various initiatives that increase our efficiency, reliability and flexibility. For example:

•	Daily we manage the gas flows through our facilities to reduce our overall costs and optimize our use of compression. This is accomplished by aggregating and offsetting customer nominations to reduce required physical flows, scheduling our wheeling services to take advantage of pressure differentials across our system and sequencing our gas movements to increase the efficiency of compressor usage.

•	In 2009 we installed back-up generators that enable us to run our gas handling facility and pipeline interconnects at Pine Prairie in the event of a power interruption.

•	Subject to receipt of applicable approvals, our planned expansion to five caverns at Pine Prairie will include electric compression, which will diversify our existing portfolio of natural-gas fired compression and provide us with the flexibility to run more efficiently.

•	Organically expanding our existing natural gas storage facilities. Our existing assets enable us to expand our storage capacity on what we believe to be attractive economic terms. Our current expansion plans include the addition of 31 Bcf of working gas storage capacity at our Pine Prairie facility, 28 Bcf of which we expect to place into service by mid-2012, including 10 Bcf of new capacity that is substantially complete and that we currently expect to place into service during the second quarter of 2010. We have received all applicable federal, state and local approvals required to construct these expansions (including FERC and Louisiana Department of Natural Resources) and, when complete, we will have five salt caverns in service and 45 Bcf of working gas storage capacity at Pine Prairie. Subject to market demand, project execution, sufficient pipeline capacity, available financing and receipt of future permits, we have the property rights and operational capacity to expand our Pine Prairie facility significantly beyond our current permitted capacity of 48 Bcf. Taking these considerations into account and with certain infrastructure modifications, we currently estimate that Pine Prairie could support in excess of 15 salt caverns and an aggregate storage capacity of over 150 Bcf. In addition, we are currently pursuing a liquids removal project to expand our storage capacity at our Bluewater facility by 2 Bcf ratably over a 10-year period beginning in 2011.

•	Pursuing strategic and accretive acquisition or development projects. We continually evaluate opportunities to acquire or develop new natural gas storage facilities in our existing and new markets. In general, we are seeking acquisition or development opportunities that will be accretive (or result in an increase in distributable cash flow on a per unit basis) and that will add natural gas storage assets or facilities that either complement our existing assets or strategically enhance our overall business by facilitating our entry into a desirable new market, diversifying our customer base or positioning us for future growth. Working with PAA, we are currently involved in discussions and, in certain cases negotiations, with a number of potential sellers regarding the purchase of natural gas storage assets. Although there can be no assurances that viable acquisition or development opportunities will continue to be available to us or that we will ultimately be able to consummate any of the transactions currently being considered, we believe the combination of strong long-term fundamentals for natural gas demand and storage services coupled with the fragmented nature of the gas storage business should result in a variety of acquisition and/or development opportunities for us to consider. In addition, over time and working in conjunction with PAA, we intend to evaluate opportunities to acquire or develop other natural gas-related assets or businesses that complement our natural gas storage business and allow us to leverage our asset base and industry experience.

•	Leasing storage capacity and transportation services from third parties to enhance operational flexibility. In order to supplement our owned storage capacity, increase our operating flexibility, enhance the services that we are capable of offering to our customers and optimize the commercial performance of our assets, we periodically lease storage and/or transportation capacity from third parties. As of April 1, 2010, we had 5.3 Bcf of storage capacity under lease from third parties and had secured the right to 286 MMcf per day of firm transportation service on various pipelines.

•	Utilizing a portion of our owned and leased storage capacity to enhance our commercial management activities. Similar to the business model successfully employed by PAA, and without altering our basic commercial strategy of committing a high percentage of our storage capacity under multi-year firm storage contracts at attractive rates, during 2010 we intend to establish a dedicated commercial marketing group that will capture short-term market opportunities by utilizing a portion of our owned or leased storage capacity for our own account and engaging in related commercial marketing activities. Consistent with PAA’s experience marketing crude oil and refined products, we believe a dedicated commercial marketing group that has a consistent presence in our markets will enhance our ability to properly price our storage and hub service offerings and will increase our earnings by capitalizing on volatility and inefficiencies in the natural gas markets. We will conduct these commercial activities within pre-defined risk parameters, and our general policy will be (i) to purchase natural gas only in situations where we have a market for such gas, (ii) to utilize physical natural gas inventory and financial derivatives to manage and optimize seasonal and spread risks inherent in our operations and commercial management activities and to structure our transactions so that commodity price fluctuations will not have a material adverse impact on our cash flow and (iii) not to acquire or hold natural gas, futures contracts or other derivative products for the purpose of speculating on outright commodity price changes.

Our Financial Strategy

Important factors to successfully grow our business will be our ability to maintain a competitive cost of capital and sufficient access to the capital markets. These factors will be significantly influenced by our ability to grow our distribution to unitholders, maintain a solid credit profile and ultimately achieve and maintain an investment-grade credit rating.

Targeted Credit Profile.  We have targeted a general credit profile that has the following attributes:

•	a long-term debt-to-total capitalization ratio of 40% or less;

•	an average long-term debt-to-Adjusted EBITDA multiple of approximately 3.5x (Adjusted EBITDA is earnings before interest expense, taxes, depreciation, depletion and amortization, equity compensation plan charges, gains and losses from derivative activities and selected items that are generally unusual or non-recurring); and

•	an average Adjusted EBITDA-to-interest coverage multiple of approximately 3.3x or better.

When considered together with what we believe to be the relatively low risk profile of our business, we believe this credit profile is consistent with an investment grade credit rating. In combination with our intent to maintain a high percentage of storage capacity under multi-year contracts, this credit profile should also provide flexibility if storage markets become oversupplied and position us to take advantage of attractive acquisition opportunities.

In order for us to maintain our targeted credit profile, we generally intend to fund approximately 60% of the capital required for expansion and acquisition projects through a combination of equity capital and cash flow in excess of distributions. In connection with this offering, we entered into a new $400 million revolving credit facility. We believe we will be able to fund up to the first $250 million of acquisitions or expansion projects primarily through borrowings under this credit facility or other sources and remain in compliance with our targeted credit profile.

From time to time, we may be outside the parameters of our targeted credit profile due to timing issues related to the initial funding of certain capital expenditures or acquisitions with debt or delays in realizing increases in Adjusted EBITDA, synergies or other benefits from expansion and/or acquisition projects.

Credit Rating.  We have not applied for a credit rating from any credit rating agency, nor to our knowledge has any such credit rating been assigned. Additionally, we do not currently intend to apply for a credit rating until such time as we expect to access the public debt capital markets. If and when we seek a credit rating, our credit rating may be positively or negatively impacted by the leverage and credit rating of PAA. In addition, while we believe our targeted credit profile is consistent with an investment grade rating, we can provide no assurance in this regard. See “Risk Factors — The credit and risk profile of our general partner and its owner, PAA, could adversely affect our credit ratings and risk profile, which could increase our borrowing costs or hinder our ability to raise capital.”

As of April 1, 2010, the senior unsecured ratings of PAA with Standard & Poor’s Ratings Services and Moody’s Investors Service were BBB-, stable outlook, and Baa3, stable outlook, respectively.

Our Competitive Strengths

We believe that the following competitive strengths will position us to successfully execute our principal business strategy:

•	Our natural gas storage assets are strategically located and operationally flexible. Our Pine Prairie facility is strategically positioned relative to several major market hubs, including the Henry Hub, the Carthage Hub, and the Perryville Hub and is located approximately 80 miles inland from the Gulf Coast shoreline, a feature that minimizes Pine Prairie’s exposure to operational disruptions from hurricanes or other severe weather affecting the Gulf of Mexico region. Pine Prairie’s pipeline header system, which includes an aggregate of 74 miles of 24-inch diameter pipe located within a 20-mile radius of Pine Prairie, is directly connected to eight large-diameter interstate pipelines through nine interconnects that enable it to serve a variety of major producing regions, LNG importers and the primary consumer and industrial markets in the Gulf Coast, Midwest, Northeast and Southeast. This interconnectivity, combined with existing compression capacity and approximately 50 MMcf per day of leased third-party pipeline transportation capacity as of December 31, 2009, gives Pine Prairie the operational flexibility to receive from and deliver to multiple pipelines simultaneously.

Pine Prairie’s operational flexibility enables it to partially fill or deplete, or “cycle,” its storage caverns multiple times per year. This allows Pine Prairie to offer a premium service of “cycling” or “turning” contracted storage volume up to twelve times per year, providing Pine Prairie customers with additional operating and financial flexibility. The significant operational flexibility of the Pine Prairie facility also creates more opportunities for us to provide our customers with hub services, such as interruptible storage, park and loan, balancing and wheeling services.

Our Bluewater natural gas storage complex is strategically positioned to access the major market hubs of Chicago, Illinois and Dawn, Ontario, which supply natural gas to eastern Ontario and the northeastern United States. Bluewater’s 30-mile pipeline header system connects the facility to three interstate and three natural gas utility pipelines and provide access to natural gas utilities that serve local markets in Michigan and Ontario.

Collectively, our facilities have aggregate peak injection and withdrawal capacity of 1.7 Bcf per day and 3.2 Bcf per day, respectively. Upon the completion of current expansion activities, these capabilities will increase to 2.9 Bcf per day of peak rate injection capability and 4.0 Bcf per day of peak rate withdrawal capability.

•	Our business generates relatively stable and predictable cash flow. Given the high percentage of our cash flow that is derived from fixed-capacity reservation fees under multi-year contracts with a diverse portfolio of customers, our baseline cash flow profile is relatively stable and predictable, which we believe significantly mitigates the risk to us of negative cash flow fluctuations caused by changing supply and demand conditions and other market factors. For the twelve-month period that ended on December 31, 2009, approximately 92% of our total revenue was derived from the provision of firm storage services, and as of April 1, 2010, the weighted average remaining life of our existing portfolio of firm storage contracts is approximately 3.7 years at our Pine Prairie facility and approximately 2.2 years at our Bluewater facility. In addition, we do not take title to the natural gas that we store for our customers and, accordingly, are not exposed to commodity price fluctuations on the gas that is stored in our facilities by our customers. Except for the base gas we purchase and use in our facilities, which we consider to be a long-term asset, and volume and pricing variations related to small amounts of natural gas we are entitled to retain from our customers as compensation for our fuel costs, our current and planned business strategies are designed to minimize our exposure to fluctuations in the outright price of natural gas.

•	Our Pine Prairie storage facility has the ability to be significantly expanded at competitive costs and with a relatively high degree of schedule certainty. We own and/or lease 320 acres of land on the salt dome that underlies Pine Prairie. Our existing facilities and planned expansions through 2012 to five caverns will utilize only approximately 120 of these acres. Subject to market demand, project execution, sufficient pipeline capacity, available financing and receipt of future permits, we have the property rights and operational capacity to expand our Pine Prairie facility significantly beyond our current permitted capacity of 48 Bcf. Taking these considerations into account and with certain infrastructure modifications, we currently estimate that Pine Prairie could support in excess of 15 salt caverns and an aggregate storage capacity of over 150 Bcf. In addition, because our existing infrastructure at Pine Prairie has been specifically designed to facilitate future expansion, we expect it to both reduce our overall capital costs per additional Bcf of storage capacity and shorten the length and enhance the predictability of our development cycle. Some of the specific aspects of our Pine Prairie facility that will facilitate incremental expansion are as follows:

•	Pine Prairie has been specifically designed solely for natural gas storage development, and we have customized the design and layout of the caverns so that (i) there is ample spacing between caverns and (ii) the caverns are optimally shaped for natural gas storage.

•	Pine Prairie has a solution mining facility (used to create salt-dome storage caverns) that is capable of leaching at an aggregate rate of 8,000 gallons of water per minute, a rate that we believe to be significantly higher than the rates at many competing facilities. This solution mining facility and supporting infrastructure provide us with the capability to simultaneously conduct leaching operations on new caverns, remove water from a recently completed cavern (called “dewatering”) and/or conduct fill/dewater operations on existing caverns (a process used to expand the capacity of an existing cavern through incremental leaching), subject to a maximum fluid handling capacity of 8,000 gallons per minute. For approximately six months during 2009, all three of these activities were conducted simultaneously on three cavern wells, achieving water handling rates of approximately 7,500 gallons per minute for extended periods of time.

•	The pipeline header system, pipeline interconnects and gas treating facilities at Pine Prairie are complete and have been designed to accommodate larger-scale future expansion. The pipeline header system, which includes an aggregate of 74 miles of 24-inch diameter pipe located within a 20-mile radius of Pine Prairie, can move volumes of gas through our facility at peak rates that comfortably exceed both our current peak gas storage withdrawal rate of 2.4 Bcf per day and our withdrawal rate of 3.2 Bcf per day after our planned expansions are completed.

We believe these features of our Pine Prairie facility, together with the significant hands-on experience that has been gained by our personnel while developing the first three caverns at Pine Prairie, provide us with the capability to (i) develop expansion capacity at costs that are competitive with or superior to expansion costs at other Gulf Coast facilities and substantially lower than greenfield development projects and (ii) place new caverns in service for existing and potential customers quickly and with a high degree of certainty regarding the projected in service dates.

•	We have the evaluation, integration and engineering skill sets in-house that are necessary to successfully pursue acquisition and expansion opportunities. We possess the in-house capabilities and expertise necessary to develop, construct, own, acquire and operate both depleted reservoir and salt-cavern storage capacity. We have been involved in substantially all aspects of the natural gas storage business since 2005 and our operational and management team has extensive energy industry and acquisition experience. In addition, from 1998 to 2009, PAA has (i) successfully acquired and integrated over $6 billion of acquisitions in over 50 separate transactions involving midstream energy assets, and (ii) executed organic growth and expansion projects with total capital expenditures of over $2.1 billion. We believe that the experience and skill sets of our collective management team provide us with a competitive advantage that enables us to appropriately identify, assess and evaluate the risks and opportunities that are likely to arise during the development and operational phases of potential gas storage acquisition and expansion opportunities.

•	We have the financial flexibility to pursue acquisition and expansion opportunities. At the closing of this offering, we expect to have approximately $200 million of borrowing capacity available to us under our revolving credit facility. We believe our borrowing capacity and our ability to access private and public debt and equity capital should provide us with the financial flexibility necessary to execute our growth and expansion strategy. Additionally, PAA may elect, but is not obligated, to provide us with financial support in connection with acquisitions or expansion capital projects in certain circumstances.

•	Our general partner has an experienced executive management team with specialized knowledge of natural gas storage and markets and whose interests are aligned with those of our unitholders. Our general partner has an executive management team that has extensive experience managing, operating, building, acquiring and integrating energy assets, including natural gas storage assets and other midstream energy assets. On average, the members of our general partner’s executive management team have in excess of 20 years of energy industry experience. In addition, our general partner’s executive management team includes a President and three Vice Presidents who are exclusively dedicated to and focused on the operation, management, development and expansion of our natural gas storage business. Through their indirect and direct interests in us, our general partner and PAA, our general partner’s executive management team has a significant, vested interest in our continued success. We believe the experience of our general partner’s executive management team and the experience and market presence of PAA, combined with our relationships with participants across the natural gas supply chain, provide us with extensive operational and commercial understanding of the physical North American natural gas market.

We believe these competitive strengths will aid our efforts to expand our presence in the natural gas storage sector.

Our Relationship with Plains All American Pipeline, L.P.

We believe one of our strengths is our relationship with Plains All American Pipeline, L.P., which, based on our review of publicly available data, is the fifth largest publicly traded master limited partnership as measured by equity market capitalization, which was approximately $8.1 billion as of April 20, 2010. Plains All American’s common units trade on the New York Stock Exchange, or NYSE, under the ticker symbol “PAA.” In addition to its participation in the natural gas storage business through our partnership, PAA is engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas-related petroleum products. PAA’s assets include approximately 17,000 miles of pipelines, 85 million barrels of storage capacity, and a significant fleet of trucks, trailers, tugs, barges and railcars. Through its transportation, storage and commercial activities, PAA physically handles approximately 3 million barrels per day of petroleum products.

PAA and its predecessors have been active participants in the hydrocarbon storage industry since the early 1990s. PAA has a long history of successfully expanding its energy infrastructure businesses through a combination of organic growth projects and complementary acquisitions. Since its initial public offering in 1998, PAA has grown its asset base from approximately $600 million to over $12 billion and increased the annualized distribution on its limited partner units by over 100%, from $1.80 per unit as of PAA’s initial public offering to $3.74 per unit for the distribution declared to be paid in May 2010.

Our partnership will own all of the natural gas storage business and assets formerly owned by PAA and PAA has stated that it intends to utilize our partnership as the primary vehicle through which it will participate in the natural gas storage business. Upon completion of this offering, as the ultimate owner of our 2.0% general partner interest, all of our incentive distribution rights and an approximate 80.8% limited partner interest in us (including common units, Series A subordinated units and Series B subordinated units), PAA will have a significant economic stake in us and a commensurate incentive to promote and support the successful execution of our growth plan and strategy.

We will also enter into an omnibus agreement with PAA and certain of its affiliates, pursuant to which we will agree upon certain aspects of our relationship with them, including the provision by PAA’s general partner to us of certain general and administrative services and employees, our agreement to reimburse PAA’s general partner for the cost of such services and employees, certain indemnification obligations, the use by us of the name “PAA” and related marks, and other matters. Please read “Certain Relationships and Related Transactions — Agreements Governing the Transactions — Omnibus Agreement.”

We believe PAA’s significant presence in the energy sector, its successful track record of growth and its significant investment in, and sponsorship and support of, us will enhance our ability to grow our business. While we believe this relationship with PAA is a significant positive attribute, it may also be a source of conflicts. For example, PAA is not restricted in its ability to compete with us. Please read “Conflicts of Interest and Fiduciary Duties.”

Ongoing Acquisition Activities.  Consistent with our business strategy, we are continuously engaged in discussions with potential sellers regarding the possible purchase of natural gas storage assets. Such acquisition efforts involve participation by us in processes that have been made public, involve a number of potential buyers and are commonly referred to as “auction” processes, as well as situations where we believe we are the only party or one of a very limited number of potential buyers in negotiations with the potential seller. These acquisition efforts often involve assets which, if acquired, would have a material effect on our financial condition and results of operations.

In connection with our acquisition activities, we routinely incur evaluation and due diligence costs, which are expensed as incurred. In addition to the in-house costs of our personnel and ancillary overhead expenditures allocated to us by our general partner for time devoted to evaluating acquisition opportunities which can be substantial, we also budget approximately $250,000 per year associated with third party evaluation or due diligence costs for transactions that are assumed not to be consummated.

Working with PAA, we are currently involved in discussions and, in certain cases, negotiations, with a number of potential sellers regarding the purchase of natural gas storage assets. Certain of these discussions are more advanced than others, but past experience has demonstrated that any of these discussions and negotiations could advance or terminate in a short period of time. However, regardless of their outcome, because of the current increased level of activity, third party expenses may exceed our typical budgeted levels in the near term. Additionally, certain of the opportunities under evaluation are of a size that would likely involve PAA’s assistance with respect to financing or jointly purchasing such assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Potential PAA Financial Support.” We can give no assurance that our current or future acquisition efforts will be successful or that any such acquisition will be completed on terms considered favorable to us. See

“Risk Factors — If we do not complete expansion projects or make and integrate acquisitions, our future growth may be limited.”

Customers

Pine Prairie and Bluewater collectively provide storage services to a broad mix of customers including LDCs, electric utilities, pipelines, direct industrial users, electric power generators, marketers, producers, LNG importers and affiliates of such entities. LDCs use storage services for seasonal balancing, to meet peak day deliveries and ensure reliability. Pipelines use storage services to manage short-term operational balancing requirements. Power generators, marketers and producers generally use storage services for short-term balancing, to manage risk and to take advantage of the pricing differential between near-term and long-term natural gas. LNG importers use storage to insure they have adequate storage capacity to accommodate imported LNG cargoes.

As of December 31, 2009, Pine Prairie had 11 customers with firm storage contracts and 45 customers with hub services contracts and Bluewater had 30 customers with firm storage contracts and 46 customers with hub services contracts. For the year ended December 31, 2009, Iberdrola Renewables, Inc. and Guardian Pipeline, LLC accounted for approximately 17% and 13% of our revenues, respectively.

Contracts

Pine Prairie and Bluewater contract with their customers to provide firm storage services and hub services. Under firm storage contracts, in exchange for an assured amount of storage capacity for an agreed period of time, customers pay a fixed monthly capacity reservation fee that is payable regardless of the actual amount of storage capacity utilized. Under these contracts, Pine Prairie and Bluewater also typically collect a “cycling fee” based on the volume of natural gas nominated for injection and/or withdrawal and retain a small portion of natural gas nominated by their customers for injection as compensation for their fuel costs. The firm storage contracts at Pine Prairie and Bluewater typically have terms of 3 to 5 years, and 1 to 3 years, respectively. Our general contracting philosophy at both Pine Prairie and Bluewater is to commit a high percentage of our available working gas capacity to firm storage contracts at attractive rates, while simultaneously contracting for hub services to increase asset utilization and capture margin based on market conditions. As of April 1, 2010, the weighted average remaining tenor of our existing portfolio of firm storage contracts is approximately 3.7 years at Pine Prairie and approximately 2.2 years at Bluewater.

Despite an increase in the number of competitors in recent years, especially in the markets served by our Pine Prairie facility, we have been able to contract all of our available storage capacity at acceptable rates. As an example, in June 2009 Pine Prairie concluded an open season pursuant to which it requested non-binding bids for 2 Bcf of capacity starting April 1, 2010. In response to such request, Pine Prairie received 26 individual bids for an aggregate capacity of over 29 Bcf with initial contract terms ranging from 3 to 5 years. We also concluded an open season at Bluewater in July of 2009 pursuant to which we requested nonbinding bids for 2.5 Bcf of capacity starting April 1, 2010. In response to such request, Bluewater received 22 individual bids for an aggregate capacity of 31 Bcf with initial contract terms ranging generally from 1 to 5 years. We believe our contracting success at Pine Prairie and Bluewater is due to various positive attributes of such storage facilities, including their favorable access to neighboring pipeline systems and the flexibility and reliability of their service offerings.

Pine Prairie and Bluewater also contract with their customers to provide hub services. Hub services include (i) “interruptible” storage services pursuant to which customers do not receive any assurances regarding the availability of capacity in our storage facilities and pay fees based on their actual utilization of our assets, (ii) non-seasonal “park and loan” services, pursuant to which customers pay fees for the right to store gas in our facilities, and (iii) “wheeling and balancing” services pursuant to which customers pay fees for the right to move a volume of gas through our facilities from one interconnection point to another and true up their deliveries of gas to, or takeaways of gas from our facilities.

For the year ended December 31, 2009, approximately 92% of our total revenues were derived from the provisions of firm storage services and approximately 7% were derived from the provision of hub services.

Competition

The principal elements of competition among storage facilities are rates, terms of service, types of service, supply and market access, and flexibility and reliability of service. An increase in competition in our markets could arise from new ventures or expanded operations from existing competitors.

Pine Prairie competes with several regional high-deliverability storage facilities along the Gulf Coast as well as the storage services offered by interstate and intrastate pipelines that serve the same markets as Pine Prairie. Pine Prairie’s regional competitors include the Egan storage facility owned by Market Hub Partners, which is controlled by Spectra Energy Corp., the Southern Pines storage facility owned by SGR Holdings, the Bobcat storage facility owned by Haddington Ventures and GE Capital, the Petal storage facility owned by Enterprise Products Partners, L.P., the Jefferson Island storage facility owned by AGL Resources and the Bay Gas storage facility owned by Sempra Energy. We anticipate that growing demand for natural gas storage along the Gulf Coast will be met with increasing storage capacity, either through the expansion of existing facilities or the construction of new storage facilities. For example, we expect additional regional competition from proposed storage facilities or expansions at the Southern Pines storage facility, the Bobcat storage facility, the Petal storage facility, the Perryville Gas Storage facility owned by Cardinal Gas Storage Partners, the Leaf River storage facility owned by NGS Energy, L.P. and the Mississippi Hub storage facility owned by Sempra Energy.

Bluewater competes with several Midwest utility and pipeline storage providers. Bluewater’s main regional competitors include DTE Energy, a Michigan gas and electric utility, ANR Pipeline Company, a major interstate pipeline company that is a subsidiary of TransCanada, and Union Gas Limited, a subsidiary of Spectra Energy engaged in the natural gas storage, transmission and distribution business. We anticipate growing demand for natural gas storage in the markets served by Bluewater as well as increased competition from existing regional competitors.

Regulation

Our operations are subject to extensive laws and regulations. We are subject to regulatory oversight by numerous federal, state, and local regulatory agencies, many of which are authorized by statute to issue, and have issued, rules and regulations binding on the natural gas storage and pipeline industry, related businesses and individual participants. The failure to comply with such laws and regulations can result in substantial penalties. The regulatory burden on our operations increases our cost of doing business and, consequently, affects our profitability. Except for certain exemptions that apply to smaller companies, however, we do not believe that we are affected by these laws and regulations in a significantly different manner than are our competitors.

Following is a discussion of certain laws and regulations affecting us. However, you should not rely on such discussion as an exhaustive review of all regulatory considerations affecting our operations.

Our natural gas storage assets are subject to several kinds of regulation. Our historical and projected operating costs reflect the recurring costs resulting from compliance with these regulations, and we do not anticipate material expenditures in excess of these amounts in the absence of future acquisitions or changes in regulation, or discovery of existing but unknown compliance issues. The following is a summary of the kinds of regulation that may impact our operations.

Natural Gas Storage Regulation

Interstate Regulation.  Our natural gas storage facilities, Pine Prairie and Bluewater, are both classified as “natural-gas companies” under the NGA, and are therefore subject to regulation by the FERC. The NGA requires that tariff rates for gas storage facilities be just and reasonable and non-discriminatory. The FERC has authority to regulate rates and charges for natural gas transported and stored in U.S. interstate commerce or sold by a natural gas company in interstate commerce for resale. The FERC has granted the Pine Prairie and Bluewater natural gas storage facilities market-based rate authority. Market-based rate authorization allows

Pine Prairie and Bluewater to negotiate rates with individual customers based on market demand, which Pine Prairie and Bluewater then make public via postings on their respective websites.

The FERC also has authority over the construction and operation of U.S. pipeline transportation and storage facilities and related facilities used in the transportation, storage and sale of natural gas in interstate commerce, including the extension, enlargement or abandonment of such facilities. In addition, the FERC’s authority extends to maintenance of accounts and records, terms and conditions of service, depreciation and amortization policies, acquisition and disposition of facilities, initiation and discontinuation of services, imposition of creditworthiness and credit support requirements applicable to customers and relationships among pipelines and storage companies and certain affiliates.

Standards of Conduct for Transmission Providers.  Historically, the FERC’s standards of conduct regulations (now vacated) generally restricted access to U.S. interstate natural gas storage customer data by marketing and other energy affiliates, and placed certain conditions on services provided by U.S. storage facility operators to their affiliated gas marketing entities. The standards of conduct did not apply, however, to natural gas storage providers authorized to charge market-based rates that (i) were not interconnected with the jurisdictional facilities of any affiliated interstate natural gas pipeline and (ii) had no exclusive franchise area, no captive ratepayers, and no market power. The FERC found that Pine Prairie qualified for this exemption from the standards of conduct in January 2006 and Bluewater qualified for this exemption in October 2006.

In November 2006, the D.C. Circuit vacated the standards of conduct regulations with respect to natural gas pipelines and storage companies, and remanded the matter to the FERC. Following a notice of proposed rulemaking, in October 2008, the FERC issued revised Standards of Conduct for Transmission Providers (“Standards of Conduct”). The Standards of Conduct continue to exempt natural gas storage providers like Pine Prairie and Bluewater. The FERC has since issued two Orders on Rehearing and Clarification in October and November 2009. However, requests for rehearing of the October 2009 order are pending with the FERC. Accordingly, there may be further modifications to the Standards of Conduct upon rehearing.

Natural Gas Price Transparency.  In April 2007, the FERC issued a notice of proposed rulemaking (“NOPR”) regarding price transparency provisions of the NGA and the EPAct 2005. In the notice, the FERC proposed to revise its regulations to, among other things, require that buyers and sellers of more than a de minimis volume of natural gas report annual numbers and volumes of relevant transactions to the FERC. In December 2007, the FERC issued Order No. 704 implementing the annual reporting provisions of the NOPR with minimal changes to the original proposal. The order became effective in February 2008. Pine Prairie and Bluewater are subject to these annual reporting requirements.

In November 2008, the FERC issued a final rule that requires interstate pipelines and certain non-interstate facilities to post certain daily capacity and volume information. The rule extends to storage facilities (such as Bluewater) that provide no-notice service. The rule has been appealed, but pending the results of that appeal, Bluewater will be subject to a requirement to post volumes with respect to no-notice service flows at each receipt and delivery point.

Energy Policy Act of 2005.  Under the EPAct 2005 and related regulations, it is unlawful in connection with the purchase or sale of natural gas or transportation services subject to FERC jurisdiction to use or employ any device, scheme or artifice to defraud; to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or to engage in any act or practice that operates as a fraud or deceit upon any person. EPAct 2005 also gives the FERC authority to impose civil penalties for violations of the NGA up to $1,000,000 per day per violation for violations occurring after August 8, 2005. The anti-manipulation rule and enhanced civil penalty authority reflect an expansion of FERC’s NGA enforcement authority.

Other Proposed Regulation.  Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the FERC, state commissions and the courts. The natural gas industry historically has been heavily regulated. Accordingly, we cannot provide assurances that the less stringent and pro-competition regulatory approach recently pursued by the FERC and Congress will continue.

Environmental Matters

General

Our natural gas storage operations are subject to stringent and complex federal, state, and local laws and regulations governing environmental protection, including air emissions, water quality, wastewater discharges, and solid waste management. Such laws and regulations generally require us to obtain and comply with a wide variety of environmental registrations, licenses, permits, and other approvals. These laws and regulations may impose numerous obligations that are applicable to our operations, including the acquisition of permits to conduct certain activities, increases in operating expenses or curtailment of certain operations to limit or prevent the release of materials from our facilities, the incurrence of capital expenditures associated with the installation of pollution control equipment, and the imposition of substantial liabilities for pollution resulting from our operations. Failure to comply with these laws and regulations may trigger a variety of administrative, civil, and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing some or all of our operations.

We believe that we are in substantial compliance with existing federal, state, and local environmental laws and regulations and that such laws and regulations will not have a material adverse effect on our business, financial position, or results of operations. Nevertheless, the trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. As a result, there can be no assurance of the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. The following is a discussion of some of the environmental laws and regulations that are applicable to our natural gas storage operations.

Waste Management

Our operations generate hazardous and non-hazardous solid wastes that are subject to the federal Resource Conservation and Recovery Act (“RCRA”) and comparable state laws and regulations, which impose detailed requirements for the handling, storage, treatment, and disposal of hazardous and non-hazardous solid wastes. For instance, RCRA prohibits the disposal of certain hazardous wastes on land without prior treatment. RCRA also requires waste generators subject to land disposal restrictions to provide notification of pre-treatment requirements to disposal facilities receiving such wastes. Generators of hazardous wastes must also comply with certain standards for the accumulation and storage of hazardous wastes and meet recordkeeping and reporting requirements applicable to hazardous waste storage and disposal activities.

Site Remediation

The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA,” also known as “Superfund”) and comparable state laws and regulations impose liability — without regard to fault or the legality of the original conduct — on certain classes of persons responsible for the release of hazardous substances into the environment. Such classes of persons include current and prior owners or operators of the site where the release occurred and companies that disposed of, or arranged for the disposal of, hazardous substances found at offsite locations such as landfills. The CERCLA also authorizes the EPA and, in some instances, third parties, to respond to threats to public health or the environment and seek recovery of response costs from the class of responsible persons. Although natural gas is not classified as a hazardous substance under CERCLA, we may nonetheless handle hazardous substances within the meaning of CERCLA or similar state statutes in the course of our ordinary operations; as a result, we may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites where such hazardous substances have been released into the environment, natural resource damages, and the cost of certain health studies. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.

Air Emissions

Our operations are subject to the federal Clean Air Act (“CAA”) and comparable state laws and regulations. These laws and regulations regulate the emission of air pollutants from various industrial sources, including our compressor stations, and also impose various monitoring and reporting requirements. Such laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to significantly increase air emissions, obtain and strictly comply with air permits containing various emissions and operational limitations, and/or utilize specific emission control technologies to limit our emissions. To comply with, maintain, or obtain our air emissions operating permits, we may be required to incur certain capital expenditures in the future for the purchase and installation of air pollution control equipment. For example, we may be required to supplement or modify our air emission control equipment and strategies due to changes in state implementation plans for controlling air emissions or more stringent regulation of hazardous air pollutants.

Water Discharges

The Clean Water Act (“CWA”) and analogous state laws impose strict control of the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The CWA prohibits the discharge of pollutants into regulated waters, except in accordance with the terms of a permit issued by the EPA or analogous state agency. The CWA also regulates the discharge of storm water runoff from certain industrial facilities. Accordingly, some states require industrial facilities to obtain and maintain storm water discharge permits, which require monitoring and sampling of storm water runoff from such facilities.

Safe Drinking Water Act

As part of our operations, we employ underground injection wells to inject natural gas into our underground storage facilities. Such operations are subject to the Safe Drinking Water Act (“SDWA”) and analogous state laws, which regulate drinking water quality in the United States, including above ground and underground sources designated for actual or potential drinking water use. In particular, to protect underground sources of drinking water, the Underground Injection Control (“UIC”) Program of the SDWA regulates the construction, operation, maintenance, monitoring, testing, and closure of underground injection wells. The UIC Program also requires that all underground injection wells be authorized, either under the general rules of the UIC Program or through specific permits. In most jurisdictions, states have primary enforcement authority over the implementation of the UIC Program, including the issuance of permits.

Climate Change

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases” (GHGs), which include carbon dioxide and methane, may be contributing to the warming of the Earth’s atmosphere and other climatic changes. In response to such studies, the U.S. Congress is actively considering legislation to reduce anthropogenic GHG emissions. One bill recently approved by the U.S. House of Representatives, known as the American Clean Energy and Security Act of 2009, or “ACESA,” would require an 80% reduction in GHG emissions from sources within the United States between 2012 and 2050. The U.S. Senate is currently considering its own climate change legislation, S. 1733, known as the Clean Energy Jobs and American Power Act, which requires a similar reduction in GHG emissions. Moreover, almost half of the states have taken legal measures to reduce GHG emissions. Both the state programs and proposed federal programs function primarily through the development of GHG emission inventories and/or a GHG cap and trade program. Most of these cap and trade programs work by requiring major sources of emissions (such as electric power plants) or major fuel producers (such as refineries and gas processing plants) to acquire and surrender emission allowances. The number of government-issued allowances under the cap, and correspondingly, the number of allowances available for trade, are reduced each year until the overall goal of GHG emission reductions is achieved.

Depending on the scope of any particular GHG program, either at the state, regional, or federal level, we could be required to obtain and surrender allowances for GHG emissions statutorily attributed to our operations (e.g., emissions from compressor stations or the injection and withdrawal of natural gas). Although we would not be impacted to any greater degree than other similarly situated natural gas storage companies, a stringent GHG control program could have an adverse effect on our cost of doing business and reduce demand for the natural gas storage services we provide.

In addition, in December 2009, the EPA issued a final rule declaring that six GHGs, including carbon dioxide and methane, “endanger both the public health and the public welfare of current and future generations.” The issuance of this “endangerment finding” allows the EPA to begin regulating GHG emissions under existing provisions of the CAA. In late September and early October 2009, in anticipation of the issuance of the endangerment finding, the EPA officially proposed two sets of rules regarding possible future regulation of GHG emissions under the CAA, one that would regulate GHG emissions from motor vehicles and the other GHG emissions from large stationary sources such as power plants or industrial facilities. Although it may take EPA several years to adopt and impose regulations limiting GHG emissions, any limitation on such emissions from our equipment and operations could require us to incur costs to reduce the GHG emissions associated with our operations.

As part of the 2008 Consolidated Appropriations Act, the EPA was also required to issue a rule requiring mandatory reporting of GHG emissions above certain thresholds from all sectors of the U.S. economy. The proposed rule included GHG reporting requirements for oil and natural gas systems (“Subpart W”), including underground natural gas storage facilities, but the EPA received extensive comments to Subpart W relating to the reporting of fugitive and vented methane emissions from the oil and gas sector. As a result, when the final rule was promulgated in October 2009, the EPA decided not to issue Subpart W so that the agency could further consider alternative data collection procedures and methodologies. We anticipate that the EPA will re-issue a proposed rule regarding the reporting of GHG emissions from oil and natural gas systems sometime in 2010. Despite the delayed finalization of Subpart W, our compressors at the Pine Prairie facility may be subject to GHG reporting requirements under a separate section of the GHG reporting rule regulating General Stationary Fuel Combustion Sources. Any GHG reporting rule covering our facilities will require us to meet additional recordkeeping and reporting requirements, but we do not believe that any such future requirement will have a material adverse affect on our business, financial position, or results of operations.

Chemical Facility Anti-Terrorism Standards

The Department of Homeland Security Appropriation Act of 2007 required the Department of Homeland Security, or DHS, to issue regulations establishing risk-based performance standards for the security of chemical and industrial facilities, including oil and gas facilities, deemed to present “high levels of security risk.” The DHS issued an interim final rule in April 2007 regarding risk-based performance standards under the act and, on November 20, 2007, issued Appendix A to the interim rule, which established chemicals of interest and their respective threshold quantities triggering compliance with the interim rule. Covered facilities determined by the DHS to pose a high level of security risk are required to prepare and submit Security Vulnerability Assessments and Site Security Plans, and comply with other regulatory requirements involving inspections, audits, recordkeeping, and protection of chemical-terrorism vulnerability information. While the DHS has determined that Bluewater will not be a covered facility at this time, it has not issued a determination for Pine Prairie; however, we do not anticipate compliance costs associated with the interim rule to have a material adverse affect on our business, financial position, or results of operations.

Pipeline Safety

As part of our natural gas storage operations, we own and operate pipeline header systems connecting our natural gas storage facilities to various interstate pipelines. As a result, our pipeline operations are subject to regulation by the Pipeline and Hazardous Materials Safety Administration (“PHMSA”) pursuant to the Natural Gas Pipeline Safety Act of 1968 (“NGPSA”). The NGPSA regulates safety requirements in the design, installation, testing, construction, operation and maintenance of gas pipeline facilities. The NGPSA has since been amended by the Pipeline Safety Act of 1992 (“PSA”), the Pipeline Safety Improvement Act of 2002

(“PSIA”), and the Pipeline Inspection, Protection, Enforcement, and Safety Act of 2006 (“PIPES”). These amendments have imposed additional safety requirements on pipeline operators such as the development of a written qualification program for individuals performing covered tasks on pipeline facilities and the implementation of pipeline integrity management programs. These integrity management plans require more frequent inspections and other preventative measures to ensure pipeline safety in “high consequence areas,” such as high population areas, areas unusually sensitive to environmental damage, and commercially navigable waterways. Accordingly, we will continue to focus on pipeline integrity management for any of the pipelines we currently own or acquire in the future, and significant additional expenses could be incurred if new or more stringent pipeline safety requirements are implemented. We believe that our operations are in substantial compliance with all existing federal, state, and local pipeline safety laws and regulations and that such laws and regulations will not have a material adverse effect on our business, financial position, or results of operations.

Occupational Safety and Health

Our operations are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act (“OSHA”) and comparable state statutes designed to protect the health and safety of workers. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act, and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that such information be provided to employees, state and local governmental authorities, and the public. Our operations are also subject to OSHA Process Safety Management regulations, which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals. These regulations apply to any process that involves a chemical at or above specified thresholds or any process that involves 10,000 pounds or more of a flammable liquid or gas in one location. We believe that our operations are in substantial compliance with all existing federal, state, and local occupations health and safety laws and regulations and that such laws and regulations will not have a material adverse effect on our business, financial position, or results of operations.

Seasonality

Because a high percentage of our baseline cash flow is derived from fixed-capacity reservation fees under multi-year contracts, our revenues are not generally seasonal in nature, nor are they typically affected by weather and price volatility. Weather impacts natural gas demand for power generation and heating purposes, which in turn influences the value of storage across our systems. Peak demand for natural gas typically occurs during the winter months, caused by the heating load, although certain markets such as the Florida market peak in the summer months due to cooling demands.

Title to Properties and Rights-of-Way

Our real property falls into two categories: (1) parcels that we (or entities in which we own an interest) own in fee and (2) parcels in which our interest derives from leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities permitting the use of such land for our operations. Portions of the land on which our facilities are located are owned by us (or entities in which we own an interest) in fee title, and we believe that we have satisfactory title to these lands. The remainder of the land on which our major facilities are located are held by us (or entities in which we own an interest) pursuant to leases between us (or entities in which we own an interest), as lessee, and the fee owner of the lands, as lessors. We believe that we have satisfactory leasehold estates to such lands. We have no knowledge of any material challenge to the underlying fee title of any material lease, easement, right-of-way, permit or license held by us or to our title to any material lease, easement, right-of-way, permit or license, and we believe that we have satisfactory title to all of our material leases, easements, rights-of-way, permits and licenses.

In May 2006, in order to receive a substantial tax exemption with respect to a portion of the Pine Prairie facility located in Evangeline Parish, Louisiana, we sold a portion of the facility located in the parish to the Industrial Development Board No. 1 of the Parish of Evangeline State of Louisiana, Inc. and entered into a

15 year agreement to lease back such leased portion of the facility. Simultaneously with the execution of the lease, the Industrial Development Board issued and sold $50 million in bonds to us. Our rental obligations under the lease consist of an amount equal to the annual interest payment due from the Industrial Development Board on the bonds and the amount (if any) required for repayment in full of the outstanding indebtedness with respect to the bonds at the end of the lease term. Additionally, we are required to pay an annual $15,000 administrative fee to the Industrial Development Board, as well as reasonable fees, expenses and charges of the trustee in connection with the bonds.

The lease has a 15-year term, which commenced in January 2008, and is terminable by us upon payment to the Industrial Development Board of the amount required for repayment in full of its outstanding indebtedness under the bonds. We also have an option to purchase the leased properties at any time during the lease term for the sum of $5,000 plus the amount required for the repayment in full of any outstanding indebtedness under the bonds.

We are not subject to ad valorem property tax in the Parish of Evangeline for the property included in this arrangement during the term of the lease except for ad valorem tax on inventory. We are required to make certain annual payments in lieu of ad valorem property taxes, including (i) a fee not to exceed $45,000 per annum with respect to a portion of our header system known as the “Chalk Line” and (ii) beginning in 2010, an amount calculated as the difference between $500,000 and a three year average of ad valorem inventory tax revenues applicable to natural gas stored in the facility for the prior three consecutive calendar years.

The passive ownership of the facilities by the Industrial Development Board will not result in any impact to the operation of the Pine Prairie facility. In addition, the tax exemption enables Pine Prairie to offer more competitively priced storage services to respond to market forces.

Insurance

We share insurance coverage with PAA, for which we reimburse PAA’s general partner pursuant to the terms of the omnibus agreement. To the extent PAA experiences covered losses under the insurance policies, the limit of our coverage for potential losses may be decreased. Our insurance program includes general liability insurance, auto liability insurance, worker’s compensation insurance, and property insurance in amounts which management believes are reasonable and appropriate.

Employees

Plains All American GP LLC employs all of our personnel. We are managed and operated by the directors and officers of our general partner. We rely on an omnibus agreement with Plains All American GP LLC to provide us with employees needed to carry out our operations.

Legal Proceedings

We are not a party to any legal proceeding other than legal proceedings arising in the ordinary course of our business. We are also a party to various administrative and regulatory proceedings that have arisen in the ordinary course of our business. Please read “Regulation — Natural Gas Storage Regulation.”

MANAGEMENT

Partnership Management and Governance

Our general partner will manage our operations and activities. The directors of our general partner will oversee our operations. Unitholders will not be entitled to elect our general partner or the directors of our general partner and will not participate in the management of our operations. As a general partner, our general partner is liable for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically non-recourse to it. Our general partner has the discretion to incur indebtedness or other obligations on our behalf on a non-recourse basis to the general partner and we expect that it will do so.

The officers of our general partner will be employed by PAA’s general partner and will manage the day-to-day affairs of our business. Certain of our officers will devote a substantial portion of their time to managing our business, while other officers will have responsibilities for both us and PAA. We will also utilize a significant number of employees of PAA’s general partner to operate our business and provide us with general and administrative services.

We will enter into an omnibus agreement with PAA and certain of its affiliates, pursuant to which we will agree upon certain aspects of our relationship with them, including the provision by PAA’s general partner to us of certain general and administrative services and employees, our agreement to reimburse PAA’s general partner for the cost of such services and employees, certain indemnification obligations, the use by us of the name “PAA” and related marks, and other matters. Please read “Certain Relationships and Related Transactions — Agreements Governing the Transactions — Omnibus Agreement.” Additionally, the omnibus agreement will not increase or decrease our general partner’s fiduciary duties to us under our partnership agreement. For more information on the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties — Duties of Our General Partner.”

Directors of our General Partner

PAA is the sole member of our general partner and will have the right to elect all seven members to the board of directors of our general partner. Subject to the transition described under “—Our Board Committees — Audit Committee” below, at least three of the members of our general partner’s board of directors must be “independent” (as defined in applicable NYSE and SEC rules) and eligible to serve on the audit committee. At least two of such directors must also meet the criteria for service on a conflicts committee in accordance with our partnership agreement. None of the four current directors of our general partner is independent. Mr. Victor Burk, a director nominee, is expected to join the board of our general partner prior to or upon the date our common units become listed for trading on the NYSE (the “listing date”), and Mr. Bobby S. Shackouls is expected to join the board of our general partner immediately after the listing date. Our general partner’s board of directors has determined that Messrs. Burk and Shackouls satisfy the NYSE and SEC requirements for independence. The board has also determined that Mr. Burk is an audit committee financial expert, as defined by the SEC.

In evaluating director candidates, PAA will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board’s ability to manage and direct the affairs and business of the partnership, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

Our Board Committees

Because we are a limited partnership, the listing standards of the NYSE do not require that we or our general partner have a majority of independent directors or a nominating or compensation committee of the board of directors. We are, however, required to have an audit committee of at least three members, and all of its members are required to be independent as defined by the NYSE.

Audit Committee.  Prior to our common units being listed for trading on the NYSE, we will have at least one director who satisfies the applicable NYSE and SEC requirements for independence and eligibility to serve on the audit committee. Within 90 days of the listing date, we will have a total of two independent directors who meet the requirements for audit committee service. Within one year of the listing date, we will have a total of three independent directors who meet the requirements for audit committee service.

Pursuant to the NYSE listing standards, a director will be considered independent if the board determines that he or she does not have a material relationship with our general partner or us (either directly or as a partner, unitholder or officer of an organization that has a material relationship with our general partner or us) and otherwise meets the board’s stated criteria for independence. These three board members will serve as the members of the audit committee.

In addition to these general independence requirements, as required by the Sarbanes-Oxley Act of 2002, the SEC has adopted rules that direct national securities exchanges and associations to prohibit the listing of securities of a public company if members of its audit committee do not satisfy additional independence requirements. In order to meet this standard, a member of an audit committee may not receive any consulting fee, advisory fee or other compensation from the public company other than fees for service as a director or committee member, and may not be considered an affiliate of the public company. Subject to the transition period described above, the board of directors of our general partner expects that all members of its audit and conflicts committees will satisfy this heightened independence requirement.

Further, SEC rules require that a public company disclose whether or not its audit committee has an “audit committee financial expert” as a member. An “audit committee financial expert” is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. The board of directors of our general partner anticipates that at least one of its independent directors will satisfy the definition of “audit committee financial expert.”

Compensation Committee.  Our general partner’s board of directors intends to establish a compensation committee. The compensation committee will administer our Long Term Incentive Plan and other equity and executive compensation plans.

Conflicts Committee.  Our partnership agreement provides for the establishment or activation of a conflicts committee, as circumstances warrant, to review conflicts of interest between us and our general partner or between us and PAA or its affiliates. Such a committee would consist of a minimum of two members, none of whom can be (i) an officer or employee of our general partner, (ii) a holder of any ownership interest in us, our subsidiaries, our general partner or its affiliates (other than (a) our common units or (b) other awards granted to such director under our LTIP) or (iii) an officer, director or employee of any affiliate of our general partner or any associate of such affiliate, and each of whom must meet the independence standards for service on an audit committee established by the NYSE and the SEC. A director will not be precluded from serving on such committee due to the ownership of common units of PAA or other indirect interests of our general partner unless the board of directors of our general partner determines, after taking into account the totality of the specific circumstances involving such director, that such ownership will likely have an adverse impact on the ability of such director to act in an independent manner with respect to the matter submitted to the conflicts committee. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties owed to us or our unitholders.

Board Leadership Structure and Role in Risk Oversight

Our CEO also serves as Chairman of the Board.  The board has no policy with respect to the separation of the offices of chairman and CEO; rather, that relationship is currently defined and governed by the limited liability company agreement of our general partner, which requires coincidence of the offices. We do not have a lead independent director. The chairmanship of non-management executive sessions of the board rotates among the non-management directors, sequenced alphabetically by last name. Directors of our general partner are designated or elected by its sole member, PAA. Accordingly, unlike holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

The management of enterprise-level risk may be defined as the process of identification, management and monitoring of events that present opportunities and risks with respect to creation of value for our unitholders. The board has delegated to management the primary responsibility for enterprise-level risk management, while the board has retained responsibility for oversight of management in that regard. Management will offer an enterprise-level risk assessment to the Board at least once every year.

Directors and Executive Officers of Our General Partner

The following table sets forth certain information with respect to the executive officers, directors, director nominees and certain other officers and key employees of our general partner. Directors are appointed for a term of one year and hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Officers serve at the discretion of the board. There are no family relationships among any of our directors or executive officers. Some of our directors and executive officers also serve as directors or executive officers of PAA.

	Age (as of
Name	12/31/2009)	Position with Our General Partner

Greg L. Armstrong*	51	Chairman of the Board, Chief Executive Officer and Director
Harry N. Pefanis*	52	Vice Chairman and Director
Dean Liollio*	51	President and Director
Al Swanson*	45	Senior Vice President, Chief Financial Officer and Director
Richard McGee*	48	Vice President — Legal and Business Development and Secretary
Dan Noack	39	Vice President — Operations
Richard Tomaski	38	Vice President — Marketing
Tina L. Summers*	40	Vice President — Accounting and Chief Accounting Officer
Donald C. O’Shea	39	Controller
Victor Burk	60	Director Nominee
Bobby S. Shackouls	59	Director Nominee

*	Indicates an “executive officer” for purposes of Item 401(b) of Regulation S-K.

Greg L. Armstrong has served as Chairman of the Board, Chief Executive Officer and Director of our general partner since January 2010 and as Chairman of the Board, Chief Executive Officer and Director of PAA’s general partner since PAA’s formation in 1998. In addition, he was President, Chief Executive Officer and director of Plains Resources Inc. from 1992 to May 2001. He previously served Plains Resources as President and Chief Operating Officer from October to December 1992; Executive Vice President and Chief Financial Officer from June to October 1992; Senior Vice President and Chief Financial Officer from 1991 to 1992; Vice President and Chief Financial Officer from 1984 to 1991; Corporate Secretary from 1981 to 1988; and Treasurer from 1984 to 1987. Mr. Armstrong is also a director of National Oilwell Varco, Inc. Mr. Armstrong previously served as a director of BreitBurn Energy Partners, L.P. Our general partner’s limited liability company agreement specifies that Mr. Armstrong, as the Chief Executive Officer of the general partner, be a member of the board of directors. In addition, we believe that Mr. Armstrong’s experience as chairman of the board and chief executive officer of PAA and his extensive knowledge of the energy industry will bring substantial experience and leadership skills to the board.

Harry N. Pefanis has served as Vice Chairman and Director of our general partner since January 2010 and as President and Chief Operating Officer of PAA’s general partner since PAA’s formation in 1998. In addition, he was Executive Vice President — Midstream of Plains Resources from May 1998 to May 2001. He previously served Plains Resources as Senior Vice President from February 1996 until May 1998; Vice President — Products Marketing from 1988 to February 1996; Manager of Products Marketing from 1987 to

1988; and Special Assistant for Corporate Planning from 1983 to 1987. Mr. Pefanis was also President of several former midstream subsidiaries of Plains Resources until PAA’s formation. Mr. Pefanis is also a director of Settoon Towing. We believe that Mr. Pefanis’ extensive energy industry background, particularly the five years he has spent serving as part of the management team of PAA’s natural gas storage business, brings important experience and skill to the board.

Dean Liollio has served as President and Director of our general partner since January 2010. He has served as President of PAA’s natural gas storage business since November 2008. Prior to joining PAA’s natural gas storage business, Mr. Liollio served as President, Chief Executive Officer and Director of Energy South, Inc. from August 2006 until its acquisition by Sempra in October 2008. He previously spent 23 years at Centerpoint Energy, most recently serving as Division President and COO of Southern Gas Operations. We believe that Mr. Liollio’s more than 25 years of experience in the energy industry, most notably his experience managing natural gas storage operations, including as a director and chief executive officer of a public natural gas storage company, will provide a critical resource and skill set to the board.

Al Swanson has served as Senior Vice President, Chief Financial Officer and Director of our general partner since January 2010 and as Senior Vice President and Chief Financial Officer of PAA’s general partner since November 2008. He previously served as Senior Vice President — Finance of PAA’s general partner from August 2008 until November 2008 and as Senior Vice President — Finance and Treasurer from August 2007 until August 2008. He served as Vice President — Finance and Treasurer of PAA’s general partner from August 2005 to August 2007, as Vice President and Treasurer from February 2004 to August 2005 and as Treasurer from May 2001 to February 2004. In addition, he held finance related positions at Plains Resources including Treasurer from February 2001 to May 2001 and Director of Treasury from November 2000 to February 2001. Prior to joining Plains Resources, he served as Treasurer of Santa Fe Snyder Corporation from 1999 to October 2000 and in various capacities at Snyder Oil Corporation including Director of Corporate Finance from 1998, Controller — SOCO Offshore, Inc. from 1997, and Accounting Manager from 1992. Mr. Swanson began his career with Apache Corporation in 1986 serving in internal audit and accounting. Mr. Swanson has nearly 25 years of experience in the energy industry, serving a number of public companies in the areas of finance, treasury, accounting and internal audit. We believe that this extensive background, coupled with his expertise as chief financial officer of PAA, will lend significant financial and accounting experience and skill to the board.

Richard McGee has served as Vice President — Legal and Business Development and Secretary of our general partner since January 2010. He has served as Vice President of PAA’s natural gas storage business since September 2009. From January 1999 to July 2009, he was employed by Duke Energy, serving as President of Duke Energy International from October 2001 through July 2009 and serving as general counsel of Duke Energy Services from January 1999 through September 2001. He previously spent 12 years at Vinson & Elkins L.L.P., where he was a partner with a focus on acquisitions, divestitures and development work for various clients in the energy industry.

Dan Noack has served as Vice President — Operations of our general partner since January 2010. He has served as Vice President of Operations of PAA’s natural gas storage business since July 2008. Most recently, from January 2005 until June 2008, he served as storage manager for Energy Transfer Partners responsible for their three storage assets and 76 Bcf of working gas capacity, and from January 2002 until December 2004, he served as a storage consultant for El Paso Field Services (GulfTerra) responsible for their eight storage assets, 26 cavern wells, 23 Bcf of working gas capacity and 40 MMbbls of liquid storage capacity.

Richard Tomaski has served as Vice President — Marketing of our general partner since January 2010. He has served as Vice President of PAA’s natural gas storage business since September 2005. From April 2002 until September 2005, he served as Vice President of Sempra Energy Trading, where he had responsibility for natural gas trading and gas storage marketing at Bluewater and Pine Prairie. From August 1996 until April 2002, he served in several capacities with Enron Corp. and Enron North America.

Tina L. Summers has served as Vice President — Accounting and Chief Accounting Officer of our general partner since January 2010 and as Vice President — Accounting and Chief Accounting Officer of PAA’s general partner since June 2003. She served as Controller from April 2000 until she was elected to her current position. From January 1998 to January 2000, Ms. Summers served as a consultant to Conoco de Venezuela S.A. She previously served as Senior Financial Analyst for Plains Resources from October 1994 to July 1997.

Donald C. O’Shea has served as Controller of our general partner since February 2010. Previously he served as Director, Special Projects of PAA’s general partner from November 2009 to January 2010. Prior to joining us, Mr. O’Shea spent 15 years working for the accounting firm PricewaterhouseCoopers LLP.

Victor Burk has agreed to join the board of directors of our general partner prior to or upon the listing date. Since April 2009, Mr. Burk has been a Managing Director for Alvarez and Marsal, a privately owned professional services firm. From 2005 to 2009, Mr. Burk was the global energy practice leader for Spencer Stuart, a privately owned executive recruiting firm. Prior to joining Spencer Stuart, Mr. Burk served as managing partner of Deloitte & Touche’s global oil and natural gas group from 2002 to 2005. He began his professional career in 1972 with Arthur Andersen and served as managing partner of Arthur Andersen’s global oil and natural gas group from 1989 until 2002. Mr. Burk is on the Board of Directors of EV Energy Partners, a publicly traded limited partnership engaged in the acquisition, development and production of oil and natural gas. Mr. Burk also serves as a board member of the Houston Producers’ Forum, the Independent Petroleum Association of America (Southeast Texas Region) and the Sam Houston Area Council of the Boy Scouts of America. He received a BBA in Accounting from Stephen F. Austin University, graduating with highest honors. We believe that Mr. Burk’s background, spanning over 30 years of extensive public accounting and consulting in the energy industry, coupled with his demonstrated leadership abilities, will bring valuable expertise and insight to the board.

Bobby S. Shackouls has agreed to serve as a director of our general partner immediately after the listing date. Mr. Shackouls served as Chairman of Burlington Resources Inc. from 1997 until its acquisition by ConocoPhillips in 2006. He also served as President and Chief Executive Officer of Burlington Resources from 1995 until 2006. Mr. Shackouls currently serves as a director of ConocoPhillips and The Kroger Co. We believe that Mr. Shackouls’ extensive experience within the energy industry offers valuable perspective and, in tandem with his long history of leadership as the CEO of a public company make him highly qualified to serve as a member of the board.

Compensation of Our Officers

We and our general partner were formed in January 2010. Accordingly, our general partner has not accrued any obligations with respect to management incentive or retirement benefits for our directors and officers for the fiscal year ended December 31, 2009 or for any prior periods.

The officers of our general partner will be employed by PAA’s general partner and will manage the day-to-day affairs of our business. Certain of our officers are dedicated to managing our business and will devote the substantial majority of their time to our business, while other officers will have responsibilities for both us and PAA and will devote less than a majority of their time to our business. Because the executive officers of our general partner are employees of PAA’s general partner, compensation will be paid by PAA’s general partner and reimbursed by us. The officers of our general partner, as well as the employees of PAA’s general partner who provide services to us, may participate in employee benefit plans and arrangements sponsored by PAA, including plans that may be established in the future. Our general partner has not entered into any employment agreements with any of our officers. We anticipate that, in connection with the closing of this offering, the board of directors of our general partner will grant awards to our key employees and our outside directors pursuant to the Long Term Incentive Plan described below; however, the board has not yet made any determination as to the number of awards, the type of awards or when the awards would be granted. Certain of our key employees hold grants under PAA’s Long Term Incentive Plan. It is our intent to replace such grants with grants of equivalent value under our Long Term Incentive Plan following the closing of this offering. We anticipate that the vesting of our equity awards to the officers of our general partner will be tied to time and performance thresholds. We expect that annual bonuses will be determined based on financial performance as measured across the storage season (as opposed to the calendar year), which begins on April 1 of any given year and ends on March 31 of the following year.

Because our general partner was recently formed and has not accrued any compensation obligations, we generally are not presenting historical compensation information. We have, however, included below certain compensation information for Messrs. Liollio and McGee, who we anticipate will dedicate the majority of their time to the management and operation of our business and will be designated as “named executive officers” for purposes of future compensation disclosures. Messrs. Liollio and McGee each entered into a letter agreement with PAA’s general partner outlining the basic terms of their employment. These letter agreements have been filed as exhibits to the registration statement of which this prospectus forms a part. Mr. Liollio’s employment commenced on November 1, 2008. Pursuant to Mr. Liollio’s letter agreement, he is entitled to receive annual salary of $250,000 and a minimum quarterly bonus of $85,000 pursuant to a quarterly bonus program. In addition, Mr. Liollio’s annual target bonus is 225% of his base salary. During 2009, Mr. Liollio was paid $250,000 in the form of salary and approximately $323,000 in the form of quarterly bonuses. During the second quarter of 2009, Mr. Liollio earned an annual bonus of $250,000 that included a pro rated amount for his 2008 storage season service (from commencement of his employment in November 2008 through March 31, 2009). Mr. Liollio will receive an annual bonus in the second quarter of 2010 for his 2009 storage season service. As a result of his extraordinary efforts in connection with our preparation to become a publicly traded partnership, Mr. Liollio received a special bonus of $800,000 in January 2010. In connection with his initial employment, Mr. Liollio received a grant of 60,000 phantom units under PAA’s long term incentive plan, which are subject to time and performance vesting conditions.

Mr. McGee’s employment commenced on September 15, 2009. Pursuant to Mr. McGee’s letter agreement, he is entitled to receive annual salary of $200,000 and a minimum annual bonus of $300,000. Mr. McGee’s target bonus is 150% of his base salary. During 2009, Mr. McGee was paid approximately $59,000 in the form of pro-rated salary and will receive an annual bonus in the second quarter of 2010 that will include a pro rated amount for his 2009 storage season service (from commencement of his employment in September 2009 through March 31, 2010). In connection with his initial employment, Mr. McGee received a grant of 36,000 phantom units under PAA’s long term incentive plan, which are subject to time and performance vesting conditions. It is our intent to replace the equity grants previously received by Messrs. Liollio and McGee with grants of equivalent or greater value under our Long Term Incentive Plan. Because Messrs. Liollio and McGee were not “named executive officers” of PAA during 2009, their compensation is neither presented nor discussed in PAA’s annual report on Form 10-K.

Messrs. Armstrong, Pefanis and Swanson and Ms. Summers are executive officers of the general partner of PAA as described above and, other than for Ms. Summers, information relating to their compensation is set forth in PAA’s annual report on Form 10-K.

Our Long-Term Incentive Plan

Our general partner intends to adopt the PAA Natural Gas Storage, L.P. 2010 Long Term Incentive Plan for the employees, directors and consultants of our general partner and its affiliates, including PAA, who perform services for us. To date, no awards have been made under the Long Term Incentive Plan. The description of the Long Term Incentive Plan set forth below is a summary of the material features of the Long Term Incentive Plan. This summary, however, does not purport to be a complete description of all the provisions of the Long Term Incentive Plan. This summary is qualified in its entirety by reference to the Long Term Incentive Plan, a copy of which has been filed as an exhibit to this registration statement.

The Long Term Incentive Plan will consist of restricted units, phantom units, unit options, unit appreciation rights, unit awards and deferred common units. The Long Term Incentive Plan will limit the number of common units that may be delivered pursuant to awards under the plan to 3,000,000 units. Units forfeited or withheld to satisfy tax withholding obligations will again become available for delivery pursuant to other awards. In addition, if an award is forfeited, canceled or otherwise terminates, expires or is settled without the delivery of units, the units subject to such award will again be available for new awards under the Long Term Incentive Plan. Common units to be delivered pursuant to awards under the Long Term Incentive Plan may be newly issued common units, common units acquired by us in the open market, common units acquired by us from any other person, or any combination of the foregoing. If we issue new common units upon vesting of the phantom units, the total number of common units outstanding will increase.

Administration.  The Long Term Incentive Plan will be administered by the board of directors and compensation committee of our general partner. The board of directors of our general partner may terminate or amend the Long Term Incentive Plan at any time with respect to any units for which a grant has not yet been made. Our board of directors also has the right to alter or amend the Long Term Incentive Plan or any part of the Long Term Incentive Plan from time to time, including increasing the number of units that may be granted, subject to unitholder approval as may be required by the exchange upon which the common units are listed at that time, if any. No change may be made in any outstanding grant that would materially reduce the benefits of the participant without the consent of the participant. The Long Term Incentive Plan will expire upon its termination by the board of directors or, if earlier, when no units remain available under the Long Term Incentive Plan for awards. Upon termination of the Long Term Incentive Plan, awards then outstanding will continue pursuant to the terms of their grants.

Restricted Units.  A restricted unit is a common unit that vests over a period of time and that during such time is subject to forfeiture. In the future, the plan administrator may determine to make grants of restricted units under the Long Term Incentive Plan to employees, directors and consultants, containing such terms as the plan administrator determines. The plan administrator will determine the period over which restricted units will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial objectives or other events. In addition, the restricted units may vest upon a change in control, as defined in the relevant grant letter. Distributions made on restricted units may be subjected to vesting provisions. If a grantee’s employment, consulting arrangement or membership on the board of directors terminates for any reason, the grantee’s restricted units will be automatically forfeited unless, and to the extent, the plan administrator or the terms of the award agreement provide otherwise.

Phantom Units.  A phantom unit entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the plan administrator, cash equivalent to the value of a common unit. In the future, the plan administrator may determine to make grants of phantom units under the Long Term Incentive Plan to employees, consultants and directors containing such terms as the plan administrator determines. The plan administrator will determine the period over which phantom units granted to employees, consultants and members of our board will vest. The plan administrator, in its discretion, may base its determination upon the achievement of specified financial objectives or other events. In addition, the phantom units may vest upon a change in control, as defined in the relevant grant letter. If a grantee’s employment, consulting arrangement or membership on the board of directors terminates for any reason, the grantee’s phantom units will be automatically forfeited unless, and to the extent, the plan administrator or the terms of the award agreement provide otherwise.

The plan administrator, in its discretion, may grant distribution equivalent rights, which we refer to as DERs, with respect to a phantom unit. DERs entitle the grantee to receive a cash payment equal to the cash distributions made on a common unit during the period the phantom unit is outstanding. The plan administrator will establish whether the DERs are paid currently, when the tandem phantom unit vests or on some other basis.

We intend the grant of restricted units and issuance of any common units upon vesting of the phantom units under the Long Term Incentive Plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

Unit Options and Unit Appreciation Rights.  The Long Term Incentive Plan also permits the grant of options covering common units and unit appreciation rights. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units as determined by the plan administrator. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator may determine that are consistent with the plan; however, a unit option or unit appreciation right must have an exercise price greater than or equal to the fair market value of a common unit on the date of grant.

In general, unit options and unit appreciation right will become exercisable over a period determined by the plan administrator. The plan administrator may, in its discretion, provide that unit options and unit appreciation rights will become exercisable upon a change in control, as defined in the relevant grant letter. If a grantee’s employment, consulting arrangement or membership on the board of directors terminates for any reason, the grantee’s unvested unit options and unit appreciation rights will be automatically forfeited unless, and to the extent, the award agreement or plan administrator provides otherwise. The plan administrator will determine the method or methods that may be used to pay the exercise price of unit options. The availability of unit options and unit appreciation rights is intended to furnish additional compensation to participants and to align their interests with those of our unit holders.

Unit Awards.  The Long Term Incentive Plan will permit the grant of common units that are not subject to vesting restrictions. Unit awards may be in lieu of or in addition to other compensation payable to an eligible individual. The availability of unit awards is intended to furnish additional compensation to plan participants and to align their economic interests with those of common unit holders.

Deferred Awards.  Awards granted under the Long Term Incentive Plan may be deferred to the extent permitted by the plan administrator in its discretion. The plan administrator may, for example, determine to make grants of deferred common units, which would vest immediately upon issuance and be delivered to the holder upon termination or retirement from our general partner or upon some later date that is selected by the participant or the plan administrator in accordance with Section 409A of the Internal Revenue Code. Deferred common units would typically receive all cash or other distributions paid by us on account of our common units.

U.S. Federal Income Tax Consequences of Awards Under the Long Term Incentive Plan.  Generally, when restricted units, phantom units, deferred common units, unit options or unit appreciation rights are granted, there are no income tax consequences for the participant or us. Upon the payment to the participant of common units and/or cash in respect of the award of phantom units or deferred common units or the release of restrictions on restricted units, including any distributions that have been made thereon, the participant recognizes compensation equal to the fair market value of the cash and/or units as of the date of delivery or release. A participant generally recognizes compensation income with respect to unit options and unit appreciation rights at the time the award is exercised in an amount equal to the excess of the fair market value of a unit on the date of exercise over the exercise price of the award, multiplied by the number of units subject to the award. Unit awards that are not subject to vesting restrictions or deferral typically represent taxable income on the date of grant. Unless other arrangements are made, the plan administrator is authorized to withhold from any payment due under any award or from any compensation or other amount owing to a participant, an amount (in cash, units, units that would otherwise be issued pursuant to the award, or other property) of any applicable taxes payable with respect to the grant of an award, its settlement, its exercise or the lapse of restrictions applicable to an award or in connection with any payment relating to an award or the transfer of an award and to take such other actions as may be necessary to satisfy the withholding obligations with respect to an award.

Class B Units of Our General Partner

We expect our general partner to authorize the issuance to members of our management team Class B units, each representing a profits interest in our general partner. The Class B units will be limited to proportionate participation in cash distributions paid by our general partner above specified quarterly distribution levels.

The cost of the obligations represented by the Class B units will be borne solely by our general partner. We will not be obligated to reimburse our general partner for such costs and any distributions made on such Class B units will not reduce the amount of cash available for distribution to our unitholders. Under generally accepted accounting principles, however, the Class B units represent an equity compensation plan for our benefit. Accordingly, once the likelihood of achievement of a performance threshold is considered probable, we will record an expense related to the fair market value of the associated interest at the date of grant, proportionate to the relevant service period incurred through such date. Any balance will be amortized over the remaining service period through the achievement of such performance threshold. An offsetting entry will be recorded to partners’ capital to reflect a capital contribution from our general partner equal to the amount recorded as expense in our financial statements.

Terms of each grant will vary, but are expected to include performance benchmarks that encourage and reward the growth of our partnership through acquisitions and other terms that encourage retention.

Compensation of Our Directors

The officers or employees of our general partner or of PAA’s general partner who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not officers or employees of our general partner or of PAA’s general partner will receive compensation as set by our general partner’s board of directors upon recommendation from our general partner’s compensation committee. In addition, non-employee directors will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or its committees.

Each director will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

Compensation Committee Interlocks and Insider Participation

Our general partner’s board of directors intends to establish a compensation committee, but has yet to do so.

Compensation Discussion and Analysis

All of our executive officers and other personnel necessary for our business to function will be employed and compensated by PAA’s general partner, subject to reimbursement by us. We and our general partner were formed in January 2010, therefore, we incurred no cost or liability with respect to compensation of our executive officers, nor has our general partner accrued any liabilities for management incentive or retirement benefits for our executive officers for the fiscal year ended December 31, 2009 or for any prior periods.

Responsibility and authority for compensation-related decisions for executive officers dedicated to our business will reside with the compensation committee of our general partner. Responsibility and authority for compensation-related decisions for executive officers with responsibilities to both us and PAA will reside with the compensation committee of PAA’s general partner. Our officers will manage our business as part of the service provided by PAA under the omnibus agreement, and the compensation for all of our executive officers will be indirectly paid by us through reimbursements to PAA. Our general partner’s compensation committee will also be responsible for the future administration of our LTIP and for compensation of our general partner’s non-employee directors.

We expect that the future compensation of our executive and non-executive officers will be structured in a manner similar to that of PAA and, accordingly, will include a significant component of incentive compensation based on our performance. PAA employs a compensation philosophy that emphasizes pay-for-performance (primarily the ability to increase sustainable quarterly distributions to unitholders), both on an individual and entity level, and places the majority of each officer’s compensation at risk. PAA believes its pay-for-performance approach aligns the interests of its executive officers with that of its unitholders, and at the same time enables PAA to maintain a lower level of base overhead in the event its operating and financial performance fails to meet expectations. PAA designs its executive compensation to attract and retain individuals with the background and skills necessary to successfully execute its business model in a demanding environment, to motivate those individuals to reach near-term and long-term goals in a way that aligns their interest with that of its unitholders, and to reward success in reaching such goals. PAA uses three primary elements of compensation to fulfill that design — salary, cash bonus and long-term equity incentive awards. Cash bonuses and equity incentives (as opposed to salary) represent the performance driven elements. They are also flexible in application and can be tailored to meet PAA’s objectives. The determination of specific individuals’ cash bonuses reflects their relative contribution to achieving or exceeding annual goals, and the determination of specific individuals’ long-term incentive awards is based on their expected contribution in respect of longer term performance objectives. PAA does not maintain a defined benefit or pension plan for its executive officers, because it believes such plans primarily reward longevity rather than performance. PAA provides a basic benefits package generally to all employees, which includes a 401(k) plan and health, disability and life insurance. Employees provided to us under the omnibus agreement will enjoy the same basic benefits. In instances considered necessary for the execution of their job responsibilities, PAA also reimburses certain of its executive officers and other employees for club dues and similar expenses.

Relation of Compensation Policies and Practices to Risk Management

We anticipate that our compensation policies and practices will reflect the same philosophy and approach as PAA’s. Accordingly, such policies and practices will be designed to provide rewards for short-term and long-term performance, both on an individual basis and at the entity level. In general, optimal financial and operational performance, particularly in a competitive business, requires some degree of risk-taking. Accordingly, the use of compensation as an incentive for performance can foster the potential for management and others to take unnecessary or excessive risks to reach performance thresholds which qualify them for additional compensation. For us, such risks would primarily attach to the commercial marketing activities that we intend to develop, as well as to the execution of capital expansion projects and acquisitions and the realization of associated returns.

From a risk management perspective, our policy will be to conduct our commercial activities within pre-defined risk parameters that are closely monitored and are structured in a manner intended to control and minimize the potential for unwarranted risk-taking. See “Management’s Discussion and Analysis — Future Trends and Outlook — Commercial Management Activities.” We also routinely monitor and measure the execution and performance of our capital projects and acquisitions relative to expectations.

We expect our compensation arrangements to contain a number of design elements that serve to minimize the incentive for taking unwarranted risk to achieve short-term, unsustainable results. Those elements include delaying the rewards and subjecting such rewards to forfeiture for terminations related to violations of our risk management policies and practices or of our code of conduct. See “Compensation Discussion and Analysis.”

In combination with our risk-management practices, we do not believe that risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units that, upon the consummation of this offering and the related transactions and assuming that underwriters do not exercise their option to purchase up to 1,500,000 additional common units, will be owned by:

•	each person or group of persons known by us to be a beneficial owner of 5% or more of the then outstanding units;

•	each member of and nominee to the board of directors of our general partner;

•	each executive officer of our general partner; and

•	all directors, director nominees and executive officers of our general partner as a group.

					Percentage of		Percentage	Percentage of
		Percentage		Series A	Series A	Series B	of Series B	Total Common
	Common	of Common		Subordinated	Subordinated	Subordinated	Subordinated	and Subordinated
	Units to be	Units to be		Units to be	Units to be	Units to be	Units to be	Units to be
Name and Address of	Beneficially	Beneficially		Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Beneficial Owner	Owned(1)	Owned		Owned	Owned	Owned	Owned	Owned

Plains All American Pipeline, L.P.(2)	21,584,529	68.3%		13,934,351	100%	11,500,000	100%	82.5%
Greg L. Armstrong			%	—	—	—	—		%
Harry N. Pefanis			%	—	—	—	—		%
Dean Liollio			%	—	—	—	—		%
Al Swanson			%	—	—	—	—		%
Richard McGee			%	—	—	—	—		%
Tina L. Summers			%	—	—	—	—		%
Victor Burk			%	—	—	—	—		%
Bobby S. Shackouls			%	—	—	—	—		%
All directors, director nominees and executive officers of our general partner as a group (8 persons)			%	—	—	—	—		%

*	Less than 1%

(1)	Does not include common units that may be purchased in the directed unit program. We expect our executive officers to purchase an aggregate of approximately 245,000 common units in the directed unit program. See “Underwriting.”

(2)	The address for Plains All American Pipeline, L.P. is 333 Clay Street, Suite 1600, Houston, Texas 77002.

The following table sets forth, as of April 21, 2010, the number of common units of Plains All American Pipeline, L.P. owned by beneficial owners of 5% or more of PAA’s units, each of the executive officers, directors, and director nominees of our general partner and all directors, director nominees and executive officers of our general partner as a group. As of April 21, 2010, there were 136,135,988 common units of Plains All American Pipeline issued and outstanding.

	PAA Common Units Owned Directly		Percentage of PAA Common
Name and Address of Beneficial Owner	or Indirectly(1)		Units Beneficially Owned

Paul G. Allen(2)	16,293,379	(2)	12.0	%(3)
Vulcan Energy Corporation(4)	12,390,120		9.1%
Richard Kayne/Kayne Anderson Capital Advisors, L.P.(5)	7,281,859	(5)	5.3%
Greg L. Armstrong	467,490		*
Harry N. Pefanis	301,118		*
Dean Liollio	10,000		*
Al Swanson	32,803		*
Richard McGee	—		—
Tina L. Summers	29,043		*
Victor Burk	500		*
Bobby S. Shackouls	3,000		*
All directors, director nominees and executive officers of our general partner as a group (8 persons)	843,954		*

*	Less than 1%

(1)	Includes the following phantom units under PAA’s Long-Term Incentive Plans, which are expected to vest within 60 days after April 1, 2010; Mr. Armstrong, 120,000; Mr. Pefanis, 80,000; Mr. Swanson, 17,000; Ms. Summers, 13,500; and all directors, director nominees and executive officers of our general partner as a group, 230,500.

(2)	Mr. Allen owns approximately 80% of the outstanding shares of common stock of Vulcan Energy Corporation. Mr. Allen also controls Vulcan Capital Private Equity I LLC (“Vulcan I LLC”), which is the record holder of 3,706,044 common units of PAA, and Vulcan Capital Private Equity II LLC (together with Vulcan I LLC, “Vulcan LLC”), which is the record holder of 197,215 common units of PAA. The address for Mr. Allen and Vulcan LLC is 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. Mr. Allen disclaims any deemed beneficial ownership, beyond his pecuniary interest, in any of PAA’s partner interests held by Vulcan Energy Corporation or any of its affiliates.

(3)	Giving effect to the indirect ownership by Vulcan Energy Corporation of a portion of PAA’s general partner, Mr. Allen may be deemed to beneficially own approximately 12.7% of PAA’s total equity. Mr. Allen disclaims any deemed beneficial ownership, beyond his pecuniary interest, in any of PAA’s partner interests held by Vulcan Energy Corporation or any of its affiliates.

(4)	The address for Vulcan Energy Corporation is c/o Plains All American GP LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002.

(5)	Richard A. Kayne is Chief Executive Officer and Director of Kayne Anderson Investment Management, Inc., which is the general partner of Kayne Anderson Capital Advisors, L.P. (“KACALP”). Various accounts (including KAFU Holdings, L.P., which owns a portion of PAA’s general partner) under the management or control of KACALP own 7,016,623 common units of PAA. Mr. Kayne may be deemed to beneficially own such units. In addition, Mr. Kayne directly owns or has sole voting and dispositive power over 265,236 common units of PAA. Mr. Kayne disclaims beneficial ownership of any of PAA’s partner interests other than units held by him or interests attributable to him by virtue of his interests in the accounts that own PAA’s partner interests. The address for Mr. Kayne and Kayne Anderson Investment Management, Inc. is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, California 90067.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, PAA will own 21,584,529 common units, 13,934,351 Series A subordinated units and 11,500,000 Series B subordinated units, representing an aggregate 80.8% limited partner interest in us. In addition, PAA will own our general partner, which will own a 2.0% general partner interest in us and all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation of the partnership, assuming that the underwriters do not exercise their option to purchase additional common units. These distributions and payments were determined by and among affiliated entities.

Formation stage
The aggregate consideration received by PAA for the contribution of the assets and liabilities to us	• 21,584,529 common units;
• 13,934,351 Series A subordinated units;
• 11,500,000 Series B subordinated units;
• 2.0% general partner interest; and
• our incentive distribution rights.

Operational stage
Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98.0% to our unitholders pro rata, including PAA as the holder of common units and 13,934,351 Series A subordinated units, and 2.0% to our general partner, assuming it makes any capital contributions necessary to maintain its 2.0% interest in us. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level, including the general partner’s 2% general partner interest.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding common units and Series A subordinated units for four quarters, our general partner would receive an annual distribution of approximately $1.3 million on its general partner interest and PAA would receive an annual distribution of approximately $48.0 million on its common units and Series A subordinated units.

If our general partner elects to reset the target distribution levels, it will be entitled to receive common units. The Series B subordinated units are not entitled to cash distributions unless and until they convert to Series A subordinated units or common units.

Payments to our general partner and its affiliates	Our general partner does not receive a management fee or other compensation for the management of our partnership. Our general partner and its affiliates are reimbursed, however, for all direct and indirect expenses incurred on our behalf. Our general partner determines the amount of these expenses. In addition, we will reimburse

PAA for the provision of various general and administrative services for our benefit pursuant to the omnibus agreement and the costs and expenses of employees provided to us. Please read “— Agreements Governing the Transaction — Omnibus Agreement” below.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of Our General Partner.”

Liquidation stage
Liquidation	Upon our liquidation, our partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

We and other parties have or will enter into the various documents and agreements that will affect the offering transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. These agreements have been negotiated among affiliated parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid from the proceeds of this offering.

Omnibus Agreement

Concurrently with the closing of our initial public offering, we will enter into an omnibus agreement with PAA and certain of its affiliates, pursuant to which we will agree upon certain aspects of our relationship with them, including, among other things:

•	the provision by PAA’s general partner to us of certain general and administrative services and our agreement to reimburse PAA’s general partner for such services;

•	the provision by PAA’s general partner of such employees as may be necessary to operate and manage our business, and our agreement to reimburse PAA’s general partner for the expenses associated with such employees;

•	certain indemnification obligations; and

•	our use of the name “PAA” and related marks.

PAA’s indemnification obligations will include certain liabilities relating to:

•	for a period of three years after the closing of this offering, environmental liabilities, including (i) any violation or correction of violation of environmental laws associated with our assets, where a correction of violation would include assessment, investigation, monitoring, remediation, or other similar action and (ii) any event, omission or condition associated with the ownership of our assets (including presence of hazardous materials), including (A) the cost and expense of any assessment, investigation, monitoring, remediation or other similar action and (B) the cost and expense of any environmental or toxic tort litigation, provided that (i) the aggregate amount payable to us pursuant to this bullet point does not exceed $15 million and (ii) amounts are only payable to us pursuant to this bullet point after liabilities relating to this bullet point have exceeded $250,000;

•	until 60 days after the applicable statute of limitations, any of our federal, state and local income tax liabilities attributable to the ownership and operation of our assets and the assets of our subsidiaries prior to the closing of this offering or our formation transactions;

•	for a period of three years after the closing of this offering, the failure to have all necessary consents and governmental permits where such failure renders us unable to use and operate our assets in substantially the same manner in which they were used and operated immediately prior to the closing of this offering; and

•	for a period of three years after the closing of this offering, our failure to have (i) valid and indefeasible easement rights, rights-of-way, leasehold and/or fee ownership interest in the lands where our assets are located or (ii) valid title to the equity interests of the entities owning our assets and such failure prevents us from using or operating our assets in substantially the same manner as operated immediately prior to the closing of this offering.

In no event will PAA be obligated to indemnify us for any claims, losses or expenses or income taxes referred to above to the extent either (i) reserved for in our financial statements as of December 31, 2010, or (ii) we recover any such amounts under available insurance coverage, from contractual rights or other recoveries against any third party.

In addition, we will also agree to indemnify PAA and its general partner from any losses, costs or damages incurred by PAA or its general partner that are attributable to the ownership and operation of our assets and the assets of our subsidiaries following the closing of this offering, subject to the same limitations on PAA’s indemnity to us.

With respect to the provision by PAA’s general partner of certain general and administrative services and such management and operating services as may be necessary to manage and operate the business of the Partnership, we will reimburse PAA’s general partner for all reasonable costs and expenses incurred by it in connection with the performance of these services and will also reimburse PAA’s general partner for any sales, use, excise, value added or similar taxes incurred by it in connection with the provision of the services and all insurance coverage expenses it incurs or payments it makes with respect to our assets.

The omnibus agreement will also provide that PAA’s general partner will provide specified employees to our general partner to provide our general partner with those services necessary to operate, manage, maintain and report the operating results of the Partnership’s assets. Such employees will be under the direction, supervision and control of our general partner and our general partner will reimburse PAA’s general partner for all costs and expenses incurred by it in connection with the employees.

The omnibus agreement can be amended by written agreement of all the parties to the agreement. However, the partnership may not agree to any amendment or modification that would, in the reasonable discretion of our general partner, be adverse in any material respect to the holders of our common units without the prior approval of the conflicts committee.

Except for the indemnification provisions set forth in the agreement, the omnibus agreement will terminate if PAA ceases to directly or indirectly control our general partner or us or may be terminated by PAA if PNGS GP LLC is removed as our general partner under circumstances where “cause” does not exist and the common units held by PAA and its affiliates were not voted in favor of such removal.

Tax Sharing Agreement

Concurrently with the closing of our initial public offering, we will enter into a tax sharing agreement with PAA, pursuant to which we and PAA will agree on the method of allocation among us and our subsidiaries, on the one hand, and PAA and its subsidiaries (other than us and our subsidiaries) on the other, of the responsibilities, liabilities and benefits relating to any taxes for which a combined return is filed for taxable periods including or beginning on the closing date of this offering.

Related Party Transactions

Potential PAA Financial Support

PAA may elect, but is not obligated, to provide financial support to us under certain circumstances, such as in connection with an acquisition or expansion capital project. Our partnership agreement contains provisions designed to facilitate PAA’s ability to provide us with financial support while reducing concerns regarding conflicts of interest by defining certain potential financing transactions between PAA and us as fair to our unitholders. In that regard, the following forms of potential PAA financial support will be deemed fair to our unitholders, and will not constitute a breach of any duty by our general partner, if consummated on terms not less favorable than those described below:

•	our issuance of common units to PAA at a price per common unit of no less than 95% of the trailing 20-day average closing price per common unit.

•	our borrowing funds from PAA on terms that include a tenor of no more than three years and a fixed rate of interest that is no more than 100 basis points higher than the lesser of (i) the fixed rate of interest incurred by PAA on any senior notes or other financial instruments issued by PAA to fund such loan to us or (ii) the weighted average of PAA’s outstanding senior note issues.

•	PAA may provide us or any of our subsidiaries with guaranties or trade credit support to support the ongoing operations of us or our subsidiaries; provided, that (i) the pricing for any such guaranties or trade credit support is no more than the cost to us of issuing a comparable letter of credit under our credit agreement, and (ii) any such guaranties or trade credit support are limited to ordinary course obligations of us or our subsidiaries and do not extend to indebtedness for borrowed money or other obligations that could be characterized as debt.

We have no obligation to seek financing or support from PAA on the terms described above or to accept such financing or support if offered to us. In addition, PAA will have no obligation to provide financial support under these or any other circumstances. We would anticipate that PAA would provide such support to us only if permitted under the relevant provisions of its debt instruments at the time. Finally, the existence of these provisions will not preclude other forms of financial support from PAA, including financial support on significantly less favorable terms if we conclude that such support is in, or not opposed to, our best interests.

In addition, following the completion of our issuance of common units in connection with an underwritten public offering, direct placement and/or private offering of common units, we may make a reasonably prompt redemption of a number of common units owned by PAA that is no greater than the aggregate number of common units issued to PAA pursuant to the first bullet above (taking into account any prior redemptions pursuant to this paragraph) at a price per common unit that is no greater than the price per common unit paid by the investors in such offering or placement, as applicable, less underwriting discounts and commissions or placement fees, if any. As with the transactions described in the bullets above, any such redemptions will be deemed fair to our unitholders and will not constitute a breach of any duty of our general partner.

Intercompany Note with PAA

In conjunction with the PAA Ownership Transaction, all third party debt was terminated and replaced with a related party note payable to PAA with an initial principal amount of approximately $438 million and a fixed interest rate of 6.5%. The note is a demand note with no set maturity date and under which PAA has the ability to demand payment at any time. However, PAA has issued a waiver stating that it will not demand payment during the year ended December 31, 2010, and PAA has indicated that it will not request repayment prior to December 31, 2013. The interest on the note is paid in-kind and added to the principal amount of the note. As of December 31, 2009, amounts due under the note were approximately $451 million, including accrued interest. To the extent necessary, we have the ability to incur additional borrowings under the note. Upon closing of this offering, we intend to use the net proceeds from this offering, together with borrowings under our credit facility, to repay approximately $385.2 million of the intercompany note. We expect that any intercompany indebtedness not repaid in connection with this offering will be extinguished and treated as a capital contribution and part of PAA’s investment in us.

Contracts with Affiliates

In December 2008, PAA made a $600,000 loan to Dean Liollio, President of PAA’s natural gas storage business, to assist him with the payment of relocation expenses incurred in connection with his employment with PAA’s general partner. The loan did not bear any interest and has since been repaid in full.

Review, Approval or Ratification of Transactions with Related Persons

We expect that we will adopt policies for the review, approval and ratification of transactions with related persons similar to those that have been adopted by PAA, as embodied in PAA’s Governance Guidelines and Code of Business Conduct.

Upon our adoption of Governance Guidelines similar to those of PAA, a director would be expected to bring to the attention of the CEO or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and the Partnership or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board in light of the circumstances, be determined by a majority of the disinterested directors.

If a conflict or potential conflict of interest arises between the Partnership and our general partner, the resolution of any such conflict or potential conflict should be addressed by the board in accordance with the provisions of the Partnership Agreement. At the discretion of the board in light of the circumstances, the resolution may be determined by the board in its entirety or by a “conflicts committee” meeting the definitional requirements for such a committee under the Partnership Agreement.

Upon our adoption of a Code of Business Conduct similar to PAA’s, any Executive Officer will be required to avoid conflicts of interest unless approved by the board of directors.

In the case of any sale of equity by the Partnership in which an owner or affiliate of an owner of our general partner participates, we anticipate that our practice will be to obtain approval of the board for the transaction. We anticipate that the board will typically delegate authority to set the specific terms to a pricing committee, consisting of the CEO and one independent director. Actions by the pricing committee will require unanimous approval.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Potential conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including PAA, on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have legal duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a legal duty to manage our partnership in a manner beneficial to us and our unitholders. It is not possible to predict the nature or extent of these potential future conflicts of interest at this time, nor is it possible to determine how we will address and resolve any such future conflicts of interest. The resolution of these conflicts may not always be in the best interest of our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us and our limited partners, on the other hand, our general partner’s board of directors or its conflicts committee will resolve, on behalf of our public unitholders, that conflict. Our partnership agreement contains provisions that define and limit our general partner’s duties to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions taken by our general partner that, without those limitations, might be challenged as breaches of its fiduciary duty.

Our partnership agreement provides that any resolution or course of action adopted by our general partner in respect of a conflict of interest will be permitted and deemed approved by all of our partners, and will not constitute a breach of our partnership agreement or any duty stated or implied by law or equity if the resolution or course of action in respect of such conflict of interest is fair and reasonable to us. Such resolution will be deemed fair and reasonable if:

•	approved by the conflicts committee of our general partner after due inquiry, based on a subjective belief that the course of action or determination that is the subject of such approval is fair and reasonable to us (although our general partner is not obligated to seek such approval);

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, directors and executive officers;

•	determined by our general partner (after due inquiry) to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	approved by our general partner (after due inquiry), based on a subjective belief that the course of action or determination that is the subject of such approval is fair and reasonable to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors. In connection with a situation involving a conflict of interest, any determination by our general partner involving the resolution of the conflict of interest must be made in good faith. Under our partnership agreement, a determination made in good faith means that the person making the determination does so with the subjective belief that the determination (i) with respect to matters involving us, is in, or not opposed to, the best interests of our partnership and (ii) with respect to matters involving the relative rights and privileges of holders of our equity interests, consistent with the intent of the provisions of our partnership agreement. In connection therewith, such person or persons may take into account the circumstances and relationships involved (including our short-term or long-term interests and other arrangements or relationships that could be considered favorable or advantageous to us). When our partnership agreement requires someone to act after due inquiry, the person or persons making such determination or taking or declining to take an action subjectively believe that such person or persons had available adequate information to make such determination or to take or decline to take such action in accordance with the applicable contractual standard.

Our partnership agreements also provides that, to the fullest extent permitted by law, in connection with any action or inaction of, or determination made by, our general partner’s board of directors or its conflicts committee with respect to any matter relating to us, it shall be presumed that our general partner’s board of directors or its conflicts committee acted in a manner that satisfied the contractual standards set forth in our partnership agreement, and in any proceeding brought by any limited partner or by or on behalf of such limited partner or any other limited partner or our partnership challenging any such action or inaction of, or determination made by, our general partner, the person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption.

Potential for Conflicts

Conflicts of interest could arise in the situations described below, among others.

Neither our partnership agreement nor any other agreement requires PAA to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Directors of the ultimate general partner of PAA have a fiduciary duty to make these decisions in the best interests of the owners of PAA, which may be contrary to our interests.

Because certain of the directors of our general partner are also directors and/or officers of PAA’s general partner, such directors have fiduciary duties to PAA that may cause them to pursue business strategies that disproportionately benefit PAA or which otherwise are not in our best interests.

Our general partner and its affiliates are allowed to take into account the interests of parties other than us in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples include our general partner’s limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership.

Certain of the executive officers of our general partner will devote a substantial portion of time to the business of PAA and will be compensated by PAA accordingly.

Certain of the executive officers of our general partner are also executive officers of PAA’s general partner, including Greg L. Armstrong, Harry N. Pefanis, Al Swanson and Tina L. Summers, and will devote a substantial portion of their time to PAA’s business and affairs. We will also utilize a significant number of employees of PAA to operate our business and for which we will reimburse PAA under the omnibus agreement for expenses of operational personnel who perform services for our benefit and for allocated general and administrative expenses. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Omnibus Agreement.” Our general partner and PAA will also conduct businesses and activities of their own in which we will have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the executive officers of our general partner.

PAA may engage in competition with us.

While PAA has stated that it intends to utilize our partnership as the primary vehicle through which it will participate in the natural gas storage business, PAA and its affiliates are not limited in their ability to compete with us.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement provides that in order for a determination to be made in “good faith” with respect to matters involving us, our general partner must subjectively believe that the determination is in, or not opposed to, our best interests. Please read “The Partnership Agreement — Voting Rights” for information regarding matters that require unitholder approval.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders.

The amount of cash that is available for distribution to our unitholders is affected by the decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of cash reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces distributable cash flow. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the ability of the Series A subordinated units to convert into common units and the ability of the Series B subordinated units to convert into Series A subordinated units or common units.

In addition, our general partner may use an amount, initially equal to $40 million, which would not otherwise constitute available cash from distributable cash flow, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of Series A subordinated units into common units and the conversion of Series B subordinated units into Series A subordinated units or common units. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any Series A subordinated units held by them or the incentive distribution rights;

•	hastening the expiration of the subordination period; or

•	achieving the financial conditions necessary for the Series B subordinated units to convert to Series A subordinated units or common units.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and Series A subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all of our outstanding common units and Series A subordinated units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. However, our partnership agreement does not permit our general partner and its affiliates to borrow funds from us, or our subsidiaries.

Our general partner determines which of the costs it incurs on our behalf are reimbursable by us.

We will reimburse our general partner and its affiliates for the costs incurred in managing and operating us, including costs incurred both by it and on its behalf pursuant to service arrangements with PAA. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or from entering into additional contractual arrangements with any of these entities on our behalf.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering are contracts with affiliates. In some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to such arrangements.

Our general partner will determine, in good faith, the terms of any such transactions entered into after the close of this offering.

Our general partner and its affiliates will have no obligation to permit us to use any of its or its affiliates’ facilities or assets, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained more favorable terms without the limitation on liability.

Our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if they own more than 80% of our common units.

Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may be required to sell his common units at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”

Our general partner controls the enforcement of its and its affiliates’ obligations to us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Our general partner has the right to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election if and when (i) there are no Series A subordinated units outstanding and (ii) it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and each target distribution level will be reset to the correspondingly higher amount that causes such reset target distribution level to exceed the reset minimum quarterly distribution by the same percentage that such distribution level exceeds the then-current minimum quarterly distribution. Our general partner will have the right to reset the minimum quarterly distribution whether or not any Series B subordinated units remain outstanding.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then-current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels related to our general partner’s incentive distribution rights. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner Interest and Incentive Distribution Rights.”

Duties of our General Partner

The duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the duties (including any fiduciary duties) otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions that waive or consent to conduct by our general partner that might otherwise be challenged under state law standards. We have adopted these modified duties to allow our general partner or its affiliates to engage in transactions with us that might otherwise be limited by state-law standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors has duties to manage our general partner in a manner beneficial to its owner, as well as to our unitholders. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications of state law standards enable our general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications may be detrimental to our unitholders because they restrict the remedies available to unitholders for actions that might otherwise constitute breaches of fiduciary or other duties, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest.

State-law fiduciary duty standards	Fiduciary duties are generally considered to include a duty of care and a duty of loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require that a general partner (i) be attentive and inform itself of all material facts regarding a decision before taking action, (ii) protect the financial and other interests of the partnership and proceed with a critical eye in assessing information, and (iii) act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that a general partner’s actions be motivated solely by the best interests of the partnership and all of its partners as a whole. Hence, in the absence of a provision in the partnership agreement providing otherwise, a general partner would not be permitted to use its position of trust and confidence to further its private interests, but rather would have to act at all times in the best interests of the partnership and all of its partners as a whole.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise be challenged under state law standards. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act or proceed in “good faith” and will not, unless another express standard is provided for in our partnership agreement, be subject to any other standard under applicable law. When our partnership agreement requires someone to act in good faith, it requires that the person or persons making a determination or taking or declining to take an action subjectively believe that the determination, or other action or anticipated result thereof (i) with respect to matters involving us, is in, or not opposed to, our best interest and (ii) with respect to matters involving the relative rights and privileges of holders of our equity interests, consistent with the intent of the provisions of our partnership agreement. In connection therewith, such person or persons may take into account the circumstances and relationships involved (including our short-term or long-term interests and other arrangements or relationships that could be considered favorable or advantageous to us). When our partnership agreement requires someone to act after due inquiry, the person or persons making such determination or taking or declining to take such action are required to subjectively believe that such person or persons had available adequate information to make such determination or to take or decline to take such action in accordance with the applicable contractual standard. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any duty or obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

For a description of our partnership agreement’s conflict resolution procedures and the effects of any such resolution, please read “— Conflicts of Interest.”

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Indemnification

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units, the Series A subordinated units and the Series B subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units, Series A subordinated units and Series B subordinated units in and to partnership distributions, please read this section and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties.  American Stock Transfer & Trust Company will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal.  The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	is deemed to have given the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities that are transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A and will be adopted contemporaneously with the closing of this offering. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions;”

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties;”

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units;” and

•	with regard to allocations of taxable income and taxable loss, please read “Material Income Tax Consequences.”

Organization and Duration

Our partnership was organized in January 2010 and will have a perpetual existence.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of the acquisition, development, operation and commercial management of natural gas storage facilities and related activities, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

If we issue additional units, our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. The 2.0% general partner interest is not deemed outstanding for purposes of voting rights and such interest represents a non-voting general partner interest. Matters that require the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units (including common units held by our general partner and its affiliates) and a majority of the Series A subordinated units and Series B subordinated units, voting as separate classes;

•	after the subordination period but while there are still Series B subordinated units outstanding, the approval of a majority of the common units (including common units held by our general partner and its affiliates) and a majority of the Series B subordinated units, voting as separate classes; and

•	after the subordination period and there are no remaining Series B subordinated units outstanding, the approval of a majority of the common units, voting as a single class.

In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “— Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “— Termination and Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, directors and executive officers, is required for the withdrawal of our general partner prior to June 30, 2020 in a manner that would cause dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	Our general partner may transfer all or any part of its general partner interest in us without a vote of our unitholders to another person at any time. Please read “— Transfer of General Partner Interest.”

Transfer of incentive distribution rights	The general partner or any other holder of incentive distribution rights may transfer any or all of its incentive distribution rights without unitholder approval.

Transfer of ownership interests in our general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in the General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in two states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of the operating company may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, Series A subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2.0% general partner interest in us. Our general partner’s 2.0% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, Series A subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and Series A subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General.  Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority (excluding common units owned by the general partner and its affiliates, directors and executive officers in the case of any amendment, during the subordination period, that materially changes the terms of our partnership agreement relating to the subordinated units).

Prohibited Amendments.  No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, affiliates of our general partner will own an aggregate of approximately 82.5% of our outstanding common units, Series A subordinated units and Series B subordinated units.

No Unitholder Approval.  Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or the right to acquire partnership securities, including any amendment that our general partner determines is necessary or appropriate in connection with:

•	the adjustments of the minimum quarterly distribution, first target distribution and second target distribution in connection with the reset of our general partner’s incentive distribution rights as described under “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels,” or

•	any modification of the incentive distribution rights made in connection with the issuance of additional partnership securities or rights to acquire partnership securities, provided that, any such modifications and related issuance of partnership securities have received approval by a majority of the members of the conflicts committee of our general partner;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval.  Our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. Except for amendments not requiring limited partner approval, no other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Additionally, our general partner cannot cause us to enter into any such transactions before the end of the subordination period that involve an exchange of any of the subordinated units for cash or other consideration without obtaining the approval of the conflicts committee of our general partner, after due inquiry, based on a subjective belief that the course of action or determination that is the subject of such approval is fair and reasonable to us. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement, each of our units will be an identical unit of our partnership following the transaction and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in-kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2020 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, directors and executive officers, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2020, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interest” and “— Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a single class, and the outstanding subordinated units, voting as a single class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, affiliates of our general partner will own an aggregate of approximately 82.5% of our outstanding limited partner units, including all of our Series A subordinated units and Series B subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and the units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding Series A subordinated units will immediately convert into common units on a one-for-one basis;

•	each Series B subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates and any other out-of-pocket expenses or liabilities directly or indirectly relating to the withdrawal or removal of the general partner.

Transfer of General Partner Interest

Our general partner may transfer all or any part of its general partner interest to another person at any time. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may, at any time, transfer common units or subordinated units to one or more persons, without unitholder approval, except that they may not transfer Series A subordinated units or Series B subordinated units to us without the approval of the holders of a majority of the outstanding common units (excluding common units held by our general partner and its affiliates, directors and executive officers).

Transfer of Ownership Interests in the General Partner

At any time, PAA and its affiliates may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

The general partner or any other holder of incentive distribution rights may transfer any or all of its incentive distribution rights without unitholder approval.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove PNGS GP LLC as our general partner or from otherwise changing our management. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units directly from our general partner or its affiliates or any transferee of that person or group that is approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates, directors and executive officers are not voted in favor of that removal:

•	the subordination period will end and all outstanding Series A subordinated units will immediately convert into common units on a one-for-one basis;

•	each Series B subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days notice. The purchase price in the event of this purchase is the greater of:

•	the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date three days before the date the notice is mailed.

Our general partner may assign its limited call right to its affiliates.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Income Tax Consequences — Disposition of Common Units.”

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

•	permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partner, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our current or future subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our limited partners (and their owners, to the extent relevant); and

•	permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by the general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting, if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner, any departing general partner, an affiliate of our general partner or an affiliate of any departing general partners; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with the operation of our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 120 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and in filing his federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership and related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and our financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of PNGS GP LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and fees. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, PAA will hold an aggregate of 21,584,529 common units, assuming that the underwriters do not exercise their option to purchase up to 1,500,000 additional common units, 13,934,351 Series A subordinated units and 11,500,000 Series B subordinated units. All of the Series A subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The Series B subordinated units are also eligible for conversion into common units if certain operational and financial conditions are satisfied and the end of the subordination period has occurred. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours, as defined in Rule 144, may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an “affiliate” of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding, or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell common units under Rule 144 without regard to the rule’s public information requirements, volume limitations, manner of sale provisions and notice requirements.

The partnership agreement does not restrict our ability to issue any partnership securities. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, our common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and state securities laws the offer and sale of any common units, subordinated units or other partnership securities that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration of any of these units or other partnership securities and to include them in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or the prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and fees. Except as described below, our general partner and its affiliates may sell their units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

PAA, our partnership, our general partner and its affiliates, the executive officers and directors of our general partner, and certain individuals who purchase common units in the directed unit program have agreed not to sell any common units they beneficially own for a certain period of time following the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting.”

MATERIAL INCOME TAX CONSEQUENCES

This section is a discussion of the material income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to PAA Natural Gas Storage, L.P. and our operating companies.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (IRAs), employee benefit plans, real estate investment trusts (REITs) or mutual funds. Accordingly, we encourage each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to in this discussion as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of our operating company for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and our operating company will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. Among the representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are the following:

•	Neither we nor the operating company has elected or will elect to be treated as a corporation;

•	For each taxable year, more than 90% of our gross income has been and will be income from sources that Vinson & Elkins L.L.P. has opined or will opine as generating “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

•	Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

We believe that these representations have been true in the past and expect that these representations will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of PAA Natural Gas Storage, L.P. will be treated as partners of PAA Natural Gas Storage, L.P. for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of PAA Natural Gas Storage, L.P. for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in PAA Natural Gas Storage, L.P. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in PAA Natural Gas Storage, L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income.  We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under ‘‘— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions.  We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2012, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all common units and Series A subordinated units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make minimum quarterly distributions on all common units and Series A subordinated units, yet we only distribute the minimum quarterly distributions on all common units and Series A subordinated units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or a corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at-risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder’s tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at-risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments, (including our investments or a unitholder’s investments in other publicly traded partnerships, such as PAA other than the share of PAA’s income attributable to its investment in us), or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted by the unitholder in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. Because PAA owns an interest in us, deduction of such suspended passive losses from us may also require a unitholder to dispose of any interests the unitholder holds in PAA in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships, such as PAA other than any share of PAA’s losses attributable to its investment in us.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest deduction limitation. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us; provided that there will be no allocations of income, gain, loss or deduction in respect of the Series B subordinated units prior to their conversion. At any time that distributions are made to the common units in excess of distributions to the Series A subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. In addition, we may make special allocations of income, gain, loss, deduction, unrealized gain, and unrealized loss among the partners in a manner to create economic uniformity among the common units into which the Series A subordinated units and Series B subordinated units convert and the common units held by public unitholders. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates that exists at the time of such contribution, together, referred to in this discussion as the “Contributed Property.” These “Section 704(c) Allocations” are required to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and the “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity.” The effect of these Section 704(c) Allocations, to a unitholder purchasing common units from us in this offering will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to the general partner and our other unitholders immediately prior to such issuance or other transactions to account for the Book-Tax Disparity of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Internal Revenue Code to eliminate Book-Tax Disparities will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in ‘‘— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

The recently enacted Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 is scheduled to impose a 3.8% Medicare tax on certain investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election.  We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price of units acquired from another unitholder. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

We will adopt the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property subject to depreciation under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read “— Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in his taxable income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our general partner and certain of its affiliates, and (ii) any other offering will be borne by our general partner and other unitholders as of that time. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “— Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2010 and 20% thereafter (absent new legislation extending or adjusting the current rate). However, a portion, which will likely be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, PAA will own more than 50% of the total interests in our capital and profits interests. Therefore, a transfer by PAA of all or a portion of its interests in us, including a deemed transfer as a result of a termination of PAA’s partnership for federal income tax purposes, could result in a termination of our partnership for federal income tax purposes. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and could result in unitholders receiving two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership will be required to provide only a single Schedule K-1 to unitholders for the tax years in which the termination occurs.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the Treasury Regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units. Moreover, under our partnership agreement, non-U.S. persons are not Eligible Holders of our common units and common units held by non-U.S. persons may be subject to redemption. Please read “The Partnership Agreement — Ineligible Assignees; Redemption” and “The Partnership Agreement — Non-Citizen Assignees; Redemption.”

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income less certain allowable deductions allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and non-U.S. corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, cash distributions to non-U.S. unitholders will be subject to withholding at the highest applicable effective tax rates. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a non-U.S. corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the non-U.S. corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the non-U.S. corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A non-U.S. unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a non-U.S. unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the Partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. common unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, non-U.S. unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names PNGS GP LLC as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a United States person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts.

No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). The penalty is increased to 40% in the event of a gross valuation misstatement. We do not anticipate making any valuation misstatements.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Louisiana and Michigan. Each of these states imposes a personal income tax on individuals and imposes an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN PAA NATURAL GAS STORAGE, L.P. BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Income Tax Consequences — Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that, with respect to the plan, are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether, in certain circumstances, the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets.” Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by the employee benefit plan are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under some provision of the federal securities laws;

(b) the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code.

UNDERWRITING

Barclays Capital Inc., UBS Securities LLC, Citigroup Global Markets Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Number
Underwriter	of Common Units

Barclays Capital Inc.
UBS Securities LLC
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Raymond James & Associates, Inc.
Madison Williams and Company LLC
Morgan Keegan & Company, Inc.
RBC Capital Markets Corporation
Stifel, Nicolaus & Company, Incorporated

Total	10,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the option to purchase additional common units as described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $      per common unit. If all the common units are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

Option to Purchase Additional Units

We have granted the underwriters an option to purchase up to 1,500,000 additional common units. This option may be exercised if the underwriters sell more than 10,000,000 common units in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional common units approximately in proportion to the amounts specified in the table above. If the underwriters do not exercise their option, the 1,500,000 common units will be issued to PAA. If and to the extent the underwriters exercise their option, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to PAA. The net proceeds from any exercise of the underwriters’ option to purchase additional common units will be used to reimburse PAA for capital expenditures it incurred with respect to the assets contributed to us.

No Sales of Similar Securities

We, our general partner, certain of our general partner’s officers and directors, certain of our affiliates, including PAA, and certain of their officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives, sell, pledge or otherwise dispose of (or enter into any transaction that is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise)), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to any common units or securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, common units or securities that are senior to or economically equivalent to common units, other than certain permitted transfers.

The representatives, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described above do not apply to the issuance and sale of common units by us to the underwriters pursuant to the underwriting agreement; the issuance and sale of common units in connection with certain acquisitions; the issuance and sale of common units to PAA in connection with transactions described under “Certain Relationships and Related Party Transactions — Related Party Transactions — Potential PAA Financial Support;” and the issuance and sale of phantom units, deferred common units and unit options to officers and directors of our general partner not exercisable during the 180-day restricted period under our LTIP.

As described below under “Directed Unit Program,” any participants in the Directed Unit Program who purchase more than 10,000 common units will be subject to a 25-day lock-up with respect to any common units sold to them pursuant to that program. This lock-up will have similar restrictions and an identical extension provision as the lock-up agreement described above. Any common units sold in the Directed Unit Program to our general partner’s directors or executive officers will be subject to the 180-day lock-up agreement described above.

Determination of Offering Price

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

New York Stock Exchange

We have applied to list our common units on the NYSE under the symbol “PNG.” The underwriters have undertaken to sell common units to a minimum of 400 beneficial owners in lots of 100 or more common units to meet the NYSE distribution requirements for trading.

Discounts and Commissions

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	No Exercise	Full Exercise

Per common unit	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be approximately $2.6 million. We have agreed to reimburse the underwriters for certain costs and expenses in connection with the offering. In no event will the maximum amount of compensation to be paid to FINRA members in connection with this offering exceed 10% of the gross proceeds.

Price Stabilization; Short Positions

In connection with this offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the option to purchase additional common units, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in this offering.

•	“Covered” short sales are sales of common units in an amount up to the number of common units represented by the underwriters’ option to purchase additional common units.

•	“Naked” short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters’ option to purchase additional common units.

•	Covering transactions involve purchases of common units either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•	To close a naked short position, the underwriters must purchase common units in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in this offering.

•	To close a covered short position, the underwriters must purchase common units in the open market after the distribution has been completed or must exercise the option to purchase additional common units. In determining the source of common units to close the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the option to purchase additional common units.

•	Stabilizing transactions involve bids to purchase common units so long as the stabilizing bids do not exceed a specified maximum.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering short positions or making stabilizing purchases, repurchase common units originally sold by that syndicate member.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Electronic Distribution

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representatives will allocate common units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Directed Unit Program

At our request, the underwriters have reserved up to 1,000,000 common units being offered by this prospectus for sale at the initial public offering price to the officers, directors and employees of our general partner and its sole member and certain other persons associated with us. The sales will be made by Barclays Capital Inc. through a directed unit program. We do not know if these persons will choose to purchase all or any portion of these reserved units, but any purchases they do make will reduce the number of units available to the general public. Any reserved units not so purchased will be offered by the underwriters to the general public on the same basis as the other units offered by this prospectus. These persons must commit to purchase no later than before the open of business on the day following the date of this prospectus, but in any event, these persons are not obligated to purchase common units and may not commit to purchase common units prior to the effectiveness of the registration statement relating to this offering. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the reserved units. Individuals (other than executive officers and directors of our general partner) who purchase greater than 10,000 common units in the Directed Unit Program will be subject to a 25-day lock-up agreement. This 25-day restricted period will be extended with respect to our issuance of an earnings release or if material news or a material event relating to us occurs, in the same manner as described above under “No Sales of Similar Securities.”

Discretionary Sales

The underwriters have advised us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

Affiliations

Certain of the underwriters have in the past provided and may from time to time in the future provide commercial banking, investment banking and advisory services for us, PAA and our respective affiliates for which they have received and in the future will be entitled to receive, customary fees and reimbursement of expenses. In particular, affiliates of Barclays Capital Inc., UBS Securities LLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Raymond James & Associates, Inc., Morgan Keegan & Company, Inc. and RBC Capital Markets Corporation are lenders under our credit facility and PAA’s credit facilities. As stated in “Use of Proceeds,” we intend to use the net proceeds from this offering to repay intercompany indebtedness owed to PAA. In addition, at the closing of this offering we intend to borrow approximately $200 million under our new credit facility to repay an additional portion of the intercompany indebtedness owed to PAA. PAA expects to use all or a portion of these proceeds to repay amounts outstanding under its credit facilities and for general partnership purposes. As a result, affiliates of such underwriters will receive their proportionate share of any such repayment by PAA of its credit facilities.

Indemnification

We, our general partner and PAA have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

FINRA

Because the Financial Industry Regulatory Authority views our common units as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

United Kingdom Selling Restrictions

The issuer may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and are only directed at:

(i) if the issuer is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to the issuer.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of PAA Natural Gas Storage, LLC as of December 31, 2009 and 2008 and for the periods of September 3, 2009 to December 31, 2009, January 1, 2009 to September 2, 2009, and the years ended December 31, 2008 and 2007; the balance sheet of PAA Natural Gas Storage, L.P. as of January 22, 2010; and the balance sheet of PNGS GP LLC as of January 22, 2010 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement, of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site.

We intend to furnish our unitholders annual reports containing our audited consolidated financial statements and to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

PAA Natural Gas Storage, L.P.

Unaudited Pro Forma Condensed Combined Financial Statements

The following unaudited pro forma condensed combined financial statements give effect to the following transactions:

(i) The PAA Ownership Transaction which took place on September 3, 2009 whereby Plains All American Pipeline, L.P. (“PAA”) acquired the remaining 50% ownership interest in PAA Natural Gas Storage, LLC (“PNGS LLC”) and pushed down the fair value of the assets and liabilities to PNGS; and

(ii) The contribution by PAA of the equity interests in the entities that own PAA’s gas storage business and the initial public offering of PAA Natural Gas Storage, L.P. (“PNGS LP”) and anticipated borrowings under our credit facility (the “Formation Transactions”).

The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2009 has been prepared as if the transactions described above had taken place on January 1, 2009. The unaudited pro forma condensed combined balance sheet at December 31, 2009 assumes the transactions were consummated on that date. The unaudited pro forma financial statements should be read in conjunction with and are qualified in their entirety by reference to the notes accompanying such unaudited pro forma financial statements as well as the notes included in the historical financial statements of PNGS for the periods ended September 2, 2009 and December 31, 2009, which are included in this document.

The unaudited pro forma financial statements are based on assumptions that we believe are reasonable under the circumstances and are intended for informational purposes only. They are not necessarily indicative of the results of the actual or future operations or financial condition that would have been achieved had the transactions occurred at the dates assumed (as noted above).

PAA Natural Gas Storage, L.P.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2009

		Pro Forma
		Adjustments
		PNGS LP
	PNGS LLC	Formation		PNGS LP
	Historical	Transactions		Pro Forma
	(in thousands)

Cash and cash equivalents	$3,124	$200,000	(a)	$724
		(14,850	)(b)
		(185,150	)(c)
		200,000	(d)
		(200,000	)(d)
		(2,400	)(d)
Accounts receivable	6,439	—		6,439
Other current assets	2,680	800	(d)	3,480

Total current assets	12,243	(1,600)		10,643
Property and equipment, net	813,263	—		813,263
Base gas	27,927	—		27,927
Other long-term assets	—	1,600	(d)	1,600
Goodwill and intangibles, net	46,974	—		46,974

Total assets	$900,407	$—		$900,407

Accounts payable and accrued liabilities	$14,034	$—		$14,034
Other current liabilities	2,010	—		2,010

Total current liabilities	16,044	—		16,044
Credit facility	—	200,000	(d)	200,000
Note payable to PAA	450,523	(185,150	)(c)	—
		(200,000	)(d)
		(65,373	)(f)
Other long-term liabilities	1,096	—		1,096

Total liabilities	467,663	(250,523)		217,140

Members’ capital	432,744	(432,744	)(e)	—
Held by Public:
Common units	—	200,000	(a)	185,150
		(14,850	)(b)
Held by PAA:
Common/subordinated/general partner	—	432,744	(e)	498,117
		65,373	(f)

	432,744	250,523		683,267

Total liabilities and partners’ capital	$900,407	$—		$900,407

The accompanying notes are an integral part of these Unaudited Pro Forma Condensed
Combined Financial Statements.

PAA Natural Gas Storage, L.P.

Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2009

	PNGS LLC
	Historical		Pro Forma		Pro Forma		PNGS LP
	Successor	Predecessor	Adjustments		Adjustments		Pro Forma
	September 3,	January 1,					Year
	2009 to	2009 to	PAA		PNGS, L.P.		Ended
	December 31,	September 2,	Ownership		Formation		December 31,
	2009	2009	Transaction		Transactions		2009
	(In thousands)

Firm storage services	$23,972	$42,649	$—		$—		$66,621
Hub services	1,637	2,988	—		—		4,625
Other	(358)	1,292	—		—		934

Total revenues	25,251	46,929	—		—		72,180
Storage related costs	7,003	8,792	—		—		15,795
Operating cost (except those shown below)	3,257	4,820	—		—		8,077
Fuel expense	578	1,816	—		—		2,394
General and administrative expenses	4,083	3,562	(1,000	)(g)	—		8,897
			2,252	(g)
Depreciation, depletion and amortization	3,578	8,054	(190	)(h)	800	(i)	12,242

Total costs and expenses	18,499	27,044	1,062		800		47,405
Operating income	6,752	19,885	(1,062)		(800)		24,775
Interest expense	(4,262)	(4,352)	—		8,614	(j)	(759)
					(759	)(j)
Interest income	—	139	—		—		139
Income tax expense	—	(473)	—		—		(473)
Gain on interest rate swaps	—	336	—		—		336
Other income (expense)	(2)	(17)	—		—		(19)

Net income	$2,488	$15,518	$(1,062)		$7,055		$23,999

General partner’s interest in net income							$480
Limited partners’ interest in net income							$23,519
Net income per limited partners’ unit (basic and diluted)
Common units							$0.74
Series A subordinated Units							$—
Series B subordinated Units							$—
Weighted average number of limited partners’ units outstanding (basic and diluted)
Common units							31,584,529
Series A subordinated Units							13,934,351
Series B subordinated Units							11,500,000

The accompanying notes are an integral part of these Unaudited Pro Forma Condensed
Combined Financial Statements.

PAA Natural Gas Storage, L.P.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

These unaudited pro forma condensed combined financial statements and underlying pro forma adjustments are based upon currently available information and certain estimates and assumptions made by management; therefore, actual results could differ materially from the pro forma information. However, we believe the assumptions provide a reasonable basis for presenting the significant effects of the transactions noted herein. We believe the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma information.

The pro forma adjustments reflected herein assume no exercise of the underwriters’ option to purchase additional common units. The proceeds from any exercise of the underwriters’ option to purchase additional common units will be used to reimburse PAA for capital expenditures it incurred with respect to the assets contributed to us.

Upon completion of this offering, we anticipate incurring incremental general and administrative expenses associated with being a publicly traded limited partnership in an annual amount of approximately $2.6 million, including costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, Sarbanes-Oxley compliance, New York Stock Exchange listing, investor relations activities, registrar and transfer agent fees, director and officer liability insurance costs and director compensation. The unaudited pro forma condensed combined financial statements do not reflect these incremental general and administrative expenses.

Pro Forma Adjustments

(a) Reflects the gross proceeds to PNGS of $200 million from the issuance and sale of 10,000,000 common units at an initial offering price of $20.00 per unit.

(b) Reflects the payment of underwriting commissions and discounts of $12.25 million and other offering expenses of approximately $2.6 million for a total of $14.85 million, which will be allocated to the public common units.

(c) Reflects the payment of approximately $185.2 million of net proceeds from the issuance and sale of 10,000,000 common units to PAA to repay intercompany indebtedness owed to PAA.

(d) Reflects expected borrowings by PNGS of $200 million under its new $400 million revolving credit facility and repayment of $200 million of intercompany indebtedness owed to PAA. Additionally, we expect to pre-pay approximately $2.4 million of debt issue costs in conjunction with this debt agreement, which will be amortized to depreciation, depletion and amortization expense over the life of the agreement.

(e) Reflects the contribution by PAA of the equity interests in the entities that own PAA’s gas storage business in exchange for:

(i) 21,584,529 common units,

(ii) 13,934,351 Series A subordinated units,

(iii) 11,500,000 Series B subordinated units, and

(iv) a 2.0% general partner interest as well as all of our incentive distribution rights.

(f) Reflects approximately $65.4 million related to intercompany indebtedness not repaid from the net proceeds of this offering and related borrowings under our new credit facility described in (c) and (d) above that will be extinguished and treated as a capital contribution and part of the PAA’s investment in us.

(g) In conjunction with the PAA Ownership Transaction, the allocation of PAA personnel to PNGS increased due to increased levels of activity of PNGS. This entry reverses the $1.0 million of PAA personnel costs that were allocated to PNGS in the first eight months of 2009 and replaces it with the higher allocation amount to more appropriately reflect the amount that would have been allocated to PNGS if the PAA

Ownership Transaction had occurred on January 1, 2009. Costs allocable to PNGS were determined based on an analysis performed by management on a department by department basis to estimate the percentage of each department’s time spent providing services on behalf of PNGS by PAA employees. Total expected costs were then allocated to PNGS based on each respective department’s estimate of time spent providing services to PNGS. Management believes that its estimation process was reasonable. Prior to the PAA Ownership Transaction, PAA costs allocable to PNGS were approximately $125,000 per month. Due to increased levels of activity attributable to PNGS and the fact the joint venture agreement in place with Vulcan Capital prior to the PAA Ownership Transaction did not permit PAA to charge us for executive officer expenses, the cost allocation increased to approximately $281,500 per month subsequent to the PAA Ownership Transaction. The pro forma adjustments for $1 million and $2.252 million reflect approximately eight months of cost allocation charges based on estimates of costs incurred by PAA in conjunction with providing services to PNGS prior to and subsequent to the PAA Ownership Transaction, respectively.

(h) In conjunction with the PAA Ownership Transaction, the fair value and estimated useful lives of the assets acquired were reassessed. This entry reflects the resulting change in depreciation expense as if the fair value and estimated useful lives were changed effective January 1, 2009.

(i) Includes approximately $0.8 million of amortization of debt issue costs associated with our new three-year revolving credit facility. In accordance with our accounting policies, we reflect amortization of debt issue costs as a component of depreciation, depletion and amortization expense. Amortization of debt issue cost for the predecessor and successor periods of 2009 was not material.

(j) Reflects the reversal of historical interest expense and the recording of pro forma interest expense on the $200 million of borrowing under the new revolving credit facility referenced in (d) above. The pro forma rate on these borrowings is assumed to be 3.5%, which is based on a forecast of LIBOR rates during the period plus the margin and the associated commitment fees under our new credit facility, net of capitalized interest. Pro forma interest expense was determined by reversing total net interest expense incurred during the predecessor and successor period of 2009 of approximately $8.6 million and reflecting total net interest expense on borrowings under our new revolving credit facility of approximately $800,000 for the year ended December 31, 2009. In determining pro forma net interest expense, we determined pro forma capitalized interest during the year ended December 31, 2009 utilizing estimated interest rates on our new revolving credit facility and the sum of the monthly average of actual assets under construction and not yet placed in service during 2009. On a pro forma basis, capitalized interest for the year ended December 31, 2009 was approximately $7.5 million. Actual interest capitalized during the predecessor and successor periods of 2009 was approximately $15.6 million. Capitalized interest as a percentage of gross interest expensed increased to approximately 90% during the pro forma period compared to 64% during the predecessor and successor periods of 2009. The increase is the result of lower estimated interest rates on our new revolving credit facility than those in place on debt agreements outstanding during the predecessor and successor periods of 2009. As our asset base subject to interest capitalization remained constant, the reduction in average debt balances in the pro forma period together with the decline in interest rates resulted in lower gross interest expense. As a result, capitalized interest represented a greater percentage of gross interest expense during the pro forma period compared to the predecessor and successor periods of 2009.

Pro Forma Net Income Per Limited Partner Unit

Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the provisions of the limited partnership agreement, to the common, Series A subordinated and Series B subordinated unitholders by the number of common, Series A subordinated and Series B subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, we assumed that (1) annual pro forma cash distributions were equal to annual pro forma earnings and (2) 31,584,529 common units, 13,934,351 Series A subordinated units and 11,500,000 Series B subordinated units were outstanding since the beginning of the period presented. Because the limited partnership agreement requires us to distribute available cash rather than earnings reflected in our statement of operations and the pro forma net income per unit calculation has been prepared on an annual basis in lieu of a quarterly basis, actual cash distributions declared and paid us may vary significantly from reported pro forma net income per unit.

Assuming all of our pro forma net income for the period was distributed, earnings per common unit would have been $0.74 for the period. As such amount is less than our annualized minimum quarterly distribution of $1.35 per common unit, our Series A subordinated unitholders would not be entitled to any earnings for the period.

In accordance with the terms of our partnership agreement, our Series B subordinated units are not entitled to receive distributions until they convert to Series A subordinated units. Our Series B subordinated units will convert to Series A subordinated units in three tranches upon our meeting both certain distribution levels and certain in-service operational tests at our Pine Prairie facility. As none of these contingencies have been satisfied, no earnings were assumed to be allocated to our Series B subordinated unitholders for the period. Our Series A subordinated units convert to common units upon our meeting certain distribution requirements. None of such requirements were met during the period.

As none of our contingent conversion provisions had been satisfied during the period and we have no other potential dilutive securities outstanding, basic and diluted earnings per unit were equal for each class of our limited partner interests.

Pursuant to the partnership agreement, to the extent the quarterly distributions exceed certain targets, the general partner is entitled to receive incentive distributions that will result in more net income being proportionately allocated to the general partner than to holders of the common units, Series A subordinated units and Series B subordinated units. The assumed distribution of pro forma net income to the common and Series A subordinated unitholders did not exceed the necessary targets which would have entitled the general partner to receive incentive distribution payments for the period. As such, the pro forma net income per unit calculations reflect the fact that no incentive distribution payments were assumed to be made to the general partner.

Report of Independent Registered Public Accounting Firm

To the Members of PAA Natural Gas Storage, LLC:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, of changes in members’ capital and of cash flows present fairly, in all material respects, the financial position of PAA Natural Gas Storage, LLC and its subsidiaries at December 31, 2009, and the results of their operations and their cash flows for the period of September 3, 2009 to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Houston, Texas
January 22, 2010

/s/ PricewaterhouseCoopers LLP

Report of Independent Registered Public Accounting Firm

To the Members of PAA Natural Gas Storage, LLC:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in members’ capital and of cash flows present fairly, in all material respects, the financial position of PAA Natural Gas Storage, LLC and its subsidiaries at December 31, 2008, and the results of their operations and their cash flows for the period of January 1, 2009 to September 2, 2009, and the years ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Houston, Texas
January 22, 2010

/s/ PricewaterhouseCoopers LLP

PAA Natural Gas Storage, LLC

Consolidated Balance Sheets

	Successor	Predecessor
	As of	As of
	December 31,	December 31,
	2009	2008
	(in thousands)
Assets
Current assets
Cash and cash equivalents	$3,124	$32,650
Restricted cash and cash equivalents	—	13,994
Accounts receivable	6,439	4,294
Natural gas imbalance receivables	400	1,700
Other current assets	2,280	1,209

Total current assets	12,243	53,847

Property and equipment
Property and equipment	816,267	605,582
Less: Accumulated depreciation, depletion and amortization	(3,004)	(13,001)

Property and equipment, net	813,263	592,581

Other assets
Base gas	27,927	50,116
Goodwill and intangibles, net	46,974	105,336
Deferred financing fees and other assets, net	—	9,556

Total other assets, net	74,901	165,008

Total assets	$900,407	$811,436

Liabilities and Members’ Capital
Current liabilities
Accounts payable and accrued liabilities	$14,034	$18,980
Natural gas imbalance payables	400	1,700
Accrued income and other taxes	1,610	1,435
Current maturities of long-term debt	—	2,450

Total current liabilities	16,044	24,565
Third-party long-term debt	—	415,263
Note payable to PAA	450,523	—
Other long-term liabilities	1,096	8,379

Total liabilities	467,663	448,207
Commitments and contingencies (Note 8)
Total members’ capital	432,744	363,229

Total liabilities and members’ capital	$900,407	$811,436

The accompanying notes are an integral part of these consolidated financial statements.

PAA Natural Gas Storage, LLC

Consolidated Statements of Operations

	Successor	Predecessor
	September 3,	January 1,	Year	Year
	2009 to	2009 to	Ended	Ended
	December 31,	September 2,	December 31,	December 31,
	2009	2009	2008	2007
	(in thousands)
Revenues
Firm storage services	$23,972	$42,649	$42,871	$31,357
Hub services	1,637	2,988	1,417	4,802
Other	(358)	1,292	4,889	786

Total revenues	25,251	46,929	49,177	36,945

Costs and expenses
Storage related costs	7,003	8,792	8,934	3,847
Operating costs (except those shown below)	3,257	4,820	4,059	3,947
Fuel expense	578	1,816	2,320	1,140
General and administrative expenses	4,083	3,562	3,874	3,755
Depreciation, depletion and amortization	3,578	8,054	6,245	4,520

Total costs and expenses	18,499	27,044	25,432	17,209

Operating income	6,752	19,885	23,745	19,736
Other income (expense)
Interest expense	(4,262)	(4,352)	(4,941)	(7,108)
Interest income	—	139	1,147	4,011
Income tax expense	—	(473)	(887)	—
Gain on interest rate swaps	—	336	548	524
Other income (expense)	(2)	(17)	(26)	843

Net income	$2,488	$15,518	$19,586	$18,006

Other comprehensive income (loss)	—	1,990	(11,074)	(5,998)

Comprehensive income	$2,488	$17,508	$8,512	$12,008

The accompanying notes are an integral part of these consolidated financial statements.

PAA Natural Gas Storage, LLC

Consolidated Statements of Changes in Members’ Capital

Total
Members’
Capital
(in thousands)

Predecessor:
Balance at December 31, 2006	$264,109
Contributions from members	18,600
Net income	18,006
Other comprehensive loss	(5,998)

Balance at December 31, 2007	$294,717

Contributions from members	74,500
Distributions to members	(14,500)
Net income	19,586
Other comprehensive loss	(11,074)

Balance at December 31, 2008	$363,229

Contributions from members	8,500
Distributions to members	(8,500)
Net income	15,518
Other comprehensive income	1,990

Balance at September 2, 2009	$380,738

Total
Members’
Capital
(in thousands)

Successor:
Balance at September 2, 2009 (Predecessor)	$380,738
Net income	2,488
Net effect of pushdown accounting (see Note 1)	49,518

Balance at December 31, 2009 (Successor)	$432,744

The accompanying notes are an integral part of these consolidated financial statements.

PAA Natural Gas Storage, LLC

Consolidated Statements of Cash Flows

	Successor	Predecessor
	September 3,	January 1,	Year	Year
	2009 to	2009 to	Ended	Ended
	December 31,	September 2,	December 31,	December 31,
	2009	2009	2008	2007
	(in thousands)
Cash flows from operating activities
Net income	$2,488	$15,518	$19,586	$18,006
Adjustments to reconcile to cash flow from operations
Depreciation, depletion and amortization	3,578	8,054	6,245	4,520
Gain on interest rate swaps	—	—	(548)	(524)
Non-cash interest on borrowing from parent	4,262	—	—	—
Change in assets and liabilities
Accounts receivable and other assets	(480)	(2,166)	(5,097)	1,540
Accounts payable and accrued liabilities	5,417	1,197	1,632	(1,199)

Net cash provided by operating activities	15,265	22,603	21,818	22,343

Cash flows from investing activities
Additions to property and equipment	(19,301)	(47,542)	(111,697)	(199,071)
Cash paid for acquisitions	—	—	—	(12,392)
Cash paid for base gas	(4,366)	(11,193)	(12,913)	(445)
Decrease (increase) in restricted cash and cash equivalents	14,000	(6)	5,090	34,325
Proceeds from sale of assets	11	180	630	303

Net cash used in investing activities	(9,656)	(58,561)	(118,890)	(177,280)

Cash flows from financing activities
Proceeds from term loan agreement	—	—	—	110,000
Repayments on term loan agreement	(25,213)	(1,225)	(2,450)	(1,837)
Borrowings on revolving credit facility, net	—	29,500	65,000	19,700
Borrowing from parent	2,400	—	—	—
Costs incurred in connection with financing arrangements	—	(4,639)	(206)	(720)
Contributions from members	—	8,500	74,500	18,600
Distributions to members	—	(8,500)	(14,500)	—

Net cash (used in) provided by financing activities	(22,813)	23,636	122,344	145,743

Net increase/(decrease) in cash and cash equivalents	(17,204)	(12,322)	25,272	(9,194)
Cash and cash equivalents
Beginning of period	20,328	32,650	7,378	16,572

End of period	$3,124	$20,328	$32,650	$7,378

Cash paid for interest, net of amounts capitalized	$—	$2,298	$5,197	$7,324

Change in noncash asset purchases included in accounts payable	$1,008	$1,534	$(6,582)	$(6,999)

Cash paid for income taxes	$—	$795	$290	$—

The accompanying notes are an integral part of these consolidated financial statements.

PAA Natural Gas Storage, LLC

Notes to Consolidated Financial Statements

1.	Organization, Nature of Operations and Basis of Presentation

Organization and Nature of Operations

PAA Natural Gas Storage, LLC, a limited liability company, is a fee based, growth-oriented company engaged in the acquisition, development, operation and commercial management of natural gas storage facilities. We currently own and operate two natural gas storage facilities located in Louisiana and Michigan.

Our Pine Prairie facility is a recently constructed, high-deliverability salt cavern natural gas storage complex located in Evangeline Parish, Louisiana. As of December 31, 2009, Pine Prairie had a total working gas storage capacity of 14 Bcf in two caverns. Our Bluewater facility is a depleted reservoir natural gas storage complex located approximately 50 miles from Detroit in St. Clair County, Michigan. As of December 31, 2009, Bluewater had a total working gas storage capacity of approximately 26 Bcf in two depleted reservoirs.

As used in this document, the terms “we,” “us,” “our” and similar terms refer to PAA Natural Gas Storage, LLC and its subsidiaries (“PNGS”), unless the context indicates otherwise.

Basis of Consolidation and Presentation

On September 3, 2009 Plains All American Pipeline, L.P. (“PAA”) became our sole owner by acquiring Vulcan Capital’s 50% interest in us (“PAA Ownership Transaction”) for an aggregate purchase price of $215 million). Although PNGS continued as the same legal entity after the PAA Ownership Transaction, all of our assets and liabilities were adjusted to fair value at the time of the transaction under push down accounting. This change in value resulted in a new cost basis for accounting for PNGS. The changes in carrying value can be summarized as follows:

PP&E, net	$153,800
Base gas	(38,338)
Goodwill (see Note 2)	(61,515)
Other long term assets	(4,429)

$49,518

Accordingly, the accompanying consolidated financial statements are presented for Predecessor and Successor periods, which relate to the accounting periods preceding and succeeding the PAA Ownership Transaction. The Predecessor and Successor periods have been separated by a vertical line on the face of the consolidated financial statements to highlight the fact that the financial information for such periods was prepared under two different cost bases of accounting. The accompanying financial statements and related notes present our consolidated financial position as of December 31, 2009 and December 31, 2008, and the consolidated results of our operations, cash flows and changes in member’s capital for the periods ended December 31, 2009, September 2, 2009, December 31, 2008 and December 31, 2007. The accompanying consolidated financial statements include the accounts of PNGS and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the previous years to conform to the 2009 presentation. These reclassifications do not affect net income.

Subsequent events have been evaluated through the financial statements issuance date of January 22, 2010 and have been included within the following footnotes where applicable.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and the

PAA Natural Gas Storage, LLC

Notes to Consolidated Financial Statements — (Continued)

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We make significant estimates with respect to: (i) mark-to-market estimates of derivative instruments, (ii) accruals and contingent liabilities, (iii) estimated fair value of assets and liabilities acquired and identification of associated goodwill and intangible assets, (iv) accruals related to incentive compensation, (v) valuation and recoverability of long-lived assets including property and equipment and goodwill and (vi) depreciation and depletion expense. Although we believe these estimates are reasonable, actual results could differ from these estimates.

Revenue Recognition

We provide various types of natural gas storage services to customers. Revenues from these activities are classified as firm storage services or hub services.

Firm storage services consist of:

(i) firm storage reservation fees — fixed monthly capacity reservation fees which are owed to us regardless of the actual storage capacity utilized by the customer. These fees are recognized in revenue ratably over the term of the contract regardless of the actual storage capacity utilized; this also includes seasonal “park and loan” services, pursuant to which a customer will pay fees for the “firm” right to store gas in (park), or borrow gas from (loan), our facilities on a seasonal basis.

(ii) firm storage cycling fees and fuel-in-kind — fees for the use of injection and withdrawal services based on the volume of natural gas nominated for injection and/or withdrawal; these fees are recognized in revenue in the period the volumes are nominated. We retain a small portion of the natural gas nominated for injection as compensation for our fuel use; the fuel-in-kind is reflected as revenue when received and in operating expense in the period the fuel is used in operations. Any excess fuel collected is carried as inventory at average cost.

Hub services consist of:

(i) fees from (i) “interruptible” storage services pursuant to which customers receive only limited assurances regarding the availability of capacity in our storage facilities and pay fees based on their actual utilization of our assets, (ii) non-seasonal “park and loan” services and (iii) “wheeling and balancing” services pursuant to which customers pay fees for the right to move a volume of gas through our facilities from one interconnection point to another and true up their deliveries of gas to, or takeaways of gas from, our facilities. We may also retain a small portion of natural gas nominated for injection as compensation for our fuel use. These fees are recognized in revenue in the month that the services are provided.

Other revenue includes revenues from the sale of crude oil and liquids produced in conjunction with the operation of our Bluewater facility, net of royalties and taxes. Additionally, we periodically sell any fuel-in-kind volumes in excess of actual volumes needed as fuel for our facilities. Such revenue is recognized at the time title to the product sold transfers to the purchaser or its designee. Other revenue also includes unrealized and realized gains and losses associated with certain commodity derivatives which we have entered into which have not been eligible for hedge accounting.

Storage Related Costs

Storage related costs consist of: (i) fees incurred to lease third party storage capacity and pipeline transportation capacity; and (ii) costs associated with certain loan services (see “Base Gas”). These costs are incurred to increase our operational flexibility and enhance the services we offer our customers.

PAA Natural Gas Storage, LLC

Notes to Consolidated Financial Statements — (Continued)

Cash, Restricted Cash and Cash Equivalents

Cash, restricted cash and cash equivalents consist of all demand deposits and funds invested in highly liquid instruments with original maturities of three months or less. Restricted cash consisted of cash that was restricted in accordance with the terms of our Pine Prairie revolving credit facility and term loan agreement which were terminated in conjunction with the PAA Ownership Transaction. At December 31, 2009 and December 31, 2008, the cash, restricted cash and cash equivalents are concentrated in two financial institutions and at times may exceed federally insured limits. We periodically assess the financial condition of the financial institutions and believe that our credit risk is minimal. As of December 31, 2009 and December 31, 2008, accounts payable included approximately $1.0 million and $0.9 million, respectively, of outstanding checks that were reclassed from cash and cash equivalents to accounts payable and accrued liabilities.

Accounts Receivable and Allowance for Doubtful Accounts

Our accounts receivable are from a broad mix of customers, including local gas distribution companies, electric utilities, pipelines, direct industrial users, electric power generators, marketers, producers, LNG importers and affiliates of such entities. We have a rigorous credit review process and closely monitor the potential credit risks associated with these counterparties in order to make a determination with respect to the amount, if any, of credit to be extended to any given customer and the form and amount of financial performance assurances we require. Such financial assurances are commonly provided to us in the form of standby letters of credit or “parental” guarantees.

We establish provisions for losses on accounts receivable if we determine that we will not collect all or part of an outstanding receivable balance. We regularly review collectability and establish or adjust our allowance as necessary using the specific identification method. As of December 31, 2009 and December 31, 2008, substantially all of our accounts receivable were current and we had no allowance for doubtful accounts. At December 31, 2009 and 2008, we had an income tax refund receivable of approximately $1.1 million and $0.1 million, respectively, included in Other Current Assets on our balance sheet. We have not had any material accounts receivable write-offs since our inception.

Goodwill and Other Intangible Assets

Our goodwill and other intangible assets balances at December 31, 2009 and December 31, 2008 consisted of the following (in thousands):

	Successor	Predecessor
	December 31,	December 31,
	2009	2008
Goodwill	$24,549	$86,064
Intangible assets	23,000	21,075

Goodwill and intangibles	47,549	107,139
Accumulated amortization	(575)	(1,803)

Goodwill and intangibles, net	$46,974	$105,336

We test goodwill at least annually and on an interim basis if a triggering event occurs to determine whether an impairment has occurred. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. A reporting unit is an operating segment or one level below an operating segment for which discrete financial information is available and regularly reviewed by management. Our reporting units are our operating segments. Our operating segments are our Bluewater facility and our Pine Prairie facility (see Note 10). It is a two step process to test goodwill for impairment. In Step 1, we compare the fair value of the reporting unit with the respective book values, including goodwill. When the fair value is greater than book

PAA Natural Gas Storage, LLC

Notes to Consolidated Financial Statements — (Continued)

value, then the reporting unit’s goodwill is not considered impaired. If the book value is greater than fair value, then we proceed to Step 2. In Step 2, we compare the implied fair value of the reporting unit’s goodwill with the book value. A goodwill impairment loss is recognized if the carrying amount exceeds its fair value. In conjunction with the PAA Ownership Transaction, we revalued all of our assets and liabilities to fair value, resulting in a new Successor goodwill balance of $24.5 million at December 31, 2009. On a go forward basis, we will test goodwill at least annually on June 30 of each year to determine if an impairment has occurred. No impairments have occurred since our inception.

The table below reflects our changes in goodwill for the periods ended December 31, 2009 and December 31, 2008 (in thousands):

Predecessor
Balance at December 31, 2007	$86,064

Balance at December 31, 2008	$86,064

Balance at September 2, 2009	$86,064

Successor
Elimination of predecessor goodwill	(86,064)
Goodwill pushed down from PAA Ownership Transaction	24,549

Change in goodwill	(61,515)

Balance at December 31, 2009	$24,549

We amortize finite lived intangible assets over our best estimate of their useful life and in the periods that we estimate that the economic benefits of the intangible assets are consumed. An impairment loss is recognized for intangibles if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. Intangible assets are tested for impairment when events or circumstances indicate that the carrying value may not be recoverable. The intangible costs are amortized on a straight-line basis. In conjunction with the PAA Ownership Transaction, we revalued all of our assets and liabilities to fair value.

Our intangible assets consisted of the following (in thousands):

	Successor		Predecessor
	Lives(1)	December 31,	December 31,
	(In Years)	2009	2008
Customer contracts and relationships(2)	n/a	$—	$9,029
NPI acquisition(2)	n/a	—	12,046
Property tax abatement	13	23,000	—

Total intangible assets		23,000	21,075
Less: Accumulated amortization		(575)	(1,803)

Total intangible assets, net of amortization		$22,425	$19,272

(1)	At the point of revaluing our assets to fair value, we also reassessed the estimated useful lives used for amortization purposes and revised them accordingly.

(2)	The change in values are the result of fair value adjustments under push down accounting.

PAA Natural Gas Storage, LLC

Notes to Consolidated Financial Statements — (Continued)

Amortization expense related to our intangible assets was $0.6 million, $1.6 million, $1.1 million and $0.6 million for the periods ended December 31, 2009, September 2, 2009, December 31, 2008 and December 31, 2007, respectively. We estimate that our amortization expense related to our finite lived intangible assets for the next five years will be as follows (in thousands):

Calendar Year	Expense

2010	$1,725
2011	1,725
2012	1,725
2013	1,725
2014	1,725

Other Assets, net

Other assets, net of accumulated amortization at December 31, 2009 and December 31, 2008 consisted of the following (in thousands):

	Successor	Predecessor
	December 31,	December 31,
	2009	2008
Debt issue costs(1)	$—	$9,577
School bond retirement, in lieu of property tax(2)	—	3,240
Other	—	1,014

Other assets	—	13,831
Accumulated amortization	—	(4,275)

Other assets, net	$—	$9,556

(1)	Costs incurred in connection with the issuance of the long-term debt and amendments to our credit facilities are capitalized and amortized using the straight-line method over the term of the related debt. The remaining balance of debt issues costs were eliminated in conjunction with the repayment of the debt on September 2, 2009.

(2)	Effective with the PAA Ownership Transaction, the school bond retirement and tax abatement agreement were recorded at fair value in intangibles.

Amortization expense related to other assets was $0.0 million, $0.5 million, $0.3 million and $0.3 million for the periods ended December 31, 2009, September 2, 2009, December 31, 2008 and December 31, 2007, respectively.

Asset Retirement Obligations

Financial Accounting Standards Board (“FASB”) guidance establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. FASB guidance also requires that the cost for asset retirement should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.

Some of our assets have contractual or regulatory obligations to perform remediation when the assets are abandoned. These assets, with regular maintenance, will continue to be in service for many years to come. It is not possible to predict when demands for our services will cease and we do not believe that such demand

PAA Natural Gas Storage, LLC

Notes to Consolidated Financial Statements — (Continued)

will cease for the foreseeable future. Accordingly, we believe the date when these assets will be abandoned is indeterminate. With no reasonably determinable abandonment date, we cannot reasonably estimate the fair value of the associated asset retirement obligation. We will record an asset retirement obligation in the period in which sufficient information becomes available for us to reasonably determine the settlement date.

Impairment of Long-Lived Assets

Long-lived assets with recorded values that are not expected to be recovered through future cash flows are written down to estimated fair value in accordance with FASB guidance over the accounting for the impairment or disposal of long-lived assets. Under this guidance, a long-lived asset is tested for impairment when events or circumstances indicate that its carrying value may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment loss equal to the amount by which the carrying value exceeds the fair value of the asset is recognized.

We periodically evaluate property and equipment for impairment when events or circumstances indicate that the carrying value of these assets may not be recoverable. The evaluation is highly dependent on the underlying assumptions of related cash flows. In determining the existence of an impairment in carrying value, we make a number of subjective assumptions as to:

•	Whether there is an indication of impairment;

•	The grouping of assets;

•	The intention of “holding” versus “selling” an asset;

•	The forecast of undiscounted expected future cash flow over the asset’s estimated useful life; and

•	If an impairment exists, the fair value of the asset or asset group.

There were no impairments in the 2009, 2008 and 2007 periods.

Property and Equipment

In accordance with our capitalization policy, costs associated with acquisitions and improvements that expand our existing capacity, including related interest costs, are capitalized. In addition, we capitalize cash expenditures made for the purpose of maintaining or replacing the operating capacity, service capability and/or functionality of our existing assets. Repair and maintenance expenditures incurred in order to maintain the day-to-day operation of our existing assets are charged to expense as incurred.

In conjunction with the development of our Pine Prairie facility, we capitalize direct and certain indirect costs, such as related interest costs associated with the development and construction project. For the periods ended December 31, 2009, September 2, 2009 and December 31, 2008, Pine Prairie capitalized interest was $5.4 million, $10.2 million and $19.0 million, respectively.

PAA Natural Gas Storage, LLC

Notes to Consolidated Financial Statements — (Continued)

Property and equipment, net is stated at cost and consisted of the following (in thousands):

	Successor		Predecessor
	Lives(1)	December 31,	December 31,
	(In Years)	2009	2008
Natural gas storage facilities and equipment	50 to 70	$539,870	$253,027
Office property, equipment and other	3 to 5	48	479
Oil and gas properties	n/a	1,986	4,811
Land	n/a	8,288	1,147
Construction work in progress	n/a	266,075	346,118

		816,267	605,582
Less: Accumulated depreciation and depletion		(3,004)	(13,001)

Property and equipment, net		$813,263	$592,581

(1)	At the point of revaluing our assets to fair value, we also reassessed the estimated useful lives used for depreciation purposes and revised them accordingly.

Depreciation and depletion expense related to our property and equipment for the periods ended December 31, 2009, September 3, 2009, December 2008 and December 31, 2007 was $3.0 million, $6.0 million, $4.8 million and $3.6 million, respectively.

Although our Bluewater facility includes certain oil and gas producing properties, the production of oil and gas is not our main line of business and thus, we view these assets as ancillary to our existing operations. The terms of our agreement with the former owners of Bluewater requires us to produce these crude oil proved reserves subject to certain conditions. We have capitalized our costs to acquire such properties, which are estimated to contain approximately 300,000 barrels of proved reserves. Such costs are depreciated and depleted by the unit of production method.

The Pine Prairie facility is being managed, developed and constructed as one project. We will place assets into service in several phases and begin depreciation of these assets and an applicable portion of the other related assets when they are complete and ready for their intended use.

We calculate our depreciation using the straight-line method, based on estimated useful lives and salvage values of our assets. These estimates are based on various factors including age (in the case of acquired assets), manufacturing specifications, technological advances and historical data concerning useful lives of similar assets. Uncertainties that impact these estimates include changes in laws and regulations relating to restoration and abandonment requirements, economic conditions, and supply and demand in the area. When assets are put into service, we make estimates with respect to useful lives and salvage values that we believe are reasonable. However, subsequent events could cause us to change our estimates, thus impacting the future calculation of depreciation and amortization.

At December 31, 2009 and 2008, the property and equipment balance includes approximately $6.4 million and $4.0 million, respectively, of accrued costs. Such amounts are reflected as a component of accounts payable and accrued liabilities in our consolidated balance sheets.

Base Gas

Base gas volumes at December 31, 2009 consisted of 9.2 Bcf of natural gas in the storage facilities, which is necessary to operate the facilities. Approximately 7.0 Bcf is recorded at fair value as of September 2, 2009 due to the PAA Ownership Transaction with the remainder representing native natural gas within a depleted reservoir that is ascribed zero value due to uncertainty regarding our ability to ultimately recover

PAA Natural Gas Storage, LLC

Notes to Consolidated Financial Statements — (Continued)

such gas. All future purchases will be carried at historical cost. The level of necessary base gas fluctuates based on the utilization of the caverns and reservoirs. At times, dependent on market conditions and utilization of the facilities, base gas may be loaned to customers. We classify amounts outstanding under base gas loans as a component of base gas in the accompanying consolidated financial statements. This gas will continue to be utilized as base gas, a long-term asset, upon settlement of the loan. As of December 31, 2009, we had outstanding loan agreements totaling approximately 5.6 Bcf of natural gas, all of which was returned to us in the first quarter of 2010 in accordance with the terms of the agreements.

Gas Imbalances

We value gas imbalances due to or from interconnecting pipelines at market price as of the balance sheet date. Gas imbalances represent the difference between customer nominations and actual gas receipts from and gas deliveries to our interconnecting pipelines under various operational balancing agreements. As the settlements of imbalances are in-kind, changes in the balances do not have an impact on our earnings or cash flows.

Derivative Instruments and Hedging Activities

From time to time, we may utilize derivative instruments to manage our exposure to interest rates, future purchases of base gas and to economically hedge the intrinsic value of our natural gas storage facilities. Our policy is to formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking the hedge. This process includes specific identification of the hedging instrument and the hedged transaction, the nature of the risk being hedged and how the hedging instrument’s effectiveness will be assessed. Both at the inception of the hedge and on an ongoing basis, we assess whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. FASB guidance requires that changes in the fair value of derivative instruments be recognized currently in earnings unless specific hedge accounting criteria are met, in which case, the effective portion of changes in the fair value of cash flow hedges are deferred in other comprehensive income and reclassed into earnings when the underlying transaction affects earnings.

Commodity Derivatives.  In the fourth quarter of 2009, we entered into a natural gas calendar spread position consisting of NYMEX futures with a notional volume of approximately 3 Bcf. This derivative is not eligible for hedge accounting. We recognized a current liability of approximately $0.4 million within accounts payable and accrued liabilities on our consolidated balance sheet as of December 31, 2009 and recognized an offsetting $0.4 million mark-to-market loss within other revenue during the period ended December 31, 2009. We consider NYMEX natural gas futures contracts to be a level 1 item within the fair value hierarchy.

During the year ended December 31, 2008, we entered into and settled a natural gas storage related futures position with a notional volume of approximately 4 Bcf. This derivative instrument was not eligible for hedge accounting. Upon settlement of this transaction, we recognized a gain of approximately $1.1 million which is reflected as a component of other revenues during the year ended December 31, 2008.

Interest Rate Swap Agreements.  Our Predecessor had previously entered into a series of interest rate swap agreements which were designated as cash flow hedges. These interest rate swaps were utilized to mitigate exposure to changes in cash flows associated with variable rate interest payments on certain debt obligations. As of December 31, 2008, the fair market value of the interest rate swap agreements was a liability of approximately $17.8 million, of which approximately $9.7 million was included in other current liabilities in our consolidated financial statements with the balance being included in other long-term liabilities. The effective portion of the change in the fair value of these interest rate swap agreements is reflected as other comprehensive income (loss) in our consolidated financial statements. During each of the periods presented, we had no other components of other comprehensive income (loss). As of December 31, 2008, we had accumulated other comprehensive loss of approximately $17.1 million associated with these

PAA Natural Gas Storage, LLC

Notes to Consolidated Financial Statements — (Continued)

interest rate swap agreements which is reflected within members’ capital in the accompanying consolidated balance sheet. The ineffectiveness on these interest rate swap agreements was recognized as a gain on interest rate swaps in our consolidated financial statements. In conjunction with the PAA Ownership Transaction, all of the associated debt obligations were settled and all of these interest rate swap agreements were terminated. PAA paid approximately $17.6 million to settle these interest rate swap agreements, which included approximately $2.1 million associated with the net settlement due through the termination date. Such amount paid by PAA was included in the initial principal amount of our related party note payable to PAA as discussed in Note 7. Subsequent to the PAA Ownership Transaction, we have not entered into any additional interest rate swap agreements.

Among other things, ASC 820 “Fair Value Measurements and Disclosures” requires enhanced disclosures about assets and liabilities carried at fair value. As defined in ASC 820, fair value is the price that would be received from selling an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

Our interest rate swap agreements which were outstanding during the predecessor period were classified as Level 3 liabilities.

The determination of the fair values incorporates various factors required under ASC 820. These factors include not only the credit standing of the counterparties involved and the impact of credit enhancements, but also the impact of nonperformance risk on our liabilities. Our interest rate swap agreements were designated as a Level 3 measurement in the fair value hierarchy as the broker or dealer price quotations used to measure the fair value and the pricing services used to corroborate the quotations are indicative quotations rather than quotations whereby the broker or dealer is ready and willing to transact. However, the fair value of these Level 3 derivatives are not based on significant management assumptions or subjective inputs.

The following table provides a reconciliation of changes in fair value of the beginning and ending balances for our interest rate swap agreements which were classified as Level 3 measurements in the fair value hierarchy (in thousands of dollars) since our adoption of the applicable provisions of ASC 820 on January 1, 2008:

Predecessor

Beginning liability balance, January 1, 2008	$(7,265)
Unrealized gains and (losses)
Included in earnings	548
Included in other comprehensive income(1)	(14,224)
Settlements(2)	3,150

Ending balance, December 31, 2008	$(17,791)
Unrealized gains and (losses)
Included in earnings	336
Included in other comprehensive income(1)	(4,628)
Settlements(2)	6,618

Ending liability balance, September 2, 2009	$(15,465)

(1)	Reflects changes in accumulated other comprehensive income due changes in fair value.

(2)	Reflects amounts reclassified out of accumulated other comprehensive income to interest expense concurrent with the interest expense accruals associated with the underlying hedged debt.

PAA Natural Gas Storage, LLC

Notes to Consolidated Financial Statements — (Continued)

Income and Other Taxes

No provision for U.S. federal income taxes related to our operations is included in the accompanying consolidated financial statements as we are treated as a partnership not subject to federal income tax and the tax effect of our activities accrues to our members. Income tax expense shown on our income statement is related to Michigan state income tax. As a result of PAA obtaining control over us in conjunction with the PAA Ownership Transaction, we are considered part of a unitary group with PAA for purposes of Michigan state tax reporting. For the period from September 3, 2009 to December 31, 2009, our income tax provision reflects our allocated share of PAA’s consolidated Michigan tax obligation. Such amount was not material for the period. Other current assets as of December 31, 2009 includes a $1.1 million receivable associated with overpayments in 2008 and 2009. At December 31, 2009 and 2008, we have no material assets, liabilities or accrued interest associated with uncertain tax positions.

Environmental Matters

We record environmental liabilities when environmental assessments and/or remediation efforts are probable and we can reasonably estimate the costs. Generally, our recording of these accruals coincides with the completion of a feasibility study or our commitment to a formal plan of action. Management is not aware of any association with any known material environmental liabilities as of December 31, 2009.

Recent Accounting Pronouncements

Standards Adopted as of January 1, 2010

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance that requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest(s) provide a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies the primary beneficiary of a VIE as the enterprise that has (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the entity, or the right to receive benefits from the entity, that could potentially be significant to the VIE. This guidance also (i) requires such assessments to be ongoing, (ii) amends certain guidance for determining whether an entity is a VIE and (iii) enhances disclosures that will provide users of financial statements with more transparent information regarding an enterprise’s involvement in a VIE. We adopted this guidance as of January 1, 2010 and are currently evaluating the impact of adoption on our consolidated financial statements.

In June 2009, the FASB issued guidance regarding accounting for transfers of financial assets. The guidance removes the concept of a qualified special purpose entity (QSPE), which will result in securitization and other asset-backed financing vehicles to be evaluated for consolidation in accordance with guidance for VIEs. This guidance also (i) expands legal isolation analysis, (ii) limits when a portion of a financial asset can be derecognized and (iii) clarifies that an entity must consider all arrangements or agreements made contemporaneously with, or in contemplation of, a transfer when applying the derecognition criteria. We adopted this guidance as of January 1, 2010; however, we currently do not maintain any QSPEs and as such, such adoption is not expected to have a material impact on our consolidated financial statements.

Standards Adopted as of July 1, 2009

In June 2009, the FASB issued the FASB Accounting Standards Codification (the “Codification”) to establish a single source of authoritative nongovernmental U.S. generally accepted accounting principles (“U.S. GAAP”). The Codification is meant to (i) simplify user access by codifying all authoritative U.S. GAAP into one location, (ii) ensure that codified content accurately represents authoritative U.S. GAAP and (iii) create a better structure and research system for U.S. GAAP. The Codification was effective for interim or annual

PAA Natural Gas Storage, LLC

Notes to Consolidated Financial Statements — (Continued)

periods ending after September 15, 2009; therefore, we adopted this guidance as of July 1, 2009. Adoption did not have any material impact on our financial position, results of operations or cash flows.

Standards Adopted as of April 1, 2009

In May 2009, the FASB issued guidance that establishes general standards of accounting for and disclosure of subsequent events for events that occur after the balance sheet date but before financial statements are issued. This guidance sets forth (i) the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This guidance was effective for interim or annual periods ending after June 15, 2009; therefore, we adopted this guidance as of April 1, 2009. Adoption did not have any material impact on our financial position, results of operations or cash flows.

In April 2009, the FASB issued guidance that increases the frequency of fair value disclosures from annual to quarterly in an effort to provide financial statement users with more timely and transparent information about the effects of current market conditions on financial instruments. This is intended to address concerns raised by some financial statement users about the lack of comparability resulting from the use of different measurement attributes for financial instruments. These disclosures are also intended to stimulate more robust discussions about financial instrument valuations between users and reporting entities. We adopted this guidance as of April 1, 2009. Adoption did not have any material impact on our financial position, results of operations or cash flows.

Standards Adopted as of January 1, 2009

In April 2008, the FASB issued guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under previous guidance over goodwill and other intangible assets. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under generally accepted accounting principles. We adopted this guidance as of January 1, 2009. Adoption did not have any material impact on our financial position, results of operations or cash flows.

In March 2008, the FASB issued guidance that amends previous guidance regarding the disclosures about derivative instruments and hedging activities. This guidance requires enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under the guidance, and its related interpretations and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The provisions of this guidance were effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We adopted this guidance as of January 1, 2009. Adoption did not have any material impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued further guidance regarding accounting for business combinations. This guidance establishes principles and requirements for how an acquirer: (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of this guidance were effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted this guidance as of January 1, 2009. Adoption has impacted our accounting for acquisitions subsequent to that date.

PAA Natural Gas Storage, LLC

Notes to Consolidated Financial Statements — (Continued)

3.	Acquisitions and Dispositions

During 2009 and 2008, we sold various property and equipment for proceeds totaling approximately $0.2 million and $0.6 million, respectively. Losses recognized related to these dispositions were immaterial.

4.	Members’ Capital

We are required under our limited liability company agreement to distribute 100% of our available cash to our members in proportion to their relative ownership interest within 45 days after the end of each quarter. Available cash is generally defined as all cash and cash equivalents on hand at the end of the quarter less reserves established by the managing member for future requirements.

5.	Related Party Transactions

We do not directly employ any persons to manage or operate our business. These functions are provided by employees of Plains All American GP LLC (“GP LLC”), the general partner of Plains AAP, L.P. which is the sole member of PAA GP LLC, PAA’s general partner. References to PAA, unless the context otherwise requires, include GP LLC. We reimburse PAA for all direct and indirect expenses it incurs or payments in makes on our behalf and all other expenses allocable to us or otherwise incurred by PAA in connection with the operation of our business. These expenses are recorded in general and administrative expenses on our income statement and include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf. We record these costs on the accrual basis in the period in which PAA’s general partner incurs them. Our agreement with PAA provides that PAA will determine the expenses allocable to us in any reasonable manner determined by PAA in its sole discretion. The amount of the allocation increased after the PAA Ownership Transaction, as prior to September 2, 2009, the joint venture agreement with Vulcan Capital did not permit PAA to charge us for executive officer expenses and subsequent to the PAA Ownership Transaction PAA devoted a greater proportion of their resources to our operations. Instead, such items were compensated under a contingent management fee arrangement that was subject to achievement of performance benchmarks not considered probable. Such contingent management fee was addressed by the negotiation with Vulcan Capital and reflected in the total valuation. Total costs reimbursed by us to PAA for the periods ended December 31, 2009, September 2, 2009 and December 31, 2008, were approximately $3.7 million, $7.9 million and $9.3 million, respectively. Of these amounts $1.1 million, $1.0 million, and $1.0 million, respectively, were allocated personnel costs for shared services and the remainder consisted of direct costs that PAA paid on our behalf. PAA, in conjunction with input from our general partner, estimates the percentage of time that each shared service department spends on items related to our operations and allocates this percentage of their personnel costs to us. Due to our general partner’s close involvement in this process, we believe that the method used is reasonable. As of December 31, 2009 and December 31, 2008, we had a liability to PAA of approximately $1.8 million and $0.8 million, respectively, included in accounts payable and accrued liabilities on the consolidated balance sheet.

6.	Equity Compensation

Equity compensation expense for PAA employees that are directly involved in providing services to PNGS is pushed down from PAA to PNGS and is carried as an equity compensation liability on our balance sheet. The fair value of these awards, which are subject to liability classification, is calculated based on the closing price of PAA’s units at each balance sheet date adjusted for (i) the present value of any distributions that are estimated to occur on the underlying units over the vesting period that will not be received by the award recipients and (ii) an estimated forfeiture rate when appropriate. This fair value is recognized as compensation expense over the period the awards are earned. The awards typically contain performance conditions based on attainment of certain annualized PAA distribution levels or the attainment of specific PNGS EBITDA levels and vest upon the later of a certain date or the attainment of such levels. For awards

PAA Natural Gas Storage, LLC

Notes to Consolidated Financial Statements — (Continued)

with performance conditions, we recognize compensation expense only if the achievement of the performance condition is considered probable and amortize that expense over the service period. When awards with performance conditions that were not previously considered probable of occurring become probable of occurring, we incur additional equity compensation expense necessary to adjust the life-to-date accrued liability associated with these awards.

At December 31, 2009, we have the following equity compensation awards outstanding (units in thousands):

Equity
Compensation		Estimated Vesting Date(1)
Units		(# of units)
Granted	Performance Condition Required for Vesting	2010	2011	2012	2013

124	PAA annualized distributions of between $3.00 and $4.35	27	4	26	67
37	PNGS EBITDA targets	18	13	6	—

161		45	17	32	67

(1)	Awards are presented above assuming the performance conditions are attained, that all grantees remain employed with us, and that the awards will vest on the earliest date possible regardless of our current assessment of probability.

The expense and liability for the applicable periods was as follows (in thousands):

	Successor	Predecessor
	September 3,	January 1,
	2009 through	2009 through	Year Ended
	December 31,	September 2,	December 31,
	2009	2009	2008	2007
Current liability	$745		$188	$97
Long-term liability	$1,096		$265	$573
Expense (income)(1)	$1,467	$304	$(110)	$553

(1)	Substantially all of this amount is reflected general and administrative expense in the consolidated income statement.

Our accrual at December 31, 2009 includes an accrual associated with our assessment that PAA’s annualized distribution of $3.90 is probable of occurring at this time. We have not deemed a distribution of more than $3.90 to be probable.

We estimate that the remaining fair value of the outstanding awards will be recognized in expense as shown below (in thousands):

Calendar Year	Expense(1)

2010	$980
2011	337
2012	224
2013	124
2014	11
Beyond	13

Total	$1,689

(1)	Amounts do not include fair value associated with awards containing performance conditions that are not considered to be probable of occurring at December 31, 2009.

PAA Natural Gas Storage, LLC

Notes to Consolidated Financial Statements — (Continued)

7.	Debt

In conjunction with the PAA Ownership Transaction, all third party debt was terminated and replaced with a related party note payable to PAA (“PAA Note”) with a principal amount of approximately $438 million and a fixed interest rate of 6.5%. In conjunction with PAA’s termination of our third party debt, PAA paid approximately $2.6 million in accrued unpaid interest at the time of termination. Such amount paid by PAA was included in the initial principal amount of our related party note payable to PAA. The PAA Note is a demand note with no set maturity date and under which PAA has the ability to demand payment at any time. However, PAA has issued a waiver stating that it will not demand payment during the year ended December 31, 2010. The interest on the note is paid in-kind and added to the principal amount of the note. As of December 31, 2009, amounts due under the note were approximately $451 million. To the extent necessary, we have the ability to incur additional borrowings under the note.

Long-term debt consisted of the following (in thousands):

	Successor	Predecessor
	December 31,	December 31,
	2009	2008
Short-term
Term loan	$—	$2,450

Total short-term debt	—	2,450
Long-term
Revolving credit facility	—	112,000
Term loan	—	303,263
Note payable to PAA	450,523	—

Total long-term debt	450,523	415,263

Total debt	$450,523	$417,713

8.	Commitments and Contingencies

From time to time, we lease third party storage and pipeline capacity in order to increase our operational flexibility and enhance the services we offer our customers. As of December 31, 2009, we had 3 Bcf of storage capacity under lease from third parties and had secured the right to 379 MMcf per day of firm transportation service on various pipelines. In addition, we may enter into contracts related to construction costs associated with certain of our capital projects. Future, non-cancellable commitments related to these items at December 31, 2009, are summarized below (in thousands):

	Total	2010	2011	2012	2013	2014	Thereafter

Leases — storage, transportation, other	$51,118	$16,103	$11,822	$10,522	$6,228	$4,448	$1,995
Purchase obligations	41,718	23,512	1,556	1,800	1,800	1,800	11,250

Total	$92,836	$39,615	$13,378	$12,322	$8,028	$6,248	$13,245

We may experience releases of crude oil, natural gas, brine or other contaminants into the environment, or discover past releases that were previously unidentified. Although we maintain an inspection program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to any such environmental releases from our assets may affect our business. As of December 31, 2009, we have not identified any material environmental obligations.

Other.  A natural gas storage facility, associated pipeline header system, and gas handling and compression facilities may experience damage as a result of an accident, natural disaster or terrorist activity. These hazards can cause personal injury and loss of life, severe damage to and destruction of property, base gas, and

PAA Natural Gas Storage, LLC

Notes to Consolidated Financial Statements — (Continued)

equipment, pollution or environmental damage and suspension of operations. We maintain insurance of various types that we consider adequate to cover our operations and properties. The insurance covers our assets in amounts considered reasonable. The insurance policies are subject to deductibles that we consider reasonable and not excessive. Our insurance does not cover every potential risk associated with operating natural gas storage facility, associated pipeline header system, and gas handling and compression facilities, including the potential loss of significant revenues. The overall trend in the environmental insurance industry appears to be a contraction in the breadth and depth of available coverage, while costs, deductibles and retention levels have increased. Absent a material favorable change in the environmental insurance markets, this trend is expected to continue as we continue to grow and expand. As a result, we anticipate that we will elect to self-insure more of our environmental activities or incorporate higher retention in our insurance arrangements.

The occurrence of a significant event not fully insured, indemnified or reserved against, or the failure of a party to meet its indemnification obligations, could materially and adversely affect our operations and financial condition. We believe we are adequately insured for public liability and property damage to others with respect to our operations. With respect to all of our coverage, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. In addition, although we believe that we have established adequate reserves to the extent that such risks are not insured, costs incurred in excess of these reserves may be higher and may potentially have a material adverse effect on our financial conditions, results of operations or cash flows.

Pine Prairie Project Sale and Lease

In May 2006, in order to receive a substantial tax exemption with respect to a portion of the Pine Prairie facility located in Evangeline Parish, Louisiana, we sold a portion of the facility located in the parish to the Industrial Development Board No. 1 of the Parish of Evangeline State of Louisiana, Inc. (the “Industrial Development Board”) and leased back the property. Simultaneously with the execution of the lease, the Industrial Development Board issued and sold $50 million in bonds to us. Our rental obligations under the lease consist of an amount equal to the annual interest payment due from the Industrial Development Board on the bonds and the amount (if any) required for repayment in full of the outstanding indebtedness with respect to the bonds at the end of the lease term. Additionally, we are required to pay an annual $15,000 administrative fee to the Industrial Development Board, as well as reasonable fees, expenses and charges of the trustee in connection with the bonds.

The lease has a 15-year term, which commenced in January 2008, and is terminable by us upon payment to the Industrial Development Board of the amount required for repayment in full of its outstanding indebtedness under the bonds. We also have an option to purchase the leased properties at any time during the lease term for the sum of $5,000 plus the amount required for the repayment in full of any outstanding indebtedness under the bonds.

We will not be subject to ad valorem property tax in the Parish of Evangeline for the property included in this arrangement during the term of the lease except for ad valorem tax on inventory. We will be required to make certain payments in lieu of ad valorem property taxes beginning in 2010, calculated as the difference between $500,000 and a three year average of ad valorem inventory tax revenues applicable to natural gas in the facility for the prior three consecutive calendar years.

The passive ownership of the facilities by the Industrial Development Board will not result in any impact to the operation of the Pine Prairie facility. In addition, the tax exemption enables Pine Prairie to offer more competitively priced storage services to respond to market forces.

The Lease also contains certain covenants that Pine Prairie must comply with in order to obtain the related ad valorem property tax benefits during the term of the Lease including maintenance of a minimum level of employment at the facility. We are currently in compliance with the covenants in the Lease. In

PAA Natural Gas Storage, LLC

Notes to Consolidated Financial Statements — (Continued)

addition to the PILOT Payments, we were also obligated to make an additional payment to retire a school bond previously issued by the Parish in an unrelated transaction. We paid approximately $3.2 million in April 2008 in full satisfaction of this obligation. Amounts related to the revenue bond and lease obligation are presented on a net basis in our consolidated financial statements.

In conjunction with the PAA Ownership Transaction, this tax abatement agreement was valued at approximately $23 million and is reflected as a component of goodwill and other intangibles, net in our consolidated balance sheet as of December 31, 2009.

9.	Concentration of Risk

During the period from September 3, 2009 to December 31, 2009, Anadarko Energy Services, Iberdrola Renewables, Inc. and Guardian Pipeline, LLC accounted for approximately 10%, 16% and 12% of our storage revenues, respectively. During the period from January 1, 2009 to September 2, 2009, Iberdrola Renewables, Inc. and Guardian Pipeline, LLC accounted for approximately 17% and 13% of our storage revenues, respectively. During the year ended December 31, 2008, ONEOK Energy Services Company LP, Iberdrola Renewables, Inc. and Guardian Pipeline, LLC accounted for approximately 10%, 19% and 11% of our storage revenues, respectively. During the year ended December 31, 2007, ONEOK Energy Services Company LP, Iberdrola Renewables, Inc. and Cargill Inc. accounted for approximately 10%, 13% and 10% of our storage revenues, respectively.

This concentration in the volume of business transacted with a limited number of customers subjects us to risk. However, we believe that the loss of these customers would have only a short-term impact on our operating results as there are other customers to transact with.

Financial instruments that subject us to concentrations of credit risk consist principally of trade receivables. Our accounts receivable are primarily from customers that operate in the natural gas industry. This industry concentration has the potential to impact our overall exposure to credit risk in that the customers may be similarly affected by changes in economic, industry or other conditions, which subjects us to credit risk. We review credit exposure and financial information of our customers and generally require letters of credit for receivables from customers that are not considered creditworthy, unless the credit risk can otherwise be reduced.

10.	Reporting Segment

We manage our operations through two operating segments, Bluewater and Pine Prairie. We have aggregated these operating segments into one reporting segment, Gas Storage. Our Chief Operating Decision Maker (our Chairman of the Board) evaluates segment performance based on a variety of measures including adjusted EBITDA, volumes, adjusted EBITDA per mcf and maintenance capital investment. We have aggregated our two operating segments into one reportable segment based on the similarity of their economic and other characteristics, including the nature of services provided, methods of execution and delivery of services, types of customers served and regulatory requirements. We define adjusted EBITDA as earnings before interest expense, taxes, depreciation, depletion and amortization, equity compensation plan charges, gains and losses from derivative activities and selected items that are generally unusual or non-recurring. The measure above excludes depreciation and amortization as we believe that depreciation and amortization are largely offset by repair and maintenance capital investments. Maintenance capital consists of expenditures for the replacement of partially or fully depreciated assets in order to maintain the service capability, level of

PAA Natural Gas Storage, LLC

Notes to Consolidated Financial Statements — (Continued)

production, and/or functionality of our existing assets. The following table reflects certain financial data for our reporting segment for the periods indicated (in thousands):

	Successor	Predecessor
	September 3,	January 1,
	2009 through	2009 through	Year Ended
	December 31,	September 2,	December 31,
	2009	2009	2008	2007
Revenues(1)	$25,251	$46,929	$49,177	$36,945

Adjusted EBITDA	$12,165	$28,701	$31,001	$29,663

Maintenance capital	$320	$384	$377	$—

Long-lived assets(1)	$889,413		$757,588	$641,305

Total assets	$900,407		$811,436	$674,765

(1)	We only have operations in the United States, thus no geographic data disclosure is necessary for revenues or long-lived assets.

The following table reconciles Adjusted EBITDA to consolidated net income (in thousands):

	Successor	Predecessor
	September 3,	January 1,
	2009 through	2009 through	Year Ended
	December 31,	September 2,	December 31,
	2009	2009	2008	2007
Adjusted EBITDA	$12,165	$28,701	$31,001	$29,663
Selected items impacting Adjusted EBITDA:
Equity compensation charge	(1,467)	(304)	110	(553)
Mark-to-market of open derivative positions	(370)	—	548	524
Depreciation, depletion and amortization	(3,578)	(8,054)	(6,245)	(4,520)
Interest expense	(4,262)	(4,352)	(4,941)	(7,108)
Income tax expense	—	(473)	(887)	—

Net income	$2,488	$15,518	$19,586	$18,006

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the General Partner and the Limited Partner of PAA Natural Gas Storage, L.P.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of PAA Natural Gas Storage, L.P. at January 22, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of PAA Natural Gas Storage, L.P.’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
January 22, 2010

PAA Natural Gas Storage, L.P.

Balance Sheet

January 22, 2010

Assets
Cash	$1,000

Total Assets	$1,000

Partners’ Equity
Limited Partner Equity	$980
General Partner Equity	20

Total Partners’ Equity	$1,000

See the accompanying note to the balance sheet

Note to Financial Statement

1.	Nature of Operations

PAA Natural Gas Storage, L.P. (the “Partnership”) was formed on January 15, 2010.

Plains All American Pipeline, L.P. contributed $980 to the Partnership in exchange for a 98% limited partner interest and PNGS GP LLC contributed $20 in exchange for a 2% general partner interest.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of PNGS GP LLC:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of PNGS GP LLC at January 22, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of PNGS GP LLC’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
January 22, 2010

PNGS GP LLC

Balance Sheet

January 22, 2010

Assets
Cash	$980
Investment in PAA Natural Gas Storage, L.P.	$20

Total Assets	$1,000

Member’s Equity
Member’s Equity	$1,000

Total Members’ Equity	$1,000

See the accompanying note to the balance sheet

Note to Financial Statement

1.	Nature of Operations

PNGS GP LLC (the “Company”), is a limited liability company formed on January 15, 2010 to become the general partner of PAA Natural Gas Storage, L.P. (the “Partnership”). The Company owns a 2% general partnership interest in the Partnership.

Plains All American Pipeline, L.P. (“PAA”), as sole member, contributed $1,000 to the Company in exchange for a 100% membership interest. The Company contributed $20 to the Partnership in exchange for a 2% general partner interest. There have been no other transactions involving the Company.

APPENDIX A

AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
PAA NATURAL GAS STORAGE, L.P.

A-i

A-ii

A-iii

A-iv

AMENDED AND RESTATED AGREEMENT
OF LIMITED PARTNERSHIP OF PAA NATURAL GAS STORAGE, L.P.

THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF PAA NATURAL GAS STORAGE, L.P. dated as of          , 2010, is entered into by and between PNGS GP LLC, a Delaware limited liability company, as the General Partner, and Plains All American Pipeline, L.P., a Delaware limited partnership, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Definitions.

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period. With respect to a Disposed of Adjusted Property, the Additional Book Basis Derivative items shall be the amount of Additional Book Basis taken into account in computing gain or loss from the disposition of such Disposed of Adjusted Property.

“Additional Limited Partner” means a Person admitted to the Partnership as a Limited Partner pursuant to Section 4.5 and who is shown as such on the books and records of the Partnership.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each taxable period of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses

PAA Natural Gas Storage, L.P.
Amended and Restated Agreement of Limited Partnership

and deductions that, as of the end of such taxable period, are reasonably expected to be allocated to such Partner in subsequent taxable periods under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such taxable period, are reasonably expected to be made to such Partner in subsequent taxable periods in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the taxable period in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Adjusted Capital Account would be if such Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such Partnership Interest was first issued.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise; provided that the determination as to whether a Person, directly or indirectly through one or more intermediaries, controls, is controlled by or under common control with another Person shall be made taking into account, at the time of such determination, the context and circumstances surrounding such determination, including any known agreements or understandings that may impact such Person’s possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such other Person. For the avoidance of doubt,

(a)	any individual who is an officer or director of the General Partner or any Group Member (excluding the Chief Executive Officer and Chairman of the Board of the General Partner) shall not be considered to be an Affiliate of the General Partner, a Departing General Partner or any Group Member by virtue of such Person’s status as an officer or director and the possession of the powers that are within the scope of the designated or delegated authority of such officer or director;

(b)	any individual who is an officer or director of PAA GP or any of its Affiliates other than the General Partner and the Group Members (excluding the Chief Executive Officer and Chairman of the Board of PAA GP) shall not be considered to be an Affiliate of the General Partner, a Departing General Partner, any Group Member, PAA GP or PAA by virtue of such Person’s status as an officer or director and the possession of the powers that are within the scope of the designated or delegated authority of such officer or director;

(c)	any Person that, alone or together with any Group of which such Person is a part, owns less than 50% of the total number of outstanding Class A units of the General Partner, shall not be considered to be an Affiliate of the General Partner, a Departing General Partner or any Group Member by virtue of the ownership by such Person (and Group, if applicable) of such Class A units; and

(d)	any Person that, alone or together with any Group of which such Person is a part, owns less than 50% of the total “Percentage Interests” (as such term is defined in the Limited Liability Company Agreement of PAA GP) held by all members of PAA GP, shall not be considered to be an Affiliate of the General Partner, a Departing General Partner, any Group Member, PAA GP or PAA by virtue of the ownership by such Person (and Group, if applicable) of such interests.

As used in clauses (c) and (d) above, the term “Group” shall have the meaning set forth herein except that the phrase “Partnership Interest” as used in such definition shall refer to (i) Class A units of the General

PAA Natural Gas Storage, L.P.
Amended and Restated Agreement of Limited Partnership

Partner, in the case of clause (c) above, and (ii) Percentage Interests in PAA GP, in the case of clause (d) above.

“Aggregate Quantity of IDR Reset Common Units” has the meaning assigned to such term in Section 5.11(a).

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property at the time of contribution, and in the case of an Adjusted Property, the fair market value of such Adjusted Property on the date of the revaluation event as described in Section 5.5(d), in both cases as determined by the General Partner. In making such determination, the General Partner shall use such method as it determines to be appropriate.

“Agreement” means this Amended and Restated Agreement of Limited Partnership of PAA Natural Gas Storage, L.P., as it may be amended, supplemented or restated from time to time.

“Annual Threshold Amount” means, with respect to a four-Quarter period referenced in clause (a)(i) of the definition of Subordination Period, an amount that is equal to the sum of the Minimum Quarterly Distribution on the Subject Interests for each Quarter during such period.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter, and (ii) if the General Partner so determines, all or any portion of any additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from borrowings, including Working Capital Borrowings, made subsequent to the end of such Quarter, less

(b) the amount of any cash reserves established by the General Partner (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to clause (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter

PAA Natural Gas Storage, L.P.
Amended and Restated Agreement of Limited Partnership

but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means, with respect to the Board of Directors of the General Partner, its board of directors or managers, as applicable, if a corporation or limited liability company, or if a limited partnership, the board of directors or board of managers of the general partner of the General Partner (or the comparable governing body of any successor thereto).

“Book Basis Derivative Items” means any item of income, deduction, gain or loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of any Partnership Interest shall be the amount that such Capital Account would be if such Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership or that is contributed or deemed contributed to the Partnership on behalf of a Partner (including, in the case of an underwritten offering of Units, the amount of any underwriting discounts or commissions).

“Capital Surplus” has the meaning assigned to such term in Section 6.3(a).

“Carrying Value” means (a) with respect to a Contributed Property or Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ Capital Accounts in respect of such property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination; provided that the Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

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“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means (a) a certificate (i) substantially in the form of (A) Exhibit A-1 to this Agreement with respect to Common Units, (B) Exhibit A-2 to this Agreement with respect to Series A Subordinated Units and (C) Exhibit A-3 with respect to Series B Subordinated Units, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Units or (b) a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Interests.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 2.1, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Eligibility Trigger” has the meaning assigned to such term in Section 4.9(a)(ii).

“claim” (as used in Section 7.12(c)) has the meaning assigned to such term in Section 7.12(c).

“Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” has the meaning assigned to such term in Section 15.1(a).

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Unit representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not include a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Conflicts Committee” means a committee of the Board of Directors of the General Partner composed entirely of two or more directors, each of whom (a) is not an officer or employee of the General Partner, (b) is not the holder of any ownership interest in the General Partner, its Affiliates or the Partnership Group (other than (i) Common Units or (ii) other awards of Partnership Interests that are granted to such director under a long-term incentive plan) (except that a director shall not be precluded from serving on such committee due to the ownership of common units of PAA or other indirect interests in the General Partner unless the Board of Directors of the General Partner determines, after taking into account the totality of the specific circumstances involving such director, that such ownership will likely have an adverse impact on the ability of such director to act in an independent manner with respect to the matter submitted to the Conflicts Committee), (c) is not an officer, director or employee of any Affiliate of the General Partner or any Associate of such Affiliate and (d) meets the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission

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thereunder and by the National Securities Exchange on which any class of Partnership Interests is listed or admitted for trading.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among the General Partner, the Partnership, PAA and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Credit Agreement” means that certain Credit Agreement, dated as of          , 2010, by and among PAA Natural Gas Storage, L.P., Bank of America, N.A., as administrative agent, DNB Nor Bank ASA, as syndication agent, and each of the lenders named therein.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearages with respect to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” has the meaning assigned to such term in Section 15.1(a).

“Deferred Issuance and Distribution” means both (a) the issuance by the Partnership of a number of additional Common Units that is equal to the excess, if any, of (x) 1,500,000 over (y) the aggregate number, if any, of Common Units actually purchased by and issued to the Underwriters pursuant to the Over-Allotment Option on the Option Closing Date, and (b) a reimbursement of pre-formation capital expenditures in an amount equal to the total amount of cash, if any, contributed by the Underwriters to the Partnership on the Option Closing Date with respect to Common Units issued by the Partnership upon the exercise of the Over-Allotment Option in accordance with Section 5.3(b).

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or Section 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Disposed of Adjusted Property” has the meaning assigned to such term in Section 6.1(d)(xii)(B).

“Distributable Cash Flow” means, on a cumulative basis since the Closing Date and without duplication, the following, as determined by the General Partner:

(a) the net income of the Partnership Group, as determined in accordance with GAAP;

(b) plus or minus, as applicable, any amounts necessary to offset the impact of any items included in the net income of the Partnership Group in accordance with GAAP that do not impact the amount of Available Cash of the Partnership Group;

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(c) plus any acquisition-related expenses deducted from net income and associated with (i) successful acquisitions or (ii) any other potential acquisitions that have not been abandoned;

(d) minus any acquisition related expenses covered by clause (c)(ii) immediately preceding that relate to (i) potential acquisitions that have since been abandoned or (ii) potential acquisitions that have not been consummated within one year following the date such expense was incurred (except that if the potential acquisition is the subject of a pending purchase and sale agreement as of such one-year date, such one-year period of time shall be extended until the first to occur of the termination of such purchase and sale agreement or the first day following the closing of the acquisition contemplated by such purchase and sale agreement); and

(e) minus Maintenance Capital Expenditures.

For purposes of this definition, the types of items covered by clause (b) above shall include (i) depreciation, depletion and amortization expense, (ii) any gain or loss from the sale of assets not in the ordinary course of business, (iii) any gain or loss as a result of a change in accounting principle, (iv) any non-cash gains or items of income and any non-cash losses or expenses, including asset impairments, amortization of debt discounts, premiums or issue costs, mark-to-market activity associated with hedging and with non-cash revaluation and/or fair valuation of assets or liabilities and (v) earnings or losses from unconsolidated subsidiaries except to the extent of actual cash distributions received. For the avoidance of doubt, Distributable Cash Flow does not include Working Capital Borrowings or the repayment of the principal amount thereof.

“Early Conversion Period” means a four-Quarter period with respect to which:

(a) in respect of each Quarter of such four-Quarter period, (i) distributions of Available Cash from Distributable Cash Flow under Section 6.4(a) have been made in respect of the Subject Interests in an amount that equaled or exceeded 150% of the Minimum Quarterly Distribution and (ii) any corresponding Incentive Distributions have been paid to the Holders of the Incentive Distribution Rights;

(b) for each Quarter during such four-Quarter period, the Distributable Cash Flow generated during such Quarter equaled or exceeded an amount equal to the sum of (i) 150% of the Minimum Quarterly Distribution on the Weighted Average Subject Interests on a Fully Diluted Basis, and (ii) the amount of distributions in respect of the Incentive Distributions that would correspond to a distribution of the amount referred to in clause (i) immediately preceding; and

(c) there are no Cumulative Common Unit Arrearages.

Distributable Cash Flow generated during a Quarter for purposes of clause (b) above shall not include any amounts up to $40 million that may be deemed to be Distributable Cash Flow pursuant to clause (ii) of Section 6.3(a).

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligible Holder” means a Limited Partner whose (a) federal income tax status would not, in the determination of the General Partner, have the material adverse effect described in Section 4.9(a)(i) or (b) nationality, citizenship or other related status would not, in the determination of the General Partner, create a substantial risk of cancellation or forfeiture as described in Section 4.9(a)(ii).

“Estimated Incremental Quarterly Tax Amount” is defined in Section 6.9.

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“Excess Distribution” has the meaning assigned to such term in Section 6.1(d)(iii)(A).

“Excess Distribution Unit” has the meaning assigned to such term in Section 6.1(d)(iii)(A).

“FERC” means the Federal Energy Regulatory Commission.

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“FERC Eligibility Trigger” has the meaning assigned to such term in Section 4.9(a)(i).

“Final Series A Subordinated Units” has the meaning assigned to such term in Section 6.1(d)(x)(A).

“First Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(D).

“First Target Distribution” means $0.37125 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2010, it means the product of $0.37125 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 91), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

“First Threshold” has the meaning assigned to such term in Section 5.12(a).

“First Tranche Series B Subordinated Units” has the meaning assigned to such term in Section 5.12(a).

“Fully Diluted Annual Threshold Amount” means, with respect to a four-Quarter period referenced in clause (a)(ii) of the definition of Subordination Period, an amount that is equal to the sum of the Minimum Quarterly Distribution on the Weighted Average Subject Interests on a Fully Diluted Basis for each Quarter during such period.

“Fully Diluted Basis” means, for purposes of determining the number of “Weighted Average Subject Interests on a Fully Diluted Basis” as such phrase is used in clause (b) of the definition of “Early Conversion Period” and in the definition of “Fully Diluted Annual Threshold Amount,” a basis that includes, (a) the Weighted Average Subject Interests plus (b) all other Partnership Interests (other than Series B Subordinated Units) and any restricted units, options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (i) that are convertible into or exercisable or exchangeable or issuable for Units that are senior to or pari passu with the Series A Subordinated Units, (ii) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of clause (b) immediately preceding, such Partnership Interests, restricted units, options, rights, warrants and appreciation rights shall only be included for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

“GAAP” means generally accepted accounting principle in the United States.

“General Partner” means PNGS GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. For purposes of determining the Percentage Interest attributable to the General Partner at any point in time, the General Partner Interest shall be represented by a specific number of hypothetical limited partner units, and the Percentage Interest attributable to the General Partner Interest shall equal the ratio of the number of such hypothetical limited partner units to the sum of the total number of Units and the number of hypothetical limited partner units. After giving effect to the Initial Offering, including any exercise of the Over-Allotment Option and the

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Deferred Issuance and Distribution, the Percentage Interest attributable to the General Partner Interest shall be 2%, which for the purposes of this definition equates to 1,163,651 hypothetical limited partner units. In connection with the issuance of additional Limited Partner Interests by the Partnership as described in Section 5.2(b), (a) if the General Partner makes additional Capital Contributions as contemplated by Section 5.2(b), the number of hypothetical limited partner units represented by the General Partner Interest shall be increased as necessary to maintain the Percentage Interest attributable to the General Partner Interest at the level it was immediately prior to such issuance, and (b) if the General Partner does not make additional Capital Contributions as contemplated by Section 5.2(b), the number of hypothetical limited partner units represented by the General Partner Interest shall stay the same, which shall result in a reduction of the Percentage Interest attributable to the General Partner Interest.

“GP Contribution Interest” shall have the meaning assigned to it in the Contribution Agreement.

“Gross Liability Value” means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Holder” as used in Section 7.12, is defined in Section 7.12(a).

“IDR Reset Common Unit” has the meaning assigned to such term in Section 5.11(a).

“IDR Reset Election” has the meaning assigned to such term in Section 5.11(a).

“Incentive Distribution Right” means a non-voting Limited Partner Interest issued to the General Partner in connection with the transfer of the GP Contribution Interest to the Partnership pursuant to the Contribution Agreement, which Limited Partner Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Section 6.4.

“Incremental Income Taxes” has the meaning assigned to such term in Section 6.9.

“Indemnified Persons” has the meaning assigned to such term in Section 7.12(c).

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“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, manager, partner, director, officer, fiduciary, agent or trustee of any Group Member, the General Partner or any Departing General Partner or any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as a member, manager, partner, director, officer, fiduciary, agent or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.

“Ineligible Holder” is defined in Section 4.9(c).

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial Limited Partners” means PAA (with respect to the Common Units, Subordinated Units and Incentive Distribution Rights received by it pursuant to Section 5.2) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1 of this Agreement.

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement, including any Common Units issued pursuant to the exercise of the Over-Allotment Option.

“Initial Unit Price” means (a) with respect to the Common Units and the Series A Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective, (b) with respect to the Series B Subordinated Units, $      or (c) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Issue Price” means the price at which a Unit is purchased from the Partnership, net of any sales commission or underwriting discount charged to the Partnership.

“Limited Partner” means, unless the context otherwise requires, the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Additional Limited Partner and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership; provided, however, that when the term “Limited Partner” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may otherwise be required by law.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may otherwise be required by law.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable

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time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“LTIP” means the PAA Natural Gas Storage, L.P. 2010 Long Term Incentive Plan.

“Maintenance Capital Expenditures” means cash capital expenditures made for the purpose of maintaining or replacing the operating capacity, service capability and/or functionality of the Partnership Group’s assets.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“Minimum Quarterly Distribution” means $0.3375 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on June 30, 2010, it means the product of $0.3375 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section).

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any liability either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable period, the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5(b)) that are (a) recognized (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding

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any disposition to a member of the Partnership Group), or (b) deemed recognized by the Partnership pursuant to Section 5.5(d); provided, however, the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Net Termination Loss” means, for any taxable period, the sum, if negative, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5(b)) that are (a) recognized (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) deemed recognized by the Partnership pursuant to Section 5.5(d); provided, however, items included in the determination of Net Termination Loss shall not include any items of income gain or loss specially allocated under Section 6.1(d).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Omnibus Agreement” means that certain Omnibus Agreement, dated as of the Closing Date, among PAA, PAA GP, the General Partner and the Partnership, as such may be amended, supplemented or restated from time to time.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) in a form acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

“Organizational Limited Partner” means PAA in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and either (x) reflected as outstanding on the Partnership’s books and records as of the date of determination or (y) deemed to be outstanding as provided in Section 5.12(d) and 5.12(e); provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Interests of any class then Outstanding, none of the Partnership Interests owned by such Person or Group shall be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class then Outstanding directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such

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limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership with the prior approval of the Board of Directors.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“PAA” means Plains All American Pipeline, L.P., a Delaware limited partnership.

“PAA GP” means Plains All American GP LLC, a Delaware limited liability company and the ultimate general partner of PAA.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means PAA Natural Gas Storage, L.P., a Delaware limited partnership.

“Partnership Contribution Interest” shall have the meaning assigned to it in the Contribution Agreement.

“Partnership Group” means the Partnership and its Subsidiaries treated as a single consolidated entity.

“Partnership Interest” means any class or series of equity interest in the Partnership (but excluding any options to purchase, rights, warrants or appreciation rights or phantom or tracking interests relating to an equity interest in the Partnership), including Common Units, Subordinated Units and Incentive Distribution Rights.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Percentage Interest” means, as of any date of determination, (a) as to the General Partner, the Percentage Interest attributable to the General Partner Interest (as described in the definition of General Partner Interest) and (b) as to any Unitholder holding Units, the product obtained by multiplying (i) 100% less the Percentage Interest attributable to the General Partner Interest and the percentage applicable to clause (c) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of all Outstanding Units, and (c) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

“Permitted Actions” means the following arrangements with, actions taken by, or determinations made by, the General Partner:

(a) Any determination by the General Partner that it shall, due to the terms of or covenants under any current or future debt instruments, credit facilities or indentures of PAA or its Affiliates, cause restrictions, prohibitions or limitations to be placed on the Partnership Group, even if such restrictions, prohibitions or limitations result in the terms of a particular transaction being less favorable to the Partnership Group than would otherwise be the case including, for example: (i) the Partnership Group’s ability to enter into any sale/leaseback transactions, (ii) limitations on the amount of Partnership Group

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debt that can be secured by liens on their respective facilities or (iii) the Partnership Group’s ability to give intercompany guarantees;

(b) The General Partner’s agreement with PAA GP on the reasonable allocation and other procedures to effect the reimbursement of all direct and indirect costs and expenses incurred by PAA GP or its Affiliates in connection with the provision of services to the Partnership Group under the terms of the Omnibus Agreement; and

(c) Following the completion of the issuance by the Partnership of Common Units in connection with an underwritten public offering, direct placement and/or private offering of Common Units, the reasonably prompt redemption by the Partnership of a number of Common Units owned by PAA that is no greater than the aggregate number of Common Units issued to PAA pursuant to clause (a) of Potential PAA Financial Support (taking into account any prior redemptions pursuant to this clause (c)) at a price per Common Unit that is no greater than the net price per Common Unit realized by the Partnership in the offering or placement, as applicable, with the net price per Common Unit calculated as the price per Common Unit paid by the investors in such offering or placement, as applicable, less underwriting discounts and commissions or placement fees, if any.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Pine Prairie” means the natural gas storage complex located primarily in Evangeline Parish, Louisiana.

“Potential PAA Financial Support” means the following forms of potential PAA financial support:

(a) The Partnership’s issuance of Common Units to PAA at a price per Common Unit of no less than 95% of the trailing 20-day average closing price per Common Unit;

(b) The Partnership’s borrowing of funds from PAA on terms that include a tenor of no more than three years and a fixed rate of interest that is no more than 100 basis points higher than the lesser of (i) the fixed rate of interest incurred by PAA on any senior notes or other financial instruments issued by PAA to fund such loan to the Partnership or (ii) the weighted average of PAA’s outstanding senior note issues; and

(c) the provision by PAA to any member of the Partnership Group of any guaranties or trade credit support to support the ongoing operations of the Partnership Group as contemplated by Section 3.4 of the Omnibus Agreement; provided, that (i) the pricing for any such guaranties or trade credit support shall be no more than the cost to the Partnership of issuing a comparable letter of credit under its Credit Agreement, and (ii) any such guaranties or trade credit support are limited to ordinary course obligations of the Partnership Group and do not extend to indebtedness for borrowed money or other obligations that could be characterized as debt.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

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“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the first fiscal quarter of the Partnership that includes the Closing Date, the portion of such fiscal quarter after the Closing Date.

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to Partnership Interests of any class for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.

“Reference Quarter” has the meaning assigned to such term in Section 5.12(d).

“Registration Statement” means the Registration Statement on Form S-1 (Registration No. 333-164492) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Series A Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Series A Subordinated Units as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1 (d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

“Reset MQD” is defined in Section 5.11(a).

“Reset Notice” is defined in Section 5.11(b).

“Second Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(E).

“Second Target Distribution” means $0.5063 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2010, it means the product of $0.5063 multiplied by

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a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 91), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Second Threshold” has the meaning assigned to such term in Section 5.12(a).

“Second Tranche Series B Subordinated Units” has the meaning assigned to such term in Section 5.12(b).

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Series A Subordinated Unit” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Series A Subordinated Units in this Agreement. The term “Series A Subordinated Unit” does not include a Common Unit. A Series A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Series B Subordinated Unit” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners and having the rights and obligations specified with respect to Series B Subordinated Units in this Agreement. The term “Series B Subordinated Unit” does not include a Common Unit or a Series A Subordinated Unit. A Series B Subordinated Unit that is convertible into a Series A Subordinated Unit or Common Unit shall not constitute a Series A Subordinated Unit or Common Unit, respectively, until such conversion occurs.

“Series B Thresholds” has the meaning assigned to such term in Section 5.12(c).

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Series A Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Special Approval” means approval by a majority of the members of the Conflicts Committee after due inquiry (as defined herein), based on a subjective belief that the course of action or determination that is the subject of such approval is fair and reasonable to the Partnership.

“Subject Interests” means, with respect to any period, the Common Units, Series A Subordinated Units, the General Partner Interest and other Units that are senior or equal in right of distribution to the Series A Subordinated Units, in each case that are Outstanding during such period or on the date of determination, as the context may require.

“Subordinated Unit” means a Series A Subordinated Unit or a Series B Subordinated Unit.

“Subordinated Units” means both the Series A Subordinated Units, if any are Outstanding, and the Series B Subordinated Units, if any are Outstanding.

“Subordination Period” means, except as otherwise provided in Section 11.4, the period commencing on the Closing Date and ending effective as of the earlier of (a) the first day of the month immediately following

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any Quarter in respect of which (i) distributions of Available Cash under Section 6.4(a) have been made on the Subject Interests in respect of each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such month in an amount equal to or greater than the Annual Threshold Amount, (ii) the Distributable Cash Flow generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such month equaled or exceeded the Fully Diluted Annual Threshold Amount and (iii) there are no Cumulative Common Unit Arrearages or (b) the first day of the month immediately following the last Quarter of the Early Conversion Period. Distributable Cash Flow generated during a Quarter for purposes of clause (ii) above shall not include any amounts up to $40 million that may be deemed to be Distributable Cash Flow pursuant to clause (ii) to Section 6.3(a).

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).

“Target Distribution” means, collectively, the First Target Distribution and Second Target Distribution.

“Taxation Certification” means a properly completed certificate in such form as may be specified by the General Partner by which a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Holder.

“Tax Sharing Agreement” means that certain Tax Sharing Agreement, dated as of the Closing Date, among the Partnership and PAA, as such may be amended, supplemented or restated from time to time.

“Third Threshold” has the meaning assigned to such term in Section 5.12(a).

“Third Tranche Series B Subordinated Units” has the meaning assigned to such term in Section 5.12(c).

“Trading Day” has the meaning assigned to such term in Section 15.1(a).

“transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the General Partner to act as registrar and transfer agent for the Common Units; provided, that if no Transfer Agent is specifically designated for any other Partnership Interests, the General Partner shall act in such capacity.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement, dated as of          , 2010, among the Underwriters, the Partnership, the General Partner and other parties thereto, providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) the General Partner Interest or (ii) Incentive Distribution Rights.

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“Unitholders” means the holders of Units.

“Unit Majority” means (i) during the Subordination Period, at least a majority of the Outstanding Common Units, voting as a class, and at least a majority of the Outstanding Subordinated Units, voting as a class, (ii) after the end of the Subordination Period but while there are still Series B Subordinated Units Outstanding, at least a majority of the Outstanding Common Units, voting as a class, and at least a majority of the Outstanding Series B Subordinated Units, voting as a class and (iii) after the end of the Subordination Period if there are no remaining Series B Subordinated Units Outstanding, at least a majority of the Outstanding Common Units, voting as a single class.

“Unpaid MQD” has the meaning assigned to such term in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“Unrecovered Initial Unit Price” means at any time, with respect to a Common Unit and a Series A Subordinated Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision, combination or reorganization of such Units.

“U.S. GAAP” means United States generally accepted accounting principles consistently applied.

“Weighted Average Subject Interests” means, with respect to any period, the weighted average number of Subject Interests that are Outstanding during such period; it being understood that if any such Subject Interests were issued during such period, such Subject Interests shall only be treated as Outstanding for purposes of such weighted average calculation from and after their date of issuance.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

“Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility (including the Credit Agreement), commercial paper facility or other similar financing arrangement, provided that all such borrowings are required to be reduced to zero within 12 months from the date of incurrence for an economically meaningful period of time from sources other than Working Capital Borrowings.

Section 1.2  Construction.

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include,” “includes” or “including” or words of like import shall be deemed to be followed by the words “without limitation;” and (d) the terms “hereof,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

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ARTICLE II

ORGANIZATION

Section 2.1  Formation.

The General Partner and PAA formed the Partnership on January 15, 2010 pursuant to the Certificate of Limited Partnership as filed with the Secretary of State of the State of Delaware pursuant to the provisions of the Delaware Act. The General Partner and PAA hereby amend and restate the original Agreement of Limited Partnership of PAA Natural Gas Storage, L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.

Section 2.2  Name.

The name of the Partnership shall be “PAA Natural Gas Storage, L.P.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “LP,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3  Registered Office; Registered Agent; Principal Office; Other Offices.

Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Service Company. The principal office of the Partnership shall be located at 333 Clay Street, Suite 1500, Houston, Texas 77002, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 333 Clay Street, Suite 1500, Houston, Texas 77002, or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4  Purpose and Business.

The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. Without limiting the obligation of the General Partner contained in the proviso immediately preceding this sentence, the General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any business free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

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Section 2.5  Powers.

The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6  Term.

The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7  Title to Partnership Assets.

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer to the Partnership of record title to all Partnership assets held by the General Partner or its Affiliates and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1  Limitation of Liability.

The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2  Management of Business.

No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3  Outside Activities of the Limited Partners.

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Subject to the provisions of Section 7.5, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, any Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4  Rights of Limited Partners.

(a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense:

(i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

(ii) promptly after its becoming available, to obtain a copy of the Partnership’s federal, state and local income tax returns for each year;

(iii) to obtain a current list of the name and last known business, residence or mailing address of each Partner;

(iv) to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

(vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

(b) Notwithstanding any other provision of this Agreement, the General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner determines, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its consolidated business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF
PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1  Certificates.

Prior to the Closing Date, the Partnership Interests will not be evidenced by Certificates. Effective on the Closing Date, upon the Partnership’s issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner’s request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its General

PAA Natural Gas Storage, L.P.
Amended and Restated Agreement of Limited Partnership

Partner Interest and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Interests other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Interests other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President, Senior Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that the Units may be certificated or uncertificated as provided in the Delaware Act; and provided, further, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(c), the Partners holding Certificates evidencing Series A Subordinated Units or Series B Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Series A Subordinated Units or Series B Subordinated Units are converted into Common Units pursuant to the terms of Section 5.7 or Section 5.12, respectively. The Partners holding Certificates evidencing Series B Subordinated Units may exchange such Certificates for Certificates evidencing Series A Subordinated Units on or after the date on which such Series B Subordinated Units are converted into Series A Subordinated Units pursuant to the terms of Section 5.12.

Section 4.2  Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent (for Common Units) or the General Partner (for Partnership Interests other than Common Units) shall countersign and deliver in exchange therefor, a new Certificate, or shall deliver other evidence of the issuance of uncertificated Units, evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent (for Common Units) or the General Partner (for Partnership Interests other than Common Units) shall countersign a new Certificate, or shall deliver other evidence of the issuance of uncertificated Units, in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate, or other evidence of the issuance of uncertificated Units, before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim (as such terms are construed under the Uniform Commercial Code of the State of Delaware);

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate, or other evidence of the issuance of uncertificated Units.

PAA Natural Gas Storage, L.P.
Amended and Restated Agreement of Limited Partnership

(c) As a condition to the issuance of any new Certificate, or other evidence of the issuance of uncertificated Units, under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3  Record Holders.

The Partnership shall be entitled to recognize the Record Holder as the Limited Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder and as, and to the extent, provided for herein.

Section 4.4  Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Interest to another Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest (other than an Incentive Distribution Right) assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be, to the fullest extent permitted by law, null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the issued and outstanding equity interests or other ownership interests in the General Partner, including through a merger or consolidation of the General Partner.

Section 4.5  Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates, or shall deliver other evidence of the issuance of uncertificated Units, evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

PAA Natural Gas Storage, L.P.
Amended and Restated Agreement of Limited Partnership

(b) Except as otherwise provided in Section 4.9, (i) the General Partner shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests, or other evidence of the issuance of uncertificated Units, are surrendered for registration of transfer and (ii) following a FERC Notice, such Certificates are accompanied by a Taxation Certification, properly completed and duly executed by the transferee (or the transferee’s attorney-in-fact duly authorized in writing). No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate, or other evidence of the issuance of uncertificated Units, under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

(c) By acceptance of the transfer of any Limited Partner Interests in accordance with this Section 4.5 and except as provided in Section 4.9, each transferee of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred to such Person when any such transfer or admission is reflected in the books and records of the Partnership, with or without execution of this Agreement, (ii) shall be deemed to agree to be bound by the terms of, and shall be deemed to have executed, this Agreement, (iii) shall become the Record Holder of the Limited Partner Interests so transferred, (iv) represents that the transferee has the capacity, power and authority to enter into this Agreement, (v) grants the powers of attorney set forth in this Agreement and (vi) makes the consents and waivers contained in this Agreement. The transfer of any Limited Partner interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(d) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.8, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or an amendment to this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests (other than the Incentive Distribution Rights) shall be freely transferable.

(e) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6  Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(b) below, the General Partner shall be free to transfer all or any part of its General Partner Interest to another Person at any time.

(b) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership or limited liability company interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7  Transfer of Incentive Distribution Rights.

PAA Natural Gas Storage, L.P.
Amended and Restated Agreement of Limited Partnership

The General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.

Section 4.8  Restrictions on Transfers.

(a) Notwithstanding the other provisions of this Article IV, except as provided in Section 4.8(d), no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(c).

(d) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted for trading.

(e) In the event any Partnership Interest is evidenced in certificated form, each certificate evidencing such Partnership Interest shall bear a conspicuous legend in substantially the following form:

THIS SECURITY IS SUBJECT TO CERTAIN RESTRICTIONS AND LIMITATIONS ON TRANSFER SET FORTH IN THE PARTNERSHIP AGREEMENT, AS THE SAME MAY BE AMENDED FROM TIME TO TIME. THE GENERAL PARTNER OF THE PARTNERSHIP MAY ALSO IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF NECESSARY TO AVOID CERTAIN ADVERSE TAX CONSEQUENCES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

Section 4.9  Eligibility Certificates; Ineligible Holders.

(a) If at any time the General Partner determines, with the advice of counsel, that:

(i) the Partnership’s status other than as an association taxable as a corporation for U.S. federal income tax purposes or the failure of the Partnership otherwise to be subject to an entity-level tax for U.S. federal, state or local income tax purposes, coupled with the tax status (or lack of proof of the federal income tax status) of one or more Limited Partners, has or will reasonably likely have a material adverse effect on the maximum applicable rate that can be charged to customers by Subsidiaries of the Partnership that are subject to rate regulation by FERC (a “FERC Eligibility Trigger”), or

(ii) any Group Member is subject to any federal, state or local law or regulation that would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest

PAA Natural Gas Storage, L.P.
Amended and Restated Agreement of Limited Partnership

based on the nationality, citizenship or other related status of a Limited Partner (a “Citizenship Eligibility Trigger”);

then, the General Partner may adopt such amendments to this Agreement as it determines to be necessary or advisable to (x) in the case of a FERC Eligibility Trigger, obtain such proof of the federal income tax status of the Limited Partners and, to the extent relevant, their beneficial owners, as the General Partner determines to be necessary to establish those Limited Partners whose federal income tax status does not or would not have a material adverse effect on the maximum applicable rate that can be charged to customers by Subsidiaries of the Partnership that are subject to rate regulation by FERC or (y) in the case of a Citizenship Eligibility Trigger, obtain such proof of the nationality, citizenship or other related status (or, if the Limited Partner is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) of the Limited Partner as the General Partner determines to be necessary to establish and those Limited Partners whose status as a Limited Partner does not or would not subject any Group Member to a significant risk of cancellation or forfeiture of any of its properties or interests therein.

(b) Such amendments may include provisions requiring all Limited Partners to certify as to their (and their beneficial owners’) status as Eligible Holders upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Units to so certify prior to being admitted to the Partnership as a Limited Partner (any such required certificate, an “Eligibility Certificate”).

(c) Such amendments may provide that any Limited Partner who fails to furnish to the General Partner within a reasonable period requested proof of its (and its’ beneficial owners’) status as an Eligible Holder or if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Limited Partner is not an Eligible Holder (such a Limited Partner an “Ineligible Holder”), the Limited Partners Interest owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner shall be substituted for all Limited Partners that are Ineligible Holders as the Limited Partner in respect of the Ineligible Holder’s Limited Partner Interests.

(d) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Ineligible Holders, distribute the votes in the same ratios as the votes of Limited Partners (including the General Partner and its Affiliates) in respect of Limited Partner Interests other than those of Ineligible Holders are cast, either for, against or abstaining as to the matter.

(e) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Ineligible Holder of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

(f) At any time after he can and does certify that he has become an Eligible Holder, an Ineligible Holder may, upon application to the General Partner, request that with respect to any Limited Partner Interests of such Ineligible Holder not redeemed pursuant to Section 4.10, such Ineligible Holder be admitted as a Limited Partner, and upon approval of the General Partner, such Ineligible Holder shall be admitted as a Limited Partner and shall no longer constitute an Ineligible Holder and the General Partner shall cease to be deemed to be the Limited Partner in respect of the Ineligible Holder’s Limited Partner Interests.

Section 4.10  Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Limited Partner fails to furnish an Eligibility Certification or other information requested within a reasonable period of time specified in amendments adopted pursuant to Section 4.9, or if upon receipt of such Eligibility Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner is an Ineligible Holder, the Partnership may, unless the Limited Partner establishes to the satisfaction of the General Partner that such Limited Partner is not an Ineligible

PAA Natural Gas Storage, L.P.
Amended and Restated Agreement of Limited Partnership

Holder or has transferred his Limited Partner Interests to a Person who is an Eligible Holder and who furnishes an Eligibility Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Limited Partner, or Transferee or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Limited Partner or Transferee at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner as nominee of a Person determined to be other than an Eligible Holder.

(c) Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1  Organizational Contributions.

In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00, for a General Partner Interest in the Partnership equal to a 2% Percentage Interest, and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 for a Limited Partner Interest in the Partnership equal to a 98% Percentage Interest and has been

PAA Natural Gas Storage, L.P.
Amended and Restated Agreement of Limited Partnership

admitted as a Limited Partner of the Partnership. As of the Closing Date and effective with the admission of another Limited Partner to the Partnership, the interests of the Organizational Limited Partner and the General Partner shall be redeemed as provided in the Contribution Agreement; and the initial Capital Contributions (i) of the Organizational Limited Partner shall thereupon be refunded to the Organizational Limited Partner and (ii) of the General Partner shall be refunded to the General Partner. Ninety-eight percent and two percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner and the General Partner, respectively.

Section 5.2  Contributions by the General Partner and its Affiliates.

(a) On the Closing Date and pursuant to the Contribution Agreement: (i) the General Partner shall contribute, as a Capital Contribution, the GP Contribution Interest to the Partnership, in exchange for (A) a continuation of its General Partner Interest equal to a 2% Percentage Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement, and (B) the Incentive Distribution Rights; and (ii) PAA shall contribute, as a Capital Contribution, the Partnership Contribution Interests, in exchange for 20,084,529 Common Units, 13,934,351 Series A Subordinated Units and 11,500,000 Series B Subordinated Units and the right to receive the Deferred Issuance and Distribution upon the earlier to occur of (x) the expiration of the Over-Allotment Option or (y) the Option Closing Date. Upon the earlier to occur of (x) the expiration of the Over-Allotment Option or (y) the Option Closing Date, the Partnership will issue the additional Common Units and/or reimburse the cash, as applicable, to PAA necessary to satisfy the Deferred Issuance and Distribution.

(b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the Common Units issued in the Initial Offering, the Common Units and Subordinated Units issued pursuant to Section 5.2(a) and any Common Units issued pursuant to Section 5.11), the General Partner may, in exchange for an additional General Partner Interest, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner’s Percentage Interest by (B) 100 less the General Partner’s Percentage Interest times (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in Section 12.8, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership, but if the General Partner does not make additional Capital Contributions pursuant to this Section 5.2(b) in connection with the issuance of any additional Limited Partner Interests, the Percentage Interest attributable to the General Partner Interest shall be decreased (as provided in the definition of General Partner Interest).

Section 5.3  Contributions by Initial Limited Partners.

(a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

(b) Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (A) the cash contributions to the Partnership by or on behalf of such Underwriter by (B) the Issue Price per Initial Common Unit.

PAA Natural Gas Storage, L.P.
Amended and Restated Agreement of Limited Partnership

(c) No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the 10,000,000 Common Units issuable pursuant to subparagraph (a) hereof; (ii) 1,500,000 Common Units, all or a portion of which are issuable upon the exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof and the balance of which will be issued as Deferred Issuance and Distribution upon the earlier to occur of (x) the expiration of the Over-Allotment Option or (y) the Option Closing Date; (iii) the 20,084,529 Common Units, 13,934,351 Series A Subordinated Units and 11,500,000 Series B Subordinated Units issuable to PAA pursuant to Section 5.2(a) hereof; (iv) the Incentive Distribution Rights; and (v) any Limited Partner Interests issued or issuable pursuant to the LTIP.

Section 5.4  Interest and Withdrawal.

No interest shall be paid by the Partnership on Capital Contributions. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon liquidation of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5  Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose),  provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by (x) any other Group Member that is classified as a partnership for federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under

PAA Natural Gas Storage, L.P.
Amended and Restated Agreement of Limited Partnership

Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain, loss or deduction attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(vi) The Gross Liability Value of each Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Partnership) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Partnership).

(c) (i) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii) Subject to Section 6.7(c), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 or Section 5.12 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or retained converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or transferred converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

(d) (i) Consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services, or the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property for an amount equal to its fair market value immediately prior to such issuance and had been allocated among the

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Amended and Restated Agreement of Limited Partnership

Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated;  provided,  however, that in the event of an issuance of Partnership Interests for a de minimis amount of cash or Contributed Property, or in the event of an issuance of a  de minimis amount of Partnership Interests as consideration for the provision of services, the General Partner may determine that such adjustments are unnecessary for the proper administration of the Partnership. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the General Partner may determine that it is appropriate to first determine an aggregate value for the Partnership, based on the current trading price of the Common Units, and taking fully into account the fair market value of the Partnership Interests of all Partners at such time, and then allocate such aggregate value among the individual properties of the Partnership (in such manner as it determines appropriate).

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, and any such Unrealized Gain or Unrealized Loss shall be treated, for purposes of maintaining Capital Accounts, as if it had been recognized on an actual sale of each such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated among the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized following an event giving rise to the dissolution of the Partnership would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all Partnership property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.6  Issuances of Additional Partnership Interests.

(a) The Partnership may issue additional Partnership Interests and options, rights, warrants and appreciation rights relating to the Partnership Interests (including pursuant to Section 7.4(c)) for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.6(a) or security authorized to be issued pursuant to Section 7.4(c) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may, or shall be required to, redeem the Partnership Interest or other security; (v) whether such Partnership Interest or other security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest or other security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative preferences, rights, powers and duties of such Partnership Interest.

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Amended and Restated Agreement of Limited Partnership

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests pursuant to this Section 5.6, or Section 7.4(c), (ii) the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the issuance of Common Units pursuant to Section 5.11, (iv) reflecting the admission of such additional Limited Partners in the books and records of the Partnership as the Record Holder of such Limited Partner Interest and (v) all additional issuances of Partnership Interests. The General Partner shall determine the relative preferences, rights, powers and duties of the holders of the Units or other Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted for trading.

(d) No fractional Units shall be issued by the Partnership.

Section 5.7  Conversion of Subordinated Units.

(a) At any time on or after June 30, 2013, all the Outstanding Series A Subordinated Units will convert into Common Units on a one-for-one basis on the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

(b) Notwithstanding Section 5.7(a) above, at any time on or after June 30, 2011, all the Outstanding Series A Subordinated Units will convert into Common Units on a one-for-one basis on the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Early Conversion Period.

(c) Notwithstanding any other provision of this Agreement, all the then Outstanding Series A Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

(d) A Series A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b) and Section 6.7(c).

Section 5.8  Limited Preemptive Right.

Except as provided in this Section 5.8 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

Section 5.9  Splits and Combinations.

(a) Subject to Section 5.9(d), Section 6.6 and Section 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including (i) the number of Series A Subordinated Units that may convert to Common Units

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Amended and Restated Agreement of Limited Partnership

and (ii) the number of Series B Subordinated Units that may convert to Series A Subordinated Units or Common Units) are proportionately adjusted.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates, or other evidence of the issuance of uncertificated Units, to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, or other evidence of the issuance of uncertificated Units, the surrender of any Certificate, or other evidence of the issuance of uncertificated Units, held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.9(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.10  Fully Paid and Non-Assessable Nature of Limited Partner Interests.

All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

Section 5.11  Issuance of Common Units in Connection with Reset of Incentive Distribution Rights.

(a) Subject to the provisions of this Section 5.11, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, at any time when there are no Series A Subordinated Units outstanding and the Partnership has made a distribution pursuant to Section 6.4(b)(iv) for each of the four most recently completed Quarters and the amount of each such distribution did not exceed Distributable Cash Flow for such Quarter, to make an election (the “IDR Reset Election”) to cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.11(d) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate share of a number of Common Units (the “IDR Reset Common Units”) derived by dividing (i) the average amount of cash distributions made by the Partnership for the two full Quarters immediately preceding the giving of the Reset Notice (as defined in Section 5.11(b)) in respect of the Incentive Distribution Rights by (ii) the average of the cash distributions made by the Partnership in respect of each Common Unit for the two full Quarters immediately preceding the giving of the Reset Notice (the “Reset MQD”) (the number of Common Units determined by such quotient is referred to herein as the “Aggregate Quantity of IDR Reset Common Units”). The General Partner Interest after the issuance of the Aggregate Quantity of IDR Reset Common Units shall equal the General Partner Interest prior to the issuance of the Aggregate Quantity of IDR Reset Common Units and the General Partner shall not be obligated to make any additional Capital Contribution to the Partnership in exchange therefor. The making of the IDR Reset Election in the manner specified in Section 5.11(b) shall cause the Minimum Quarterly Distribution and the Target

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Amended and Restated Agreement of Limited Partnership

Distributions to be reset in accordance with the provisions of Section 5.11(d) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive Common Units and a General Partner Interest on the basis specified above, without any further approval required by the General Partner or the Unitholders, at the time specified in Section 5.11(c).

(b) To exercise the right specified in Section 5.11(a), the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall deliver a written notice (the “Reset Notice”) to the Partnership. Within 10 Business Days after the receipt by the Partnership of such Reset Notice, the Partnership shall deliver a written notice to the holder or holders of the Incentive Distribution Rights of the Partnership’s determination of the aggregate number of Common Units which each holder of Incentive Distribution Rights will be entitled to receive.

(c) The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units and the maintenance of the General Partner Interest on the fifteenth Business Day after receipt by the Partnership of the Reset Notice, and the Partnership shall issue Certificates for the Common Units to the holder or holders of the Incentive Distribution Rights.

(d) The Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution shall be adjusted at the time of the issuance of Common Units pursuant to this Section 5.11 such that (i) the Minimum Quarterly Distribution shall be reset to equal to the Reset MQD, (ii) the First Target Distribution shall be reset to equal 110% of the Reset MQD and (iii) the Second Target Distribution shall be reset to equal 150% of the Reset MQD.

(e) Upon the issuance of IDR Reset Common Units pursuant to Section 5.11(a), the Capital Account maintained with respect to the Incentive Distribution Rights shall (A) first, be allocated to IDR Reset Common Units in an amount equal to the product of (x) the Aggregate Quantity of IDR Reset Common Units and (y) the Per Unit Capital Amount for an Initial Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the holder of the Incentive Distributions Rights. In the event that there is not sufficient capital associated with the Incentive Distribution Rights to allocate the full Per Unit Capital Amount for an Initial Common Unit to the IDR Reset Common Units in accordance with clause (A) of this Section 5.11(e), the IDR Reset Common Unit shall be subject to Sections 6.1(d)(x)(C) and (D).

Section 5.12  Series B Subordinated Units.

(a) 4,600,000 Series B Subordinated Units (the “First Tranche Series B Subordinated Units”) will convert into Series A Subordinated Units on a one-for-one basis on the first Business Day following the satisfaction of all of the following conditions: (i) the General Partner has determined that the Partnership has placed into service an aggregate amount of working gas storage capacity at Pine Prairie that totals at least 29.6 Bcf, (ii) the Partnership generates Distributable Cash Flow for two consecutive Quarters sufficient to pay a distribution of at least $0.36 per Unit in each such Quarter on the Weighted Average Subject Interests and the First Tranche Series B Subordinated Units and (iii) the Partnership makes distributions of Available Cash from Distributable Cash Flow of at least $0.36 per Unit for two consecutive Quarters on the Subject Interests and any corresponding Incentive Distributions on the Incentive Distribution Rights (such conditions, collectively the “First Threshold”).

(b) 3,833,333 Series B Subordinated Units (the “Second Tranche Series B Subordinated Units”) will convert into Series A Subordinated Units on a one-for-one basis on the first Business Day following the satisfaction of all of the following conditions: (i) the General Partner has determined that the Partnership has placed into service an aggregate amount of working gas storage capacity at Pine Prairie that totals at least 35.6 Bcf, (ii) the Partnership generates Distributable Cash Flow for two consecutive Quarters sufficient to pay a distribution of at least $0.3825 per Unit in each such Quarter on the Weighted Average Subject Interests and the Second Tranche Series B Subordinated Units and, if any remain Outstanding, First Tranche Series B Subordinated Units and (iii) the Partnership makes distributions of Available Cash from Distributable Cash Flow of at least $0.3825 per Unit for two consecutive Quarters on the Subject Interests and any corresponding

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Amended and Restated Agreement of Limited Partnership

Incentive Distributions on the Incentive Distribution Rights (such conditions, collectively the “Second Threshold”).

(c) 3,066,667 Series B Subordinated Units (the “Third Tranche Series B Subordinated Units”) will convert into Series A Subordinated Units on a one-for-one basis on the first Business Day following the satisfaction of all of the following conditions: (i) the General Partner has determined that the Partnership has placed into service an aggregate amount of working gas storage capacity at Pine Prairie that totals at least 41.6 Bcf, (ii) the Partnership generates Distributable Cash Flow for two consecutive Quarters sufficient to pay a distribution of at least $0.4075 per Unit in each such Quarter on the Weighted Average Subject Interests and the Third Tranche Series B Subordinated Units and, if any remain Outstanding, First Tranche Series B Subordinated Units and Second Tranche Series B Subordinated Units and (iii) the Partnership makes distributions of Available Cash from Distributable Cash Flow of at least $0.4075 per Unit for two consecutive Quarters on the Subject Interests and any corresponding Incentive Distributions on the Incentive Distribution Rights (such conditions, collectively the “Third Threshold” and, together with the First Threshold and Second Threshold, the “Series B Thresholds”).

(d) If a Series B Threshold has been satisfied under circumstances where the operational condition set forth in clause (i) of Section 5.12(a), (b) or (c), as applicable, was satisfied prior to or during the two Quarter period referenced in clause (ii) of Section 5.12(a), (b) or (c), as applicable, then (i) the Series A Subordinated Units into which such Series B Subordinated Units have been converted will be deemed, for purposes of the distributions contemplated by Sections 6.3 through 6.5, to have been Outstanding on the Record Date for the second Quarter of the applicable two Quarter period (such Quarter being herein referred to as the “Reference Quarter”) and (ii) the holder of the applicable Series B Subordinated Units at the time of their conversion into Series A Subordinated Units will be entitled to receive the quarterly per Unit distribution payable to Series A Subordinated Units pursuant to Section 6.4 with respect to the Reference Quarter; provided,  however, that in all other circumstances where a Series B Threshold has been satisfied, (x) the holder of the Series B Subordinated Units at the time of their conversion will be entitled to receive any distribution payable to Series A Subordinated Units pursuant to Sections 6.3 through 6.5 after the operational condition set forth in clause (i) of Section 5.12(a), (b) or (c), as applicable, was satisfied and (y) to the extent that such operational condition is satisfied after the Record Date but before the payment date for any such distribution, the Series A Subordinated Units into which such Series B Subordinated Units have been converted will be deemed to have been Outstanding as of such Record Date.

(e) If at the time any of the Series B Thresholds are satisfied, the Subordination Period has already terminated and all Series A Subordinated Units have converted into Common Units, the applicable Series B Subordinated Units will instead convert directly into Common Units on a one-for-one basis. If a Series B Threshold has been satisfied under circumstances where the operational condition set forth in clause (i) of Section 5.12(a), (b) or (c), as applicable, was satisfied prior to or during the two Quarter period referenced in clause (ii) of Section 5.12(a), (b) or (c), as applicable, then (i) the Common Units into which such Series B Subordinated Units have been converted will be deemed, for purposes of the distributions contemplated by Sections 6.3 through 6.5, to have been Outstanding on the Record Date for the Reference Quarter and (ii) the holder of the applicable Series B Subordinated Units at the time of their conversion into Common Units will be entitled to receive the quarterly per Unit distribution payable to the Common Units pursuant to Section 6.4 with respect to the Reference Quarter; provided,  however, that in all other circumstances where a Series B Threshold has been satisfied, (x) the holder of the Series B Subordinated Units at the time of their conversion will be entitled to receive any distribution payable to Common Units pursuant to Sections 6.3 through 6.5 after the operational condition set forth in clause (i) of Section 5.12(a), (b) or (c), as applicable, was satisfied and (y) to the extent that such operational condition is satisfied after the Record Date but before the payment date for any such distribution, the Common Units into which such Series B Subordinated Units have been converted will be deemed to have been Outstanding as of such Record Date.

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Amended and Restated Agreement of Limited Partnership

(f) Any Series B Subordinated Units that remain Outstanding on December 31, 2018 will be automatically cancelled.

(g) Notwithstanding any other provision of this Agreement, all the then Outstanding Series B Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

(h) A Series B Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b) and Section 6.7(c).

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1  Allocations for Capital Account Purposes.

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) for each taxable period shall be allocated among the Partners as provided herein below.

(a) Net Income.  Net Income for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable period shall be allocated as follows:

(i) First, to the General Partner until the aggregate of the Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) and the Net Termination Gain allocated to the General Partner pursuant to Section 6.1(c)(i)(A) or Section 6.1(c)(iv)(A) for the current and all previous taxable periods is equal to the aggregate of the Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods and the Net Termination Loss allocated to the General Partner pursuant to Section 6.1(c)(ii)(E) or Section 6.1(c)(iii)(B) for the current and all previous taxable periods; and

(ii) The balance, if any, (x) to the General Partner in accordance with its Percentage Interest, and (y) to all Unitholders, Pro Rata (calculated without regard to any Outstanding Series B Subordinated Units), a percentage equal to 100% less the percentage applicable to subclause (x).

(b) Net Loss.  Net Loss for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Loss for such taxable period shall be allocated as follows:

(i) First, (x) to the General Partner in accordance with its Percentage Interest, and (y) to all Unitholders, Pro Rata (calculated without regard to any Outstanding Series B Subordinated Units), a percentage equal to 100% less the percentage applicable to subclause (x) until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable period and all previous taxable periods is equal to the aggregate Net Income allocated pursuant to Section 6.1(a)(ii) for all previous taxable periods,  provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit balance in its Adjusted Capital Account); and

(ii) The balance, if any, 100% to the General Partner.

(c) Net Termination Gains and Losses.  Net Termination Gain or Net Termination Loss (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss) for such taxable period shall be allocated in the manner set forth in this Section 6.1(c). All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.4 and Section 6.5 have been made;  provided, however, that solely for

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Amended and Restated Agreement of Limited Partnership

purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) Except as provided in Section 6.1(c)(iv), Net Termination Gain (including a pro rata part of each item of income, gain, loss, and deduction taken into account in computing Net Termination Gain) shall be allocated:

(A) First, to the General Partner until the aggregate of the Net Termination Gain allocated to the General Partner pursuant to this Section 6.1(c)(i)(A) or Section 6.1(c)(iv)(A) and the Net Income allocated to the General Partner pursuant to Section 6.1(a)(i) for the current and all previous taxable periods is equal to the aggregate of the Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods and the Net Termination Loss allocated to the General Partner pursuant to Section 6.1(c)(ii)(E) or Section 6.1(c)(iii)(B) for all previous taxable periods;

(B) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (B), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or Section 6.4(b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter referred to as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit Arrearage;

(C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Series A Subordinated Unit into a Common Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Series A Subordinated Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (C), until the Capital Account in respect of each Series A Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable period (or portion thereof) to which this allocation of gain relates, and (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Series A Subordinated Unit for such Quarter;

(D) Fourth, (x) to the General Partner in accordance with its Percentage Interest, (y) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata (calculated without regard to any Outstanding Series B Subordinated Units), a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (D), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Distributable Cash Flow made pursuant to Section 6.4(a)(iv) and Section 6.4(b)(ii) (the sum of (1), (2), (3) and (4) is hereinafter referred to as the “First Liquidation Target Amount”);

(E) Fifth, (x) to the General Partner in accordance with its Percentage Interest, (y) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata (calculated without regard to any Outstanding Series B Subordinated Units), a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (E), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit

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Amended and Restated Agreement of Limited Partnership

amount of any distributions of Available Cash that is deemed to be Distributable Cash Flow made pursuant to Section 6.4(a)(v) and Section 6.4(b)(iii) (the sum of (1) and (2) is hereinafter referred to as the “Second Liquidation Target Amount”); and

(F) Finally, (x) to the General Partner in accordance with its Percentage Interest, (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders, Pro Rata (calculated without regard to any Outstanding Series B Subordinated Units), a percentage equal to 100% less the sum of the percentages applicable to subclauses (x) and (y) of this clause (F).

(ii) Except as otherwise provided by Section 6.1(c)(iii), Net Termination Loss (including a pro rata part of each item of income, gain, loss and deduction taken into account in computing Net Termination Loss) shall be allocated:

(A) First, if such Net Termination Loss is recognized while Series B Subordinated Units remain Outstanding, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Series B Subordinated Units, in proportion to the positive Capital Accounts in respect of such Series B Subordinated Units, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (A), until the Capital Account in respect of each Series B Subordinated Unit then Outstanding has been reduced to zero;

(B) Second, if such Net Termination Loss is recognized while Series A Subordinated Units remain Outstanding, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Series A Subordinated Units, in proportion to the positive Capital Accounts in respect of such Series A Subordinated Units, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (B), until the Capital Account in respect of each Series A Subordinated Unit then Outstanding has been reduced to zero;

(C) Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the percentage applicable to subclause (x) of this clause (C) until the Capital Account in respect of each Unit then Outstanding has been reduced to zero;

(D) Fourth, to the General Partner and the Unitholders, Pro Rata (calculated without regard to any Outstanding Series B Subordinated Units); provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(ii)(D) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account (or increase any existing deficit in its Adjusted Capital Account); and

(E) The balance, if any, 100% to the General Partner.

(iii) Any Net Termination Loss deemed recognized pursuant to Section 5.5(d) prior to a Liquidation Date shall be allocated:

(A) First, to the General Partner and the Unitholders, Pro Rata (calculated without regard to any outstanding Series B Subordinated Units); provided that Net Termination Loss shall not be allocated pursuant to this Section 6.1(c)(iii)(A) to the extent such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period (or increase any existing deficit in its Adjusted Capital Account); and

(B) The balance, if any, to the General Partner.

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(iv) If a Net Termination Loss has been allocated pursuant to Section 6.1(c)(iii), any subsequent Net Termination Gain deemed recognized pursuant to Section 5.5(d) prior to a Liquidation Date shall be allocated:

(A) First, to the General Partner until the aggregate Net Termination Gain allocated to the General Partner pursuant to this Section 6.1(c)(iv)(A) or Section 6.1(c)(i)(A) and the Net Income allocated to the General Partner pursuant to Section 6.1(a)(i) for the current and all previous taxable periods is equal to the aggregate Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for the current and all previous taxable periods and Net Termination Loss previously allocated pursuant to Section 6.1(c)(ii)(E) and Section 6.1(c)(iii)(B) for all previous taxable periods;

(B) Second, to the General Partner and the Unitholders, Pro Rata (calculated without regard to any Outstanding Series B Subordinated Units), until the aggregate Net Termination Gain allocated pursuant to this Section 6.1(c)(iv)(B) is equal to the aggregate Net Termination Loss previously allocated pursuant to Section 6.1(c)(iii)(A); and

(C) The balance, if any, pursuant to the provisions of Section 6.1(c)(i).

(d) Special Allocations.  Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback.  Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Nonrecourse Debt Minimum Gain.  Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Section 6.1(d)(vi) and Section 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Priority Allocations.

(A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) with respect to a Unit exceeds the amount of cash or the Net Agreed Value of property distributed with respect to another Unit other than a Series B Subordinated Unit (the amount of the excess, an “Excess Distribution” and the Unit with respect to which the greater distribution is paid, an “Excess Distribution Unit”), then (1) there shall be

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allocated gross income and gain to each Unitholder receiving an Excess Distribution with respect to the Excess Distribution Unit until the aggregate amount of such items allocated with respect to such Excess Distribution Unit pursuant to this Section 6.1(d)(iii)(A) for the current taxable period and all previous taxable periods is equal to the amount of the Excess Distribution; and (2) the General Partner shall be allocated gross income and gain with respect to each such Excess Distribution in an amount equal to the product obtained by multiplying (aa) the quotient determined by dividing (x) the General Partner’s Percentage Interest at the time when the Excess Distribution occurs by (y) a percentage equal to 100% less the General Partner’s Percentage Interest at the time when the Excess Distribution occurs, times (bb) the total amount allocated in clause (1) above with respect to such Excess Distribution.

(B) After the application of Section 6.1(d)(iii)(A), the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this Section 6.1(d)(iii)(B) for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable period; and (2) to the General Partner an amount equal to the product of (aa) an amount equal to the quotient determined by dividing (x) the General Partner’s Percentage Interest by (y) the sum of 100 less the General Partner’s Percentage Interest times (bb) the sum of the amounts allocated in clause (1) above.

(iv) Qualified Income Offset.  In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership gross income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible;  provided, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Adjusted Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement

(v) Gross Income Allocation.  In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(d)(iv) and this Section 6.1(d)(v) were not in this Agreement.

(vi) Nonrecourse Deductions.  Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests (calculated without regard to any Outstanding Series B Subordinated Units). If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii) Partner Nonrecourse Deductions.  Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner

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Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii) Nonrecourse Liabilities.  For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests (calculated without regard to any Outstanding Series B Subordinated Units).

(ix) Code Section 754 Adjustments.  To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x) Economic Uniformity; Changes in Law.

(A) At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated to the Unitholders holding Series A Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Series A Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Series A Subordinated Units to an amount that after taking into account the other allocations of income, gain, loss and deduction to be made with respect to such taxable period will equal the product of (A) the number of Final Series A Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Series A Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Series A Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Series A Subordinated Units.

(B) With respect to an event triggering an adjustment to the Carrying Value of Partnership property pursuant to Section 5.5(d) during any taxable period of the Partnership ending upon, or after, the conversion of Series B Subordinated Units, any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to the converted Series B Subordinated Units equaling the product of (A) the number of such converted Series B Subordinated Units and (B) the Per Unit Capital Amount for the type of Unit into which the converted Series B Subordinated Units are converted.

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(C) With respect to an event triggering an adjustment to the Carrying Value of Partnership property pursuant to Section 5.5(d) during any taxable period of the Partnership ending upon, or after, the issuance of IDR Reset Common Units pursuant to Section 5.11, after the application of Section 6.1(d)(x)(B), any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to such IDR Reset Common Units issued pursuant to Section 5.11 equaling the product of (A) the Aggregate Quantity of IDR Reset Common Units and (B) the Per Unit Capital Amount for an Initial Common Unit.

(D) With respect to any taxable period during which an IDR Reset Unit or a converted Series B Subordinated Unit is transferred to any Person who is not an Affiliate of the transferor, all or a portion of the remaining items of Partnership gross income or gain for such taxable period shall be allocated 100% to the transferor Partner of such transferred IDR Reset Unit or converted Series B Subordinated Unit until such transferor Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such transferred IDR Reset Unit or converted Series B Subordinated Unit to an amount equal to the Per Unit Capital Amount for an Initial Common Unit.

(E) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(d)(x)(E) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. In exercising its discretion under this Section 6.1(d)(xi)(A), the General Partner may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

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(xii) Corrective and Other Allocations.  In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) Except as provided in Section 6.1(d)(xii)(B), in the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate such Additional Book Basis Derivative Items to (1) the holders of Incentive Distribution Rights and the General Partner to the same extent that the Unrealized Gain or Unrealized Loss giving rise to such Additional Book Basis Derivative Item was allocated to them pursuant to Section 5.5(d) and (2) all Unitholders, Pro Rata, to the extent that the Unrealized Gain or Unrealized Loss giving rise to such Additional Book Basis Derivative Item was allocated to any Unitholders pursuant to Section 5.5(d).

(B) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof or an allocation of Net Termination Gain or Net Termination Loss pursuant to Section 6.1(c) hereof) as a result of a sale or other taxable disposition of any Partnership asset that is an Adjusted Property (“Disposed of Adjusted Property”), the General Partner shall allocate (1) additional items of gross income and gain (aa) away from the holders of Incentive Distribution Rights and (bb) to the Unitholders, or (2) additional items of deduction and loss (aa) away from the Unitholders and (bb) to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders exceed their Share of Additional Book Basis Derivative Items with respect to such Disposed of Adjusted Property. Any allocation made pursuant to this Section 6.1(d)(xii)(B) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(C) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

(D) For the purposes of this Section 6.1(d)(xii), the Unitholders shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders under the Partnership Agreement. In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii). Without limiting the foregoing, if an Adjusted Property is contributed by the Partnership to another entity classified as a partnership for federal income tax purposes (the “lower tier partnership”), the General Partner may make allocations similar to those described in Sections 6.1(d)(xii)(A) — (C) to the extent the General Partner determines such allocations are necessary to account for the Partnership’s allocable share of income, gain, loss and deduction of the lower tier partnership that relate to the contributed Adjusted Property in a manner that is consistent with the purpose of this Section 6.1(d)(xii).

(xiii) Special Curative Allocation in Event of Liquidation Prior to End of Subordination Period.  Notwithstanding any other provision of this Section 6.1 (other than the Required Allocations), if the Liquidation Date occurs prior to the conversion of the last Outstanding Subordinated Unit, then items of income, gain, loss and deduction for the taxable period that includes the Liquidation Date (and, if

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Amended and Restated Agreement of Limited Partnership

necessary, items arising in previous taxable periods to the extent the General Partner determines such items may be so allocated), shall be specially allocated among the Partners in the manner determined appropriate by the General Partner so as to cause, to the maximum extent possible, the Capital Account in respect of each Common Unit to equal the amount such Capital Account would have been if all prior allocations of Net Termination Gain and Net Termination Loss had been made pursuant to Section 6.1(c)(i) or Section 6.1(c)(ii), as applicable.

Section 6.2  Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code, as determined appropriate by the General Partner (taking into account the General Partner’s discretion under Section 6.1(d)(x)(E));  provided, that the General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) in all events.

(c) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(d) In accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(e) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership;  provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction shall, for federal income tax purposes, be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of each month;  provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Over-Allotment Option is exercised in full or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening

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of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the next succeeding month; and  provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income, gain, loss or deduction as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such item is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3  Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending on June 30, 2010, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Distributable Cash Flow until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the sum of (i) Distributable Cash Flow from the Closing Date through the close of the immediately preceding Quarter and (ii) $40 million. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

(b) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4  Distributions of Available Cash from Distributable Cash Flow.

(a) During Subordination Period.  Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Distributable Cash Flow pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise contemplated by Section 5.6 in respect of other Partnership Interests issued pursuant thereto:

(i) First, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

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Amended and Restated Agreement of Limited Partnership

(iii) Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to the Unitholders holding Series A Subordinated Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Series A Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to the Unitholders holding Common Units and Series A Subordinated Units, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iv) until there has been distributed in respect of each Common Unit and Series A Subordinated Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) to the General Partner in accordance with its Percentage Interest, (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to the Unitholders holding Common Units and Series A Subordinated Units, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v), until there has been distributed in respect of each Common Unit and Series A Subordinated Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter; and

(vi) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to the Unitholders holding Common Units and Series A Subordinated Units, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vi);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution and the Second Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Distributable Cash Flow with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vi).

(b) After Subordination Period.  Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Distributable Cash Flow pursuant to the provisions of Section 6.3 or Section 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Interests issued pursuant thereto:

(i) First, 100% to the General Partner and the Unitholders holding Common Units in accordance with their respective Percentage Interests (calculated without regard to any Outstanding Series B Subordinated Units), until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (ii), until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii) Third, (A) to the General Partner in accordance with its Percentage Interest; (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to the Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclause (A) and (B) of this clause (iii), until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter; and

(iv) Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to the Unitholders holding Common Units,

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Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iv);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution and the Second Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Distributable Cash Flow with respect to any Quarter will be made solely in accordance with Section 6.4(b)(iv).

Section 6.5  Distributions of Available Cash from Capital Surplus.

Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests (calculated without regard to any Outstanding Series B Subordinated Units), until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed (A) to the General Partner in accordance with its Percentage Interest and (B) to all Unitholders holding Common Units, Pro Rata, a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Distributable Cash Flow and shall be distributed in accordance with Section 6.4.

Section 6.6  Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

(a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Interests in accordance with Section 5.9. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Initial Unit Price of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Initial Unit Price of the Common Units immediately prior to giving effect to such distribution.

(b) The Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution, shall also be subject to adjustment pursuant to Section 5.11 and Section 6.9.

Section 6.7  Special Provisions Relating to the Holders of Subordinated Units.

(a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder;  provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.7 or Section 5.12, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder with respect to such converted Subordinated Units, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x), 6.7(b) and 6.7(c).

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(b) A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 or Section 5.12 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or retained converted Subordinated Units would be negative after giving effect to the allocation under Section 5.5(c)(ii)(B).

(c) The Unitholder holding a Common Unit that has resulted from the conversion of a Subordinated Unit pursuant to Section 5.7 or Section 5.12 shall not be issued a Common Unit Certificate, or other evidence of the issuance of uncertificated Units, pursuant to Section 4.1, and shall not be permitted to transfer such Common Unit to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that each such Common Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to such Common Units in preparation for a transfer of such Common Units, including the application of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b);  provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates, or other evidence of the issuance of uncertificated Units.

Section 6.8  Special Provisions Relating to the Holders of Incentive Distribution Rights.

Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Article III and Article VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(iv), (v) and (vi), Section 6.4(b)(ii), (iii) and (iv), and Section 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

Section 6.9  Entity-Level Taxation.

If legislation is enacted or the official interpretation of existing legislation is modified by a governmental authority, which after giving effect to such enactment or modification, results in a Group Member becoming subject to federal, state or local or non-U.S. income or withholding taxes in excess of the amount of such taxes due from the Group Member prior to such enactment or modification (including, for the avoidance of doubt, any increase in the rate of such taxation applicable to the Group Member), then the General Partner may, in its sole discretion, reduce the Minimum Quarterly Distribution, the First Target Distribution and the Second Target Distribution by the amount of income or withholding taxes that are payable by reason of any such new legislation or interpretation (the “Incremental Income Taxes”), or any portion thereof selected by the General Partner, in the manner provided in this Section 6.9. If the General Partner elects to reduce the Minimum Quarterly Distribution, the First Target Distribution and the Second Target Distribution for any Quarter with respect to all or a portion of any Incremental Income Taxes, the General Partner shall estimate for such Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all (or the relevant portion of) such Incremental Income Taxes; provided that any difference between such estimate and the actual liability for Incremental Income Taxes (or the relevant portion thereof) for such Quarter may, to the extent determined by the General Partner, be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For

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purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1  Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if such lack of recourse results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Partnership cash;

(vii) the selection and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

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(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of options, rights, warrants and appreciation rights relating to Partnership Interests;

(xiv) the undertaking of any action in connection with the Partnership’s participation in any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and each other Person who may acquire an interest in Partnership Interests or is otherwise bound by the provisions of this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the Underwriting Agreement, the Omnibus Agreement, the Tax Sharing Agreement, the Contribution Agreement, the Credit Agreement, the LTIP, any Group Member Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement (which approval, ratification and confirmation shall not, with respect to each such agreement, be considered to cover or include any amendments or supplements thereof entered into after the date such Person becomes bound by the provisions of this Agreement, except for amendments or supplements made to this Agreement in accordance with the provisions hereof); (ii) agrees that the General Partner (on its own behalf or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Interests or are otherwise bound by the provisions of this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement and any amendment of such agreements in accordance with the terms thereof (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty otherwise existing at law, in equity or otherwise.

Section 7.2  Certificate of Limited Partnership.

The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited

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partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3  Restrictions on the General Partner’s Authority.

Except as provided in Article XII and Article XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests of the Partnership’s Subsidiaries) without the approval of holders of a Unit Majority;  provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, except as permitted under Section 4.6, Section 11.1, Section 11.2 or Section 12.1(a), elect or cause the Partnership to elect a successor general partner of the Partnership.

Section 7.4  Reimbursement of the General Partner.

(a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

(c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership Group employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Interests or options to purchase or rights, warrants or appreciation rights or phantom or tracking interests relating to Partnership Interests), or cause the Partnership to issue Partnership Interests (and, for the avoidance of doubt, any increase in the number of Units available to be awarded under the LTIP) in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner, Group Member or any Affiliates in each case for the benefit of employees and directors of the General Partner or any of its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests that the General Partner or such Affiliates are obligated to provide to any employees and directors pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General

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Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.5  Outside Activities.

(a) After the Closing Date, the General Partner, for so long as it is the general partner of the Partnership (i) agrees that its sole business will be to act as the general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or managing member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement, or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member.

(b) Each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise, to any Group Member or any Partner. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement, or the partnership relationship established hereby in any business ventures of any Indemnitee.

(c) Notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any duty (including any fiduciary duty) or any other obligation of any type whatsoever of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the Indemnitees shall have no obligation hereunder or as a result of any duty otherwise existing at law, in equity or otherwise, to present business opportunities to the Partnership. The doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Indemnitee. No Indemnitee who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership, shall have any duty to communicate or offer such opportunity to the Partnership, and, except as otherwise provided in Section 7.5(a) or Section 7.5(b), such Indemnitee shall not be liable to the Partnership, to any Limited Partner or any other Person for breach of duty (including any fiduciary duty) or any other obligation by reason of the fact that such Indemnitee pursues or acquires for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership; provided such Indemnitee does not engage in such business or activity as a result of or using confidential or proprietary information provided by or on behalf of the Partnership to Indemnitee.

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Interests acquired by them. The term “Affiliates” when used in this Section 7.5(d) with respect to the General Partner shall not include any Group Member.

(e) Notwithstanding anything to the contrary in this Agreement, to the extent that any provision of this Agreement purports or is interpreted to have the effect of modifying, limiting or restricting the duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the

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Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such modification, limitation or restriction, such provisions shall be deemed to have been approved by the Partners; provided, however, that nothing in this Section 7.5 shall limit or otherwise affect the effectiveness of any separate contractual obligations of any Person (including any Indemnitee) to the Partnership or any of its Affiliates pursuant to agreements entered into following the date of this Agreement.

Section 7.6  Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that, except for such transactions as contemplated by the definition of Potential PAA Financial Support, in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party, or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party, by unrelated lenders on comparable loans made on an arm’s- length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

(c) No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty hereunder or otherwise existing at law, in equity or otherwise, of the General Partner or its Affiliates to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all Partners, (ii) hasten the expiration of the Subordination Period or the conversion of any Series A Subordinated Units into Common Units or (iii) hasten the Series B Thresholds or the conversion of any Series B Subordinated Units into Series A Subordinated Units or Common Units.

Section 7.7  Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee;  provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful;  provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member or an individual Person) with respect to its or their obligations incurred pursuant to the Underwriting Agreement, the Omnibus Agreement, the Tax Sharing Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be

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personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, including the purchase and maintenance of insurance pursuant to the terms of the Omnibus Agreement, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

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Section 7.8  Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, or any other Persons who have acquired interests in the Partnership Interests, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9  Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member or any Partner, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates, directors and executive officers), (iii) determined by the General Partner (after due inquiry) to be on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) approved by the General Partner (after due inquiry) based on a subjective belief that the course of action or determination that is the subject of such approval is fair and reasonable to the Partnership, which may include taking into account the totality of the circumstances and the relationships among the parties involved (including the short-term or long-term interests of the Partnership and other arrangements or relationships that could be considered favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. In making any determination under this Section 7.9(a), it shall be presumed that the Conflicts Committee, the General Partner and the Board of Directors (as applicable) have satisfied the contractual standards set forth in this Agreement and any Person challenging such determination shall have the burden of overcoming such presumption as provided in Section 7.9(e). Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, but without otherwise limiting any consent or approvals granted herein, including those set forth in Section 7.1(b), the conflicts of interest described in the Registration Statement and any actions of the General Partner taken in connection therewith, including any conflicts of interest arising from the Potential

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PAA Financial Support or the Other Permitted Actions, are hereby approved by all Partners and shall not constitute a breach of this Agreement or any duty otherwise existing at law, in equity or otherwise.

(b) Whenever the General Partner makes a determination, including any determination with respect to the Distributable Cash Flow of the Partnership or any components thereof, or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards (including fiduciary standards) imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must subjectively believe that the determination, other action or anticipated result thereof is (i) with respect to matters involving the Partnership, in, or not opposed to, the best interests of the Partnership, and (ii) with respect to matters involving the relative rights and privileges of holders of Partnership Interests, consistent with the intent of the provisions of this Agreement, as set forth herein or in the Registration Statement. In connection therewith such Person or Persons may take into account the circumstances and relationships involved (including the short-term or long-term interests of the Partnership and other arrangements or relationships that could be considered favorable or advantageous to the Partnership).

(c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or decline to take such other action free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner, and any other Person bound by this Agreement, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be acting in its individual capacity. The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a partnership.

(d) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.

(e) Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and

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liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee. To the fullest extent permitted by law, in connection with any action or inaction of, or determination made by, the General Partner or any other Indemnitee with respect to any matter relating to the Partnership, it shall be presumed that the General Partner and other Indemnitees acted in a manner that satisfied the contractual standards set forth in this Agreement, and in any proceeding brought by any Limited Partner or by or on behalf of such Limited Partner or any other Limited Partner or the Partnership challenging any such action or inaction of, or determination made by, the General Partner or any other Indemnitee, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption.

(f) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

(g) Where a determination requires “due inquiry,” the Person or Persons making such determination or taking or declining to take such action must subjectively believe that such Person or Persons had available adequate information to make such determination or to take or decline to take such action in accordance with the applicable contractual standard.

Section 7.10  Other Matters Concerning the General Partner.

(a) The General Partner may rely upon, and shall be protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon and in accordance with the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership or any Group Member.

Section 7.11  Purchase or Sale of Partnership Interests.

The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests; provided that, except as permitted pursuant to Section 4.10, the General Partner may not cause any Group Member to purchase Series A Subordinated Units during the Subordination Period or Series B Subordinated Units without the prior written consent or approval of a majority of the holders of the Common Units (excluding any Common Units owned by the General Partner and its Affiliates, directors and executive officers). As long as Partnership Interests are held by any Group Member, such Partnership Interests shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Interests for its own account, subject to the provisions of this Section 7.11 and Articles IV and X.

Section 7.12  Registration Rights of the General Partner and its Affiliates.

(a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Interests that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the

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number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Interests specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations in the aggregate pursuant to this Section 7.12(a); and provided further, however, that if the Conflicts Committee proceeding in good faith determines that a postponement of the requested registration for up to six months would be in the best interests of the Partnership due to a pending transaction, desire to avoid premature disclosure of confidential information or otherwise, then the Partnership shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder’s request, it being understood that the Partnership may not exercise such right pursuant to this Section 7.12(a) more than once in any twelve-month period. In connection with any registration pursuant to the first sentence of this Section 7.12(a), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be reasonably necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall notify all Holders of such proposal and use all commercially reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the securities of the Holder once the registration statement is declared effective by the Commission or otherwise becomes effective, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including

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legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Interests were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or free writing prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Section 7.12(a) and Section 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Interests, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(f) Any request to register Partnership Interests pursuant to this Section 7.12 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.

Section 7.13  Reliance by Third Parties.

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been

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complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1  Records and Accounting.

The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2  Fiscal Year.

The fiscal year of the Partnership shall be the calendar year ending December 31.

Section 8.3  Reports.

(a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s or the Commission’s website) to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on or accessible through the Partnership’s or the Commission’s website) to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted for trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1  Tax Returns and Information.

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The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable year or years that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable year other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable year of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2  Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted for trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(f) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3  Tax Controversies.

Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4  Withholding; Tax Payments.

(a) The General Partner may treat taxes paid by the Partnership on behalf of, all or less than all of the Partners, either as a distribution of cash to such Partners or as a general expense of the Partnership, as determined appropriate under the circumstances by the General Partner.

(b) Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code and any applicable non-U.S. tax law. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation of income or from a distribution to any Partner (including, without limitation, by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3(c) in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

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Section 10.1  Admission of Limited Partners.

(a) Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, PAA and the Underwriters as described in Article V in connection with the Initial Offering, such parties shall automatically be admitted to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

(b) By acceptance of the transfer of any Limited Partner Interests in accordance with Article IV or the acceptance of any Limited Partner Interests issued pursuant to Article V or pursuant to a merger or consolidation pursuant to Article XIV, and except as provided in Section 4.9, each transferee of, or other such Person acquiring, a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer, issuance or admission is reflected in the books and records of the Partnership and such Limited Partner becomes the Record Holder of the Limited Partner Interests so transferred, (ii) shall become bound by the terms of this Agreement, (iii) represents that the transferee has the capacity, power and authority to enter into this Agreement, (iv) grants the powers of attorney set forth in this Agreement and (v) makes the consents and waivers contained in this Agreement, all with or without execution of this Agreement by such Person. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Limited Partner or Record Holder of a Limited Partner Interest without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest and until such Person is reflected in the books and records of the Partnership as the Record Holder of such Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.9.

(c) The name and mailing address of each Limited Partner shall be listed on the books and records of the Partnership maintained for such purpose by the Partnership or the Transfer Agent. The General Partner shall update the books and records of the Partnership from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1 hereof.

(d) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(b).

Section 10.2  Admission of Successor General Partner.

A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3  Amendment of Agreement and Certificate of Limited Partnership.

To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such

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admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1  Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”):

(i) the General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) the General Partner transfers all of its General Partner Interest pursuant to Section 4.6;

(iii) the General Partner is removed pursuant to Section 11.2;

(iv) the General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) a final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Central Standard Time, on June 30, 2020, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates, directors and executive officers) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of

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the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, Central Standard Time, on June 30, 2020, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member, and is hereby authorized to, and shall, continue the business of the Partnership, and, to the extent applicable, the other Group Members, without dissolution. If, prior to the effective date of the General Partner’s withdrawal pursuant to Section 11.1(a)(i), a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with and subject to Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2  Removal of the General Partner.

The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the Outstanding Common Units voting as a class and a majority of the outstanding Subordinated Units (if any Subordinated Units are then Outstanding) voting as a class (including, in each case, Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member, and is hereby authorized to, and shall, continue the business of the Partnership, and, to the extent applicable, the other Group Members, without dissolution. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.2.

Section 11.3  Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to

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the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest), if any, in the other Group Members and all of its Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing General Partner. In either event, the Departing General Partner shall be entitled to receive (y) all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities) incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members and (z) any other out-of-pocket expenses or liabilities directly or indirectly relating to the withdrawal or removal of the General Partner.

For purposes of this Section 11.3(a), the fair market value of the Departing General Partner’s Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (x) the quotient obtained by dividing

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(A) the Percentage Interest of the General Partner Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (y) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4  Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.

Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis (provided, however, that such converted Subordinated Units shall remain subject to the provisions of Section 5.5(c)(ii), 6.1(d)(x) and 6.7(c)), (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (iii) the General Partner will have the right to convert its General Partner Interest and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor in accordance with Section 11.3.

Section 11.5  Withdrawal of Limited Partners.

No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1  Dissolution.

The Partnership shall not be dissolved by the admission of additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 10.2, 11.1, 11.2 or 12.2, the Partnership shall not be dissolved and such successor General Partner is hereby authorized to, and shall, continue the business of the Partnership. Subject to Section 12.2, the Partnership shall dissolve, and its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and such successor is admitted to the Partnership in accordance with this Agreement;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2  Continuation of the Business of the Partnership After Dissolution.

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Upon an Event of Withdrawal caused by (a) the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then within 90 days thereafter, or (b) an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner under the Delaware Act and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3  Liquidator.

Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated, voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units, voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4  Liquidation.

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The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Section 12.5  Cancellation of Certificate of Limited Partnership.

Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6  Return of Contributions.

The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7  Waiver of Partition.

To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8  Capital Account Restoration.

No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

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ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1  Amendments to be Adopted Solely by the General Partner.

Each Partner agrees that the General Partner, without the approval of any Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) the admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Interests pursuant to Section 5.6, including any amendment that the General Partner determines is necessary or appropriate in connection with (i) the adjustments of the Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution pursuant to the provisions of Section 5.11, (ii) the implementation of the provisions of Section 5.11 or (iii) any modifications to the Incentive Distribution Rights made in connection with the issuance of Partnership Interests pursuant to Section 5.6, provided that, with respect to this clause (iii),

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the modifications to the Incentive Distribution Rights and the related issuance of Partnership Interests have received Special Approval;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Sections 2.4 or 7.1(a);

(k) a merger, conveyance or conversion pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2  Amendment Procedures.

Except as provided in Section 13.1 and Section 13.3, all amendments to this Agreement shall be made in accordance with the requirements contained in this Section 13.2. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that to the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner or any other Person bound by this Agreement, and, in declining to propose an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A proposed amendment shall be effective upon its approval by the General Partner and the holders of a Unit Majority (excluding any Common Units owned by the General Partner and its Affiliates, directors and executive officers in the case of any amendment, during the Subordination Period, that materially changes the terms of this Agreement relating to the Subordinated Units), unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment, in each case in accordance with the other provisions of this Article XIII. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3  Amendment Requirements.

(a) Notwithstanding the provisions of Sections 13.1 (other than 13.1(d)(iv)) and 13.2, and in addition to any other approvals required hereby, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner and its Affiliates) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of (i) in the case of any provision of this Agreement other than Section 11.2 or Section 13.4, reducing such percentage or (ii) in the case of Section 11.2 or Section 13.4, increasing such percentage, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the percentage of Outstanding Units required to take such action sought to be reduced or increased, as applicable.

(b) Notwithstanding the provisions of Section 13.1 and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations

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of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without the General Partner’s consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class adversely affected.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4  Special Meetings.

All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5  Notice of a Meeting.

Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6  Record Date.

For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for

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determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day immediately preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7  Adjournment.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8  Waiver of Notice; Approval of Meeting; Approval of Minutes.

The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9  Quorum and Voting.

The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including, if applicable, Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including, if applicable, Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10  Conduct of a Meeting.

The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges

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arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals, proxies and votes in writing.

Section 13.11  Action Without a Meeting.

If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting, without a vote and without prior notice, if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including, if applicable, Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot, if any, submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the General Partner to solicit all Limited Partners in connection with a matter approved by the holders of the requisite percentage of Units acting by written consent without a meeting.

Section 13.12  Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

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Amended and Restated Agreement of Limited Partnership

ARTICLE XIV

MERGER, CONSOLIDATION OR CONVERSION

Section 14.1  Authority.

The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)) or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written plan of merger or consolidation (“Merger Agreement”) or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.

Section 14.2  Procedure for Merger, Consolidation or Conversion.

(a) Merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership, any Limited Partner and, in declining to consent to a merger, consolidation or conversion to the fullest extent permitted by law, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership, operating agreement or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger

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Amended and Restated Agreement of Limited Partnership

Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

(c) If the General Partner shall determine to consent to the conversion, the General Partner shall approve the Plan of Conversion, which shall set forth:

(i) the name of the converting entity and the converted entity;

(ii) a statement that the Partnership is continuing its existence in the organizational form of the converted entity;

(iii) a statement as to the type of entity that the converted entity is to be and the state or country under the laws of which the converted entity is to be incorporated, formed or organized;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the converted entity or another entity, or for the cancellation of such equity securities;

(v) in an attachment or exhibit, the certificate of limited partnership of the Partnership; and

(vi) in an attachment or exhibit, the certificate of limited partnership, articles of incorporation, or other organizational documents of the converted entity;

(vii) the effective time of the conversion, which may be the date of the filing of the articles of conversion or a later date specified in or determinable in accordance with the Plan of Conversion (provided, that if the effective time of the conversion is to be later than the date of the filing of such articles of conversion, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such articles of conversion and stated therein); and

(viii) such other provisions with respect to the proposed conversion that the General Partner determines to be necessary or appropriate.

Section 14.3  Approval by Limited Partners.

(a) Except as provided in Section 14.3(d) and Section 14.3(e), the General Partner, upon its approval of the Merger Agreement or the Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion and the merger, consolidation or conversion contemplated thereby, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as the case may be, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Section 14.3(d) and Section 14.3(e), the Merger Agreement or Plan of Conversion, as the case may be, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority (plus Special Approval in the case of any mergers, consolidations or conversions that (i) take place prior to the end of the Subordination Period and (ii) involve an exchange of any of the Subordinated Units for cash or other consideration); provided, further, that in the case of a Merger Agreement or Plan of Conversion, as the case may be, containing any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, such greater percentage vote or consent shall be required for approval of the Merger Agreement or the Plan of Conversion, as the case may be.

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(c) Except as provided in Section 14.3(d) and Section 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement or the Plan of Conversion, as the case may be.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability under the

Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger, or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (i) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (iii) the Partnership is the Surviving Business Entity in such merger or consolidation, (iv) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (v) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests (other than Incentive Distribution Rights) Outstanding immediately prior to the effective date of such merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4  Certificate of Merger.

Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or a Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5  Effect of Merger, Consolidation or Conversion.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in

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the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the certificate of conversion, for all purposes of the laws of the State of Delaware:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall remain vested in the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and are enforceable against the converted entity by such creditors and obligees to the same extent as if the liabilities and obligations had originally been incurred or contracted by the converted entity;

(v) the Partnership Interests that are to be converted into partnership interests, shares, evidences of ownership, or other rights or securities in the converted entity or cash as provided in the Plan of Conversion or certificate of conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion or certificate of conversion.

(c) A merger, consolidation or conversion effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

Section 14.6  Amendment of Partnership Agreement.

Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with Section 17-211(b) of the Delaware Act may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for a limited partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.

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Amended and Restated Agreement of Limited Partnership

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1  Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) “Current Market Price” as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) “Closing Price” for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner; and (iii) “Trading Day” means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted for trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted for trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests, or other evidence of the issuance of uncertificated Units, in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner,

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Amended and Restated Agreement of Limited Partnership

its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate, or other evidence of the issuance of uncertificated Units, shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Article III, Article IV, Article V, Article VI, and Article XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, or other evidence of the issuance of uncertificated Units, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Article III, Article IV, Article V, Article VI and Article XII).

(c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest, or other evidence of the issuance of uncertificated Units, to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1  Addresses and Notices; Written Communications.

Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

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Amended and Restated Agreement of Limited Partnership

Section 16.2  Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3  Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4  Integration.

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5  Creditors.

None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6  Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7  Third-Party Beneficiaries.

Each Partner agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.

Section 16.8  Counterparts.

This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Limited Partner Interest, pursuant to Section 10.1(a) without execution hereto.

Section 16.9  Applicable Law.

This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of laws.

Section 16.10  Invalidity of Provisions.

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.11  Consent of Partners.

Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.12  Facsimile Signatures.

The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.

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Amended and Restated Agreement of Limited Partnership

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Amended and Restated Agreement of Limited Partnership

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

PNGS GP LLC
By:
Name:
Title:

AMENDING LIMITED PARTNER:

PLAINS ALL AMERICAN PIPELINE, L.P.

By: PAA GP LLC, its general partner

By: Plains AAP, L.P., its sole member

By: Plains All American GP LLC, its general partner

By:
Name:
Title:

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner or without execution hereof pursuant to Section 10.1(a) hereof.

PLAINS ALL AMERICAN PIPELINE, L.P.

By: PAA GP LLC, its general partner

By: Plains AAP, L.P., its sole member

By: Plains All American GP LLC, its general partner

By:
Name:
Title:

Signature Page — First Amended and Restated Agreement
of Limited Partnership of PAA Natural Gas Storage, L.P.

EXHIBIT A-1
to the Amended and Restated
Agreement of Limited Partnership of
PAA Natural Gas Storage, L.P.

Certificate Evidencing Common Units
Representing Limited Partner Interests in
PAA Natural Gas Storage, L.P.

No.	Common Units

In accordance with Section 4.1 of the Amended and Restated Agreement of Limited Partnership of PAA Natural Gas Storage, L.P., as amended, supplemented or restated from time to time (the “Partnership Agreement”), PAA Natural Gas Storage, L.P., a Delaware limited partnership (the “Partnership”), hereby certifies that   (the “Holder”) is the registered owner of   Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 333 Clay Street, Suite 1500, Houston, Texas 77002. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THIS SECURITY IS SUBJECT TO CERTAIN RESTRICTIONS AND LIMITATIONS ON TRANSFER SET FORTH IN THE PARTNERSHIP AGREEMENT, AS THE SAME MAY BE AMENDED FROM TIME TO TIME. THE GENERAL PARTNER OF THE PARTNERSHIP MAY ALSO IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF NECESSARY TO AVOID CERTAIN ADVERSE TAX CONSEQUENCES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar. This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

Dated:	PAA Natural Gas Storage, L.P.

Countersigned and Registered by:	By: PNGS GP LLC

American Stock Transfer & Trust Company,	By:

As Transfer Agent and Registrar	Name:

By: Secretary

A-1-1

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM - as tenants in common	UNIF GIFT/TRANSFERS MIN ACT

TEN ENT - as tenants by the entireties	Custodian (Cust) (Minor)
JT TEN - as joint tenants with right of survivorship and not as tenants in common	Under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

A-1-2

ASSIGNMENT OF COMMON UNITS OF
PAA NATURAL GAS STORAGE, L.P.

FOR VALUE RECEIVED,            hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)
Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint as its attorney-in-fact with full power of substitution to transfer the same on the books of PAA Natural Gas Storage, L.P.
Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular. without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15	(Signature) (Signature)

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

A-1-3

EXHIBIT A-2
to the Amended and Restated
Agreement of Limited Partnership of
PAA Natural Gas Storage, L.P.

Certificate Evidencing Series A Subordinated Units
Representing Limited Partner Interests in
PAA Natural Gas Storage, L.P.

No.	Series A Subordinated Units

In accordance with Section 4.1 of the Amended and Restated Agreement of Limited Partnership of PAA Natural Gas Storage, L.P., as amended, supplemented or restated from time to time (the “Partnership Agreement”), PAA Natural Gas Storage, L.P., a Delaware limited partnership (the “Partnership”), hereby certifies that            (the “Holder”) is the registered owner of            Series A Subordinated Units representing limited partner interests in the Partnership (the “Series A Subordinated Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Series A Subordinated Units are set forth in, and this Certificate and the Series A Subordinated Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 333 Clay Street, Suite 1500, Houston, Texas 77002. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THIS SECURITY IS SUBJECT TO CERTAIN RESTRICTIONS AND LIMITATIONS ON TRANSFER SET FORTH IN THE PARTNERSHIP AGREEMENT, AS THE SAME MAY BE AMENDED FROM TIME TO TIME. THE GENERAL PARTNER OF THE PARTNERSHIP MAY ALSO IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF NECESSARY TO AVOID CERTAIN ADVERSE TAX CONSEQUENCES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

A-2-1

PNGS GP LLC, the general partner of PAA Natural Gas Storage, L.P., will act as the Transfer Agent and Registrar with respect to this Certificate. This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

PAA Natural Gas Storage, L.P.

By: PNGS GP LLC

By:

Name:

By:
          Secretary

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM — as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
TEN ENT — as tenants by the entireties	Custodian
(Cust) (Minor)
JT TEN — as joint tenants with right of survivorship and not as tenants in common	Under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

A-2-2

ASSIGNMENT OF SERIES A SUBORDINATED UNITS OF
PAA NATURAL GAS STORAGE, L.P.

FOR VALUE RECEIVED,            hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

Series A Subordinated Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint as its attorney-in-fact with full power of substitution to transfer the same on the books of PAA Natural Gas Storage, L.P.
Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular. without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15	(Signature) (Signature)

No transfer of the Series A Subordinated Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Series A Subordinated Units to be transferred is surrendered for registration or transfer.

A-2-3

EXHIBIT A-3
to the Amended and Restated
Agreement of Limited Partnership of
PAA Natural Gas Storage, L.P.

Certificate Evidencing Series B Subordinated Units
Representing Limited Partner Interests in
PAA Natural Gas Storage, L.P.

No.	Series B Subordinated Units

In accordance with Section 4.1 of the Amended and Restated Agreement of Limited Partnership of PAA Natural Gas Storage, L.P., as amended, supplemented or restated from time to time (the “Partnership Agreement”), PAA Natural Gas Storage, L.P., a Delaware limited partnership (the “Partnership”), hereby certifies that           (the “Holder”) is the registered owner of            Series B Subordinated Units representing limited partner interests in the Partnership (the “Series B Subordinated Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Series B Subordinated Units are set forth in, and this Certificate and the Series B Subordinated Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 333 Clay Street, Suite 1500, Houston, Texas 77002. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THIS SECURITY IS SUBJECT TO CERTAIN RESTRICTIONS AND LIMITATIONS ON TRANSFER SET FORTH IN THE PARTNERSHIP AGREEMENT, AS THE SAME MAY BE AMENDED FROM TIME TO TIME. THE GENERAL PARTNER OF THE PARTNERSHIP MAY ALSO IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF NECESSARY TO AVOID CERTAIN ADVERSE TAX CONSEQUENCES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

A-3-1

PNGS GP LLC, the general partner of PAA Natural Gas Storage, L.P., will act as the Transfer Agent and Registrar with respect to this Certificate. This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

PAA Natural Gas Storage, L.P.

By:      PNGS GP LLC

By:

Name:

By:

          Secretary

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM — as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
TEN ENT — as tenants by the entireties	Custodian
(Cust) (Minor)
JT TEN — as joint tenants with right of survivorship and not as tenants in common	Under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

A-3-2

ASSIGNMENT OF SERIES B SUBORDINATED UNITS OF
PAA NATURAL GAS STORAGE, L.P.

FOR VALUE RECEIVED,            hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

Series B Subordinated Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint as its attorney-in-fact with full power of substitution to transfer the same on the books of PAA Natural Gas Storage, L.P.
Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular. without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15	(Signature) (Signature)

No transfer of the Series B Subordinated Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Series B Subordinated Units to be transferred is surrendered for registration or transfer.

A-3-3

APPENDIX B

GLOSSARY OF TERMS

Adjusted EBITDA:  A supplemental financial measure defined by us as earnings before interest expense, taxes, depreciation, depletion and amortization, equity compensation plan charges, gains and losses from derivative activities and selected items that are generally unusual or non-recurring.

available cash: For any quarter ending prior to liquidation:

(a) the sum of:

(1) all cash and cash equivalents of PAA Natural Gas Storage, L.P. and its subsidiaries on hand at the end of that quarter; and

(2) if our general partner so determines all or a portion of any additional cash or cash equivalents of PAA Natural Gas Storage, L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter;

(b) less the amount of cash reserves established by our general partner to:

(1) provide for the proper conduct of the business of PAA Natural Gas Storage, L.P. and its subsidiaries (including cash reserves for future capital expenditures and for future credit needs of PAA Natural Gas Storage, L.P. and its subsidiaries) after that quarter;

(2) comply with applicable law or any debt instrument or other agreement or obligation to which PAA Natural Gas Storage, L.P. or any of its subsidiaries is a party or its assets are subject; and

(3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that our general partner may not establish cash reserves pursuant to clause (b)(3) immediately above unless our general partner has determined that the establishment of cash reserves will not prevent us from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for that quarter; and provided, further, that disbursements made by us or any of our subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.

base gas (or cushion gas): The volume of gas that is injected into a storage facility to maintain adequate pressure and deliverability rates.

basis differential: The differences in pricing of natural gas due to location, quality, delivery timing or other factors.

Bcf:  One billion cubic feet.

Bcf/d:  One billion cubic feet per day.

capital account:  The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in PAA Natural Gas Storage, L.P. held by a partner.

capital surplus:  All available cash distributed by us on any date from any source will be treated as distributed from distributable cash flow until the sum of all available cash distributed since the closing of the initial public offering equals the distributable cash flow from the closing of the initial public offering through the end of the quarter immediately preceding that distribution. Any excess available cash distributed by us on that date will be deemed to be capital surplus.

closing price:  The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, in either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the New York Stock Exchange or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the our board of directors. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our board of directors.

cumulative common unit arrearage:  The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from distributable cash flow actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

current market price:  For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

cycling fees:  Fees typically collected under a firm storage contract based on the volume of natural gas nominated for injection and/or withdrawal.

distributable cash flow:  A supplemental financial measure defined as: (i) net income; plus or minus, as applicable, (ii) any amounts necessary to offset the impact of any items included in net income that do not impact the amount of available cash; plus (iii) any acquisition-related expenses deducted from net income and associated with (a) successful acquisitions or (b) any other potential acquisitions that have not been abandoned; minus (iv) any acquisition related expenses covered by clause (iii)(b) immediately preceding that relate to (a) potential acquisitions that have since been abandoned or (b) potential acquisitions that have not been consummated within one year following the date such expense was incurred (except that if the potential acquisition is the subject of a pending purchase and sale agreement as of such one-year date, such one-year period of time shall be extended until the first to occur of the termination of such purchase and sale agreement or the first day following the closing of the acquisition contemplated by such purchase and sale agreement); and minus (v) maintenance capital expenditures. The types of items covered by clause (ii) above include (a) depreciation, depletion and amortization expense, (b) any gain or loss from the sale of assets not in the ordinary course of business, (c) any gain or loss as a result of a change in accounting principle, (d) any non-cash gains or items of income and any non-cash losses or expenses, including asset impairments, amortization of debt discounts, premiums or issue costs, mark-to-market activity associated with hedging and with non-cash revaluation and/or fair valuation of assets or liabilities and (e) earnings or losses from unconsolidated subsidiaries except to the extent of actual cash distributions received.

header system:  The network of pipelines that connect a storage facility to interstate or intrastate pipelines, or both, as applicable, through a series of interconnects.

“interruptible” storage services:  Those services pursuant to which customers do not receive any assurances regarding the availability of capacity in any storage facility and pay fees based on their actual utilization of capacity.

firm storage services:  Those services including (i) multi-year storage services pursuant to which customers receive the assured or “firm” right to store gas in a storage facility over a multi-year period and (ii) seasonal “park and loan” services.

hub services:  Those services including (i) “interruptible” storage services, (ii) non-seasonal “park and loan” services and (iii) “wheeling and balancing” services.

LDC:  A local gas distribution company.

LNG:  Liquefied natural gas.

maintenance capital expenditures:  Cash capital expenditures made for the purpose of maintaining or replacing the operating capacity, service capability and/or functionality of the assets of PAA Natural Gas Storage, L.P. and its subsidiaries.

MMBtu:  One million British Thermal Units.

MMBtu/d:  One million British Thermal Units per day.

MMcf:  One million cubic feet of natural gas.

MMcf/d:  One million cubic feet per day.

“park and loan” services:  Those services pursuant to which customers receive the “firm” right to store gas in (park), or borrow gas from (loan), a storage facility.

“take or pay” contracts:  Contracts under which purchasers pay for a minimum quantity of natural gas during a contract year even if the actual amount of gas received by the purchaser is less than the stated minimum.

Tcf:  One trillion cubic feet of natural gas.

“wheeling and balancing” services:  Those services pursuant to which customers pay fees for the right to move a volume of gas through a storage facility from one interconnection point to another and true up their deliveries of gas to, or takeaways of gas from, such facility.

working gas:  Assuming adequate operating pressures, the amount of gas that can be extracted during the normal operation of a storage facility.

10,000,000 Common Units

Representing Limited Partner Interests

Prospectus

               , 2010

Barclays Capital
UBS Investment Bank
Citi
Wells Fargo Securities

BofA Merrill Lynch
J.P. Morgan
Raymond James

Madison Williams
Morgan Keegan & Company, Inc.
RBC Capital Markets
Stifel Nicolaus

Through and including          , 2010 (the 25th day after the date of this prospectus), federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information required in the registration statement

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby, which will be paid by PAA Natural Gas Storage, L.P. With the exception of the Securities and Exchange Commission registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$17,219
FINRA filing fee	24,650
Printing and engraving expenses	500,000
Fees and expenses of legal counsel	1,100,000
Accounting fees and expenses	500,000
Transfer agent and registrar fees	25,000
New York Stock Exchange listing fee	250,000
Miscellaneous	183,131

Total	$2,600,000

ITEM 14.	INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR GENERAL PARTNER’S BOARD OF DIRECTORS.

The section of the prospectus entitled “The Partnership Agreement — Indemnification” is incorporated herein by reference. Reference is also made to the underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which has been filed as an exhibit to this registration statement. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever. The officers and directors of our general partner will be insured against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On January 15, 2010, in connection with the formation of PAA Natural Gas Storage, L.P. (the “Partnership”), the Partnership issued to (i) its general partner the 2.0% general partner interest in the Partnership for $20 and (ii) Plains All American Pipeline, L.P. the 98.0% limited partner interest in the Partnership for $980. The issuance was exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

ITEM 16.	EXHIBITS.

The following documents are filed as exhibits to this registration statement:

Exhibit
Number			Description

1.1		—	Form of Underwriting Agreement

3	.1**	—	Certificate of Limited Partnership of PAA Natural Gas Storage, L.P.

3.2		—	Form of Amended and Restated Limited Partnership Agreement of PAA Natural Gas Storage, L.P. (included as Appendix A in the prospectus included in this Registration Statement)

3	.3**	—	Certificate of Formation of PNGS GP LLC

3	.4**	—	Form of Amended and Restated Limited Liability Company Agreement of PNGS GP LLC

Exhibit
Number			Description

5	.1**	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

8	.1**	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10	.1**	—	Form of Contribution Agreement

10	.2**	—	Form of Omnibus Agreement

10	.3†**	—	Form of PAA Natural Gas Storage, L.P. Long Term Incentive Plan

10	.4†**	—	Form of PAA Natural Gas Storage, L.P. Phantom Unit and Distribution Equivalent Right Grant Letter

10	.5†**	—	Form of PAA Natural Gas Storage, L.P. Phantom Unit Grant Letter

10	.6†**	—	Form of PNGS GP LLC Class B Restricted Unit Agreement

10	.7**	—	Agreement to Lease with Option to Purchase, dated May 1, 2006, between Industrial Development Board No. 1 of the Parish of Evangeline, State of Louisiana, Inc. and Pine Prairie Energy Center, LLC

10	.8**	—	Form of Credit Agreement by and among PAA Natural Gas Storage, L.P., Bank of America, N.A., as Administrative Agent, and the Lenders party thereto

10	.9†**	—	Employment Agreement, effective September 15, 2009, between Richard McGee and Plains All American GP LLC

10	.10†**	—	Employment Agreement, effective November 1, 2008, between Dean Liollio and Plains All American GP LLC

10	.11**	—	Form of Tax Sharing Agreement

21	.1**	—	List of Subsidiaries of PAA Natural Gas Storage, L.P.

23.1		—	Consent of PricewaterhouseCoopers

23	.2**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23	.3**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

23	.4**	—	Consent of Director Nominee (Burk)

23.5		—	Consent of Director Nominee (Shackouls)

24	.1**	—	Powers of Attorney

**	Previously Filed.

†	Compensatory plan or arrangement.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to provide to each common unitholder, at least on an annual basis, a detailed statement of any transactions with Plains All American Pipeline, L.P. or its subsidiaries, and of fees, commissions, compensation and other benefits paid, or accrued to Plains All American Pipeline, L.P. or its subsidiaries for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the company.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 22, 2010.

PAA Natural Gas Storage, L.P.

By:	PNGS GP LLC, its general partner

By:	/s/ Richard K. McGee
Name:     Richard K. McGee
Title:     Vice President — Legal and
      Business Development

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

PNGS GP LLC, as general partner of PAA NATURAL GAS STORAGE, L.P.

Signature	Title	Date

* Greg L. Armstrong	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	April 22, 2010

* Harry N. Pefanis	Vice Chairman and Director	April 22, 2010

* Dean Liollio	President and Director	April 22, 2010

* Al Swanson	Senior Vice President, Chief Financial Officer and Director (Principal Financial Officer)	April 22, 2010

* Tina L. Summers	Vice President — Accounting and Chief Accounting Officer (Principal Accounting Officer)	April 22, 2010

*By: /s/ Richard K. McGee Richard K. McGee, Attorney-in-Fact

Exhibit
Number			Description

1.1		—	Form of Underwriting Agreement

3	.1**	—	Certificate of Limited Partnership of PAA Natural Gas Storage, L.P.

3.2		—	Form of Amended and Restated Limited Partnership Agreement of PAA Natural Gas Storage, L.P. (included as Appendix A in the prospectus included in this Registration Statement)

3	.3**	—	Certificate of Formation of PNGS GP LLC

3	.4**	—	Form of Amended and Restated Limited Liability Company Agreement of PNGS GP LLC

5	.1**	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

8	.1**	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10	.1**	—	Form of Contribution Agreement

10	.2**	—	Form of Omnibus Agreement

10	.3†**	—	Form of PAA Natural Gas Storage, L.P. Long Term Incentive Plan

10	.4†**	—	Form of PAA Natural Gas Storage, L.P. Phantom Unit and Distribution Equivalent Right Grant Letter

10	.5†**	—	Form of PAA Natural Gas Storage, L.P. Phantom Unit Grant Letter

10	.6†**	—	Form of PNGS GP LLC Class B Restricted Unit Agreement

10	.7**	—	Agreement to Lease with Option to Purchase, dated May 1, 2006, between Industrial Development Board No. 1 of the Parish of Evangeline, State of Louisiana, Inc. and Pine Prairie Energy Center, LLC

10	.8**	—	Form of Credit Agreement by and among PAA Natural Gas Storage, L.P., Bank of America, N.A., as Administrative Agent, and the Lenders party thereto

10	.9†**	—	Employment Agreement, effective September 15, 2009, between Richard McGee and Plains All American GP LLC

10	.10†**	—	Employment Agreement, effective November 1, 2008, between Dean Liollio and Plains All American GP LLC

10	.11**	—	Form of Tax Sharing Agreement

21	.1**	—	List of Subsidiaries of PAA Natural Gas Storage, L.P.

23.1		—	Consent of PricewaterhouseCoopers

23	.2**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23	.3**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

23	.4**	—	Consent of Director Nominee (Burk)

23.5		—	Consent of Director Nominee (Shackouls)

24	.1**	—	Powers of Attorney

**	Previously Filed.

†	Compensatory plan or arrangement.